the
metals company



annual report | 2022



Gerard Barron
Chairman & CEO

2022 Annual Report

Dear Fellow Shareholders,

From the successful completion of NORI's pilot system trials and environmental impact monitoring program to the launch of our first Impact Report, last year was monumental in progressing both our industry and our NORI-D Nodule Project. We wrapped up 2022 with over 3,000 tonnes of nodules aboard the Hidden Gem, having spent most of 2022 at sea, where TMC, NORI and Allseas delivered the first integrated collection and lift of nodules in the CCZ since the 1970s, while our science partners were monitoring the impacts of the operation and gathering the critical data needed for informed decision-making.

In the last three years, we have arguably made a decade-worth of progress. This was possible because we have chosen to partner with some of the world's best organizations. Last month we welcomed two new partners who share our belief in the potential of the nodule resource to transform the energy transition metals industry and whose deep expertise will be instrumental in processing and permitting. PAMCO brings decades of experience smelting nickel laterites at their existing facilities in Japan (now considered a free trade agreement country for the purpose of U.S. IRA legislation) that could be used to process nodules from the NORI-D Project to exacting environmental standards and without additional capital investment. Bechtel, one of the world's most respected engineering, construction, and project management companies, is now on board to help compile the techno-economic studies that will underpin NORI's exploitation application to the ISA.

We expect NORI's exploitation application to the ISA to be the world's first application of its kind. Delivering a high-quality application involves working closely with dozens of parties and interpreting over 200 terabytes of data we gathered over 17 offshore resource definition and environmental baseline campaigns. It's our main focus in 2023.

Finally, I would like to thank our dedicated partners and team members for their extraordinary efforts in helping us advance this important mission.

Regards,

Gerard Barron
Chairman & CEO
April 20, 2023



Company Highlights

TMC Enters into MOU with Leading Nickel Processor PAMCO to Evaluate the Processing of Polymetallic Nodules into Battery Metal Feedstocks

In December, we entered into a non-binding MoU with Pacific Metals Co Ltd (PAMCO) of Japan, to evaluate the toll treatment of an initial quantity of 1.3 million tonnes of wet polymetallic nodules per year at PAMCO's Hachinohe smelting facility starting in 2025.

NORI and Allseas Lift Over 3,000 Tonnes of Polymetallic Nodules to Surface from Planet's Largest Deposit of Battery Metals, as Leading Scientists and Marine Experts Continue Gathering Environmental Data

In November, we announced the conclusion of NORI's integrated system trial in the NORI-D area in the CCZ. The pilot collector vehicle drove a distance of over 80 km on the seafloor, collecting approximately 4,500 tonnes of seafloor polymetallic nodules and lifting over 3,000 tonnes of nodules up a 4.3-km riser system to the surface production vessel, Hidden Gem. The Allseas-designed-and-tested pilot nodule collection system – which we expect to be scaled to include additional collector heads and a wider diameter riser pipe in preparation for NORI's Project Zero – achieved a maximum sustained production rate of 86.4 tons per hour.

TMC Secures $30M Investment on Path to Commercial Seafloor Nodule Production

In August, we announced a committed PIPE financing, which resulted in US$30.4 million of gross proceeds through the issuance of approximately 38 million common shares. A majority of the funds came from existing TMC shareholders and insiders.

TMC Subsidiary NORI Commences Monitoring of the Environmental Impacts of Pilot Nodule Collection System Trials in the Clarion-Clipperton Zone

In October, we announced that a multidisciplinary team of independent scientists and industry-leading contractors had commenced the next phase of an extensive environmental baseline and impact monitoring campaign in preparation for NORI's ongoing pilot nodule collection system trials in the NORI-D area of the CCZ. Scientists aboard a dedicated 103-meter-long monitoring vessel conducted pre-disturbance monitoring studies on a sub-section of the NORI-D exploration area to establish an environmental baseline before NORI's offshore strategic partner, Allseas, began testing a system consisting of a prototype nodule collector at the seafloor connected to a riser system to bring nodules to the surface production vessel, Hidden Gem.

The Metals Company Publishes Inaugural Impact Report Detailing Future Operations and Strategy for Net-positive Planetary Impact

In May, we published our inaugural Impact Report, setting out our motivations for collecting nodules and providing a forward-looking view of the impacts of our expected operations and the efforts underway to eliminate or reduce them. The report outlines the case for polymetallic nodules in the CCZ as an alternative, large-scale supply of potentially lower-impact nickel, cobalt, copper and manganese, as compared with terrestrial sources, and how we plan to use nodule-derived metals to build up recyclable stocks of battery materials as the basis of a future circular metals economy.

TMC's Manganese Silicate Product from Deep-sea Nodules Has High Value-in-Use and Potential to Lower Cost and CO_2 Emissions Compared to Conventional Mn Sources

In May, we announced that SINTEF, one of Europe's largest independent research institutions, was retained by us to analyze our manganese silicate product that can be used to produce silicomanganese alloy for steelmaking and found that it behaves similarly to traditional manganese sources. Our high-grade nodule-derived manganese silicate, which we estimate could account for almost 30% of future revenues, appears to have significant advantages over conventional manganese ores on cost and CO_2 footprint, with the potential for 7 to 17% higher value-in-use, depending on carbon tax regimes.

The Metals Company Contracts CSIRO-led Consortium to Pioneer Ecosystem-based Environmental Monitoring and Management Plan for Deep-sea Nodule Collection

In July, we announced that our Australian subsidiary, The Metals Company Australia Pty Ltd., had entered into a research funding agreement with a consortium of institutions led by Australia's Commonwealth Scientific Industrial Research Organization (CSIRO) to create a framework for the development of an ecosystem-based Environmental Monitoring and Management Plan (EMMP) for our proposed deep-sea polymetallic nodule collection operations in the CCZ. The work will form the scientific foundation of TMC's future Adaptive Management System (AMS), a state-of-the-art predictive system that will use environmental and operational data to enable us to mitigate operational impacts in the deep-sea environment as much as possible.

The Metals Company and Allseas Announce Proposed Economic Terms for Developing and Operating the World's First Commercial System to Collect Deep-sea Polymetallic Nodules to Meet Surging Demand for Critical Battery Metals

In March, our subsidiary NORI and Allseas entered into a non-binding term sheet for the development and operation of a commercial nodule collection system. The pilot nodule collection system developed and successfully tested by Allseas is expected to be upgraded to a commercial system with a targeted production capacity of 1.3 Mpta of wet nodules and expected production readiness by Q4 2024.

Research

The Metals Company Engaged Benchmark Mineral Intelligence to Produce Lifecycle Assessment of NORI-D Polymetallic Nodule Project

In April, we announced that we had chosen the leading lithium-ion battery supply chain research firm, Benchmark Mineral Intelligence ("Benchmark"), to conduct an independent lifecycle assessment of the environmental impacts of TMC's planned NORI-D Polymetallic Nodule Project and to compare these impacts to producing the same metals from commonly used production pathways using conventional land ores. Results show the NORI-D project as having the lowest footprint of all processing routes in terms of global warming potential per kilogram of nickel in nickel sulfate, as well as the lowest impact value across compared processing routes for ozone depletion, acidification, water consumption and almost every other impact category measured in the study.

Peer-reviewed Lifecycle Analysis Shows Conventional Production of EV Battery Metals Will Generate Significant Waste Streams but Could Be Reduced by Using Deep-sea Nodules

In January, the Yale Journal of Industrial Ecology published a peer-reviewed study that shows seafloor polymetallic nodules could help meet massive new demand for EV battery metals like nickel while significantly reducing – and in some scenarios eliminating – the solid waste streams typically generated by metal production from land ores. The study finds that producing four key battery metals (nickel, copper, cobalt, manganese) from seafloor polymetallic nodules could reduce lifecycle solid waste by 59 to 93% compared to land ores, including a 79 to 96% reduction in tailings. The researchers noted that every kilogram of Class I nickel mined and produced today can result in between 50 to 160 kg of potentially toxic tailings that must be managed indefinitely. Production of nickel, cobalt, copper and manganese for a single EV with a 75 kWh battery creates 40 to 61 metric tons of waste, around 50% of which is tailings.

Industry Updates

ISA Council Concludes Part III of Its 27th Session

The International Seabed Authority (ISA) concluded the third part of its 27th Council session in November in Kingston, Jamaica, where the regulatory body's 167 members (+ the European Union) continued their work towards a final exploitation code. The Council met again in March 2023 and is scheduled to meet again in July. Members will continue work inter-sessionally and they have also tentatively scheduled a meeting in October-November if required.



Sponsoring States

TMC and its subsidiaries, NORI and TOML, are supporting a range of educational and community-led initiatives in the Republic of Nauru and the Kingdom of Tonga. Some of the highlights from 2022 are shared below.

Educational Programs

In 2022, NORI supported the studies of Ana Rose Ribauw and LCK Aroi through two scholarships at the University of the South Pacific's (USP) Laucala Campus in Suva, Fiji. As part of its ISA contractor obligations, NORI supported Ometa Tauro (BSc in Marine Science, Kiribati) and Sera Lewanuya (Master's in Marine Management, Fiji) in their studies at USP, and also provided two offshore traineeships, with both Jameal Magno (Philippines) and Bhine Amatari (Nigeria) taking part in the recent integrated nodule collection system trials in the Pacific.



In Tonga, TOML supported Sione Manu Taumoepeau, Penisimani Vete and Ana B Louis Vi with scholarships to pursue undergraduate degrees at USP's Fiji Campus. TOML also supported Olivia Tupou Ta'anea Tu'i'onetoa, Leona Funganitao, Ou-John Kamisese, Falesia Mahe and Akesa Vaka'uta through post-secondary scholarships with a focus on science. As part of its ISA contractor obligations, TOML also provided two offshore training opportunities for Paola Andrea Quintero (Colombia) and Mostafa Monwar, who joined the recent campaign to monitor the environmental impacts of the integrated system trials.

In addition, as the engaged contractor for Marawa, we were pleased to support Lineth Kimolo of the Solomon Islands in her pursuit of a BA in Marine Management at USP.

TOML Fish Market Project

The community along the waterfront in Kolomotuá and Sopu ó Taufaáhau in Tonga is heavily reliant upon fishing for its income and livelihoods but the volcanic eruption and tsunami in January devastated the coastline and destroyed its only fish market. As part of our 2022 Community Assistance Program, TOML was pleased to support its reconstruction so that families can sell their catch.



NORI Breadfruit project

In September, 150 breadfruit saplings arrived at the port of Nauru aboard the Micronesian Pride from Suva, Fiji.

The saplings were provided by the Pacific Community Secretariat's (SPC) Centre for Pacific Crops and Trees (CePaCT), which cultivated the saplings. NORI has engaged SPC to provide a total of 1,000 saplings as part of its efforts to strengthen food security on Nauru and is partnering with the Nauru Farmers and Growers Association to implement the project. Many thanks to Nauru Shipping Line, Nauru Port and Nauru Quarantine for their support in bringing the plants to Nauru.

Farewell, Cadinia – Welcome, Fuka

In July, we announced that TOML Country Manager Cadinia Funganitao had been accepted into the University of Melbourne to pursue a Master's in Environmental Law. Cadinia had an incredible impact upon the direction and implementation of the diverse community and educational initiatives that TOML supports. In her place, we were pleased to welcome Fuka Kitekei'aho as TOML's new Country Manager. Fuka brings extensive experience working in both the public and private sectors in the Kingdom of Tonga and the Pacific and has participated in prior offshore survey campaigns for polymetallic nodules.



News & Reports

Nauru Ambassador to UN/ISA on Nauru's Sponsorship of Nodule Exploration

Writing in a December op-ed in the Independent, Nauru's Permanent Representative to the United Nations and the International Seabed Authority, Ambassador Margo Deiye spoke to the opportunities presented by the development of responsible regulations to govern mineral exploitation in the high seas.

"For a century, Nauru was targeted as a rich source of phosphate. Thanks to heavy mining by the colonial powers, 80% of our land has been rendered uninhabitable. As a result, we don't have access to resources and to territory that could support our own socio-economic development.

We're not sitting back, waiting for the rich world to fix what they created. Nauru is an active member of the global community, believing strongly that global solutions can be found to global problems such as climate change, fully committed to delivery of the United Nations' Sustainable Development Goals."

Ambassador Deiye added, "Polymetallic nodules can provide the alternative energy source we require for an abundant, scalable alternative that could prevent a low-carbon future being held to ransom by a handful of actors."

Letter from Sen. Lisa Murkowski to Energy Secretary Granholm on Nodules

In a letter to the U.S. Department of Energy (DOE), Senator Lisa Murkowski (R – AK), a thought leader on energy and critical minerals issues in the U.S. Senate, urged Energy Secretary Jennifer Granholm to focus on securing access to battery raw materials and explore the potential of polymetallic nodules in the CCZ. In response to the letter, Secretary Granholm stated that the impact of collecting nodules should be compared on a level playing field to metal from onshore extraction ... something we have been advocating for some time. Secretary Granholm also noted that the DOE is working with interagency partners to consider ALL potential sources of critical minerals, including polymetallic nodules.

The Metals Company Welcomes Growing Recognition from Military Leaders of Deep-sea Nodules' Potential to Strengthen National Security and Reshore Supply Chains for the Clean Energy Transition

In a letter delivered to the U.S. Department of Defense (DoD), 17 retired generals, admirals and officers across four U.S. military branches warned in February that decades of failure to address domestic critical mineral reserves and processing capacity leave the U.S. extremely vulnerable to supply chain shocks, and called upon the DoD to consider the responsible development of the vast polymetallic nodule resource in the CCZ.

NORI and TOML Ranked as the World's Two Largest Nickel Projects

In March 2022, Mining.com ranked the NORI and TOML projects as the world's two largest nickel projects, with more contained nickel than any other nickel development project on the planet.

New MIT/Scripps Plume Study Finds 92-98% of Seafloor Plume Remains Less Than 2 m Above Seafloor

Managing the impacts of sediment plumes is a key concern for contractors looking to collect polymetallic nodules from the seafloor at depths of 4 km. This month saw the publication of a new peer-reviewed study by researchers at MIT and Scripps Institute of Oceanography, based upon actual field trials by fellow contractor GSR. The study found that, on flat terrain, 92 to 98% of sediment was deposited locally and remained in suspension below 2 m. As stated by the study's co-author, Tom Peacock, professor of mechanical engineering at MIT, "It's quite a different picture of what these plumes look like, compared to some of the conjecture."

Could Deep-sea Mining Rescue the Future of the Renewable Transition?

In an article in Forbes, Decio Nascimento noted how seafloor nodules could offer an interesting alternative source of metals that could materially change the supply outlook for critical battery metals in light of the growing headwinds facing the expansion of mining on land.

"The unprecedented demand for green-transition minerals meets a supply picture that is very constrained and will generate prohibitive costs to the energy transition ... Deep-sea mining offers a very interesting alternative to this problem."

TMC Gets Approval for Pilot Deep-sea Mining Project

Writing in the Wall Street Journal in September, Yusuf Khan noted that our subsidiary NORI had received permission from the International Seabed Authority to commence its pilot nodule collection system trials in the CCZ.

ABC – Lit: America's Future

In a 2022 documentary, ABC Chief Meteorologist Ginger Zee investigated some of the projects underway that are aiming to help establish a domestic battery metal supply chain in the United States, devoting the largest segment to TMC's efforts to responsible source metals from seafloor nodules.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from________to

Commission file number: 001-39281

TMC THE METALS COMPANY INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada *(State or other jurisdiction of incorporation or organization)*	**Not Applicable** *(I.R.S. Employer Identification No.)*
595 Howe Street, 10th Floor **Vancouver, British Columbia** *(Address of principal executive offices)*	**V6C 2T5** *(Zip Code)*

(574) 252-9333
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, without par value	TMC	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Common Share, each at an exercise price of $11.50 per share	TMCWW	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the fi ling reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting and non-voting common stock held by non-affiliates of the registrant (without admitting that any person whose shares are not included in such calculation is an affiliate) computed by reference to the price at which the common shares were last sold as of the last business day of the registrant's most recently completed second fiscal quarter was $169,803,422.

As of March 24, 2023, the registrant had 277,878,995 common shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

(This page has been left blank intentionally.)

TABLE OF CONTENTS

In this Annual Report on Form 10-K, the terms "we," "us," "our," the "Company" and "TMC" mean TMC the metals company Inc. (formerly Sustainable Opportunities Acquisition Corp.) and our subsidiaries. On September 9, 2021 (the "Closing Date"), Sustainable Opportunities Acquisition Corp. ("SOAC" and after the Business Combination described herein, the "Company") consummated a business combination (the "Business Combination") pursuant to the terms of the business combination agreement dated as of March 4, 2021 (the "Business Combination Agreement") by and among SOAC, 1291924 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws of British Columbia, Canada ("NewCo Sub"), and DeepGreen Metals Inc., a company existing under the laws of British Columbia, Canada ("DeepGreen") under which SOAC acquired DeepGreen and its business. In connection with the Business Combination, SOAC changed its name to "TMC the metals company Inc." ("TMC"). The combined company's common shares and warrants to purchase common shares commenced trading on the Nasdaq Global Select Market ("Nasdaq") on September 10, 2021, under the symbols "TMC" and "TMCWW," respectively.

As used in this Annual Report on Form 10-K, "Mtpa" refers to millions of tonnes per year, "ktpa" refers to thousands of tonnes per year, "dmtu" refers to dry metric tonne unit and "w/w" refers to weight for weight.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that relate to future events, our future operations or financial performance, or our plans, strategies and prospects. These statements are based on the beliefs and assumptions of our management team. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or performance, are forward-looking statements. These statements may be preceded by, followed by or include the words "believes," "estimates," "expects," "projects," "forecasts," "may," "will," "should," "seeks," "plans," "scheduled," "anticipates" or "intends" or the negative of these terms, or other comparable terminology intended to identify statements about the future, although not all forward-looking statements contain these identifying words. The forward-looking statements are based on projections prepared by, and are the responsibility of, the Company's management. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- the commercial and technical feasibility of seafloor polymetallic nodule collection and processing;

- our and our partners' development and operational plans, including with respect to the planned uses of polymetallic nodules, where and how nodules will be obtained and processed, the expected environmental, social and governance impacts thereof and our plans to assess these impacts and the timing and scope of these plans, including the timing and expectations with respect to our receipt of exploitation contracts and our commercialization plans;

- the supply and demand for battery metals and battery cathode feedstocks, copper cathode and manganese ores;

- the future prices of battery metals and battery cathode feedstocks, copper cathode and manganese ores;

- the timing and content of International Seabed Authority's ("ISA") final exploitation regulations that will create the legal and technical framework for exploitation of polymetallic nodules in the Clarion Clipperton Zone of the Pacific Ocean ("CCZ");

- government regulation of mineral extraction from the deep seafloor and changes in mining laws and regulations;

- technical, operational, environmental, social and governance risks of developing and deploying equipment to collect and ship polymetallic nodules at sea, and to process such nodules on land;

- the sources and timing of potential revenue as well as the timing and amount of estimated future production, costs of production, other expenses, capital expenditures and requirements for additional capital;

- cash flow provided by operating activities;

- the expected activities of our partners under our key strategic relationships;

- the sufficiency of our cash on hand to meet our working capital and capital expenditure requirements, the need for additional financing and our ability to continue as a going concern;

- our ability to raise financing in the future, the nature of any such financing and our plans with respect thereto;

- any litigation to which we are a party;

- claims and limitations on insurance coverage;

- our plans to mitigate our material weaknesses in our internal control over financial reporting;

- the restatement of our financial statements;

- geological, metallurgical and geotechnical studies and opinions;

- mineral resource estimates;

- our status as an emerging growth company, non-reporting Canadian issuer and passive foreign investment company ("PFIC");

- infrastructure risks;

- dependence on key management personnel and executive officers;

- political and market conditions beyond our control;

- the impact of pandemics (including from COVID-19) on our business; and

- our financial performance.

These forward-looking statements are based on information available as of the date of this Annual Report on Form 10-K, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Important factors could cause actual results, performance or achievements to differ materially from those indicated or implied by forward-looking statements such as those described under the caption "Risk Factors" in Item 1A of Part I of this Annual Report on Form 10-K and in other filings that we make with the Securities and Exchange Commission ("SEC"). The risks described under the heading "Risk Factors" are not exhaustive. New risk factors emerge from time to time, and it is not possible to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. We undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART I

Item 1. BUSINESS

Overview

We are a deep-sea minerals exploration company focused on the collection, processing and refining of polymetallic nodules found on the seafloor in international waters of the Clarion Clipperton Zone ("CCZ"), about 1,300 nautical miles (1,500 miles or 2,400 kilometers) south-west of San Diego, California. The CCZ is a geological submarine fracture zone of abyssal plains and other formations in the Eastern Pacific Ocean, with a length of around 7,240 km (4,500 miles) that spans approximately 4,500,000 square kilometers (1,700,000 square miles). Polymetallic nodules are discrete rocks that sit unattached to the seafloor, occur in significant quantities in the CCZ and have high concentrations of nickel, manganese, cobalt and copper in a single rock.

These four metals contained in the polymetallic nodules are critical for the transition to low carbon energy. Our resource definition work to date shows that nodules in our contract areas represent the world's largest estimated undeveloped source of critical battery metals. If we are able to collect polymetallic nodules from the seafloor on a commercial scale, we plan to use such nodules to produce three types of metal products: (i) feedstock for battery cathode precursors (nickel and cobalt sulfates) for electric vehicles ("EV") and renewable energy storage markets, (ii) copper cathode for EV wiring, clean energy transmission and other applications, and (iii) manganese silicate for manganese alloy production required for steel production. Our mission is to build a carefully managed, shared stock of metal (a "metal commons") that can be used, recovered and reused for generations to come. Significant quantities of newly mined metal are required because existing metal stocks are insufficient to meet rapidly rising demand.

Exploration and exploitation of seabed minerals in international waters is regulated by the International Seabed Authority ("ISA"), an intergovernmental organization established pursuant to the 1994 Agreement Relating to the Implementation of the United Nations Convention on the Law of the Sea ("UNCLOS"). The ISA grants contracts to sovereign states or to private contractors who are sponsored by a sovereign state. The ISA requires that a contractor obtain and maintain sponsorship by a host nation that is a member of the ISA and signatory to UNCLOS, and such nation maintains effective supervision and regulatory control over such sponsored contractor. The ISA has issued a total of 19 polymetallic nodule exploration contracts covering approximately 1.28 million km^2, or 0.4% of the global seafloor, 17 of which are in the CCZ. We hold exclusive exploration and commercial rights to three of the 17 polymetallic nodule contract areas in the CCZ through our subsidiaries Nauru Ocean Resources Inc. ("NORI") and Tonga Offshore Mining Limited ("TOML"), sponsored by the Republic of Nauru ("Nauru") and the Kingdom of Tonga ("Tonga"), respectively, and exclusive commercial rights through our subsidiary, DeepGreen Engineering Pte. Ltd.'s ("DGE"), arrangement with Marawa Research and Exploration Limited ("Marawa"), a company owned and sponsored by the Republic of Kiribati ("Kiribati").

We are still in the exploration phase and have not yet obtained any exploitation contracts from the ISA, which will only be available after exploitation regulations have been established, to commence commercial scale polymetallic nodule collection in the CCZ nor do we have the applicable environmental and other permits required to build and operate commercial-scale polymetallic nodule processing and refining plants on land.

4

Polymetallic Nodules

Deep-sea polymetallic nodules form on or just below the sediment-covered seafloor of the abyssal plains. These nodules contain significant amounts of metals, and their unique characteristic compared to terrestrial deposits is the presence of four critical metals in one deposit.



Nodule composition vs. battery metal needs
Critical metals contained in 1 kg of dry nodules
Contained metal requirements for 75kWh EV battery with NMC811 chemistry
29%
.2%
1.3%
1.1%
MANGANESE
in Mn Silicate
COBALT
in Co Sulfate
NICKEL
in Ni Sulfate
COPPER
in Cu Cathode
6.6 kg
7.1 kg
56 kg
85 kg

Source: TMC inaugural Impact Report 2021, filed May 2022

Additionally, polymetallic nodules in the CCZ possess the following characteristics:

Characteristic	What it means
Far removed from human communities	No need for social displacement
No vegetation or other obstructions covering access to nodules	No need to remove overburden, no rock cutting or blasting
Unbound to the seafloor, 90% of nodule mass in the top 5 cm of seafloor	No need for destructive rock cutting and excavation
High grades of four critical metals in a single ore	Less mass to process compared to land ores
Low head-grade variability	Potentially easy to process
2-10 cm diameter	Potentially easy to handle
Microporous	Potentially easy to smelt
Very low concentrations of hazardous elements like arsenic, antimony and mercury	Potential to productize 100% of nodule mass and design a metallurgical flowsheet that generates no tailings and leaves almost no solid waste streams behind

The above characteristics of polymetallic nodules may provide an opportunity to compress lifecycle environmental and social impacts of producing critical metals as compared to land ores. In order to extract nickel, copper, cobalt and manganese from land ores, at least three different types of ores would need to be excavated. Mine development often involves social displacement and impacts on Indigenous people as well as deforestation, destruction of carbon sinks and biodiversity loss. In addition, several times more mass would need to be processed, often requiring significant amounts of local water resources; mining and processing tailings which can be toxic and need to be managed indefinitely in tailings dams, using dry-stacking or a practice known as deep-sea tailings placement (DSTP). Furthermore, metal production from land ores can release several toxic streams into the surrounding environment which can negatively impact the health of local communities and ecosystems. We believe using nodules to produce critical metals can help reduce several of these impacts associated with mining land ores. If our nodules are to be processed and refined in the United States ("U.S."), we can also compress the current supply chain that some materials need to travel before reaching the U.S. of 50,000 miles down to 1,500 miles, while reducing dependency on China which dominates refining for battery metals such as nickel, cobalt and manganese.

Market Opportunity

A 2021 study by the International Energy Agency shows that the production of energy transition minerals could increase by 600% by 2040 to meet the growing demand for low-carbon energy technologies required to keep global warming at 1.5°C. Given the wide range of environmental and social impacts associated with conventional land-based mining, we believe it is important to ensure that these large amounts of critical metals are sourced with the lowest environmental, social, and economic impacts possible. As the global supply of high-grade ore remains limited and metal demand increases, we can expect a larger environmental and social footprint, potential supply shortages and sustained increases in metal prices should land-based ores remain the only viable source of critical metals.

6

Industries which represent an end-use segment that may require all four critical metals contained in nodules are of particular interest to us and represent potential market opportunities. Most notably, nodules contain metals that can be employed as: (i) feedstock for battery cathode precursors (nickel and cobalt sulfates) for EV and renewable energy storage markets, (ii) copper cathode for EV wiring, clean energy transmission and other applications, and (iii) manganese silicate for manganese alloy production required for steel production. See Section – *Competitive Strengths.*



Total mineral demand for clean energy technologies by scenario, 2020 compared to 2040
2040 Net-Zero by 2050 Scenario
2040 Sustainable Development Scenario
2040 Stated Policies Scenario[1]
2020
2x
4x
6x
0
10
20
30
40
50
Solar PV
Wind
Other low-carbon power generation
EVs and battery storage
Electricity networks
Hydrogen
Growth of selected minerals: Sustainable Development Scenario, 2040 compared to 2020
Copper[2]
3
Manganese[3]
8
Nickel[3]
19
Cobalt[3]
21
Graphite[3]
25
Lithium[3]
42
Index (2020=1)

Source: IEA, "The Role of Critical Minerals in Clean Energy Transitions," 2021

[1] Stated Policies Scenario (STEPS) and indication of where the energy system is heading is based on a sector-by-sector analysis of today's policies and policy announcements

[2] Renewables and network-related minerals

[3] Battery-related minerals

Battery Metals and EV Market Opportunity - Global

We believe there will be significant growth in EV demand, with many countries committing to phasing out cars that burn fossil fuels and many original equipment manufacturers ("OEMs") devoting significant resources to the electrification of their vehicle offerings. In 2022, the number of signatories to the Zero Emission Vehicle declaration announced at the UN Climate Change Conference (COP26) in October 2021 increased to 214; the declaration is aimed at accelerating the transition to zero emission vehicles with a goal to reach 100% new EV car and van sales by 2040, and by 2035 in leading markets. Following the development of an energy crisis spurred by the Russian invasion of Ukraine, the European Parliament approved a law requiring that all new passenger cars and vans produce zero emissions by 2035, effectively banning the sale of new gas- and diesel-powered vehicles in the future (although a last-minute opposition from Germany in March 2023 has delayed the final vote on this law and may have put the laws' future in doubt). . The law also increases carbon dioxide emission reduction targets for new cars to 55% for 2030 compared to 37.5% for 2021. Similarly in the U.S., 22 states, plus the District of Columbia and Puerto Rico, have set 100% decarbonized energy goals by 2050 or sooner, with the Biden administration seeking to make half of all new vehicles sold in the U.S. zero-emissions vehicles by 2030. We believe this

transition to low carbon energy and EVs will test the limits of the current supply of certain metals, as EVs require several times more of these metals (such as nickel, cobalt and copper) than cars with internal combustion engines. Raw material shortages could potentially delay the achievement of the world's energy transition goals.





By 2030, 30+ million EVs per year could be left unbuilt due to material shortages

EV sales forecast
Millions of units sold per year

Material-constrained sales forecast   Unconstrained sales forecast

Source: Battery Materials Review, Westbeck Capital estimates

Battery Metals and EV Market Opportunity - USA

In August 2021, the U.S. government announced a target of 50% EV sales by 2030. The announcement was followed by a ramp-up of industry commitments to build battery cell manufacturing gigafactories, which when aggregated across North America would represent approximately 1,047GWh of capacity, according to Benchmark Minerals Intelligence ("Benchmark").

In June 2021, the Biden administration's 100-Day Review of Critical Minerals Supply Chains estimated that fully electrifying U.S. car sales would require 1,273ktpa of Class 1 nickel, 160ktpa of cobalt and 148ktpa of manganese, compared with existing U.S. primary production of 18ktpa of nickel, 0.6ktpa of cobalt, and zero primary production of manganese. Across our NORI and TOML contract areas, we have identified 15.9Mt of nickel, 2.3Mt of cobalt and 355Mt of manganese plus 13.5Mt of copper, with the potential to take the U.S. from zero or de minimis production of the three namesake elements in the most prominent battery cathode (NMC) to near self-sufficiency or potentially a net export position in each. Senator Lisa Murkowski wrote a letter to the U.S. Secretary of Energy, Jennifer Granholm, which noted "new and abundant sources of supply, such as polymetallic nodules, offer a pathway to mineral security for the United States." The U.S. Secretary of Energy's reply in July 2022 included, "In light of global demand for critical minerals, it is reasonable to expect that exploitation of marine resources will at some point occur. Department of Energy is continuing to work with interagency partners to consider all potential sources of critical minerals for the supply chain including the role that seabed nodules could play in the future."

Environmental Market Opportunity

All nickel, cobalt, copper and manganese going into EVs today are produced from land-based ores or recycled metal stock. Existing metal stocks available for recycling are insufficient to meet current demand. Even with high end-of-life product recycling rates, most of the new demand over the coming decades will have to be met by new mining. We believe the land mining sector is fundamentally challenged — ore grades are falling, production is moving to some of the more biodiverse and conflict-laden regions in the world (such as the Democratic Republic of the Congo, Indonesia, Philippines and South Africa), accessing ore bodies often requires a complete removal of ecosystems situated on and above such orebodies, and removing, breaking or tunneling through significant tonnage of waste rock. Toxic levels of heavy elements often found in land orebodies typically need to be removed, stored, and maintained indefinitely — a real challenge on seismically active and wet tropical islands in countries like Indonesia that accounts for most of the growth in nickel supply.

As a result of a vigorous campaign by several non-governmental organizations, some participants in the EV supply chain have called for a general moratorium on all forms of deep seabed mining until there is more knowledge about marine impacts of nodule collection operations. While our Environmental & Social Impact Assessment (ESIA) for offshore nodule collection segment of the NORI Area D Nodule Project is still ongoing, based on already completed research into lifecycle impacts of battery metal production specifically from deep-sea polymetallic nodules, we believe that nodules provide an opportunity to significantly compress most lifecycle environmental, social and governance (ESG) impacts associated with conventional metal production from land-based ores.



NORI-D Nodule Project: Assessing lifecycle environmental & social impacts.
Covered by LCA & other published research – COMPLETED
Covered by NORI-D ESIA – ONGOING
ENDPOINT AREA OF PROTECTION
Damage to terrestrial ecosystems
Damage to marine ecosystems
Damage to resource availability
Damage to human health
Damage to social wealth and cultural heritage
DAMAGE PATHWAY
Damage to freshwater species
Damage to terrestrial species
Damage to marine species
Increased extraction costs
Resource depletion
Increase in respiratory disease
Increase in various types of cancer
Increase in other diseases/causes
Increase in malnutrition
Food insecurity
Loss of livelihoods
Loss of traditional way of life
IMPACT CATEGORY
Global warming potential
Carbon sinks at risk
Biomass at risk
Biodiversity at risk
Marine ecotoxicity
Ionizing radiation
Stratos. ozone depletion
Human toxicity
Particle matter
Trop. ozone formation
Water use
Freshwater ecotoxicity
Freshwater eutrophication
Terrestrial ecotoxicity
Terrestrial acidification
Land/seafloor use/transformation
Waste generation
Marine resources
Fossil and energy resources
Food availability
Land use conflicts
Human displacement

To quantify comparative ESG footprints of metal production from nodules as compared to conventional land ores, we commissioned several lifecycle assessments ("LCAs") looking at the cradle-to-gate impacts of producing nickel, copper, cobalt and manganese products from polymetallic nodules and how it compares to land-based routes. An LCA white paper examining a comprehensive set of impacts was commissioned by us and co-authored by certain of our executive officers in 2018 and reviewed by subject matter specialists and published on our website in April 2020; an LCA research paper focusing on climate change impacts was peer-reviewed and published in the Elsevier Journal of Cleaner Production in December 2020, an LCA research paper focusing on solid waste streams was peer-reviewed and published in the Yale Journal of Industrial Ecology in January 2022 and an LCA compliant with the International Organization for Standardization Standard 14040 on our NORI Area D project was conducted by Benchmark and released in March 2023. Based on these LCA assessments that we commissioned and certain of our executive officers co-authored, we believe that we are positioned to become one of the lowest ESG footprint metal companies in the industry. The March 2023 LCA by Benchmark shows that the NORI Area D project performed better in each impact category analyzed than all the land-based processing routes chosen for comparison, except for the global warming potential ("GWP") and water consumption of producing cobalt sulfate, in which one land-based route performed better. While most of these reductions are attributable to the unique characteristics of the polymetallic nodule resource as described above, the elimination of solid processing waste streams onshore is due to our investment in a near-zero-waste flowsheet design and low carbon emissions are due to our commitment to locate onshore processing facilities in places with access to renewable power.



Benchmark modeled the land-based processing routes with background ecoinvent data and foreground data from two expert chemical engineers in the nickel and cobalt industry. The NORI Area D Project data is based on the NORI Technical Report Summary, dated March 2021, which included an initial assessment and an economic analysis of NORI Area D prepared in accordance with the SEC's Modernization of Property Disclosures for Mining Registrants set forth in subpart 1300 of Regulation S-K (the "SEC Mining Rules"). The NORI Technical Report Summary is filed as Exhibit 96.1 to this Annual Report on Form 10-K.

The Benchmark LCA is currently assessing the impacts of the NORI Area D Project on marine biodiversity and ecosystem function as part of the ESIA conducted by NORI in partnership with world leading deep sea research institutions and contractors. The CCZ abyssal plains are one of the most common and least populated habitats on the planet, akin to barren deserts on land. The CCZ abyssal seafloor is plant-free, food-poor and dominated by bacterial life forms. It has been studied extensively since the 1960s with over 150,000 papers published on polymetallic nodules in general and over 40,000 on CCZ nodules in particular.

The largest driver of uncertainty in assessing the potential future impact of nodule collection operations on marine biodiversity is our ability to measure biodiversity itself. Unlike biodiversity, biomass, measured as carbon contained in live organisms per m² of habitat, is easier to measure and compare. Based on available data we have reviewed, we believe that the CCZ is one of lowest biomass places on the planet. Metal production from nodules will reduce biomass at risk by over 90% compared to producing the same amount of metals from conventional land ores.



As a precautionary environmental management and protection measure, the ISA has already set aside 43% of the CCZ as protected areas or 1.97 million km², or Areas of Particular Environmental Interest (APEIs) aiming to ensure that all types of habitats that could be impacted by exploitation are represented within APEIs. For comparison, only approximately 7% of global oceans are protected today and the global target agreed in the High Seas Treaty in March 2023 is to protect 30% of the oceans by 2030. Additional marine impact mitigation measures such as setting aside more no-take areas inside our contract areas and leaving partial nodule cover inside collection areas to aid natural recovery of bacterial and other communities are also being evaluated. We are collaborating with some of the world's leading researchers to conduct environmental baseline and collection impact studies to design plans that could mitigate marine impacts of nodule collection through collection system design and adaptive management systems.

If the entire CCZ area currently under exploration (1.28 million km^2) were to be exploited over a 30-year period, these nodule collection operations would impact 42,500 km^2 of the abyssal seafloor per year in one of the least productive areas of the ocean (with respect to the abundance of marine life). This is less than 1% of the estimated 4,900,000 km^2 of the seafloor currently impacted every year by trawling operations that take place primarily in highly productive coastal waters.



Potential future commercial-scale nodule collection operations in the CCZ are likely to disturb marine wildlife in the operating area. The nature and severity of these impacts on CCZ wildlife are expected to vary by species and are currently subject to uncertainty. We have completed studies baselining wildlife and ecosystem function, piloting the nodule collection system and assessing impacts arising from the use of this system, and collected data processing and assessment are currently in progress. Given the significant volume of deep water and the difficulty of sampling or retrieving biological specimens in the CCZ, a complete biological inventory might never be established. Accordingly, impacts on CCZ biodiversity may never be completely and definitively known. For the same reasons, it may also not be possible to definitively establish whether the impact of nodule collection on global biodiversity will be less significant than those estimated for land-based mining for a similar amount of produced metal.

It is also currently not definitively known how effectively the risk of biodiversity loss in the CCZ could be eliminated or reduced through mitigation strategies or how long it will take for disturbed seabed areas to recover naturally. Prior research indicates that the density, diversity and function of fauna representing most of the resident biomass (including mobile, pelagic and microbial life) are expected to recover naturally over years to decades. However, a high level of uncertainty exists around recovery of fauna that requires the hard substrate of nodules for critical life function. The extent to which planned measures such as leaving behind partial nodule cover and setting aside no-take areas would aid recruitment and recovery of nodule-dependent species in impacted areas will depend on factors like habitat connectivity, which is an area that is still under study.

We are still in the exploration phase of the project and do not have the exploitation contracts necessary to commence commercial-scale nodule collection operations in the CCZ nor have we obtained the applicable environmental and other permits required to build and operate commercial scale polymetallic nodule processing and refining plants on land.

All extractive industries result in impacts to the receiving environment. Nodule collection is no exception and will impact the deep-sea marine environment through nodule removal, disturbance of seafloor sediment ("seafloor plumes") and return of seawater used for nodule transport that is expected to contain residual sediment and nodule fines back in the water column ("midwater plumes"). Baselining the impacted marine environment by characterizing the ecosystem and then developing measures to avoid and mitigate these impacts is the central focus of our ESIA program currently being undertaken in partnership with some of the world's leading deep-sea research institutions. Nodule removal will impact species that depend on the hard nodule substrate for attachment. The severity of the impact will depend on (1) the extent to which these species are represented in the APEIs set aside by the ISA and additional no-take areas set aside by us and (2) the extent to which residual nodule cover will aid recruitment and recovery of these species in impacted areas. Disturbance of the seafloor by nodule collector vehicles is expected to disturb (mostly microbial) organisms living in and on the sediments. Impact severity will depend on the depth of sediment disturbance (expected to be approximately 5 cm based on modelling, lab tests, and recent collector tests completed in the CCZ by our subsidiary NORI and two other nodule contract-holders, Belgium's Global Sea Mineral Resources NV (GSR) and the German's BGR) and the impact this disturbance has on benthic ecosystem function. Over 90% of the entrained sediment is expected to be separated from nodules inside the collector vehicle and discharged behind the collector vehicle, most settling back to the seafloor within a few hundred meters. The impact of the residual plume will depend on how quickly the smaller mobile sediment particles re-settle, how far they travel and how the resulting sedimentation impacts the benthic organisms. Less than 10% of entrained sediment that will likely evade separation inside the collector vehicle will be transported with nodules and seawater through the riser pipe to the surface production vessel where nodules get dewatered and residual water, sediment and nodules fines will be returned at some depth in the water column below the highly populated and productive photic zone. Potential impacts from the mid-water sediment plume could include clogging of the delicate respiratory and filter feeding structures of pelagic zooplankton species, such as jellyfish and krill. However, the mid-water discharge is expected to have very low solid particle concentration and dilute to low levels within minutes. The depth of discharge will be selected based on ESIA results to minimize impact on life in the midwater column. According to a research paper on midwater sediment plumes published by researchers from the Massachusetts Institute of Technology ("MIT") in Communications Earth & Environment in July 2021, entrained sediment from the return of seawater used for nodule transport dilutes to natural background levels within a few hundred meters of the outlet. Another research paper on seafloor sediment plumes published by MIT and the Scripps Institution of Oceanography in September 2022 found that 92-98% of benthic plume generated from the pilot nodule collector vehicle rose only two meters above the seafloor.

Our Strategic Positioning

We believe we are well positioned to meet the growing demand for critical battery metals:

- **Increasing demand:** The response to the climate change crisis is accelerating demand for EVs, renewable energy storage and infrastructure. To manufacture battery cells, gigafactories will need critical battery metals like nickel, cobalt, manganese, and copper to meet rising battery demand. The U.S. government maintained its target of 50% EV sales by 2030, spurring a ramp-up of battery gigafactory commitments, as well as the launch of *Strategic Priorities for Ocean Exploration and Characterization of the US Exclusive Economic Zone,* outlining Federal priorities for ocean exploration and characterization of critical minerals in the Western and Central Pacific Ocean. Globally, the number of signatories to the Zero Emission Vehicle declaration announced at COP26 in October 2021 increased to 214, which is aimed at accelerating the transition to 100% new car sales being zero emission globally by 2040, and by 2035 in leading markets.

- **Supporting energy security:** In March 2022, the invasion of Ukraine by Russia and doubling of nickel pricing to all-time highs in 2022 and 2023 resulted in closing of the LME nickel market. These events illustrated the volatility and vulnerability of international commodity markets, particularly for Class 1 nickel for which Russia is the world's largest single producer. These events underscore a national security rationale for reducing the dependence on fossil fuels that is complicated by the stronghold position that Russia and China have as major miners and refiners of key clean energy metals. Our NORI and TOML contract areas contain amounts of these metals that rival today's largest producers, ranked as the world's #1 and #2 largest undeveloped nickel projects, respectively, by Mining.com in March 2022.

- **Supporting climate justice:** At the UN Climate Change Conference (COP27) in November 2022, a "loss and damage" fund was initiated, which aims to establish a long-overdue avenue to deliver vital support to vulnerable, developing countries disproportionately impacted by the accelerating climate crisis. This aligns with the direction of the ISA's Capacity Development Strategy designed to ensure the effective participation of developing countries.

- **Rising battery metal and battery cell prices:** Commodity prices for metals like nickel and copper have recently reached multi-year highs and battery cell production costs are rising for the first time since the introduction of gigafactories in 2014. Since then, only Chinese battery manufacturers appear to have succeeded at returning to the previous trend of reducing battery costs. We believe that bringing new, strategically located metal sources online may help alleviate the cost pressures on battery cell production.

Our Competitive Advantages

With the potential that our resources hold and the project advancements we have made to date, we believe we are better positioned than other suppliers to provide a solution to the growing need for critical battery metals:

- **Availability of abundant and high-grade resource off the U.S. western seaboard:** There are four critical battery metals (nickel, copper, cobalt and manganese) in relatively high concentrations in polymetallic nodules and we believe our contract areas have estimated *in situ* quantities of these metals in quantities equivalent to the requirement for 280 million EVs, roughly the size of the entire U.S. passenger vehicle fleet on the road today.

- **Opportunity for battery metal production in the U.S.:** The current supply chain of battery materials to the U.S. is approximately 50,000 miles long and is predominantly controlled by nations and companies outside of the U.S., which is leading to increasing concerns about supply chain security in the U.S. and interest in breaking the U.S. mineral dependence by re-shoring battery material supply chain in the U.S. Our resource is 1,500 miles from San Diego and we believe we can eventually process and refine our polymetallic nodules in the U.S. which could potentially decrease the supply chain in the U.S. to 1,500 miles.

- **Opportunity to reuse existing assets and skills:** We believe there is an opportunity for us to partner with offshore service providers with deep operational experience in subsea environments gained in the oil and gas industry and with existing assets that can be repurposed for our offshore operations.

- **Demonstrated offshore technology:** In November 2022, NORI and Allseas completed the Pilot Mining Test where approximately 4,500 tonnes of wet nodules were collected and more than 3,000 tonnes of wet nodules were lifted 4.3km to the surface after traversing over 80km of the seafloor in the NORI Area D, achieving a production rate of 86.4 tonnes per hour with a scaled-down prototype seafloor nodule collector vehicle.

- **Demonstrated onshore technology:** In 2021, we successfully completed calcining and smelting of nodules into a manganese silicate product and nickel-copper-cobalt alloy intermediate, followed by conversion and sulfidation of the alloy into matte. Testwork on the matte to define conditions for the hydrometallurgical refinery has been successfully conducted on several process stages and we anticipate completion of the program in 2023.

- **Lower expected production cost:** At our potential steady state production (expected to be approximately 12.5Mtpa of wet nodules from 2030 to 2045), we expect to be the second lowest cost nickel producer in the world, when reflecting the value of our byproducts).

- **Lower expected environmental, social and governance footprint:** The LCA completed by Benchmark in March 2023 shows that the NORI Area D project performed better in most impact categories analyzed than all the land-based routes chosen for comparison. We are developing a new type of high-grade multi-metal source found on the abyssal plain - a low biomass, low carbon sequestration deep-sea environment removed from human settlement.

Exploration Contracts

We currently hold exclusive exploration rights through our subsidiaries in NORI and TOML and exclusive commercial rights through agreement with Marawa, to certain polymetallic nodule areas in the CCZ.

NORI. NORI our wholly-owned subsidiary, holds exploration rights to four blocks (NORI Area A, B, C, and D, the "NORI Contract Area") covering 74,830 km^2 in the CCZ that were granted by the ISA in July 2011. NORI is sponsored by Nauru pursuant to a certificate of sponsorship signed by the Government of Nauru on April 11, 2011. The NORI Area D" is the seafloor parcel where we have performed the most resource definition and environmental work to date. NORI commissioned AMC Consulting Ltd, a leading mining consulting firm (AMC), to undertake a preliminary economic assessment ("PEA") of the mineral resource contained in NORI Area D and to compile a technical report compliant with Canadian National Instrument (NI 43-101), which was completed in March 2021. AMC subsequently compiled the NORI Technical Report Summary, dated March 2021, which included an initial assessment and an economic analysis of NORI Area D prepared in accordance with the SEC Mining Rules. The NORI Technical Report Summary is filed as Exhibit 96.1 to this Annual Report on Form 10-K.

TOML. TOML our wholly-owned subsidiary which we acquired in March 2020, holds exploration rights to an area covering 74,713 km^2 in the CCZ that were granted by the ISA in January 2012 (the "TOML Contract Area"). On March 8, 2008, Tonga and TOML entered into a sponsorship agreement formalizing certain obligations of the parties in relation to TOML's exploration application to the ISA (subsequently granted) for the TOML Contract Area. The sponsorship agreement was updated on September 23, 2021. TOML commissioned a Technical Report Summary by AMC, dated March 2021, which is filed as Exhibit 96.2 to this Annual Report on Form 10-K.

Marawa. DGE, our wholly-owned subsidiary, entered into agreements with Marawa and Kiribati which provide DGE with exclusive exploration rights to an area covering 74,990 km^2 in the CCZ (the "Marawa Contract Area"). The exploration contract between Marawa and the ISA (the "Marawa Exploration Contract") was signed on January 19, 2015. To date, limited offshore marine resource definition activities in the Marawa Contract Area have occurred. We expect to collaborate with Marawa to assess the viability of any potential project in the Marawa Contract Area, although the timing of such assessment is uncertain. Marawa has delayed certain of its efforts in the Marawa Contract Area while it determines how it will move forward with additional assessment work.


0 250 500 1000
Kilometers
Mexico
Hawaii
(USA)
Clarion Fracture Zone
APEI - 3
APEI - 6
APEI - 2
APEI - 10
APEI - 12
APEI - 1
APEI - 13
APEI - 9
APEI - 11
APEI - 5
APEI - 4
APEI - 8
APEI - 7
Clipperton Fracture Zone
PROTECTED AREAS
Areas of Particular Environment Interest (APEI)
EXPLORATION AREAS
NORI (sponsored by Nauru)
Marawa (sponsored by Kiribati)
TOML (sponsored by Tonga)
Other exploration contracts

Business Strategy

Our contemplated business spans the entire lifecycle from the resource acquisition and definition stage through the collection and transportation phases offshore into the processing and refining of nodules onshore and finally in product marketing and offtake (and eventually recycling of end-of-life products containing nodule-derived metals). NORI and TOML, two of our subsidiaries, intend to operate in the CCZ under the effective supervision, regulation and sponsorship of the government of Nauru and the Kingdom of Tonga, respectively. We intend to engage in processing operations in locations that are yet to be determined. We have chosen an asset-light approach to our operations and have focused on forming deep strategic partnerships with leading offshore and onshore companies.

Our key strategic alliances include:

Allseas: Allseas Group S.A. (Allseas), a leading global offshore contractor, has developed and successfully tested the pilot nodule collection system in the NORI Area D, completed in the fourth quarter of 2022. The experience from the development and testing program of the pilot system are now informing the design of upgrades and modifications into the initial smaller scale commercial production system which is expected to serve as the basis for the design of a full-scale commercial production system.

Glencore: Glencore International AG (Glencore) holds offtake rights to 50% of the NORI nickel and copper production.

Hatch and KPM: We have worked with engineering firm Hatch Ltd. ("Hatch") and consultants Kingston Process Metallurgy Inc. (KPM) to develop a near-zero solid waste flowsheet. The primary processing stages of the flowsheet from nodule to NiCuCo matte intermediate were demonstrated as part of our pilot plant program at FLSmidth and Xpert Process Solutions' (XPS, a Glencore company) facilities. The matte refining stages are being tested at SGS Lakefield. The near-zero solid waste flowsheet is expected to serve as the basis for our onshore processing facilities.

Other: In November 2022, we entered into a non-binding memorandum of understanding ("MoU") with Pacific Metals Co Ltd (PAMCO) of Japan, to evaluate the toll treatment of an initial quantity of 1.3 million tonnes of wet polymetallic nodules per year at PAMCO's Hachinohe smelting facility starting in 2025. The toll treatment is intended to take place on a dedicated rotary kiln-electric arc furnace (RKEF) processing line and produce two products: nickel-copper-cobalt alloy — an intermediate product used as feedstock to produce Li-ion battery cathodes — and a manganese silicate product used to make silico-manganese alloy, a critical input into steel manufacturing. PAMCO's Hachinohe facility is located on the coast in northern Japan and is equipped with port and processing infrastructure required to receive and process polymetallic nodules and to ship products to customers.

Under the MoU, PAMCO will undertake studies to estimate the cost of processing polymetallic nodules through existing facilities and identify any additional equipment requirements, currently expected to be minimal. This work will inform expected nodule through-put, process operating conditions and product specifications for PAMCO's dedicated production line. PAMCO has received a 22-tonne sample of polymetallic nodules for use in the evaluations.

In parallel, PAMCO is studying the addition of a facility to process the intermediate alloy to nickel-copper-cobalt matte, which is an upgraded intermediate battery supply chain feedstock. It is anticipated that the additional facility would be constructed once commercial processing of polymetallic nodules to alloy has been demonstrated.

There can be no assurance that we will enter into a binding MoU or definitive strategic alliance with PAMCO in a particular time period, or at all, or on terms similar to those set forth in the MoU, or that if a binding MoU or definitive strategic alliance are entered into by us or that the existing facility will be able to successfully process nodules in a particular time period, or at all.

Phased Project Development

Currently, we are an exploration stage company with a completed initial assessment, working towards a pre-feasibility study. We expect to enter into the feasibility study phase in 2023, having completed the pilot collection test with Allseas in the CCZ in the fourth quarter of 2022. Having significantly advanced resource definition and environmental baseline studies on NORI Area D, we intend to apply for an exploitation contract on that area first. If we obtain an exploitation contract, we then plan to start with a small-scale commercial production ("Project Zero") end of 2024 / start of 2025 in which we expect to collect and process at least 1.3Mtpa of wet nodules. Subject to the success of Project Zero and any regulatory requirements, we then expect to move into the next phase of production ("Project One") in which we intend to scale up production and expect to collect and process up to approximately 12.5Mtpa of wet nodules at steady state (expected 2030-2045), as outlined in the NORI – D Technical Report Summary.

Current Work Program

We are currently focused on applying for our first exploitation contract from the ISA on the NORI Area D, as defined below, with the goal of starting commercial production end of 2024 / start of 2025. To reach our objective and initiate commercial production, we are: (i) defining our resource and project economics, (ii) developing an offshore nodule collection system, (iii) assessing the ESG impacts of offshore nodule collection, and (iv) developing onshore technology to process collected polymetallic nodules into a manganese silicate product, and an intermediate nickel-copper-cobalt matte product and/or end-products like nickel and cobalt sulfates, and copper cathode.

(i) **Resource definition and project economics:** Having completed a total of nine offshore resource definition campaigns, collected samples and completed subsea surveys for resource evaluation, we have defined the size and quality of our resource in the NORI and TOML Areas, as described below, in our SEC Regulation S-K (subpart 1300) compliant *Technical Report Summary - Initial Assessment of the NORI Property, Clarion-Clipperton Zone, Pacific Ocean* dated March 17, 2021 ("NORI Initial Assessment") and *Technical Report Summary - TOML Mineral Resource, Clarion-Clipperton Zone, Pacific Ocean* dated March 26, 2021 ("TOML Mineral Resource Statement"), respectively, prepared by AMC. From this work, both NORI and TOML have reported measured, indicated and inferred resources as tabulated below.

NORI Area 2020 Mineral Resource Estimate, in situ, for the NORI Areas within the CCZ at 4kg/m² nodule abundance cut-off.

NORI Area	Category	Tonnes (Mt (wet))	Abundance (wet kg/m²)	Nickel (%)	Copper (%)	Cobalt (%)	Mn (%)	Silicon (%)
D	Measured	4	18.6	1.42	1.16	0.13	32.2	5.1
D	Indicated	341	17.1	1.4	1.14	0.14	31.2	5.5
D	Measured + Indicated	345	17.1	1.40	1.14	0.14	31.2	5.5
D	Inferred	11	15.6	1.38	1.14	0.12	31.0	5.5
A	Inferred	72	9.4	1.35	1.06	0.22	28.0	-
B	Inferred	36	11	1.43	1.13	0.25	28.9	-
C	Inferred	402	11	1.26	1.03	0.21	28.3	-

Note: Tonnes are quoted on a wet basis and grades are quoted on a dry basis, which is common practice for bulk commodities. Moisture content was estimated to 24% w/w. These estimates are presented on an undiluted basis without adjustment for resource recovery.

18

TOML Area 2020 Mineral Resource Estimate, in situ, for the TOML Areas within the CCZ at 4kg/m² nodule abundance cut-off.

TOML Area	Classification	Tonnes (x10⁶ wet t)	Abundance (wet kg/m²)	Ni (%)	Cu (%)	Co (%)	Mn (%)
A	Inferred	114	11.0	1.1	1.0	0.2	25.0
B	Measured	3	11.8	1.3	1.0	0.2	27.6
B	Indicated	14	11.1	1.3	1.1	0.2	28.6
B	Inferred	63	9.1	1.2	1.0	0.3	25.9
C	Indicated	15	8.6	1.3	1.2	0.2	30.5
C	Inferred	115	9.0	1.3	1.1	0.2	28.2
D	Indicated	29	12.2	1.3	1.2	0.2	30.1
D	Inferred	102	9.0	1.3	1.2	0.2	28.8
E	Inferred	58	10.6	1.3	1.1	0.2	28.7
F	Indicated	12	21.6	1.5	1.2	0.1	32.5
F	Inferred	244	16.6	1.4	1.2	0.1	32.2
Total	**Measured**	**2.6**	**11.8**	**1.3**	**1.0**	**0.2**	**27.6**
Total	**Indicated**	**69.6**	**11.8**	**1.3**	**1.2**	**0.2**	**30.3**
Total	**Inferred**	**696**	**11.3**	**1.3**	**1.1**	**0.2**	**29.0**

Note: Tonnes are quoted on a wet basis and grades are quoted on a dry basis, which is common practice for bulk commodities. Moisture content was estimated to 28% w/w. These estimates are presented on an undiluted basis without adjustment for resource recovery.

We plan to continue to define our resource in the NORI and TOML areas, develop project economics to pre-feasibility and feasibility level and convert resources into reserves.

(ii) **Offshore nodule collection system development:** We are working with our strategic partner and investor, Allseas, to develop a system to collect, lift and transport nodules from the seafloor to shore. The offshore collection system consists of nodule collector vehicles on the seafloor, a riser and lift system, and a surface production support vessel. The nodules are collected from the seafloor by self-propelled, tracked nodule collector vehicles using seawater jets aimed at nodules in parallel with the seafloor. No rock cutting, digging, drill-and-blast or other breakage are required at the point of collection. The collectors are remotely controlled and supplied with electric power via umbilical cables from the production support vessel, the *Hidden Gem*. To test the system and assess its environmental impacts, we entered into a contract with Allseas to undertake a pilot trial of the collection system in the NORI Area D, which was completed in November 2022. The successful completion of the pilot trial will support our application for an exploitation contract with the ISA. An Environmental Impact Statement ("EIS") for this pilot trial was submitted to the ISA in July 2021 and approved on September 7, 2022, with infield testing commencing on September 19, 2022. The surface production support vessel, the *Hidden Gem*, was acquired by Allseas in March 2020 and has strategic importance to us, since it supported the pilot trial and is expected to be upgraded to a small-scale, low-capital early production system. The vessel and collector system successfully completed trials in shallow and deepwater in the first half of 2022 prior to completing the collector test in the NORI-D Area in the fall of 2022 where approximately 4,500 tonnes of wet nodules were collected and more than 3000 tonnes of wet nodules were lifted 4.3km to the surface after traversing over 80km of the seafloor, achieving a production rate of 86.4 tonnes per hour.

(iii) **Environmental and social impact assessment ("ESIA") for offshore nodule collection:** The ESIA is an integral part of preparing our application for the ISA exploitation contract on the NORI Area D. Our ESIA program consists of over 100 studies and relies on the work of several independent deep-sea research institutions. In 2022, we undertook the collector test monitoring campaigns which involved completion of pre-collector test baseline data collection, monitoring of the collector test to and completion of post collection surveys to determine the immediate collector impact to the environment. The monitoring was undertaken using the *Island Pride*, a vessel contracted from Ocean Infinity Group Limited, deploying 2 ROVs, 3 AUVs and an array of more than 50 seafloor sensors, supervised by multiple teams of scientists and sediment plume expert consultants, DHI Water and Environment Inc. and HR Wallingford. These campaigns commenced on July 15, 2022 and were completed on December 23, 2022, representing 146 operational days at sea. We continue to assess the data collected from these tests.

(iv) **Onshore technology development:** To process and refine collected nodules into critical metals, we have developed a flowsheet together with a metallurgical process design firm, Hatch. This flowsheet uses conventional equipment, modified for the unique nature of the polymetallic nodule resource to deliver a process that is expected to generate near zero solid waste. The key products generated by this process are nickel sulfate, cobalt sulfate, copper cathode, manganese silicate and fertilizer-grade ammonium sulfate. The processing flowsheet also provides the potential to generate an intermediate product, a nickel-copper-cobalt matte and a nickel-copper-cobalt-iron alloy. Nickel is expected to account for almost half of future production revenues. We have completed lab-scale test work and offshore campaigns to collect a bulk sample for pilot-scale metallurgical testing. We are continuing with a metallurgical test program. In 2021, we successfully completed calcining and smelting of the nodule bulk samples into a manganese silicate product and nickel-copper-cobalt alloy intermediate, followed by converting and sulfidation of the alloy into matte. We continue testing the hydrometallurgical refining phase where matte is processed to produce nickel sulfate, cobalt sulfate, copper cathode and fertilizer grade ammonium sulfate.

Additionally, we were engaged in several technical scoping studies for a potential first small-scale production plant in Asia. On March 16, 2022, we announced a business collaboration with Epsilon Carbon Pvt., LTD. ("Epsilon Carbon") to complete a pre-feasibility study for a new-build commercial polymetallic nodule processing plant in India. However, having faced significant issues in securing process engineering capacity in 2022, Epsilon Carbon and TMC agreed that using an existing metallurgical facility requires less capital expenditures and which we believe may offer a lower risk solution for the Project Zero Plant and the construction of a new build plant in India should be revisited once Project Zero is in production. In November 2022, we signed a non-binding MoU with PAMCO to evaluate the toll treatment of an initial quantity of 1.3 million tonnes of wet polymetallic nodules per year at PAMCO's Hachinohe smelting facility starting in 2025. Potential progression to a NiCuCo matte product along with potentially higher throughputs are also included in the evaluation study. We expect this partnership to progress to a binding MoU and a strategic alliance in the second half of 2023, subject to successful evaluation study outcomes and agreement to mutually acceptable commercial terms, in lieu of continuing to pursue an opportunity to build a new Project Zero Plant in India together with Epsilon Carbon as was previously envisioned under our March 2022 business collaboration MoU with Epsilon Carbon. There can be no assurance that we will enter into such binding MoU or definitive strategic alliance in a particular time period, or at all, or on terms similar to those set forth in the MoU, or that if such binding MoU or definitive strategic alliance are entered into by us or that the existing facility will be able to successfully process nodules in a particular time period, or at all.

Summary of Mineral Resources

Below is a summary table of estimated mineral resources in NORI and TOML contract areas as of December 31, 2022. The estimated mineral resources in these areas were determined in 2021 as of March 17, 2021, and also reflect the estimated mineral resources as of December 31, 2022, as none of the mineral resources in these areas were depleted by mining or any other activities. See Item 2 - Properties below for additional information about our estimated mineral resources. Both of these contract areas are in the exploration stage.

Summary Mineral Resources, In-Situ, at End of the Fiscal Year Ended December 31, 2022 at 4kg/m² abundance cut-off and based on nickel metal $16,472/t; nickel in nickel sulfate $18,807/t Ni; copper metal $6,872/t; cobalt metal $46,333/t; cobalt in cobalt sulfate $56,920/t Co; manganese in manganese silicate $4.50/dmtu Mn.

	Measured mineral resources		Indicated mineral resources		Measured + indicated mineral resources		Inferred mineral resources	
	Million tonnes (wet)	Grades (%)	Million tonnes (wet)	Grades (%)	Million tonnes (wet)	Grades (%)	Million tonnes (wet)	Grades (%)
Ni								
NORI								
NORI Area A	—	—	—	—	—	—	72	1.35
NORI Area B	—	—	—	—	—	—	36	1.43
NORI Area C	—	—	—	—	—	—	402	1.26
NORI Area D	4	1.42	341	1.40	345	1.40	11	1.38
TOML (Areas A to F)	2.6	1.33	69.6	1.35	72.2	1.35	696	1.29
Total	6.6	1.38	410.6	1.39	417.2	1.39	1,217	1.29
Cu								
NORI								
NORI Area A	—	—	—	—	—	—	72	1.06
NORI Area B	—	—	—	—	—	—	36	1.13
NORI Area C	—	—	—	—	—	—	402	1.03
NORI Area D	4	1.16	341	1.14	345	1.14	11	1.14
TOML (Areas A to F)	2.6	1.05	69.6	1.18	72.2	1.18	696	1.14
Total	6.6	1.12	410.6	1.15	417.2	1.15	1,217	1.10
Co								
NORI								
NORI Area A	—	—	—	—	—	—	72	0.22
NORI Area B	—	—	—	—	—	—	36	0.25
NORI Area C	—	—	—	—	—	—	402	0.21
NORI Area D	4	0.13	341	0.14	345	0.14	11	0.12
TOML (Areas A to F)	2.6	0.23	69.6	0.21	72.2	0.21	696	0.20
Total	6.6	0.17	410.6	0.15	417.2	0.15	1,217	0.21
Mn								
NORI								
NORI Area A	—	—	—	—	—	—	72	28.0
NORI Area B	—	—	—	—	—	—	36	28.9
NORI Area C	—	—	—	—	—	—	402	28.3
NORI Area D	4	32.2	341	31.2	345	31.2	11	31.0
TOML (Areas A to F)	2.6	27.6	69.6	30.3	72.2	30.2	402	29.0
Total	6.6	30.4	410.6	31.0	417.2	31.0	923	28.6

Note: Tonnes are quoted on a wet basis and grades are quoted on a dry basis, which is common practice for bulk commodities. Moisture content was estimated to be 24% w/w for NORI and 28% w/w for TOML. These estimates are presented on an undiluted basis without adjustment for resource recovery.

As reflected in the initial economic analysis of NORI Area D contained in the NORI Technical Report Summary, a discounted cash flow analysis considering the intended pre-development work in 2024, discounting at 9% per annum, and assuming metal prices for nickel metal $16,472/t; nickel in nickel sulfate $18,807/t Ni; copper metal $6,872/t; cobalt metal $46,333/t; cobalt in cobalt sulfate $56,920/t Co; manganese in manganese silicate $4.50/dmtu Mn, indicates a NORI Area D project net present value (as of January 1, 2021) of $6.8 billion. The initial assessment included in the NORI Technical Report Summary is a conceptual study of the potential viability of NORI's mineral resources. This initial assessment indicates that development of the NORI mineral resource is potentially technically and economically viable; however, due to the preliminary nature of project planning and design, and the untested nature of the specific seafloor production systems at a commercial scale, economic viability has not yet been demonstrated.

The NORI Technical Report Summary and TOML Technical Report Summary do not include the conversion of mineral resources to mineral reserves.

You are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves, as defined by the SEC. You are also cautioned that mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and to whether they can be economically or legally commercialized. Under the SEC Mining Rules, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. A significant amount of exploration must be completed in order to determine whether an inferred mineral resource may be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally commercialized, or that it will ever be upgraded to a higher category. Approximately 97% of the NORI Area D resource is categorized as measured or indicated.

Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded to mineral reserves.

Collection and Processing of Polymetallic Nodules

Collection and Shipping

We are planning a phased development for NORI Area D. Polymetallic nodules would be collected using offshore collection systems, comprising of nodule collector vehicles on the seafloor, a riser and lifting system (RALS) in the water column, and a production support vessel on the surface. The nodules are expected to be transferred to transport vessels and shipped to onshore processing facilities.

Through our strategic partnership with Allseas, a former drillship vessel (the *Hidden Gem*) acquired by Allseas in February 2020 has been converted and modified to undertake a pre-production collector test in which a collector vehicle, RALS and other systems have been tested. If we obtain an exploitation contract, the first phase of commercial production ("Project Zero") would then be expected to commence after the *Hidden Gem* has been upgraded to become a production support vessel that can produce at least 1.3 Mtpa (wet) of nodules. The nodules collected in Project Zero are expected to be processed through existing third-party Rotary Kiln-Electric arc Furnace ("RKEF") facilities on a tolling basis. In the next phase of development ("Project One"), as outlined in the NORI – D Initial Assessment Technical Report Summary, production is expected to be expanded with an additional converted drillship (*Drill Ship 2*), a subsequent upgrade to the *Hidden Gem*, and the construction of a bespoke production support vessel (*Collector Ship 1*).



Illustration of a polymetallic nodule production system operated at 4km depth (picture not to scale)

In order to test the collection system, we entered into a contract with Allseas to undertake a pre-production collector test, which was successfully completed in the second half of 2022. We expect that Project Zero commercial production would then commence after the upgrading of the *Hidden Gem* into a production vessel. If we obtain an exploitation contract, we expect to collect at least 1.3 Mtpa (wet) of polymetallic nodules as part Project Zero. For Project One, we believe that a fleet of three production vessels, each with multiple dedicated nodule collector vehicles, could be estimated to produce approximately 12.5 Mtpa of wet nodules at steady state (expected 2030-2045), which we intend to process, either at a new facility to be constructed by us or by potential processing partners, subject to available capital, or at third-party facilities pursuant to a toll treatment model.


Project development:
NORI-D on time and on budget to achieve expected commercial production in 2024/2025.
exploration
planned production
Exploration Contracts and 43-101 resource statements
Initial Assessment (IA)
Prefeasibility study (PFS)
Feasibility study (FS)
Project Zero 1.3Mtpa (wet)
Project One: ~12.5Mtpa (wet)
2011-2015 Exploration Contracts for - NORI - Marawa - TOML
2016-2021 Resource Statements issued for - NORI (2012, 2019, 2021) - TOML (2013, 2016)
2019 NORI PEA
2021 NORI-D IA
2020-2021 Processing pilot plant program in North America
2022 Pilot collection test in the CCZ
2023 NORI-D Exploitation Contract Application, including Environmental Impact Assessment, on track for submission
2024/2025 Start small scale commercial production (Project Zero)
2030 Steady state commercial production

We believe that this phased approach to development allows for proper management of risk and for progressive improvement of engineering and operating systems. The intention is to implement the project in multiple phases that will allow the offshore collection systems to be tested and then polymetallic nodule production to be gradually ramped-up. We also believe that this approach will de-risk the project for a relatively low initial capital investment. Additionally, this phased development will allow for an adaptive approach to environmental management providing learning at small-scale which would be applied as production increases in scale.

Mineral Processing and Refining and Metallurgical Testing

Pyrometallurgical processing of polymetallic nodules has been extensively studied since the early 1970s.

From an early stage, we have recognized that processing represents a key to potentially commercializing seafloor polymetallic nodules and to becoming a low-cost producer of nickel, manganese, copper and cobalt products. Moreover, we believe that there is a commercial advantage in positioning ourselves as a leader in the onshore processing of seafloor polymetallic nodules.

To this end, we have been working with leading global process engineering group Hatch, and a professional services firm, to develop pyrometallurgical processing and hydrometallurgical refining technologies for the production of battery metals feedstocks from nodules. Hatch has developed a near-zero solid waste flowsheet and has overseen a pyrometallurgical pilot plant program consisting of several phases: the pyrometallurgical processing phase has been completed at FLSmidth's and XPS Solutions' (Glencore subsidiary) facilities, the hydrometallurgical refining phase is in progress at SGS facilities. Pursuant to an engineering and consulting services agreement, Hatch is assisting and advising us during the development of the pilot test program and is analyzing and interpreting the testing results through reports provided by such test facilities.

We expect that the processing of the polymetallic nodules from the NORI Contract Area would also be ramped up in phases. This plan includes initially toll treating polymetallic nodules at existing RKEF plants, utilizing existing excess industry capacity. We believe that there is significant interest to deploy underutilized RKEF plants which may have become stranded as a result of the Indonesian government nickel laterite ore export ban restricting supply of the nickel laterite feedstock that they have previously utilized. These RKEF plants were originally built to convert nickel laterite to ferro-nickel alloy or nickel pig iron and could potentially be converted to smelt polymetallic nodules. While we have not completed the negotiations of any definitive agreements with RKEF plants owners, we believe that we may be able to do so in the future on commercially reasonable terms.

In the future, based on the work performed by Hatch and subject to available capital, we are contemplating the construction of a processing plant(s) for Project One, which may include pyrometallurgical and hydrometallurgical circuits. Nodule processing would be increased in phases by treatment in this new plant or plants.

Strategic Alliances and Key Commercial Agreements

Allseas Agreements

On March 29, 2019, we entered into a Strategic Alliance Agreement with Allseas, whereby the parties will conduct project development of an integrated offshore nodule collection system for use by our subsidiaries. As initially constituted, Allseas agreed to subscribe for (i) 6,666,667 DeepGreen Common Shares for a purchase price of $20,000,000 in cash (the "Subscription"), the entire amount of which was funded, and (ii) an additional 10,000,000 DeepGreen Common Shares in exchange for services rendered by Allseas in respect of the contemplated pilot mining test system (the "PMTS"), which would be designed, built and tested by Allseas. The 10,000,000 shares would only be issued upon completion of the pilot mining test in the CCZ using the PMTS (the "Success Fee Shares"), along with an additional $30 million cash success fee that would be payable simultaneously therewith. The Strategic Alliance Agreement also contemplated that the parties would enter into other commercial arrangements following the successful completion of the pilot trials of the PMTS in the CCZ.

On July 8, 2019, we and Allseas entered into the Pilot Mining Test Agreement (the "PMTA"), which governed the terms, design specifications, procedures, and timetable under which Allseas agreed to complete and test the PMTS, to be used by NORI. The PMTA was subsequently amended on September 1, 2019, February 20, 2020, March 4, 2021, June 30, 2021 and February 8, 2023. The Strategic Alliance Agreement was also amended on March 4, 2021 (collectively with the PMTA amendment of the same date, the "Amendment"), which Amendment became effective upon closing of the Business Combination. Pursuant to the Amendment, the cash fee payable pursuant to the PMTA was amended such that we would pay to Allseas (i) $10,000,000 on June 30, 2021 (which we subsequently amended with Allseas to change to within 10 business days of the Closing of the Business Combination in a further amendment; this amount was paid on October 5, 2021), (ii) $10,000,000 on the later of January 1, 2022 and such time that confirmation is received with respect to the successful completion of the North Sea drive test, which was paid on April 25, 2022, and (iii) $10,000,000 upon successful completion of the pilot trials in the CCZ using the PMTS which was settled through the issuance of 10 million common shares in February 2023, along with additional costs owed Allseas under the PMTA in 850,000 common shares, in each case, priced at $1.00 per share under the fifth amendment to the PMTA. Pursuant to the Amendment, except as provided therein, Allseas may not, without our prior written consent, terminate the Strategic Alliance Agreement or the PMTA before NORI receives an ISA exploitation contract.

Also on March 4, 2021, we issued the Allseas Warrant to Allseas, which became exercisable for 11.6 million common shares in November 11, 2022, upon the successful completion of the CCZ trial using the PMTS. The Allseas Warrant was issued to Allseas in lieu of any future obligation to issue the Success Fee Shares. The Allseas Warrant will expire on September 30, 2026.

The PMTA terminated by its terms upon the successful completion of the PMTS, whereas the overarching Strategic Alliance Agreement will remain in place.

On March 16, 2022, NORI and Allseas entered into a non-binding term sheet for the development and operation of a commercial nodule collection system. The PMTS developed and tested by Allseas is expected to be upgraded to a commercial system with a targeted production capacity of at least 1.3 Mtpa of wet nodules with expected production readiness by the fourth quarter of 2024 ("Project Zero System"). NORI and Allseas intended to equally finance all costs related to developing and getting Project Zero System into production that were estimated at less than EUR100 million. It was anticipated that NORI will not have to make any Project Zero System-related payments to Allseas until later in 2023. Once in production, NORI expected to pay Allseas a nodule collection and transshipment fee estimated at approximately EUR 150 per wet tonne in the first year of operations and expected to be reduced by more than 20% in the following years as Allseas scaled up production to at least 1.3 Mtpa of wet nodules. Following the successful completion of the NORI Area D pilot collection system trials in November 2022 and subsequent analysis of pilot data, the parties are reviewing Project Zero System production target increases, system design changes and associated cost estimates revisions and intend to enter into a binding Heads of Terms in the second half of 2023. The parties expect to further detail their relationship in three separate definitive agreements for engineering, conversion/build and commercial operations phase, respectively.

Subject to the necessary regulatory approvals, Allseas and NORI also intend to investigate acquiring a second production vessel similar to the *Hidden Gem*, a further Samsung 10000, with the potential for it to be engineered to support a higher production rate of 3 million tonnes of wet nodules per year and lower associated per tonne production cost.

There can be no assurances, however, that we will enter into definitive agreements with Allseas contemplated by the non-binding term sheet in a particular time period, or at all, or on terms similar to those set forth in the non-binding term sheet, or that if such definitive agreements are entered into by us that the proposed commercial systems and second production vessel will be successfully developed or operated in a particular time period, or at all.

Offtake Agreements

On May 25, 2012, our wholly-owned subsidiary, DGE, and Glencore, entered into a copper offtake agreement and a separate nickel offtake agreement (together, the "Glencore Offtake Agreements"), pursuant to which Glencore has the right to purchase from DGE 50% of the annual quantity of copper material and 50% of the annual quantity of nickel material produced by DGE from ore derived from the NORI Contract Area at a processing plant directly owned or controlled by DGE. Pursuant to the Glencore Offtake Agreements, for London Metal Exchange ("LME") Codelco registered Grade "A" copper cathodes, the delivered price is the official LME Copper Grade "A" Cash Settlement quotation as published in the London Metal Bulletin averaged over the month of shipment or the following month at Glencore's choice, plus the official long-term contract premium as announced annually by Codelco, basis CIF Main European Ports (Rotterdam, the Netherlands). For LME Registered Primary Nickel, the delivered price is the official LME Primary Nickel Cash Settlement averaged over the month of shipping or the following month at Glencore's choice. For other copper-bearing material and other nickel-bearing material, the parties shall agree a price annually for the forthcoming calendar year on the basis of prevailing market prices for such copper products and such nickel products. The Glencore Offtake Agreements are for the life of the NORI Contract Area, and either party may terminate the agreement upon a material breach or insolvency of the other party. Glencore may also terminate either agreement by giving 12 months' prior written notice. The Glencore Offtake Agreements do not extend to any other of our entities in the event other entities are the ultimate processing owners for metal products. The Glencore Offtake Agreements only apply with respect to metals processed and developed from the NORI areas that are processed by a facility owned or controlled by DGE and do not apply to other projects (including for example Marawa or TOML). Concurrent with entering into the Glencore Offtake Agreements, Glencore made an equity investment of $5 million into our company.

Non-Binding Memorandum of Understanding

On March 16, 2022, we announced a business collaboration with Epsilon Carbon to complete a pre-feasibility study for a new-build commercial polymetallic nodule processing plant in India with the targeted production capacity of more than 30,000 tonnes per annum (TPA) of an intermediate nickel-copper-cobalt matte product used for active cathode material (CAM) for Nickel Manganese Cobalt (NMC) and other nickel-rich cathode chemistries for lithium-ion batteries and more than 750,000 TPA of manganese silicate by-product expected to be used in manganese alloy production for the steel industry ("Project Zero Plant"). Epsilon Carbon intended to deliver a pre-feasibility report ("PFR") for a potential plant in India powered by renewables and with the targeted processing capacity of 1.3 million tonnes per annum (Mtpa) of wet nodules and production start in time to receive nodules collected from NORI Area D starting around the fourth quarter of 2024, subject to our subsidiary NORI securing an exploitation contract from the ISA. However, Epsilon Carbon and TMC agreed that using an existing metallurgical facility requires less capital expenditures and which we believe may offer a lower risk solution for the Project Zero Plant and the construction of a new build plant in India should be revisited once Project Zero is in production.

In November 2022, we entered into a non-binding MoU with Pacific Metals Co Ltd (PAMCO) of Japan, to evaluate the toll treatment of an initial quantity of 1.3 million tonnes of wet polymetallic nodules per year at PAMCO's Hachinohe smelting facility starting in 2025. The toll treatment is intended to take place on a dedicated rotary kiln-electric arc furnace (RKEF) processing line and produce two products: nickel-copper-cobalt alloy — an intermediate product used as feedstock to produce Li-ion battery cathodes — and a manganese silicate product used to make silico-manganese alloy, a critical input into steel manufacturing. We expect this partnership to progress to a binding MoU and a strategic alliance in the second half of 2023, subject to successful evaluation study outcomes and agreement to mutually acceptable commercial terms. We expect to pursue this existing Project Zero Plant opportunity in lieu of continuing to pursue an opportunity to build a new Project Zero Plant in India together with Epsilon Carbon, as was previously envisioned under our March 2022 business collaboration MoU with Epsilon Carbon. There can be no assurance that we will enter into such binding MoU or definitive strategic alliance in a particular time period, or at all, or on terms similar to those set forth in the MoU, or that if such binding MoU or definitive strategic alliance are entered into by us or that the existing facility will be able to successfully process nodules in a particular time period, or at all.

Competition

The metals production industry is capital intensive and competitive. Production of battery materials and manganese alloys is largely dominated by Chinese or Chinese-funded competitors. These competitors may have greater financial resources, as well as other strategic advantages to operate, maintain, improve and possibly expand their facilities. Additionally, Chinese resources firms have historically been able to produce minerals and/or process metals from land-based operations in developing countries across the globe (e.g., cobalt in the Democratic Republic of the Congo, nickel in Indonesia and Philippines) at relatively low costs due to economic and regulatory factors, including less stringent environmental and governmental regulations and lower labor and benefit costs. We may be unable to compete successfully with these and other competitors, including other land-based mining operations. In addition to three contracts held by our subsidiaries and partners, 16 other entities (ISA Member States and private companies sponsored by ISA Member States) currently hold ISA Exploration Contracts for polymetallic nodules in the CCZ, Western Pacific and Indian Ocean Basin. Furthermore, several Norwegian deep sea mining companies (Loke, Green Minerals) have stated ambitions and non-binding MoUs to acquire polymetallic nodule exploration contracts in the CCZ. If and when they move into the exploitation phase, each of these contract-holders could become potential competitors with respect to the collection of polymetallic nodules and the production of nickel, manganese, copper and cobalt products. Furthermore, several nation states are working on developing polymetallic nodule resources inside their Exclusive Economic Zones ("EEZs"), with the Cook Islands granting three exploration contracts for polymetallic nodules in February 2022. Beyond polymetallic nodules, nations like Norway, Japan and the Kingdom of Saudi Arabia are exploring other types of deep-sea resources containing some of the metals contained in polymetallic nodules. There is increasing competition from new and existing marine mineral companies for the availability of marine exploration and support vessels, related marine equipment and specialized personnel, desirable exploration areas, suitable offshore collection and onshore processing equipment, and available capital. Some of our competitors may equally find more promising resources, identify or develop more economic technologies, enter into strategic partnerships that constrain our optionality, or may develop novel methods to collect nodules from the seafloor or process nodules into metals that are more economic than we currently contemplate.

Regulations

On March 4, 2023, UN member states agreed on the text for the conservation and sustainable use of marine biological diversity in areas beyond national jurisdiction (BBNJ Agreement or "High Seas Treaty"). The treaty does not replace or amend UNCLOS, or the authority of the ISA, and must be interpreted consistently with the rights granted by the Convention. The treaty has a goal of placing up to 30% of the world's oceans under protection by 2030. In the Clarion Clipperton Zone of the Pacific Ocean, where our subsidiaries operate, the ISA has already exceeded this target with 43% of the CCZ already under protection.

United Nations Convention on the Law of the Sea

The Area is defined as the seabed and subsoil beyond the limits of national jurisdiction (UNCLOS Article 1).

The principal policy documents governing the Area, including the CCZ, include:

● the UNCLOS, of 10 December 1982; and

● the 1994 Implementation Agreement.

UNCLOS deals with, among other things, navigational rights, territorial sea limits, exclusive economic zone jurisdiction, the continental shelf, freedom of the high seas, legal status of resources on the seabed beyond the limits of national jurisdiction, passage of ships through narrow straits, conservation and management of living marine resources in the high seas, protection of the marine environment, marine scientific research, and settlement of disputes.



Part XI of UNCLOS and the 1994 Implementation Agreement deal with mineral exploration and collection in the international seabed, known as the Area, providing a framework for entities to obtain legal title to areas of the seafloor from the ISA for the purpose of exploration and eventually collection of resources. UNCLOS became effective on November 16, 1994. A subsequent agreement relating to the implementation of Part XI of UNCLOS was adopted on July 28, 1994 and became effective on July 28, 1996. The 1994 Implementation Agreement and Part XI of UNCLOS are to be interpreted and applied together as a single instrument. As of March 27, 2023, UNCLOS had been signed by 167 States (countries) and the European Union.

International Seabed Authority ("ISA")

The ISA is an autonomous international organization established under UNCLOS and the 1994 Implementation Agreement to organize and control activities in the Area, particularly with a view to administering and regulating the development of the resources of the Area, in accordance with the legal regime established under UNCLOS and the 1994 Implementation Agreement. In so doing, the ISA has the mandate to regulate all mineral related activities in the Area for the benefit of humankind and ensure the effective protection of the marine environment from harmful effects that may arise from deep-seabed related activities. The ISA is comprised of UNCLOS signatories, 167 Member States, and the European Union. All parties to UNCLOS are members of the ISA. Two principal entities establish the policies and govern the work of the ISA: the Assembly, where all 168 members are represented (the "Assembly"), and a 36-member council elected by the Assembly (the "Council"). The Council has two advisory bodies: the Legal Technical Commission (LTC) (41 members), which advises the Council on matters relating to the exploration and collection of non-living marine resources, such as polymetallic nodules, polymetallic sulphides and cobalt-rich ferromanganese crusts, and the Finance Committee (15 members), which deals with budgetary and related matters.

All rules, regulations, and procedures issued by the ISA to regulate prospecting, exploration, and collection of marine minerals are issued within a general legal framework established by UNCLOS and the 1994 Implementation Agreement. To date, the ISA has issued the following regulations (*https://www.isa.org.jm/mining-code/Regulations*):

- The Regulations on Prospecting and Exploration for Polymetallic Nodules in the CCZ (adopted July 13, 2000, as amended in 2013; the Regulations).

- The Regulations on Prospecting and Exploration for Polymetallic Sulphides (adopted May 7, 2010).

- The Regulations on Prospecting and Exploration for Cobalt-Rich Ferromanganese Crusts in the CCZ (July 2012).

No commercial polymetallic nodule collection operations have started anywhere in the world. Currently, exploration activities undertaken are aimed at gathering the necessary information on the location, quality and quantity of the minerals of the seabed as well as collecting the necessary environmental baseline information. To date, the ISA has approved 17 contracts in the CCZ for exploration of nodules, one in the Indian Ocean and one in the Western Pacific Ocean covering more than 1.35 million square kilometers of the seabed. This represents only 0.3 percent of the world's oceans seafloor. Twelve of these contracts are sponsored by developing countries (including the sponsors of our subsidiaries NORI — Nauru, and TOML — Tonga, and our partner Marawa which is sponsored by the Republic of Kiribati). Thirteen countries and one intergovernmental consortium currently have contracts for the exploration of polymetallic nodules, seven countries have contracts for the exploration of polymetallic sulphides, and five countries have contracts for the exploration of cobalt-rich ferromanganese crusts. To date, no exploitation contracts for extracting minerals from the seafloor within the CCZ have been granted. The ISA is currently working on the development of a legal framework to regulate the commercialization of mineral development activities, as described below.

In 2014, the ISA completed a study looking at comparative extractive regulatory regimes. This was followed in March 2014 with a stakeholder survey seeking comments on what financial, environmental, and health and safety obligations should be included under the framework (ISA 2014).

In August 2017, the Council released the first Draft Regulations on Exploitation of Mineral Resources in the CCZ, as subsequently amended. In March 2019, the Council released the advance and unedited text (English only) of the Draft Regulations on Exploitation of Mineral Resources in the CCZ (ISBA/25/LTC/WP.1) (ISA, 2018). The revised draft exploitation regulations incorporated the consideration of requests addressed to the LTC by the Council during the first part of the 24th Session in March 2018, as well as certain comments by the Commission, and also reflected the responses to the first draft from stakeholder submissions. The exploitation regulations will create the legal and technical framework for collection and related operations. Finalization of the exploitation regulations remains subject to the decision of the members of the ISA. Final exploitation regulations must be adopted by the Council. The ISA was targeting to finalize these regulations by July 2020, but the COVID-19 pandemic disrupted ISA meetings and discussions.

The current proposed application process in the draft exploitation regulations consists of the following:

What we need to do to secure an exploitation contract.

Exploitation Application Requirements

Components:
✓ Certificate of Sponsorship
✓ Mining Plan
✓ Financing Plan
✓ Environmental Impact Statement (EIS)
✓ Emergency Response and Contingency Plan
✓ Health & Safety Plan & Maritime Security Plan
✓ Training Plan
✓ Environmental Management and Monitoring Plan
✓ Closure Plan

ISA process (Estimated Timeline)

45 days	60 days	90 days	120 days	315 days
Secretary General will review the application for completeness	Environmental Plans are published	LTC can request amendments and applicant has 90 days to respond	If no amendments required, , LTC reviews the application.	From initial filing application could be approved — assuming no significant changes to the timelines.

We are still in the exploration phase of the project and have not yet obtained an exploitation contract from the ISA ("ISA Exploitation Contract") to commence commercial-scale polymetallic nodule collection in the CCZ. An ISA exploitation contract application is comprised of several components, including an EIS for the proposed commercial operations, the end-product of a comprehensive ESIA program. In addition, we do not have the applicable environmental and other permits required to build and operate commercial scale polymetallic nodule processing and refining plants on land.

Section 1, paragraph 15 of the 1994 Agreement relating to the Implementation of Part XI of the UNCLOS allows a member state whose national intends to apply for approval of a plan of work for exploitation to notify the ISA of such intention. This notice obliges the ISA to complete the adoption of exploitation regulations within two years of the request made by the member state.

On June 25, 2021, Nauru submitted its notice to the ISA requesting that it complete the adoption, by July 9, 2023, of rules, regulations and procedures necessary to facilitate the approval of plans of work for exploitation in the Area. In June 2022, a member State submitted a position paper to the ISA urging that the deadline to adopt the exploitation regulations be extended for a period of 15 years. Although we believe that the notice submitted by Nauru to the ISA has increased the likelihood that exploitation regulations and any necessary rules, regulations and procedures to facilitate the approval of a plan of work for exploitation will be adopted by mid-2023, there can be no assurances that the adoption of these regulations will not be delayed or halted paused as a result of the actions of ISA member States. If the ISA Council has not completed the adoption of such regulations within the prescribed time and an application for approval of a plan of work for exploitation is pending, the ISA shall nonetheless consider and provisionally approve such a plan of work for exploitation based on: (i) the provisions of the UNCLOS; (ii) any rules, regulations and procedures that the ISA may have adopted provisionally, (iii) the basis of the norms contained in the UNCLOS and (iv) the terms and principles contained in the Agreement relating to the Implementation of Part XI, including the principle of non-discrimination among contractors. There can be no assurance that the ISA will provisionally approve our plan or that such provisional approval would lead to the issuance of an exploitation contract by the ISA.

In December 2021, the ISA held in-person meetings in Kingston Jamaica and established a work plan and road map to finalize regulations by July 2023 for the commercial exploitation of seabed minerals, including those necessary for the collection of polymetallic nodules. In November 2022, the ISA developed an updated road map for 2023 that includes three Council sessions and one week of Assembly meetings that will be focused primarily on the finalization of the regulations in 2023. Once adopted, these regulations will create the legal and technical framework for exploitation of polymetallic nodules.

While, the ISA has developed a work plan and road map to adopt the Final Regulations by July 2023, there can be no assurance that such regulations will be adopted then, or at all. The Draft Regulations and several supporting standards and guidelines are at an advanced stage, but there remains uncertainty regarding the final form that these will take as well as the impact that such regulations, standards and guidelines will have on our ability to meet our objectives. If the Final Regulations are not adopted by July 2023, a plan of work for exploitation may nevertheless be submitted to the ISA for consideration and provisional approval pursuant to Section 1, Paragraph 15 of the Annex to the Agreement relating to the Implementation of Part XI of the UNCLOS. There can be no assurance that the ISA will provisionally approve any such plan or that any such provisional approval would lead to the issuance of an exploitation contract by the ISA.

On March 4, 2023, the United Nations finalized the UN High Seas Treaty. The treaty does not replace or amend UNCLOS, or the authority of the ISA, and must be interpreted consistently with the rights granted by the Convention. The treaty has a goal of placing up to 30% of the world's oceans under protection by 2030. In the CCZ, where our subsidiaries operate, the ISA has already exceeded this target with 43% of the CCZ already under protection.

The NORI Exploration Contract

In July 2011, our wholly-owned subsidiary, NORI, was granted a polymetallic nodule exploration contract by the ISA, providing it exclusive rights to explore 74,830 km^2 in the CCZ pursuant to the NORI Exploration Contract ("NORI Exploration Contract"). The NORI Exploration Contract was approved by the Council on July 19, 2011, and entered into on July 22, 2011 between NORI and the ISA, and terminates on July 22, 2026, subject to extension.

The NORI Exploration Contract, which was granted pursuant to the ISA's Regulations on Prospecting and Exploration for Polymetallic Nodules in the CCZ (the "Regulations"), formalized a 74,830 km^2 exploration area, has an initial term of 15 years (subject to renewal for successive five-year periods), and provides for certain obligations with respect to exploration, training, and other programs of activities for an initial five-year period. The NORI Exploration Contract also formalized the rights of NORI around future rights. Pursuant to the Regulations, NORI has the priority right to apply for an exploitation contract to collect polymetallic nodules in the same area (Regulation 24(2)). Such preference or priority may be withdrawn by the Council if the contractor has failed to comply with the requirements of its approved plan of work for exploration within the time period specified in a written notice or notices from the Council to the contractor indicating which requirements have not been complied with by the contractor. After a hearing process, the Council would be required to provide the reasons for its proposed withdrawal of preference or priority and shall consider any contractor's response. The decision of the Council shall take account of that response and shall be based on substantial evidence. As soon as practicable, NORI intends to submit an application to collect polymetallic nodules in the same area as its current exploration rights. To date, no exploitation contracts for extracting minerals from the international seafloor have been granted. The ISA is currently working on the development of a legal framework to regulate the exploitation of polymetallic nodules in the Area, as described above.

In 2021, NORI submitted a review of the implementation of the plan of work for the period from 2017 to 2021 to the ISA. The review included a proposed plan of work for the next five-year period from 2022 to 2026. On February 3, 2022, the ISA confirmed that the Secretariat and Commission had reviewed NORI's report and noted that the program of activities for the next five-year period was acceptable. The ISA requested clarification on a few matters and noted that the periodic review would be concluded if the clarifications were received within 30 days. On February 28, 2022, NORI provided the clarification in response to the request by the ISA and on June 1, 2022, the ISA accepted NORI's proposed program of activities.

The ISA Council may suspend or terminate the NORI Exploration Contract, without prejudice to any other rights that the ISA may have, if any of the following events should occur:

- if, in spite of written warnings by the ISA, NORI has conducted its activities in such a way as to result in serious persistent and willful violations of the fundamental terms of the NORI Exploration Contract, Part XI of UNCLOS, the 1994 Agreement and the rules, regulations and procedures of the ISA;

- if NORI has failed to comply with a final binding decision of the dispute settlement body applicable to it; or

- if NORI becomes insolvent or commits an act of bankruptcy or enters into any agreement for composition with its creditors or goes into liquidation or receivership, whether compulsory or voluntary, or petitions or applies to any tribunal for the appointment of a receiver or a trustee or receiver for itself or commences any proceedings relating to itself under any bankruptcy, insolvency or readjustment of debt law, whether now or hereafter in effect, other than for the purpose of reconstruction.

Additionally, if the nationality or control of NORI changes or NORI's Sponsoring State, as defined in the Regulations, terminates its sponsorship and NORI does not obtain another sponsor meeting the requirements prescribed in the Regulations, then the NORI Exploration Contract will terminate.

The NORI Sponsorship Agreement

NORI is sponsored by Nauru pursuant to a certificate of sponsorship signed by the Government of Nauru on April 11, 2011. NORI is a Nauruan incorporated entity and is subject to applicable Nauruan legislation and regulations. In 2015, the Nauruan government established the Nauru Seabed Minerals Authority to regulate activities carried out by companies sponsored by Nauru.

Throughout the period of the NORI Exploration Contract, NORI must be sponsored by a State that is party to UNCLOS. If the nationality or control of NORI changes or NORI's Sponsoring State, as defined in the Regulations, terminates its sponsorship, NORI must promptly notify the ISA. In either event, if NORI does not obtain another sponsor meeting the requirements prescribed in the Regulations and fails to submit to the ISA a certificate of sponsorship for NORI in the prescribed form within six months, the NORI Exploration Contract will terminate.

On July 5, 2017, Nauru, the Nauru Seabed Minerals Authority and NORI entered into a sponsorship agreement (the "NORI Sponsorship Agreement") formalizing certain obligations of the parties in relation to NORI's exploration and potential collection of nodules within the NORI Contract Area of the CCZ. The NORI Sponsorship Agreement will remain in force for the duration of the 15-year NORI Exploration Contract and will automatically extend for a further 20 years upon NORI reaching the minimum recovery level under an ISA Exploitation Contract, unless earlier terminated by the ISA as a result of NORI's breach of the NORI Exploration Contract or pursuant to its terms. Upon reaching the minimum recovery level within the tenement area, NORI will pay Nauru a seabed mineral recovery payment based on the polymetallic nodules recovered from the tenement area. In addition, NORI will pay an administration fee each year to Nauru for such administration and sponsorship, which is subject to review and increase in the event that NORI is granted an ISA Exploitation Contract. NORI has begun discussions with the Government of Nauru to renegotiate the existing sponsorship agreement and has committed to paying corporate income tax within Nauru.

During exploration, NORI is required to, among other things:

- submit an annual report to the ISA;

- meet certain performance and expenditure commitments;

- pay an annual overhead charge to cover the costs incurred by the ISA in administering and supervising the contract;

- implement training programs for personnel of the ISA and developing countries in accordance with a training program proposed by NORI in its license application;

- take measures to prevent, reduce, and control pollution and other hazards to the marine environment arising from its activities in the CCZ;

- maintain appropriate insurance policies;

- establish environmental baselines against which to assess the likely effects of its program of activities on the marine environment; and

- establish and implement a program to monitor and report on such effects.

NORI is sponsored to carry out its mineral exploration activities in the CCZ by Nauru, pursuant to a certificate of sponsorship signed by the Government of Nauru on April 11, 2011. Sponsorship of an entity requires the sponsoring State to certify that it assumes responsibility for the entity's activities in the CCZ in accordance with UNCLOS. NORI is a Nauruan incorporated entity and is subject to applicable Nauruan legislation and regulations.

The TOML Exploration Contract

In March 2020, we acquired TOML from Deep Sea Mining Finance Limited, providing us with exclusive rights to explore a 74,713 km^2 area of the CCZ seabed. TOML holds an exploration contract granted by the ISA and sponsored by the Kingdom of Tonga pursuant to the TOML Exploration Contract ("TOML Exploration Contract"). The plan of work was approved by the Council, acting on the recommendation of the LTC, on July 19, 2011. The TOML Exploration Contract was then signed on January 11, 2012 between TOML and the ISA and terminates on January 11, 2027, subject to a potential extension under the terms of the agreement.

The TOML Exploration Contract was granted pursuant to the ISA's Regulations, as well as Article 153 of UNCLOS, and formalized a 74,713 km^2 exploration area. The TOML Exploration Contract includes an initial term of 15 years, which may be extended under the contract, and a program of activities to be completed within the first five-year period of the term. The TOML Exploration Contract also formalized the rights of TOML around future rights. Pursuant to the Regulations, TOML has the priority right to apply for an ISA Exploitation Contract to collect polymetallic nodules in the same area (Regulation 24(2)). The Regulations state that a contractor who has an approved plan of work for exploration only shall have a preference and a priority among applicants submitting plans of work for collection of the same area and resources. Such preference or priority may be withdrawn by the Council if the contractor has failed to comply with the requirements of its approved plan of work for exploration within the time period specified in a written notice or notices from the Council to the contractor indicating which requirements have not been complied with by the contractor. After a hearing process, the Council shall provide the reasons for its proposed withdrawal of preference or priority and shall consider any contractor's response. The decision of the Council shall take account of that response and shall be based on substantial evidence.

Under ISA requirements contractors are required to submit five-year work programs. The first TOML five-year work program was completed in 2016 and reviewed and accepted by the ISA in late 2016. In 2021, TOML submitted a review of the implementation of the plan of work for the period from 2017 to 2021 to the ISA. The review included a proposed plan of work for the next five-year period from 2022 to 2026.

For the second five-year period ending in 2021, the proposed program included the following: (i) continue environmental baseline work; (ii) complete pilot testing; (iii) complete geotechnical studies; (iv) complete feasibility studies; (v) first draft EIS/EMMP; and (vi) continue training. TOML noted that the program was dependent on success at each stage, subject to change based on findings at hand at any particular time and reliant on funding which in turn is dependent to some extent on macro-economic conditions and development with regards to the authority and its stakeholders. The five-year program ending in 2021 included activities prior to TMC's acquisition of TOML in 2020. Although the stated program objectives were not achieved, the ISA accepted TOML's submission and explanations, and agreed to TOML's next five-year program of activities.

On December 23, 2022, the ISA accepted TOML's proposed program of activities for the 2022-2026 five-year period.

The ISA Council may suspend or terminate the TOML Exploration Contract, without prejudice to any other rights that the ISA may have, if any of the following events occur:

● if, in spite of written warnings by the ISA, TOML has conducted its activities in such a way that results in serious persistent and willful violations of the fundamental terms of this contract, Part XI of UNCLOS, the 1994 Agreement and the rules, regulations and procedures of the ISA;

● if TOML has failed to comply with a final binding decision of the dispute settlement body applicable to it;

● if TOML becomes insolvent or commits an act of bankruptcy or enters into any agreement for composition with its creditors or goes into liquidation or receivership, whether compulsory or voluntary; or

- petitions or applies to any tribunal for the appointment of a receiver or a trustee for itself or commences any proceedings relating to bankruptcy, insolvency or readjustment of debt law, whether now or hereafter in effect, other than for the purpose of reconstruction.

Additionally, if the nationality or control of TOML changes or TOML's Sponsoring State, as defined in the Regulations, terminates its sponsorship and TOML does not obtain another sponsor meeting the requirements prescribed in the Regulations, then the TOML Exploration Contract will terminate.

The TOML Sponsorship Agreement

On March 8, 2008, Tonga and TOML entered into the TOML Sponsorship Agreement formalizing certain obligations of the parties in relation to TOML's exploration and potential exploitation of a proposed application to the ISA (subsequently granted) known as the TOML Area. Tonga updated the sponsorship agreement with TOML in September 2021. Unless otherwise terminated by the parties, the term for the TOML Sponsorship Agreement is for the duration of TOML's ISA Exploration Contract and will automatically extend for a further 25 years upon TOML being granted an ISA Exploitation Contract. Upon reaching the minimum recovery level within the tenement area, TOML has agreed to pay Tonga a seabed mineral recovery payment based on the polymetallic nodules recovered from the tenement area. In addition, TOML will pay an administration fee each year to Tonga for such administration and sponsorship, which is subject to review and increase in the event that TOML is granted an ISA Exploitation Contract. TOML expects to renegotiate the existing sponsorship agreement with Tonga prior to entering into operations in the TOML area and has committed to paying corporate income tax within Tonga.

Marawa Agreements

On March 17, 2012, our wholly-owned subsidiary, DGE, entered into an Option Agreement (the "Option Agreement") with Marawa and Kiribati. In consideration of the $250,000 option fee, Marawa granted DGE an option to purchase tenements, as may be granted to Marawa by the ISA or any other regulatory body, for $300,000, or in consideration of DGE waiving any loan and other debt obligation pursuant to the Services Agreement (as defined below) if a default event occurs. The exercise period for the option is a maximum of 40 years after the date of the execution of the Option Agreement.

On July 26, 2012, the ISA Council approved a plan of work for exploration submitted by Marawa covering the Marawa Contract Area. Due to uncertainty on the economic potential of the Marawa Contract Area, Marawa is currently considering its options, including potentially seeking a new area. Marawa expects to finalize its decision in 2023. Marawa delayed certain work programs until it determines how it will move forward.

On October 1, 2013, DGE entered into an agreement (the "Services Agreement") with the Republic of Kiribati and Marawa granting DGE the exclusive right for 40 years to carry out exploration and collection in the Marawa Contract Area as well as purchase polymetallic nodules collected from the Marawa Contract Area. The Marawa Exploration Contract was signed on January 19, 2015. To date, limited offshore marine resource definition activities in the Marawa Contract Area have occurred. We expect to collaborate with Marawa to assess the viability of any potential project in the Marawa Contract Area, although the timing of such assessment is uncertain. Marawa has delayed certain of its efforts in the Marawa Contract Area while it determines how it will move forward with additional assessment work.

DGE has the right to terminate the Services Agreement for convenience at any time at its election by giving written notice to Marawa and Kiribati and such termination shall take effect two months following the date of the termination notice, provided that DGE shall pay to the ISA on behalf of Marawa the fees or payments legally owed to the ISA by Marawa (including the Annual ISA Exploration Fee and ISA Royalties and Taxes) that are outstanding at the date of termination or that are incurred within 12 months of the date of such termination, provided that Marawa shall have an obligation to minimize such fees and payments to the extent practicable after the date of said termination. DGE and Marawa have considered the potential to amend the current contractual arrangements to provide additional mutual benefits in the conduct of operations, though no assurances may be given that any changes will be agreed.

Royalties and taxes

Royalties and taxes payable on any future production from the CCZ will be stipulated in the ISA's exploitation regulations. While the rates of payments are yet to be set by the ISA, the 1994 Implementation Agreement (Section 8(1)(b)) prescribes that the rates of payments "shall be within the range of those prevailing in respect of land-based mining of the same or similar minerals in order to avoid giving deep seabed miners an artificial competitive advantage or imposing on them a competitive disadvantage."

An open-ended working group has met several times including most recently in October / November 2022 to discuss potential royalty and taxation regimes supported by modelling conducted by the Massachusetts Institute of Technology. No final recommendations were made. However, a 2% ad valorem royalty increasing to 6% after a period of five years of production was discussed as well as a 1% ad valorem environmental levy. These amounts were used for the economic analysis included in the initial assessment contained in the NORI Technical Report Summary. Additional discussions have considered capping any proposed environmental levy once an agreed total value has been reached and might no longer be collected once sufficient funds are in trust. We can provide no assurances that any such royalties or levies will not be greater than those discussed and could be significantly greater.

Under the NORI Sponsorship Agreement between Nauru and NORI and under the TOML Sponsorship Agreement between Tonga and TOML, upon reaching a minimum recovery level within the tenement areas, NORI and TOML have agreed to pay Nauru and Tonga a seabed mineral recovery payment for polymetallic nodules recovered from the tenement area, annually adjusted (from year 5) on a compounding basis based on the official inflation rate in the United States. In addition, NORI and TOML will pay an administration fee each year to Nauru and Tonga for such administration and sponsorship, which is subject to review and increase in the event that NORI or TOML are granted an ISA Exploitation Contract. NORI and TOML have both committed to paying corporate income tax within Nauru and Tonga, respectively.

Environmental Regulation

On March 4, 2023 the United Nations finalized the UN High Seas Treaty. The treaty does not replace or amend UNCLOS, or the authority of the ISA, and must be interpreted consistently with the rights granted by the Convention.

The ISA is mandated through UNCLOS to "preserve and protect the marine environment" while developing the resources within the Area. Given the location of the NORI Contract Area, the ISA is responsible for assessing any ESIA prepared by NORI and for granting the relevant permits.

The ISA has issued Regulations on Prospecting and Exploration for Polymetallic Nodules (adopted on July 13, 2000, updated on July 25, 2013). The regulations are complemented by the LTC's recommendations for the guidance of contractors on assessing the environmental impacts of exploration. The exploitation regulations on deep-seabed collection will be complemented by various standards and guidelines. The ISA is currently developing these Standards and Guidelines which are expected to be finalized by the LTC and adopted by the Council. The ISA has divided the required standards and guidelines in three phases.

- Phase 1: Standards and guidelines deemed necessary to be in place by the time of adoption of the draft regulations on exploitation.

- Phase 2: Standards and guidelines deemed necessary to be in place prior to the receipt of an application of a plan of work for exploitation.

- Phase 3: Standards and guidelines deemed necessary to be in place before commercial mining activities commence in the Area.

Mining Code - Exploitation	Under Development by the LTC	Stakeholder Consultation	Under Consideration for approval by the LTC	Under Consideration by the Council
Exploitation Regulations				underway
Standards & Guidelines				
Phase 1				underway
Phase 2	Drafting expected to occur in 2023			
Phase 3	To be completed prior to start of commercial mining			
Benefit Sharing	Research and consultation complete			underway

Ten standards and guidelines have been prepared in Phase 1, provided to stakeholders for comment, reviewed and amended by the LTC and provided to Council for consideration and approval. Additional standards and guidelines will be drafted as part of the development of Phase 2 in 2022 for stakeholder comment and review. After drafting by the LTC, the standards and guidelines will be provided to the Council for review and adoption.

Although the environmental impact review process has not yet been finalized, all contractors have been made aware that the ISA requires the completion of baseline studies and EIA, culminating in an EIS for proposed commercial operations, prior to collection. Guidance for contractors in terms of what will be expected in the EIS has been provided in ISA Technical Study No. 10 (ISA 2012a). The EIS, along with an EMMP, will be required as part of the application for an ISA Exploitation Contract for operations in the CCZ. Environmental impacts of exploration and potential collection activities have been studied, and NORI is working with several of the deep-sea research institutions that are contributing to our environmental and social impact assessment program, consisting of over 100 discrete studies.

NORI's offshore exploration campaigns have included sampling to support environmental studies, collection of high-resolution imagery, full column physical and chemical oceanographic data and environmental baseline studies. All offshore campaigns to support environmental baseline data collection have been completed. An integrated collector test involving trialing of collector vehicle and riser system took place in 2022. A key objective of this test was to monitor the environmental impact of the collection system and use these data to forecast the impacts for a full-scale commercial operation. NORI intends to manage the project under the governance of an environmental management system ("EMS"), which is to be developed in accordance with the international EMS standard, ISO 14001:2004. The EMS will provide the overall framework for the environmental management and monitoring plans that will be required.

NORI's EMMP will specify the objectives and purpose of all monitoring requirements, the components to be monitored, frequency of monitoring, methods of monitoring, analysis required in each monitoring component, monitoring data management and reporting. The EMMP will be submitted to the ISA as part of the ISA Exploitation Contract application.

Pursuant to Article 165(2)(b) of the Convention and Paragraph 11(a) of the 1994 Agreement, an application for a Plan of Work is first reviewed by the LTC and a recommendation concerning the approval of the Plan of Work is submitted by the LTC to the Council. Rule 44 of the Commission's Rules of Procedure requires decision making by consensus. If all efforts to reach consensus have been exhausted, however, then a decision by voting shall be taken by a majority of members present and voting. A proposed timeline for the consideration of a Plan of Work by the Commission was developed in "Draft guideline on the preparation and assessment of an application for the approval of a Plan of Work for exploitation" (ISBA/27/C/3).

If a positive recommendation is submitted by the Commission to the Council concerning the approval of a Plan of Work, the Council is required to approve the Commission's recommendation unless a two-thirds majority of its members present and voting, including a majority of members present and voting in each of the chambers of the Council, decides to disapprove the Plan of Work. If the Council does not take a decision on the Commission's recommendation within 60 days, the recommendation shall be deemed to have been approved by the Council.

In addition, the sponsoring State has a responsibility to put in place legislation to ensure the entity it has sponsored complies with UNCLOS and ISA rules and regulations. Nauru implemented the Nauru International Seabed Minerals Act in 2015 which acts as a second layer of legislation with which NORI is required to comply.

To date, NORI's assessment is that it is in compliance with existing exploration permits and contracts. NORI estimates that it is in the middle stages of the exploitation permitting process. In addition to working on key engineering aspects of the project such as designing the final nodule collector and the dewatering facility, NORI is also continuing the following tasks:

- delineating nodule mineralization;

- characterizing the nature of the seabed, water column and biology;

- conducting environmental baseline studies and impact assessments;

- characterizing the nature of any materials returned to the environment;

- developing oceanographic and physical information to inform models (e.g., sediment plume models); and

- developing other plans, including the EMMP and the various subordinate plans.

The potential future onshore environmental impacts have not yet been assessed because the processing plant that we expect to create or use through a tolling or other arrangement has not been determined or otherwise has not been designed in sufficient detail, and the location and host country (and hence regulatory regime) has not been confirmed. The planned metallurgical process is expected to generate near-zero solid waste products, and the deleterious elements (for example, cadmium and arsenic) content of the nodules is understood to be very low, indicating that with careful management, the environmental impacts of the processing operation is expected to be low.

Intellectual Property

Our success depends in part upon our ability to obtain and maintain patent protection of our core technology and intellectual property, as well as that of our strategic partners, and particularly that our freedom to operate is not restricted by patents lodged by competitors or other third parties. Moreover, we rely on a combination of trade secret protection, non-disclosure and licensing agreements and trademarks to establish and protect our proprietary intellectual property. To this end, we maintain a portfolio of issued patents and pending patent applications, which relate to offshore collection systems and to the processing of polymetallic nodules for recovering metals. As we rely on a number of patents to establish and protect our intellectual property, we have obtained and filed patent applications in countries throughout North America, Europe and Asia.

We cannot conclusively state that any pending applications, existing or future intellectual property will be definitively useful in protecting or promoting our business and growth plans. Please see the section entitled "*Risk Factors*" for additional information on the risks associated with our intellectual property strategy and portfolio.

Human Capital

As of December 31, 2022, we employed thirty-nine (39) employees and contractors. None of our staff are covered by collective bargaining agreements.

Diversity and Inclusion. We are committed to attracting, developing and retaining diverse talent that is inclusive of every age, gender, gender identity, race, sexual orientation, physical capability, neurological difference, ethnicity, belief and perspective. Our goal is to develop cultural competency by seeking knowledge, increasing awareness, modeling respect and promoting inclusion. Geographically our staff are located in Tonga, Nauru, United States, Canada, Australia, United Kingdom and United Arab Emirates. Our team is comprised of highly skilled individuals with 61% of our staff holding post-graduate degrees, including 19% who hold a Ph.D. degree. Moreover, 32% of our staff are women and 29% of our staff are racially diverse.

People Engagement. As a company working to pioneer a new industry and new ways of doing things, our success depends on attracting and retaining strong, independent, entrepreneurial, and multi-talented team members capable of dealing with high levels of uncertainty and adversity. Our team is distributed across several continents and several time zones, with remote working being the norm for most of our staff. Despite physical and temporal separation, we maintain a strong sense of cohesion by attracting people who are intrinsically motivated by the company's purpose and core values, cultivating a flat organizational structure and deep care for each other. We rely on regular management and company meetings, ongoing communication flows across different technology platforms, frequent *ad hoc* video communication and creating opportunities for in-person gatherings. We offer our team members flexible work schedules and autonomy in managing their time while encouraging them to set boundaries between work on our shared mission and their home lives.

Compensation and Benefits. We compensate our staff competitively, striving to be in the 50th-60th percentile of our peers for total compensation and benefits. In addition to salaries, our compensation and benefits program includes annual discretionary bonuses, equity awards, an employee stock purchase plan, a 401(k) contribution/superannuation or RRSP benefit contribution (as applicable jurisdictionally), healthcare and insurance benefits, health savings and flexible spending accounts. Our annual equity compensation is focused on company priorities that we believe create long-term value for our stakeholders.

Environment, Health & Safety (EHS). Our EHS vision is to fully integrate environmental, health and safety into our operations, and to create a workplace free of incidents. In 2022, we have relied on the EHS programs of our partners Allseas and a new offshore support service provider to conduct our operations in a safe manner and in compliance with applicable safety laws, rules and regulations. These all involve EHS systems incorporating thorough planning, risk assessment and disciplined implementation of controls as well as culturally-based safety observations systems like safe act observations and obligation of "stop work if it is unsafe to proceed".

Available Information

Our internet address is *https://themetals.co*, to which we regularly post copies of our press releases as well as additional information about us. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are available to you free of charge through the Investors section of our website as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the SEC. The SEC maintains an internet site (*http://www.sec.gov*) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. We include our website address in this Annual Report on Form 10-K only as an inactive textual reference. Information contained in our website does not constitute a part of this report or our other filings with the SEC.

Corporate Information

TMC is a corporation existing under the laws of British Columbia, Canada. TMC's registered office is currently located at 595 Howe Street, 10th Floor, Vancouver, British Columbia, Canada V6C 2T5, and its telephone number is: (604) 631-3115.

Item 1A.   RISK FACTORS

Our business is subject to numerous risks and uncertainties that you should be aware of in evaluating our business. If any such risks and uncertainties actually occur, our business, prospects, financial condition and results of operations could be materially and adversely affected. The risks described below are not the only risks that we face. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial may also materially adversely affect our business, prospects, financial condition and results of operations. The risk factors described below should be read together with the other information set forth in this Annual Report, including our consolidated financial statements and the related notes, as well as in other documents that we file with the SEC.

Summary of the Material Risks Associated with Our Business

These risks include, but are not limited to, the following:

- Our business is subject to numerous regulatory uncertainties which, if not resolved in our favor, would have a material adverse impact on our business.
- Our resource development activities are subject to changes in government regulation and political instability.
- Changes to any of the laws, rules, regulations or policies to which we are subject could have a significant impact on our business.

- Our exploration, collecting, shipping, processing and refining activities are subject to extensive and costly environmental requirements, and current and future laws, regulations, and permits may impose significant costs, liabilities, or obligations, or could limit or prevent our ability to continue our operations as currently contemplated or to undertake new operations.
- We may become subject to environmental liabilities as a result of noncompliance or newly imposed regulations.
- The grade and quality of the polymetallic nodule deposits that we intend to develop are estimates, and there are no guarantees that such deposits will be suitable for collecting or commercialization.
- No seafloor polymetallic nodule deposit has ever been commercially collected, and our offshore collection technology and development plans and processes may not be sufficient to accomplish our objectives.
- Mineral resource estimates from the contract areas of NORI and TOML are only estimates.
- Our business is subject to significant risks, and we may never develop minerals in sufficient grade or quantities to justify commercial operations.
- Uncertainty in our estimates of polymetallic nodule deposits could result in lower-than-expected revenues and higher costs.
- We operate in a highly competitive industry, and there are no assurances that our efforts will be successful.
- The prevailing market prices of nickel, manganese, copper, cobalt, and other commodities will have a material impact on our ability to achieve commercial success.
- We may be adversely affected by fluctuations in demand for nickel, manganese, copper, cobalt, and other commodities.
- We may experience difficulty in creating market acceptance for a novel manganese product.
- Negative perceptions related to the collection of polymetallic nodules could have a material adverse effect on our business.
- Offshore nodule collection, shipping and onshore processing and refining operations pose inherent risks and costs that may negatively impact our business.
- Our business is contingent on our ability to successfully identify, collect, ship and process polymetallic nodules, and in doing so, we will need to rely on certain existing and future strategic relationships, some of which we may be unable to maintain and/or develop.
- Some of the offshore equipment that we will need to accomplish our objectives has not been manufactured and/or tested.
- Our business is substantially dependent on our strategic relationship with Allseas.
- The polymetallic nodules that we may recover will require specialized treatment and processing, and there is no certainty that such processes will result in a recovery of metals that is consistent with our expectations, or that we will be able to develop or otherwise access processing plants that are suitable for our purposes.
- Our exploration and polymetallic nodule collecting activities may be affected by natural hazards, which could have a material adverse effect on our business.
- Actual capital costs, financing strategies, operating costs, production and economic returns may differ significantly from those we have anticipated and there can be no assurance that any future development activities will result in profitable metal production operations.
- We have a limited operating history, and there can be no assurance that we will be able to commercially develop our resource areas or achieve profitability in the future.
- We depend on key personnel for the success of our business. The loss of key personnel or the hiring of ineffective personnel could negatively impact our operations and profitability.
- We are dependent upon information technology systems, which are subject to cyber threats, disruption, damage and failure.
- Our business is subject to a variety of risks, some of which may not be covered by our future or existing insurance policies.
- We may not be able to adequately protect our intellectual property rights. If we fail to adequately enforce or defend our intellectual property rights, our business may be harmed.
- If we infringe, or are accused of infringing, on the intellectual property rights of third parties, it may increase our costs or prevent us from being able to commercialize new products.
- Pandemics, including COVID-19, could have an adverse effect on our business.
- We may issue additional common shares or other equity securities without shareholder approval, which would dilute your ownership interests and may depress the market price of our common shares and sales of a substantial amount of our common shares may cause the price of our common shares to fall.
- If our outstanding warrants are exercised, the number of shares eligible for future resale in the public market will increase and result in dilution to our shareholders.

- We have identified material weaknesses in our internal control over financial reporting. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results and the value of our common shares.
- We may face litigation and other risks as a result of the material weaknesses in our internal control over financial reporting.
- We are involved in class action litigation that may adversely affect us, and we may not be successful in our litigation related to non-performing Private Investment in Public Equity ("PIPE") investors.
- Our business is capital intensive, and we will be required to raise additional funds in the future in order to accomplish our objectives.
- We may incur debt in the future, and our ability to satisfy our obligations thereunder remains subject to a variety of factors, many of which are not within our control.
- An active trading market for our common shares and warrants may not be sustained, which would adversely affect the liquidity and price of our securities.
- There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.
- We are exposed to risks in our international operations, which could adversely affect our business.
- We may be classified as a PFIC in any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders.

I. **Regulatory and Environmental Risks.**

Our business is subject to numerous regulatory uncertainties which, if not resolved in our favor, would have a material adverse impact on our business.

On March 4, 2023 the United Nations finalized the UN High Seas Treaty. The treaty does not replace or amend UNCLOS, or the authority of the ISA, and must be interpreted consistently with the rights granted by the Convention.

To date, no commercial collection (also referred to as "mining," "exploitation" or "harvesting") of nodules has occurred on the seafloor in the area of the high seas beyond national jurisdiction (the "Area"), which includes the CCZ. Moreover, despite the release by the ISA of the Draft Regulations on Exploitation of Mineral Resources (the "Draft Regulations"), finalization of such regulations remains subject to approval and adoption by the ISA. The ISA was intending to have these regulations finalized by July 2020, but the COVID-19 pandemic disrupted ISA meetings and discussions. Once adopted, these regulations will create the legal and technical framework for exploitation of the polymetallic nodules in the NORI, TOML and Marawa contract areas.

Section 1, paragraph 15 of the 1994 Agreement relating to the Implementation of Part XI of UNCLOS allows a member state whose national intends to apply for approval of a plan of work for exploitation to notify the ISA of such intention. This notice obliges the ISA to complete the adoption of exploitation regulations within two years of the request made by the member state.

On June 25, 2021, Nauru submitted its notice to the ISA requesting that it complete the adoption, by July 9, 2023, of rules, regulations and procedures necessary to facilitate the approval of plans of work for exploitation in the Area. In June 2022, a member State submitted a position paper to the ISA urging that the deadline to adopt the exploitation regulations be extended for a period of 15 years. Although we believe that the notice submitted by Nauru to the ISA has increased the likelihood that exploitation regulations and any necessary rules, regulations and procedures to facilitate the approval of a plan of work for exploitation will be adopted by mid-2023, there can be no assurances that the adoption of these regulations will not be delayed or halted paused as a result of the actions of ISA member States. If the ISA Council has not completed the adoption of such regulations within the prescribed time and an application for approval of a plan of work for exploitation is pending, the ISA shall nonetheless consider and provisionally approve such a plan of work for exploitation based on: (i) the provisions of the UNCLOS; (ii) any rules, regulations and procedures that the ISA may have adopted provisionally, (iii) the basis of the norms contained in the UNCLOS and (iv) the terms and principles contained in the Agreement relating to the Implementation of Part XI, including the principle of non-discrimination among contractors. There can be no assurance that the ISA will provisionally approve our plan or that such provisional approval would lead to the issuance of an exploitation contract by the ISA.

We expect the final regulations ("Final Regulations") to be approved in the second half of 2023, but there can be no assurance that such regulations will be approved then, or at all. The Draft Regulations and several supporting standards and guidelines are at an advanced stage, but there remains uncertainty regarding the final form that these will take, as well as the impact that such regulations, standards and guidelines will have on our ability to meet our objectives.

The collection of polymetallic nodules within the CCZ, where our exploration areas are located, will require approval of an ISA Exploitation Contract (which will authorize commercial collection activities). As part of the application for an ISA Exploitation Contract, all contractors are required to complete baseline studies and an ESIA, culminating in an EIS, prior to collecting nodules at a commercial scale. The EIS would be accompanied by an Environmental Management and Monitoring Plan ("EMMP"). The EMMP is expected to specify the objectives and purpose of all monitoring requirements, the components to be monitored, frequency of monitoring, methods of monitoring, analysis required in each monitoring component, monitoring data management and reporting.

In order to move our exploration projects into commercial production, our wholly-owned subsidiaries, NORI and TOML will each need to obtain an ISA Exploitation Contract, as will our partner, Marawa, in addition to related permits that may be required by our commercial partners. There can be no assurance that the ISA will evaluate any Exploitation Contract application by our subsidiaries in a timely manner or at all. Even if the ISA timely evaluates such applications(s), our subsidiaries may be required to submit a supplementary EIS or perform additional studies or campaigns before obtaining approval. As such, there is a risk that an ISA Exploitation Contract may not be granted by the ISA, may not be granted on a timely basis, thereby delaying our potential timeline for commercial exploitation, or may be granted on uneconomic terms.

Similarly, with respect to Sponsoring State regulation, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that would limit or curtail production or development by our subsidiaries. Amendments to current laws and regulations governing the operations and activities of deep-sea mineral resources companies, or changes in interpretation thereto, or the unwillingness of countries throughout the world to enforce such laws and regulations, could have a material adverse impact on our business, and could cause increases in exploration expenses, capital expenditures, production costs, or put the security of our equipment at risk to activism or piracy. Such amendments could also cause reductions in our future production, or the delay or abandonment in the development of our polymetallic mineral resource properties. There can be no certainty that actions by governmental and regulatory authorities, including changes in regulation, taxation and other fiscal regimes, will not adversely impact our projects or our business. Further, our operations depend on the continuation of the Sponsorship Agreements between our subsidiaries NORI and TOML and each of their host Sponsoring nations, Tonga and Nauru, respectively. Each subsidiary has been registered and incorporated within such host nation and each nation has maintained effective control, supervision, regulation, and sponsorship over the conduct of such subsidiary. While we have beneficial ownership over such subsidiaries, we operate under the regulation and sponsorship of Nauru and Tonga. If such arrangement is challenged, or sponsorship is terminated, we may have to restructure the ownership or operations of such subsidiary to ensure continued state sponsorship. Failure to maintain sponsorship, or secure new state sponsorship, will have a material impact on such subsidiary and on our overall business and operations.

While the rates of payments are yet to be set by the ISA, the 1994 Agreement relating to the Implementation of Part XI of the UNCLOS of 10 December 1982 (the "1994 Implementation Agreement") prescribes a relevant framework that the rates of payments "shall be within the range of those prevailing in respect of land-based mining of the same or similar minerals in order to avoid giving deep seabed miners an artificial competitive advantage or imposing on them a competitive disadvantage." The ISA has held workshops with stakeholders to discuss and seek comments on the potential financial regime for the collecting of polymetallic nodules in the CCZ. There can be no assurance that the ISA will put in place Final Regulations in a timely manner or at all. Such regulations may also impose burdensome obligations or restrictions on us, and/or may contain terms that do not enable us to develop our projects.

Our resource development activities are subject to changes in government regulation and political instability.

Parties carrying out exploration and collection operations in the CCZ must be sponsored by a State that is a member of the ISA. The sponsoring States of our subsidiaries NORI and TOML are Nauru and Tonga, respectively. In addition, our subsidiary, DGE, has an exclusive contract with Marawa, which is sponsored by Kiribati, that permits DGE to conduct activities in connection with the exploration contract held by Marawa with the ISA. If any of these countries cease such sponsorship, our subsidiaries or their partners (as applicable) would need to seek sponsorship elsewhere, which could impact our operations as a group.

There is a risk that a State sponsoring activities in a project area ceases to be a sponsor, or is not permitted to be a sponsor, or that NORI and TOML cease to remain as sponsored contractors by such State; and if an agreement cannot be reached with a substitute sponsoring State, or if we are unable to transfer our sponsorship to another State, such subsidiary could be forced to cease activities in the CCZ.

Additionally, there is little jurisprudence or interpretative guidance regarding the application of the sponsorship regulations that are applicable to our business. For example, with respect to the question over the regulation of which State can impact the activities of any contractor (such as NORI or TOML), we have taken the view that incorporation, registration and the grant of nationality are critical factors, amongst others, notwithstanding the beneficial ownership of a subsidiary by its parent ("beneficial ownership"). While this position has not been challenged by our sponsoring States or the ISA, certain organizations that oppose the deep-sea polymetallic nodule exploration and collecting industry have advocated for the use of a beneficial ownership test for state sponsorship, and there are no guarantees that our interpretation will be universally accepted in the future.

The mineral exploration activities of our subsidiaries and their future project development prospects could be affected in varying degrees by political instability and changes in government regulation relating to foreign investment and the deep-sea polymetallic collecting business, including expropriation. Operations may also be affected in varying degrees by possible natural disasters in the region, terrorism, military conflict, crime, piracy, fluctuations in currency rates, and high inflation. In addition, from time to time, governments may nationalize private businesses, including companies such as ours. There can be no assurance that the governments of countries where we or our affiliates or third-party contractors operate or the governments with which our subsidiaries work in the CCZ will not nationalize companies such as ours and our assets in the future or impose burdensome obligations or restrictions. There can also be no assurance that the ISA will not impose burdensome obligations or restrictions on our business or our projects (or those of our affiliates and third-party contractors), or that they will not implement policies or regulations that would prevent us from accomplishing our objectives.

Changes to any of the laws, rules, regulations or policies to which we are subject could have a significant impact on our business.

Changes to any of the laws, rules, regulations, taxation or other policies to which we are subject could have a significant impact on our business. There can be no assurance that we will be able to comply with any future laws, rules, regulations and policies. Failure to comply with applicable laws, rules, regulations, and policies may subject us to civil or regulatory proceedings, including fines or injunctions, which may have a material adverse effect on our business, financial condition, liquidity, and results of operations. In addition, compliance with any future laws, rules, regulations, and policies could negatively impact our profitability, and could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Furthermore, we may seek to expand our production capabilities in the future, which would require additional regulatory approvals that may not be provided in a timely manner or at all. Furthermore, such additional approvals could require changes to environmental offset areas and related environmental protections which, if overly burdensome, could impact our operations.

Our exploration, collecting, processing and refining activities are subject to extensive and costly environmental requirements, and current and future laws, regulations, and permits may impose significant costs, liabilities, or obligations, or could limit or prevent our ability to continue our operations as currently contemplated or to undertake new operations.

All phases of exploring for and collecting and processing polymetallic nodules are subject to environmental regulation in various jurisdictions and under national as well as international laws and conventions. No seafloor polymetallic nodule deposit has been developed commercially, and it is not clear what environmental parameters may need to be measured to satisfy regulatory authorities for an ISA Exploitation Contract to be granted. A full ESIA for deep-sea collecting operations has yet to be completed and approved by the ISA, and the full impact of any polymetallic nodule collecting operation on the environment has yet to be determined. Further, the required standards for an ESIA have not been finalized by the ISA, which could require changes to any submissions made by our subsidiaries in connection with an ISA Exploitation Contract application. Environmental legislation is evolving in a manner which is likely to require strict standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.

Nodule collection operations in the CCZ are certain to disturb wildlife in the operating area and may impact ecosystem function. The nature and severity of these impacts on CCZ wildlife are expected to vary by species and are currently subject to significant uncertainty. Our campaigns to baseline wildlife and ecosystem function, pilot the nodule collection system and monitor impacts arising from the use of this system have been completed. Data processing and analysis is in progress and, similar to studies conducted in respect of land-based mining, may not definitively establish the impacts of activities on the biodiversity in the CCZ. Given the significant volume of deep water and the difficulty of sampling and retrieving biological specimens, a complete biological inventory might never be established. Accordingly, impacts on CCZ biodiversity may never be, completely and definitively known. For the same reasons, it may also not be possible to definitively say whether the impact of nodule collection on global biodiversity will be less significant than those estimated for land-based mining for a similar amount of produced metal.

It is also currently not definitively known whether the risk of biodiversity loss in the CCZ could be eliminated through setting aside large representative areas of CCZ under protection (13 areas currently set aside by ISA covering 43% of the CCZ) or reduced through mitigation strategies inside operating areas or how long it will take for disturbed seabed areas to recover naturally. Prior research indicates that the density, diversity and function of fauna representing most of resident biomass (including mobile, pelagic and microbial life) are expected to recover naturally over years to decades. However, a high level of uncertainty exists around recovery of fauna that requires the hard substrate of nodules for critical life function. The extent to which planned measures, such as leaving behind partial nodule cover and setting aside no-take zones, would aid recruitment and recovery of nodule-dependent species in impacted areas will depend on factors like habitat connectivity, which is an area that is still under study.

While we intend to collect seafloor polymetallic nodules in a way that mitigates and reduces potential damage to the seafloor, marine life and ecosystem function, we do not know whether the ISA or any other regulatory body will seek to impose onerous methods for the restoration of the disturbed area or rehabilitation obligations on our collecting process. Any such obligations, to the extent they are overly burdensome, could result in material changes to our business as currently contemplated.

Although the environmental impact review process has not yet been finalized, all contractors have been made aware of the requirement to complete baseline studies and an ESIA, culminating in an EIS, prior to collecting. The EIS would be accompanied by an EMMP, which will be required as part of the application for an ISA Exploitation Contract within the contract areas of NORI, TOML and Marawa. The EMMP is expected to specify the objectives and purpose of all monitoring requirements, the components to be monitored, frequency of monitoring, methods of monitoring, analysis required in each monitoring component, monitoring data management and reporting.

The EMMP will also be submitted to the ISA for approval as part of the ISA Exploitation Contract application. There are no guarantees that the ISA will evaluate any exploitation contract application by our subsidiaries in a timely manner, and even if the ISA does timely evaluate such applications(s), such subsidiary may be required to submit a supplementary EIS before being approved. This may result in delays that could impact our projected timeframe. Furthermore, in the event that the ISA evaluates and approves an application in a timely manner, any aspect of such application and approval theoretically could be subject to legal challenges which could result in further delays that could detrimentally impact our business. For example, certain conservation groups have called for a ten-year moratorium on all deep-sea mineral exploration and exploitation activities. While this agenda does not appear to have directly impacted the development of proposed Final Regulations and Standards and Guidelines by the ISA, any such moratorium would have a material adverse effect on our business.

The environmental permitting process, which includes considerations of the impacts of our activities on the biodiversity of the CCZ, is expected to involve a series of checks and balances with reviews being conducted by the ISA, including technical evaluations by the ISA Secretariat and the Legal and Technical Commission (the "LTC"). The recommendations of the LTC will then go before the ISA Council ("Council"), a core policy-making body of the ISA, which will then review and, if it deems appropriate, approve the contractor's application. It would require a two-thirds majority of the Council to reject a development proposal that is recommended to it by the LTC. There are no assurances that the work our subsidiaries have done to date, or their contemplated future operations will satisfy the final environmental rules and regulations adopted by the ISA, and any future changes could delay the timing of such submissions to the ISA or our subsidiaries operations more generally, which could have a material adverse effect on our business. Sponsoring State approvals and permits are currently and may in future be required in connection with our operations. To the extent such approvals are required and not obtained, our subsidiaries may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in collection operations may be required to compensate those suffering loss or damage by reason of the collection activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

We may become subject to environmental liabilities as a result of noncompliance or newly imposed regulations.

All of the exploration and development operations of our subsidiaries will be subject to environmental permitting and regulations, which can make operations expensive or prohibit them altogether. We may also be subject to potential risks and liabilities associated with pollution of the environment that could occur as a result of our subsidiaries' exploration, development, and production activities.

To the extent that a subsidiary becomes subject to environmental liabilities, the payment of such liabilities, or the costs incurred to remedy environmental pollution, would reduce funds otherwise available to us, which could have a material adverse effect on our business. If we or our subsidiaries are unable to fully remedy an environmental problem, they might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure could be material to our business.

All of our exploration, development, production and processing activities will be subject to regulation under certain environmental laws and regulations. Our subsidiaries may be required to obtain permits for their activities. They may be required to update and review permits from time to time, and may also be subject to environmental impact analyses and public review processes prior to the approval of any future activities. It is possible that future changes in applicable laws, regulations and permits, or changes in their enforcement or regulatory interpretation by local governments, sponsor states, and other regulatory bodies, could have a significant impact on our business.

II. **Resource and Market Risks.**

The grade and quality of the polymetallic nodule deposits that we intend to develop are estimates, and there are no guarantees that such deposits will be suitable for collecting or commercialization.

The grades and abundances of the seafloor polymetallic nodule deposits that we intend to develop and commercialize are estimates that may prove to be inaccurate. While limited samples have been collected and analyzed, there are no guarantees that our estimates of quality will hold true with respect to the polymetallic nodule deposits that we are able to collect from the seafloor. Actual nodule grades and abundances may vary from our estimates, which could have a material adverse impact on our projections for future revenues, cash flows, royalties, and development and operating expenditures.

In addition, the precise form of mineral occurrence, grade, abundance, and tonnage, which is projected based on the mapping and analysis of samples, is not yet known. There is a risk that the sampling and imaging that has been completed to date, and that which will need to be completed in the future, has not and/or will not allow us to accurately quantify the tonnage, abundance and grade of identified polymetallic nodule deposits. Moreover, the projections or classifications based on such sampling could result in inaccurate environmental, geological or metallurgical assumptions (including with respect to the size, grade, abundance, and/or recoverability of minerals) or incorrect assumptions concerning economic recoverability.

No seafloor polymetallic nodule deposit has ever been commercially collected, and our offshore collection technology and development plans and processes may not be sufficient to accomplish our objectives.

Seafloor polymetallic nodules have never been commercially mined, and there is a risk that our offshore collection and recovery methods and the equipment that we intend to utilize during this process may not be adequate for the economic development of seafloor polymetallic nodule deposits. The equipment and technology that we intend to utilize has not been fully proven in such subsea conditions and for this specific material and application, and failure to adapt existing equipment or to develop suitable equipment or recovery and development techniques for the prevailing material and seafloor conditions would have a material adverse effect on the business of our subsidiaries, and the results of their operations and financial condition. We have partnered with Allseas, a leading global offshore contractor, to undertake a pre-production pilot collection system test in which a collector vehicle, a riser and lift system and surface production vessel have been tested. Although the pilot collection system test was successful, there can be no assurance that their technology will eventually be adequate for full scale commercial production.

On March 16, 2022, NORI and Allseas entered into a non-binding term sheet for the development and operation of the Project Zero System. NORI and Allseas intend to equally finance all costs related to developing and getting Project Zero System into production currently. The parties intend to detail and revise these cost estimates in binding Heads of Terms which the parties expect to enter into in the second half of 2023, and three definitive agreements for the engineering, build and operations phases. There can be no assurances, however, that we will enter into the binding Heads of Terms and definitive agreements with Allseas in a particular time period, or at all, or on terms similar to those set forth in the non-binding term sheet, or that if such definitive agreements are entered into by us that the proposed commercial systems and second production vessel will be successfully developed or operated in a particular time period, or at all and hence, we may be delayed in obtaining offshore collection equipment in the event we do not reach agreement with Allseas and have to develop such equipment on our own or through new third-party contractual relationships.

We are reliant on third parties to conduct independent analyses with respect to our business, and any inaccuracies in such analyses could have a material adverse effect on our offshore collection and onshore processing and refining objectives.

We rely upon third-party consultants, engineers, analysts, scientists, and others to provide analyses, reviews, reports, advice, and opinions regarding our potential projects. For example, the NORI Initial Assessment and the TOML Mineral Resource Statement, contain mineral resource estimates and other information with respect to our contract areas. There is a risk that such analyses, reviews, reports, advice, opinions, and projects are incorrect, in particular with respect to resource estimation, process development, and recommendations for products to be produced, as well as with respect to economic assessments, including estimating the capital and operating costs of our project and forecasting potential future revenue streams. Uncertainties are also inherent in such estimations.

Mineral resource estimates from the contract areas of NORI and TOML are only estimates.

Estimates of mineral resources from the contract areas of NORI and TOML described in our SEC filings and reported in technical reports prepared by AMC are only estimates and depend on geological interpretation and statistical inferences or assumptions drawn from survey data and recovery and sampling analysis, which might prove to be materially inaccurate. While these reports have been provided by experts, there is a degree of uncertainty attributable to the estimation of mineral resources. Mineral reserves have not been defined and will require completion of further studies. Until mineral resources are actually collected and processed, the quantity of metal and nodule abundance must be considered as estimates only and no assurance can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to further development, we must rely upon calculated estimates for the mineral resources and grades of mineralization in our contract areas and estimated equipment production rates, equipment availability and utilization and collection efficiency.

The estimation of mineral reserves and mineral resources is an iterative process and is, at times, partially dependent upon the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, experience, statistical analysis of data and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

Estimated mineral reserves and mineral resources may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral reserves and mineral resources estimates. The extent to which mineral resources may ultimately be reclassified as mineral reserves is dependent upon the demonstration of their profitable recovery. Any material changes in volume and grades of mineralization will affect the economic viability of placing a property into production and a property's return on capital. We cannot provide assurance that polymetallic nodules can be collected or processed profitably.

The mineral resource estimates in our SEC filings have been determined and valued based on assumed future metal prices, cut-off grades, production rates and operating costs that may prove to be inaccurate. Extended declines in the market price for nickel, manganese, copper and cobalt may render portions of our mineralization uneconomic and result in reduced reported volume and grades, which in turn could have a material adverse effect on our financial performance, financial position and results of operations.

In addition, inferred mineral resources have a great amount of uncertainty as to their existence and their economic and legal feasibility. You should not assume that any part of an inferred mineral resource will be upgraded to a higher category or that any of the mineral resources will be reclassified as mineral reserves. Currently 97% of the NORI Area D resource is classified into indicated and measured categories.

Our business is subject to significant risks, and we may never develop minerals in sufficient grade or quantities to justify commercial operations.

Mineral resource exploration, development, and operations are highly speculative and are characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral resources, and from finding mineral resources which, though present, are insufficient in quantity and quality to return a profit from production. Once mineralization is discovered, it may take a number of years from the initial exploration phases before production is possible, during which time the potential feasibility of the project may change adversely. Substantial expenditures are required to establish mineral resources and reserves, to determine processes to collect and transport the minerals and, if required, to construct processing facilities.

No deep-sea polymetallic properties in the CCZ that have been identified have as of today been developed into production. Exploration and exploitation risks exist in the discovery, location, definition and recovery of seafloor polymetallic nodule deposits. Given that no seafloor polymetallic nodule deposit has ever been commercially developed, such risks may have a material impact on our ability to accomplish our objectives. Operations may be affected by the availability of suitable vessels and equipment, prevailing sea conditions, changes in meteorological conditions and climate change, currents close to the seafloor and throughout the water column, recovery of materials sampled, lack of experience in delineating deposits, or unsuitability of equipment for recovering such material in prevailing conditions. Substantial expenditures are required to establish mineral reserves, to develop metallurgical processes, and to construct collection and transportation vessels, and we will be required to rely upon the expertise of consultants and others for exploration, development, construction and operational knowhow, and such consultants and third parties may not always be available to support our operations. If we are not able to obtain such expertise or identify alternative sources of expertise, our operations and financial results will be negatively impacted.

While we believe that seafloor polymetallic nodules in the contract areas of our subsidiaries account for some of the world's largest aggregated estimated deposits of battery metals, no assurance can be given that minerals will be discovered in sufficient grade or quantities to justify commercial operations. Whether an exploration property will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; availability of and effectiveness of technology to recover, trans-ship, transport and process nodules; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, and environmental protection; availability of required personnel, third-party partners and contractors, any required financing and commercial demand in the marketplace for such metals. The precise impact of these factors cannot accurately be predicted, but the combination of these factors may result in the inability of our subsidiaries to operate or generate an adequate return on invested capital.

While we and our subsidiaries will evaluate the political and economic factors in determining an exploration strategy, there can be no assurance that significant restrictions will not be placed on intended development areas. Such restrictions may have a material adverse effect on our business and results of operation.

Uncertainty in our estimates of polymetallic nodule deposits could result in lower than expected revenues and higher costs.

We base our estimates of polymetallic nodule deposits on engineering, economic, and geological data assembled and analyzed by outside firms, which are reviewed by third-party expert consultants including engineers and geologists. Such estimates, however, are necessarily imprecise and depend to some extent on professional interpretation, including statistical inferences drawn from available data, which may prove unreliable. There are numerous uncertainties inherent in estimating quantities and qualities of the polymetallic nodules that we intend to collect and the costs associated therewith, including many factors beyond our control. Estimates of economically recoverable minerals necessarily depend upon a number of variable factors and assumptions, all of which may vary considerably from actual results, such as:

- environmental, geological, geotechnical, collecting and processing conditions that may not be fully identified by available data or that may differ from experience;

- changes to the strategic approach to collecting and processing, which will depend in large part on market demand, corporate strategy and other prevailing economic and financial conditions;

- assumptions concerning future prices of products (including, most notably, battery metals and manganese ore) foreign exchange rates, production rates, process recovery rates, transportation costs, operating costs, capital costs and reclamation costs; and

- assumptions concerning future effects of regulation, including the issuance of required permits and taxes by governmental agencies and foreign government policies relating to our collecting of the mineral resources from our contract areas.

Uncertainty in estimates related to the availability of polymetallic nodules could result in lower-than-expected revenues and higher than expected costs or a shortened estimated life for our projects. Fluctuations in factors out of our control such as changes in future product pricing, foreign government policies and foreign exchange rates can have a significant impact on the estimates of mineral resources and reserves and can result in significant changes in the quantum of our resources and/or reserves period-to-period.

We operate in a competitive industry, and there are no assurances that our efforts will be successful.

The battery metals production industry is capital intensive and competitive. Production of battery materials and manganese alloys is largely dominated by Chinese competitors. These competitors may have greater financial resources, as well as other strategic advantages to operate, maintain, improve and possibly expand their facilities. Additionally, domestic Chinese resources firms have historically been able to produce minerals and/or process metals from land-based operations at relatively low costs due to domestic economic and regulatory factors, including less stringent environmental and governmental regulations and lower labor and benefit costs. In addition to three contracts held by our subsidiaries and partners, 16 other entities (ISA Member States and private companies sponsored by ISA Member States) currently hold ISA Exploration Contracts for polymetallic nodules. If and when they move into the exploitation phase, each of these contract-holders could become potential competitors with respect to the collection of polymetallic nodules and the production of nickel, manganese, copper and cobalt products. Some of these contract holders may possess greater financial and/or technical resources. Furthermore, several nation states are working on developing polymetallic nodule resources inside their EEZs, with the Cook Islands granting three exploration contracts for polymetallic nodules in February 2022. There is increasing competition from new and existing marine mineral players for the availability of marine exploration and support vessels, related marine equipment and specialized personnel, desirable exploration areas, suitable offshore collection and onshore processing equipment, and available capital. There is a risk that competitors may find more promising resources, identify or develop more economic technologies, enter into strategic partnerships that constrain our optionality, or may develop novel methods to collect nodules from the seafloor or process nodules into metals that are more economic than we currently contemplate.

The prevailing market prices of nickel, manganese, copper, cobalt, and other commodities will have a material impact on our ability to achieve commercial success.

The profitability of our nodule collection operations is significantly affected by changes in the market price of battery metals (nickel, copper and cobalt) and manganese ores and the cost of power, natural gas, coal, marine fuels, among other commodities and supply requirements. Prices of such metals are affected by numerous factors beyond our control, including: military conflict; prevailing interest rates and returns on other asset classes; expectations regarding inflation, monetary policy and currency values; speculation; governmental and exchange decisions regarding the disposal of metal stockpiles; political and economic conditions; available supplies of battery metals from mine production, inventories and recycled metal; sales by holders and producers of battery metals; and demand for products containing nickel, manganese, copper and cobalt. The price of nickel, manganese, copper, cobalt and other minerals and natural gas has fluctuated widely in recent years. Depending on the prevailing price of nickel, manganese, copper, and cobalt, and the cost of power, natural gas, chemical reagents, marine fuels, cash flow from our metal production operations may not be sufficient to cover our operating costs or the costs to service any outstanding debt. In addition, our proposed full scale production plans would involve placing a large percentage of global manganese production in the market, and we may be constrained in our ability to sell such large volumes, or such production may negatively impact the market price of manganese, which would, in either case, negatively impact our overall economic position.

We are not currently party to any commodity hedging contracts, as we do not yet have any production. Debt financing may not be available on commercially reasonable terms, or at all.

We may be adversely affected by fluctuations in demand for nickel, manganese, copper, cobalt, and other commodities.

Because our revenue is expected to be from the collection and processing of minerals, changes in demand for, and taxes and other tariffs and fees imposed upon, such minerals and derived mineral products (most notably, nickel, manganese, copper, and cobalt) could significantly affect our profitability. A prolonged or significant economic contraction in the U.S. or worldwide could put downward pressure on market prices of minerals. Protracted periods of low prices for minerals could significantly reduce revenues and the availability of required development funds in the future. This could cause substantial reductions to, or a suspension of, our exploration, collecting and production operations, and impair asset values.

Demand for our minerals may be impacted by changes in supply dynamics and sources, and changes in demand for downstream products, including batteries for EV and energy storage that consume high volumes of the metals we intend to produce, as well as demand for manganese alloys used in steel-making, the targeted market for most of our manganese production. Lack of growth or material increases in new sources of supply in this or in any other related markets may adversely affect the demand for our minerals and any related products, and if the market for these critical existing and emerging technologies does not grow as we expect, grows more slowly than we expect, or if the demand for our products in these markets decreases, then our business, prospects, financial condition and operating results could be harmed. Notably, our financial success in part will depend in part on the expansion of the global manganese market to consume the additional volume of manganese that we intend to produce.

In contrast, extended periods of high commodity prices may create economic dislocations that could be destabilizing to the supply and demand of minerals, and ultimately to the broader markets. Periods of high market prices for our minerals are generally beneficial to our financial performance. However, strong prices also create economic pressure to identify or create new sources of supply and alternate technologies requiring consumption of metals that ultimately could depress future long-term demand for nickel, cobalt, copper and related products, and at the same time may incentivize development of competing properties.

We may experience difficulty in creating market acceptance for a novel manganese product.

We will be producing a novel manganese silicate product which does not yet have recognition in the marketplace with customers. Metallurgical testwork, market studies by CRU International Limited, value-in-use studies by SINTEF and initial engagement with customers indicate that this manganese silicate product will be a premium product with high value in use as an input into silicomanganese alloy production that we believe will receive strong market acceptance. However, mineral processing industries may be slow to change feed stocks and suppliers, even in the face of potential advantages.

Additionally, manganese silicate is not a conventional mineral product and may require additional approvals for export and import from our processing facilities to our future customers.

Our ability to generate revenue will be diminished if we are unable to compete with substitutions for the minerals that we intend to process.

Technology changes rapidly in the industries and end markets that utilize our materials. If these industries shift to new technologies or products such as lithium iron phosphate (LFP) batteries that no longer require or use less of the metals that we intend to collect and process, or if suitable substitutes become available, it could result in a decline in demand for our metal products. If the demand for our metal products decreases, it will have a material adverse effect on our business and the results of our operations and financial condition.

III. Social License and Public Perceptions Risks.

Negative perceptions related to the offshore collection of polymetallic nodules could have a material adverse effect on our business.

There exist certain negative perceptions related to acquiring metals produced from deep-sea minerals. Under pressure from non-governmental organizations, some governments and companies in the EV supply chain have expressed reservations about using battery metals derived from deep-sea minerals (including polymetallic nodules), pending more research on the impacts of deep-sea mineral extraction operations on marine biodiversity and ecosystem function. If this position gains broad traction by governments and commercial customers alike in relation to battery metals sourced from polymetallic nodules, it could have a material impact on our business and operations.

Reduced growth in the adoption of electric vehicles by consumers may change our strategy and our business and operating results may be impacted.

Given that we have focused part of our operating plan on the sale of nodule-derived battery metals into the EV supply chain, our growth may be affected by the consumer adoption of EVs. The market for EV is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. While it has been projected that demand for EVs will surge over time, if the market for EVs does not develop as we expect, or develops more slowly than we expect, our business and operating results may be impacted, as we refocus on other industrial uses of the metals we plan to produce.

We, our partners and our shareholders may be adversely impacted by pressure and lobbying from non-governmental organizations.

Like other businesses that operate in the resources industry, our company, our partners, and our shareholders are subject to pressure and lobbying from non-governmental organizations, particularly with respect to impacts on the deep-sea environment. There is a risk that the demands and actions of such non-governmental organizations may cause significant disruption to our business, which could have a material adverse effect on our operations and financial condition. It is possible that direct action from non-governmental environmental groups could physically impact ongoing operation during exploration, project development and commercial operations.

IV. Offshore and Onshore Technology Risks and Operational Risks.

Offshore collection and onshore processing and refining operations pose inherent risks and costs that may negatively impact our business.

Offshore collection and onshore processing and refining operations involve many hazards and uncertainties, including, among others:

- technical and operational challenges in the offshore collection operations and scaling up of such operations;

- challenges in transferring nodules to transport vessels and delivering nodules to port;

- industrial accidents;

- unusual and unexpected maritime conditions;

- unexpected seafloor conditions;

- onshore metallurgical or other processing problems;

- unexpected environmental conditions, including contamination or leakage;

- periodic interruptions due to inclement or hazardous weather conditions or other acts of nature;

- fire;

- piracy and disruptive action by non-governmental actors opposed to deep-sea mineral extraction;

- organized labor disputes or work slowdowns;

- mechanical equipment failure and facility performance problems;

- the availability of financing, market demand, critical technology and equipment, and skilled labor; and

- the inability of suppliers to provide key process inputs like electricity, gas, coal and processing reagents on a timely basis at the prices that have been forecast.

These occurrences could result in damage to, or destruction of, production facilities, personal injury or death, environmental damage, delays in processing, increased production costs, asset write downs, monetary losses and legal liability, any of which could have an adverse effect on our results of operations and financial condition and adversely affect our projected development and production estimates. In addition, our operations could be interrupted by or negatively influenced by non-governmental actors which could negatively impact our or our subsidiaries' ability to operate in the CCZ and international markets, obtain capital, collect, transport, process or sell metals, or otherwise conduct business.

Our business is contingent on our ability to successfully identify, collect, ship and process polymetallic nodules, and in doing so, we will need to rely on certain existing and future strategic relationships, some of which we may be unable to maintain and/or develop.

In conducting our business, we will rely on continuing existing strategic relationships as well as new relationships in a variety of disciplines, including the offshore equipment and services industries, the onshore mineral processing industry, and others involved in the mineral exploration industry. We will also need to continue to develop new relationships with third-party contractors, as well as with certain regulatory and governmental departments.

For example, we have been working with Hatch, a global engineering, project management, and professional services firm, to develop onshore processing technology for the production of readily saleable copper and manganese products, as well as products such as high-grade nickel and cobalt sulfates for the electric vehicle battery markets. In connection therewith, Hatch has developed a near-zero solid waste flowsheet. We are also party to certain agreements with Allseas, pursuant to which, among other things, Allseas has agreed to design, engineer and construct an integrated offshore collection system to collect nodules from NORI Areas, and to assist with shipping efforts thereafter. Allseas is contractually required to develop a test system to demonstrate this capability, but it is not certain that Allseas will convert, or will be able to convert such system into a full-scale commercial operation or that we will reach contractual terms with Allseas for such commercial arrangements. If we are unable to enter into definitive agreements with Allseas for the use of its technology for the collection, transport and commercial production of polymetallic nodules, it will have a material adverse effect on our business.

There can be no assurance that we will be able to continue to maintain and develop our existing relationships, or that we will be able to form the new relationships that are required for our business to be successful. For example, our agreement with Maersk Supply Services A/S to provide marine cruises and management services expired in January 2022, following the completion of the NORI Area D baseline campaigns. The next phase of our offshore campaigns required a different set of capabilities, and we contracted with a new service provider to provide a survey vessel and specialized services required to support the implementation of the recently conducted collector test monitoring survey. There can be no assurances that we will be able to find additional partners with the correct capabilities to support our development efforts or whether we will be able to engage these partners on acceptable terms or at all.

Some of the offshore equipment that we will need to accomplish our objectives has not been manufactured and/or tested.

Our subsidiaries will need to rely on high-value equipment for the offshore collection and transport of materials. Notwithstanding the successful collector test completed in 2022, much of the commercial-scale equipment, particularly as it pertains to subsea engineering and recovery systems, has yet to have completion of engineering, and has not been constructed and fully tested, and may not be suitable or may prove unreliable, and may not be delivered to us on a timely basis, thereby delaying our contemplated timetable. Moreover, our future needs with respect to commercial-scale subsea engineering and recovery systems have yet to be fully determined, and as such, the capital costs, performance, reliability, and maintenance associated with the necessary equipment is currently unknown. There can be no guarantees that the necessary commercial-scale subsea engineering and recovery systems can be developed, or if developed, that such systems will be deployable in an economically viable manner. Any equipment downtime or delayed mobilization of equipment may impact operations. Additionally, as we launch exploration, collection, and development initiatives, our subsidiaries may need to compete for the availability of suitable vessels and equipment, even though we have a close commercial relationship with our partners, there is a risk that certain vessels and equipment will be under long-term charter and will thus not be available to them when needed, if at all.

Our business is substantially dependent on our strategic relationship with Allseas. If we and Allseas are unable to successfully maintain and expand this relationship, our business may be materially harmed.

We have partnered with Allseas, a leading global offshore contractor and significant shareholder in our company, to undertake the development of many of the offshore systems we expect to utilize in our potential commercialization efforts. We are also in discussions with Allseas to enter into binding agreements with them for the future development and operation of the Project Zero System and other services. Allseas also provides us with access to the Hidden Gem, the converted drillship expected to be converted into a production vessel by Allseas for our commercial use. In addition, Allseas has invested $5 million in our August 2022 private placement of common shares and recently entered into an unsecured credit facility with us under an affiliate of Allseas agreed to lend us up to $25 million through May 2024. We cannot provide any assurance with respect to the success of our continued relationship with Allseas, that we will be able to enter into additional binding agreements with Allseas on commercially reasonable terms, or at all, that Allseas will continue to devote its resources to its relationship with us or otherwise perform its obligations under its current and future arrangements with us as expected, the result of any of which would have a material adverse effect on our business, financial condition, liquidity, and results of operations. As a result, we may need to engage and depend on other third parties for the services and funding Allseas currently and is expected to provide us. If these new relationships are not a timely entered into or not entered into on commercially reasonable terms, or at all, of if any such relationship is not successful, this would likely have a material adverse effect on our business, financial condition, liquidity, and results of operations.

The polymetallic nodules that we may recover will require specialized onshore processing and refining, and there is no certainty that such processes will result in a recovery of metals that is consistent with our expectations, or that we will be able to develop or otherwise access processing plants that are suitable for our purposes.

The polymetallic nodules that our subsidiaries may collect, contain several base metals in varying concentrations, which will require processing and refining in metallurgical plants. To date, no nodules have been processed and refined into metal products commercially, and there is a risk that such processing and refining may not be economically viable and/or that the nodules will contain elements or compounds that would render them unsuitable for selected processing and refining flowsheet.

While Hatch, a global engineering, project management, and professional services firm, has helped us to develop a processing flowsheet with near-zero solid waste and is working with us on a pilot plant program, the actual percentage recovery of metals may vary significantly from that forecast, and we are in the process of conducting a pilot scale metallurgical test-work program to determine our ability to expand such program into a full operational system.

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Should our offshore nodule collection plans become successful, we intend to partner with existing onshore processing partners to produce and develop new build onshore processing plants as we scale up production. Our future needs with respect to such processing plants have yet to be fully determined, and as such, the capital costs, performance, reliability, and maintenance of such plants is currently uncertain.

We have identified potential tolling facilities to process nodules into two products, manganese silicate and copper-nickel-cobalt alloy, or matte and developed a marketing strategy to place the latter products into existing smelting and refining facilities. There is no guarantee that these facilities will be available at the required times or that we would be able to secure them at commercially attractive rates. Additionally, even if we are able to secure appropriate processing facilities (through tolling arrangements), there is no guarantee that we will be able to provide them with the required nodule feedstocks at the required times.

While we believe that we have identified specific sites for the potential construction of nodule processing plants (based on factors such as proximity to deep-water ports, cost access to renewable electric power and natural gas, and proximity to customers), there is a risk that we will be unable to secure one or more of these sites on suitable terms. For example, having faced significant issues in securing process engineering capacity in 2022, we moved away from collaborating with Epsilon Carbon for the development of a new Project Zero Plant in India and instead are now reviewing the feasibility of utilizing existing facilities as an alternative. In the event that we are unable to secure one or more of the sites we have identified, or if construction delays impact our ability to develop one or more of such sites, our ability to process polymetallic nodules would be detrimentally impacted. Additionally, there can be no guarantees that such plants can be developed, or if developed, that such plants will perform in an economically viable manner or provide the projected metal recovery rates at the estimated project capital and operating costs, which could impact projections for our future revenues, cash flows, royalties, and development and operating expenditures.

Accordingly, the timing in which we expand our operations may vary depending on geological, operational and financial developments, in addition to regulatory approvals from the ISA, among other factors, and these may impact our revenue and financial performance.

Our exploration and polymetallic nodule collecting activities may be affected by natural hazards, which could have a material adverse effect on our business.

Deep-sea mineral exploration and collection activities are inherently difficult and dangerous and may be delayed or suspended by severe weather events, sea conditions or other natural hazards, including volcanos, storms, hurricanes, tsunamis and unpredictable weather patterns. In addition, even though sea conditions in a particular location may be somewhat predictable, the possibility exists that unexpected conditions may occur that adversely affect our operations. Nodule collection activities may be subject to interruptions resulting from weather and related marine conditions that adversely affect our collection operations or the ports of delivery, and any such delays could have a material adverse effect on our business.

Fluctuations in transportation costs or disruptions in transportation services or damage or loss during transport could decrease our competitiveness or impair our ability to supply polymetallic nodules, processed minerals or products to our customers, which could adversely affect our results of operations.

Once our subsidiaries have been able to successfully collect the polymetallic nodules, they will be required to transport them to onshore facilities for processing. Furthermore, once they have reached a point of commercialization, we will need to transport our products to our future customers, wherever they may be located. Finding affordable and dependable transportation is important because it allows us to supply customers around the world. Labor disputes, embargos, sanctions, government restrictions, work stoppages, pandemics, derailments, damage or loss events, adverse weather conditions, vessel groundings inhibiting access to key navigation routes, other environmental events, changes to rail or ocean freight systems or other events and activities beyond our control could interrupt or limit available transport services, which could result in customer dissatisfaction and loss of sales potential and could materially adversely affect our results of operations.

Actual capital costs, financing strategies, operating costs, production and economic returns may differ significantly from those we have anticipated and there can be no assurance that any future development activities will result in profitable metal production operations.

The actual operating costs of our subsidiaries to collect polymetallic nodules, transport, process and refine such nodules commercially will depend upon changes in the availability of financing or partners who undertake capital developments in partnership with us, and prices of labor, equipment and infrastructure, shipping costs, variances in ore recovery from those currently assumed, operational risks, changes in governmental regulation, including taxation, environmental, permitting and other regulations and other factors, many of which are beyond our control. Due to any of these or other factors, our capital and operating costs may be significantly higher than those set forth in the NORI Initial Assessment and TOML Mineral Resource Statement prepared by AMC and filed as exhibits to this Annual Report on Form 10-K. As a result of higher capital and operating costs, our financing ability may be impacted, and this may be further affected by lower commodity prices in the international markets that could impact production or economic returns which may differ significantly from those set forth in the NORI Initial Assessment and TOML Mineral Resource Statement and there can be no assurance that any of our development activities will result in profitable operations.

We have a limited operating history, and there can be no assurance that we will be able to commercially develop our resource areas or achieve profitability in the future.

We have a limited operating history, and we expect that our losses will continue until we achieve profitable commercial production. NORI currently intends to explore and collect mineral resources in the NORI areas identified in the exploration contract executed by NORI with the ISA, and we hope to expand such operations if viable in certain other parts of the CCZ, including by TOML in the TOML areas identified in the exploration contract executed between TOML and the ISA and DGE in the Marawa areas identified in the exploration contract executed by Marawa with the ISA. Although NORI expects to achieve early-stage commercial production for the NORI Area D end of 2024 / start of 2025, there can be no assurance that it will be able to commercially develop these properties or that it will be able to generate profits in the future.

In addition, as part of DGE's Marawa Option Agreement and Services Agreement with Marawa with respect to the Marawa Contract Area, Marawa committed to spend Australian dollar ("AUD") $3 million and AUD $2 million in fiscal 2023 and 2024, respectively. Limited offshore marine resource definition activities in the Marawa Contract Area, however, have occurred to date and we expect to collaborate with Marawa to assess the viability of any potential project in the Marawa Contract Area, although the timing of such assessment is unclear. Marawa has also delayed certain of its efforts in the Marawa Contract Area while it determines how it will move forward with additional assessment work. There are no assurances that we will be able to come to an agreement with Marawa on the future development of the Marawa Contract Area or that we will be able to keep our rights in the Marawa Contract Area as a result of our efforts there, either of which could have a material and adverse effect on our future business prospects and financial condition.

Our operating expenses and capital expenditures will increase in the future as consultants and new employees are engaged, equipment associated with advancing exploration is leased or purchased, and properties are developed. There can be no assurance that we will generate any revenues or achieve profitability, or that the assumed levels of expense associated with our exploration, development, and commercialization processes will prove to be accurate.

Work stoppages or similar difficulties could significantly disrupt our operations, reduce our revenues and materially adversely affect our results of operations.

A work stoppage by any of the third parties providing services in connection with our operations or those of our strategic partners (such as for onshore or offshore operations) could significantly disrupt our activities, reduce our future revenues and materially adversely affect our results of operations.

A shortage of skilled technicians and engineers may further increase operating costs, which could materially adversely affect our results of operations.

Efficient collection, transport and processing using modern techniques and equipment requires skilled technicians and engineers. In addition, our optimization and eventual downstream efforts will significantly increase the number of skilled operators, maintenance technicians, engineers and other personnel required to successfully operate our business. If we are unable to hire, train and retain the necessary number of skilled technicians, engineers and other personnel there could be an adverse impact on our labor costs and our ability to reach anticipated production levels in a timely manner, which could have a material adverse effect on our results of operations.

We depend on key personnel for the success of our business. The loss of key personnel or the hiring of ineffective personnel could negatively impact our operations and profitability.

We depend on the services of our senior management team, our board of directors, our strategic partners and other key personnel. The loss of the services of any member of senior management, our board of directors or a key employee, or similar personnel within our strategic partners could have an adverse effect on our business. We and our partners may not be able to locate, attract or employ on acceptable terms qualified replacements for senior management, board of directors or other key employees if their services are no longer available.

Our growth will depend on our ability to execute on our plans and expand our operations and controls while maintaining effective cost controls.

Deep-sea exploration, nodule collection, and processing is an emerging industry, and our ability to implement our strategy requires effective planning and management control systems. Our plans may place a significant strain on our management and on our operational, financial and personnel resources. As such, our future growth and prospects will depend on our ability to manage this growth and to continue to expand and improve operational, financial and management information and quality control systems on a timely basis, while at the same time maintaining effective cost controls. Any failure to expand and improve operational, financial and management information and quality control systems in line with our growth could have a material adverse effect on our business, financial condition and results of operations. There are also risks associated with establishing and maintaining systems of internal controls.

We are dependent upon information technology systems, which are subject to cyber threats, disruption, damage and failure.

We depend upon information technology systems in the conduct of operations. Such information technology systems are subject to disruption, damage or failure from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, natural disasters and defects in design. Cybersecurity incidents, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information or the corruption of data. Various measures have been implemented to manage our risks related to information technology systems and network disruptions. However, given the unpredictability of the timing, nature and scope of information technology disruptions, we could potentially be subject to downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our business, operating results and financial condition.

Our business is subject to a variety of risks, some of which may not be covered by our future or existing insurance policies.

In the course of the exploration, development, and production of our mineral resource properties, we may be subject to a variety of risks that could result in: (i) damage to, or destruction of, transportation vessels and processing facilities, (ii) personal injury or death, (iii) environmental damage, (iv) delays in collecting, transporting or processing, (v) monetary losses, (vi) natural disasters, (vii) environmental matters, and (viii) legal liability, among others. It is not always possible to fully insure against such risks, and we may determine not to insure against all such risks as a result of high premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in an increase in cost and a decline in the value of our securities. We cannot be certain that insurance for some or all of these risks will be available on acceptable terms or conditions, if at all, and in some cases, coverage may not be acceptable or may be considered too expensive relative to the perceived risk.

We may not be able to adequately protect our intellectual property rights. If we fail to adequately enforce or defend our intellectual property rights, our business may be harmed.

Much of the technology used in the markets in which we compete is or may become protected by patents and trade secrets, and our commercial success will depend in significant part on our ability to access, obtain and maintain patent and trade secret protection for future products and methods or those of any of our strategic partners such as Allseas or onshore processing partners. To compete in these markets, we rely or may need to rely on a combination of trade secret protection, nondisclosure and licensing agreements, patents and trademarks to establish and protect our proprietary intellectual property rights. Our intellectual property rights (or those of our partners) may be challenged or infringed upon by third parties, or we may be unable to maintain, renew or enter into new license agreements with third-party owners of intellectual property on reasonable terms. In addition, our intellectual property may be subject to infringement or other unauthorized use outside of the U.S. In such case, our ability to protect our intellectual property rights by legal recourse or otherwise may be limited, particularly in countries where laws or enforcement practices are undeveloped or do not recognize or protect intellectual property rights to the same extent as the U.S. Unauthorized use of our intellectual property rights (or those of our partners) or our inability (or the inability of our partners) to preserve our existing intellectual property rights (or those of our partners) could adversely impact our competitive position and results of operations. The loss of our patents could reduce the value of the related products. In addition, the cost to litigate infringements of our patents, or the cost to defend ourselves against patent infringement actions by others, could be substantial and, if incurred, could materially affect our business and financial condition.

Proprietary trade secrets and unpatented know-how may become important to our business. We will likely rely on trade secrets to protect certain aspects of our business systems and designs, especially where we do not believe that patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential or proprietary information. Enforcing a claim that a third-party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We or our partners may not be able to obtain necessary patents and the legal protection afforded by any patents may not adequately protect our or our partners' rights or permit us to gain or keep any competitive advantage.

Our ability (or that of our partners) to obtain necessary patents is uncertain, and the legal protection to be afforded by any patents we (or they) may be issued in the future may not adequately protect our (or their) rights or permit us (or them) to gain or keep any competitive advantage necessary for our operations or our partnerships. In addition, the specific content required of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or interpretations of patent laws in the U.S. or elsewhere may diminish the value of our intellectual property or narrow the scope of our patent protection. Even if patents are issued regarding our products and processes, our competitors may challenge the validity of those patents. Patents also will not protect our products and processes if competitors devise ways of making products without infringing our patents.

If we infringe, or are accused of infringing, on the intellectual property rights of third parties, it may increase our costs or prevent us from being able to commercialize new products.

There is a risk that we (or our partners) may infringe, or may be accused of infringing, the proprietary rights of third parties under patents and pending patent applications belonging to third parties that may exist in the U.S. and elsewhere in the world that relate to our products and processes (or those of our strategic partners). Because the patent application process can take several years to complete, there may be currently pending applications that may later result in issued patents that cover our products and processes. In addition, our products and processes may infringe existing patents.

Defending ourselves against third-party claims, including litigation in particular, would be costly and time consuming and would divert management's attention from our business, which could lead to delays in our exploration, collecting, processing, and commercialization efforts. If third parties are successful in their claims, we might have to pay substantial damages or take other actions that are adverse to our business. As a result of intellectual property infringement claims, or to avoid potential claims, we might:

- be prohibited from, or delayed in, selling or licensing some of our products or using some of our processes unless the patent holder licenses the patent to us, which it is not required to do;

- be required to pay substantial royalties or grant a cross license to our patents to another patent holder; or

- be required to redesign a product or process so it does not infringe a third-party's patent, which may not be possible or could require substantial funds and time.

In addition, we could be subject to claims that our employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of third parties.

If we are unable to resolve claims that may be brought against us by third parties related to their intellectual property rights on terms acceptable to us, we may be precluded from offering some of our products or using some of our processes.

In addition, we have not obtained definitive global trademark protection for the name "The Metals Company" and we may not be able to secure such protection over time. If we are unable to secure such protection, we may need to rebrand or otherwise modify our name, which could result in costs, delays and loss of market recognition.

Pandemics, including COVID-19, could have an adverse effect on our business.

Any outbreak of contagious diseases, such as COVID-19, or other adverse public health developments, could have a material and adverse effect on our business operations. The continued evolution of COVID-19 and its variants, as well as periodic spikes in infection rates and local outbreaks, in spite of safety measures or vaccinations, could cause disruptions to our operations or those of third parties with whom we engage. The COVID-19 pandemic has led to global supply chain challenges, which could adversely impact our ability to conduct business in the manner and timelines presently planned. As new variants of the virus appear, especially variants that are more easily spread, cause more serious outcomes, or are resistant to existing vaccines, new health orders and safety protocols could further impact our operations. We will continue to monitor developments of the pandemic and continuously assess its potential further impact on our operations to prevent any disruptions to the conduct of our business. In the event of a prolonged continuation of the pandemic, it is not clear what the potential impact may be on our business, financial position and financial performance.

V. Public Company Risks and Risks Related to our Securities

Our business is capital intensive, and we will be required to raise additional funds in the future to accomplish our objectives. This additional financing may not be available on acceptable terms or at all. Failure to obtain this necessary capital when needed may force us to reduce or terminate our operations.

In light of the significant deficit in expected funding following the closing of the Business Combination in September 2021, we adopted what we call a "capital-light" strategy whereby we removed any allocation of funds to capital expenditures that were not deemed necessary to support the submission of an application for an exploitation contract for the NORI Area D, and by negotiating the settlement of program expenditures with our equity whenever possible in order to preserve our cash. The continuing exploration and development of the NORI, TOML and Marawa contract areas, however, will depend upon our ability to obtain dilutive and/or non-dilutive financing through stake sales in our assets, offtakes with prepayments, debt financing, equity financing, joint ventures, or other means. Additionally, the actual amount of capital raised for our projects may vary materially from our current estimates. We currently expect that we will raise additional funds to finance our operations. There is no assurance that we will be successful in obtaining the required financing for these or other purposes, including for general working capital, or that any funds raised will be sufficient for the purposes contemplated. We will not initially have any producing properties and will have no source of significant operating cash flow until 2024 at the earliest. There is no precedent for projects like ours, and therefore, financing may not be available on acceptable terms or at all. Failure to obtain additional financing on a timely basis could cause us to reduce or terminate our operations. Organizations such as the United Nations Environment Programme Finance Initiative, warn against investing in activities focused on exploitation of deep-sea nodules as a result of the potential environmental impact of the activities. The influence of these groups could negatively impact our operations and ability to raise capital on acceptable terms or at all.

If additional funds are raised through further issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those they possess prior to such issuances. Additionally, United States and global economic uncertainty, higher interest rates and diminished credit availability may limit our ability to incur indebtedness on favorable terms. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Furthermore, the impact of geopolitical tension, such as a deterioration in the bilateral relationship between the United States and China or an escalation in conflict between Russia and Ukraine, including any resulting sanctions, export controls or other restrictive actions, could also lead to disruption, instability and volatility in the global markets, which may have an impact on our ability to obtain additional funding.

We may issue additional common shares or other equity securities without shareholder approval, which would dilute your ownership interests and may depress the market price of our common shares and sales of a substantial amount of our common shares may cause the price of our common shares to fall.

As at December 31, 2022, we had 266,812,131 common shares and 24,500,000 warrants to acquire common shares issued and outstanding, which does not include the 37,978,680 common shares issuable in the private placement financing we announced in August 2022. In addition, the Allseas Warrant is exercisable for up to 11,600,000 common shares subject to the terms and conditions thereof. Subject to the requirements of the Business Corporations Act (British Columbia) ("BCBCA"), our Articles authorize us to issue common shares and rights relating to our common shares for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. In addition, 44,372,170 common shares are reserved for issuance under the TMC Incentive Equity Plan, including 10,672,485 shares added to the plan in January 2023 pursuant to the plan's evergreen provision, and 7,922,445 common shares are reserved for issuance under our 2021 Employee Stock Purchase Plan, in each case (the "ESPP"), including 2,668,121 shares added to the plan in January 2023, pursuant to the plan's evergreen provision, in each case, subject to adjustment in certain events. In addition, up to 136,239,964 common shares, subject to adjustment in certain events, may be issued to the holders of special shares and holders of options underlying special shares upon conversion of special shares if certain common share price thresholds are met ("Special Shares"). Any common shares issued, including in connection with the private placement financing, upon exercise of warrants, upon conversion of the Special Shares or under the TMC Incentive Equity Plan, the ESPP or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by you.

Our issuance of additional common shares or other equity securities of equal or senior rank would have the following effects:

- our existing shareholders' proportionate ownership interest in the Company will decrease;

- the amount of cash available per share, including for payment of dividends in the future, may decrease;

- the relative voting strength of each previously outstanding common share may be diminished; and

- the market price of our common shares may decline.

In addition, the contractual lock-up agreements on certain of our securities entered into in connection with the Business Combination have all expired. As a result, all of our public shares are freely transferable. Sales of substantial amounts of our common shares in the public market, or the perception that such sales will occur, could adversely affect the market price of our common shares.

If our outstanding warrants are exercised, the number of shares eligible for future resale in the public market will increase and result in dilution to our shareholders. You will likely experience further dilution if we issue common shares in future financing transactions.

We have 15,000,000 outstanding Public Warrants to purchase 15,000,000 common shares at an exercise price of $11.50 per share, which warrants became exercisable beginning on October 9, 2021. In addition, there are 9,500,000 Private Warrants outstanding exercisable for 9,500,000 shares of our common shares at an exercise price of $11.50 per share. In certain circumstances, the Public Warrants and Private Warrants may be exercised on a cashless basis and the proceeds from the exercise of such warrants will decrease. The Allseas Warrant is also exercisable for up to 11,600,000 common shares subject to the terms and conditions thereof. To the extent such warrants are exercised, additional shares of our common shares will be issued, which will result in dilution to the holders of our common shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our common shares, the impact of which is increased as the value of our stock price increases. Furthermore, if we raise additional funds by issuing additional common shares, or securities convertible into or exchangeable or exercisable for common stock, our shareholders will experience additional dilution, and new investors could have rights superior to existing stockholders.

There can be no assurance that the Public Warrants and Private Warrants will be in the money at the time they become exercisable, and they may expire worthless.

The exercise price for the outstanding Public Warrants and Private Warrants is $11.50 per common share. There can be no assurance that such warrants will be in the money prior to their expiration, and as such, such warrants may expire worthless. Since the closing of the Business Combination through March 24, 2023, the price of our common shares has ranged from a high of $10.38 to a low of $0.55 and as of March 24, 2023, the closing price of our common shares was $0.8063. Based on the current trading price of our common shares we do not expect to receive any proceeds from exercise of the Public Warrants and Private Warrants unless there is a significant increase in the price of our common shares.

There are currently outstanding an aggregate of 24,500,000 warrants to acquire our common shares (not including the Allseas Warrant), which comprise 9,500,000 Private Warrants initially issued in connection with SOAC's initial public offering, which were transferred to permitted transferees of the initial holders thereof, and 15,000,000 Public Warrants. Each of our outstanding whole warrants is exercisable commencing on October 9, 2021, for one common share in accordance with its terms. Therefore, as of December 31, 2022, if we assume that each outstanding whole warrant is exercised and one common share is issued as a result of such exercise, with payment of the exercise price of $11.50 per share, our fully-diluted share capital would increase by a total of 24,500,000 shares, with approximately $281.8 million paid to us to exercise the warrants. Furthermore, even if the warrants are in the money following the time they become exercisable, the holders of the warrants are not obligated to exercise their warrants, and we cannot predict whether holders of the warrants will choose to exercise all or any of their warrants.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results and the value of our common shares.

In the process of preparing the Company's third quarter 2021 financial statements, management discovered misstatements related to the understatement of exploration expense and overstatement of stock option expenses related to the three-month period ended March 31, 2021 and six-month period ended June 30, 2021. For further detail regarding the restatement, see Part II, Item 2 "Management's Discussion and Analysis of Financial Condition and Results of Operations - Restatement of Previously Issued Quarterly Financial Statements" and Part II, Item 4 "Controls and Procedures" included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 15, 2021. These misstatements resulted in the Company having to restate its unaudited condensed consolidated financial statements for the three months ended March 31, 2021 and six months ended June 30, 2021. Our management has concluded that this material weakness was due to the fact that, prior to the Business Combination, we were a private company with limited resources.

The Company presented its plan for remediation of the material weaknesses in internal control over financial reporting that existed as of the end of 2021 in its Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 25, 2022 and has updated its progress in implementing such plan in its subsequent Quarterly Reports on Form 10-Q for the first three quarters of 2022. Management has implemented the identified remediation steps over the course of 2022. More specifically, the following action items were implemented by the end of 2022:

- appointed a Chief Financial Officer to oversee the finance and accounting function;

- hired individuals for the core accounting function with the requisite education, designation, and technical accounting and public company experience;

- completed the transition from our outsourced accounting service provider to our in-house finance and accounting function;

- hired external experts to work with our internal team to assist with the design and implementation of robust controls over all our key processes and address all key company risks: the external experts completed their evaluation of our key controls as of end of 2022 and provided their report to management with recommendations for improvements to non-key controls; and

- added formality and rigor to our financial reporting process by continuously developing structured roles, policies, processes, procedures and controls.

As of December 31, 2022, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2022, our internal controls over financial reporting, including changes thereto as a result of the material weaknesses discussed above, newly implemented policies and procedures over key functional areas had not been in operation long enough over the 2022 year to be deemed effective. The material weaknesses will not be considered fully remediated until sufficient time has elapsed to provide sufficient sample evidence that the newly designed and implemented controls are operating effectively. We will continue to review the effectiveness of our newly implemented controls and make improvements as warranted. There are no assurances that these control modifications will ultimately have the intended effects.

If the material weaknesses are not remediated in a timely manner, this could result in material misstatements to our annual or interim financial statements that would not be prevented or detected on a timely basis, or in the delayed filing of required periodic reports. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of the internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our securities could be adversely affected and we could become subject to litigation or investigations by Nasdaq, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We may face litigation and other risks as a result of the material weaknesses in our internal control over financial reporting.

We have restated our financial statements as of and for the three-month period ended March 31, 2021, and as of and for the six-month period ended June 30, 2021 in the unaudited condensed financial statements included in our Quarterly Report on Form 10-Q filed on November 15, 2021 as a result of deficiencies in the design and operation of the financial statement close and reporting controls, including maintaining sufficient written policies and procedures and the need to use appropriate technical expertise when accounting for complex or non-routine transactions.

As a result of the material weaknesses, the restatements, the adjustments relating to the accrual of exploration expenses and stock option accounting, and other matters raised or that may in the future be raised by the SEC, we may be subject to potential litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the Restatement and material weaknesses in our internal control over financial reporting and the preparation of our financial statements. We can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition.

We are involved in litigation that may adversely affect us, and may not be successful in our litigation related to non-performing Private Investment in Public Equity ("PIPE") investors.

Due to the nature of our business, we may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. We can provide no assurances that these matters will not have a material adverse effect on our business. Following periods of volatility in the market, securities class-action litigation has often been instituted against companies. On October 28, 2021, a shareholder filed a putative class action against us and certain executives in federal district court for the Eastern District of New York, captioned Caper v. TMC The Metals Company Inc. F/K/A Sustainable Opportunities Acquisition Corp., Gerard Barron and Scott Leonard. The complaint alleges that all defendants violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder, and Messrs. Barron and Leonard violated Section 20(a) of the Exchange Act, by making false and/or misleading statements and/or failing to disclose information about our operations and prospects during the period from March 4, 2021 to October 5, 2021. On November 15, 2021, a second complaint containing substantially the same allegations was filed, captioned Tran v. TMC the Metals Company, Inc. These cases have been consolidated. On March 6, 2022, a lead plaintiff was selected. An amended complaint was filed on May 12, 2022, reflecting substantially similar allegations. We deny any allegations of wrongdoing and we filed a motion to dismiss on July 12, 2022 and intend to defend against this lawsuit. On September 26, 2022, the motion to dismiss was fully briefed and the parties are awaiting a ruling. In addition, on January 23, 2023, an investor in the 2021 PIPE from the Business Combination filed a lawsuit against us in New York Supreme Court, New York County, captioned *Atalaya Special Purpose Investment Fund II LP et al. v. Sustainable Opportunities Acquisition Corp. n/k/a TMC The Metals Company Inc*., Index No. 650449/2023 (N.Y. Sup. Ct.). The complaint alleges that we breached the representations and warranties in the plaintiff's PIPE Subscription Agreement and breached the covenant of good faith and fair dealing. The Plaintiffs are seeking to recover compensable damages caused by the alleged wrongdoings. There have been no substantive developments in this case. We deny any allegations of wrongdoing and are preparing to file a motion to dismiss. There is no assurance, however, that we or the other defendants will be successful in defense of these lawsuits or that insurance will be available or adequate to fund any settlement or judgment or the litigation costs of these actions. If either of the motions to dismiss is unsuccessful, there is a possibility that we may incur a loss in one of these matters. Such losses or range of possible losses either cannot be reliably estimated. A resolution of either of these lawsuits adverse to us or the other defendants, however, could have a material effect on our financial position and results of operations in the period in which the lawsuit is resolved. Additionally, this and other litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects.

We expected to receive approximately $330 million of proceeds in the private placement that closed on September 9, 2021 in connection with the Closing but only received $110.3 million (net of transactions costs). On September 20, 2021, we commenced litigation in the New York Superior Court, New York County against two investors who failed to fund their commitments pursuant to subscription agreements entered into in connection with the expected financing. These actions are captioned Sustainable Opportunities Acquisition Corp. n/k/a TMC the metals company Inc. v. Ethos Fund I, LP, Ethos GP, LLC, Ethos DeepGreen PIPE, LLC, and Ethos Manager, LLC, Index No. 655527/2021 (N.Y. Sup. Ct.) and Sustainable Opportunities Acquisition Corp. n/k/a TMC the metals company Inc. v. Ramas Capital Management, LLC, Ramas Energy Opportunities I, LP, Ramas Energy Opportunities I GP, LLC, and Ganesh Betanabhatla, Index No. 655528/2021 (N.Y. Sup. Ct.). The operative complaints allege that the investors breached the relevant subscription agreement and that the investors' affiliates tortiously interfered with the subscription agreements by causing the investor not to fund its contractual obligations. We are seeking compensatory damages (plus interest), expenses, costs, and attorneys' fees. There can be no assurances, however, that we will be successful in our efforts against these investors.

We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to "emerging growth companies" or "smaller reporting companies," this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an "emerging growth company" within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common shares held by non-affiliates exceeds $700 million as of the end of any second quarter of a fiscal year, in which case we would no longer be an emerging growth company as of the last day of such fiscal year. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company that is not an emerging growth company or is an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, we are a "smaller reporting company" as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our common shares held by non-affiliates is greater than or equal to $250 million as of the end of that fiscal year's second fiscal quarter, and (ii) our annual revenues are greater than or equal to $100 million during the last completed fiscal year and the market value of our common shares held by non-affiliates exceeds $700 million as of the end of that fiscal year's second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

We may incur debt in the future, and our ability to satisfy our obligations thereunder remains subject to a variety of factors, many of which are not within our control.

We may seek to incur debt in the future to fund our exploration and operational programs, which would reduce our financial flexibility and could have a material adverse effect on our business, financial condition or results of operation.

Should we incur debt, our ability to satisfy any resulting debt obligations and to reduce our level of indebtedness will depend on future performance. General economic conditions, mineral prices, and financial, business and other factors will have an impact on our operations and future performance, and many of these factors are beyond our control. As such, we cannot assure investors that we will be able to generate sufficient cash flow to pay the interest on any debt, or that future working capital, borrowings, or equity financing will be available to pay or refinance such debt or meet future debt covenants. Factors that will affect our ability to raise cash through an offering of securities or a refinancing of any debt include financial market conditions, the value of our assets, and our performance at the time we are seeking to raise capital. We cannot assure investors that we will have sufficient funds to make such payments. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our current borrowings or to arrange for new financing, we might be required to take measures to generate liquidity, such as selling some or all of our assets. Any such sales could have a material adverse effect on our business, operations and financial results. Moreover, failure to obtain additional financing, if required, on a timely basis, could cause us to reduce or delay our proposed operations.

We may need to raise additional capital in order to complete our programs and commence commercial operations and there is no assurance that we will be able to obtain adequate financing in the future or that such financing will be available to us on advantageous terms.

An active trading market for our common shares and warrants may not be sustained, which would adversely affect the liquidity and price of our securities.

An active trading market for our securities may not be sustained. In addition, the price of our securities could fluctuate significantly for various reasons, many of which are outside our control, such as our stock performance, large purchases or sales of our common shares, legislative changes and general economic, political or regulatory conditions. The release of our financial results may also cause our share price to vary. The continued existence of an active trading market for our securities will depend to a significant extent on our ability to continue to meet Nasdaq's listing requirements, which we may be unable to accomplish.

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

On September 10, 2021, our common shares and Public Warrants began trading on Nasdaq under the symbols "TMC" and "TMCWW," respectively. If in the future Nasdaq delists our common shares from trading on its exchange for failure to meet the listing standards, we and our securityholders could face significant material adverse consequences including:

- a limited availability of market quotations for our securities;

- reduced liquidity for our securities;

- a determination that our common shares are "penny stock" which will require brokers trading in our common shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

- a limited amount of news and analyst coverage; and

- a decreased ability to issue additional securities or obtain additional financing in the future.

The closing bid price of our common shares has been below the Nasdaq's minimum $1.00 per share for extended periods of time in 2022 and into 2023. As a result, on December 5, 2022, we received a written notice from the Nasdaq notifying us that the closing bid price of the common shares over the 30 consecutive trading days from October 21, 2022 through December 2, 2022 had fallen below the minimum $1.00 per share. Although we have since regained compliance with the Nasdaq's minimum closing bid price, we may not be able to continue to meet this Nasdaq listing requirement. If the closing bid price of our common shares falls below $1.00 per share for another consecutive 30 trading days, we expect to receive another notification from the Nasdaq to that effect. If this were to happen, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), we expect to have 180 calendar days from the notice date to regain compliance. To regain compliance, the closing bid price of our common shares must be at least $1.00 per share for a minimum of 10 consecutive trading days. If we do not regain compliance in this 180-day period and we are not otherwise able to transfer our listing to another Nasdaq market and regain compliance with the $1.00 minimum closing bid price, the Nasdaq could delist our common shares and Public Warrants.

In the event that our common shares and Public Warrants are delisted from Nasdaq and are not eligible for quotation or listing on another market or exchange, trading of our common shares and warrants could be conducted only in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our common shares and Public Warrants, and there would likely also be a reduction in our coverage by securities analysts and the news media, which could cause the price of our common shares and Public Warrants to decline further.

The market price of our securities may be volatile, which could cause the value of your investment to decline.

The market price of our securities may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common shares and Public Warrants may fluctuate and cause significant price variations to occur. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market and political conditions (including as a result of the COVID-19 pandemic and the conflict between Russia and Ukraine), could reduce the market price of our securities in spite of our operating performance. If we are unable to operate as profitably as investors expect, the market price of our common shares will likely decline when it becomes apparent that the market expectations may not be realized. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly or annual results of operations, operating results of other companies in the same industry, additions or departures of key management personnel, changes in our earnings estimates (if provided) or failure to meet analysts' earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities it may issue in the future, changes in market valuations of similar companies or speculation in the press or the investment community with respect to us or our industry, negative media coverage, adverse announcements by us or others and developments affecting us, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, actions by institutional shareholders, the possible effects of war, terrorism and other hostilities, adverse weather conditions, changes in general conditions in the economy or the financial markets or other developments affecting the industry in which we operate, and increases in market interest rates that may lead investors in our common shares to demand a higher yield, and in response the market price of our common shares could decrease significantly.

These broad market and industry factors may decrease the market price of our common shares, regardless of our actual operating performance. The stock market in general has, from time to time, experienced extreme price and volume fluctuations. In addition, in the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs, a material negative impact on our liquidity and a diversion of our management's attention and resources.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of our common shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the private placement warrants will be redeemable by us on such terms so long as they are held by permitted transferees.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our common shares.

Securities research analysts may establish and publish their own periodic projections for us. These projections may vary widely and may not accurately predict the results we actually achieve. Our common share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our shares or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. While we expect research analyst coverage, if no analysts commence coverage of us, the market price and volume for our common shares could be adversely affected.

As we are not a reporting issuer in Canada, our common shares and Special Shares may be subject to restrictions on resale in Canada.

Our common shares and Special Shares were distributed pursuant to an exemption from the prospectus requirements in Canada. As we are not a reporting issuer in Canada and we do not intend to become a reporting issuer in Canada in the future, any distributions or trades of our securities will be a distribution that is subject to the prospectus requirements in Canada unless an exemption therefrom is available. An exemption from the prospectus requirements would be available to holders of shares of a class (and any underlying shares of such class) in respect of a trade if residents of Canada (the "Canadian Owners") own, directly or indirectly, not more than 10% of the outstanding shares of such class or any underlying shares of such class, and represent in number not more than 10% of the total number of owners, directly or indirectly, of shares of the applicable class or underlying shares, on any distribution date (collectively, the "Ownership Cap") and the trade is made through an exchange or market outside of Canada or to a person or company outside of Canada. On September 7, 2021, we received exemptive relief from the prospectus requirements in Canada such that the common shares and Special Shares issued to Canadian Owners in connection with the Business Combination are not subject to resale restrictions in Canada, subject to the terms and conditions set forth in the exemptive relief order. There can be no assurance that any future securities offered to Canadian Owners will be freely transferable by the Canadian Owners.

We are exposed to risks in our international operations, which could adversely affect our business.

We are exposed to foreign currency risk in connection with the business we conduct in foreign currencies to the extent that the exchange rates of the foreign currencies are subject to adverse change over time. It has not been our practice to enter into foreign exchange contracts to protect against adverse foreign currency fluctuations, and we cannot predict whether exchange rate fluctuations will significantly harm our operations or financial results in the future. In addition to adverse fluctuations in foreign currency exchange rates, we are exposed to further risks inherent in doing business abroad, including limitations on asset transfers, changes in foreign regulations and political turmoil, all of which could adversely affect us.

We may be classified as a PFIC in any taxable year which could result in adverse U.S. federal income tax consequences to U.S. holders.

If we are classified as a PFIC, such status may have adverse U.S. federal income tax consequences to U.S. Holders (as defined in the section titled "Material U.S. Federal Income Tax Considerations"). The rules governing PFICs can have adverse effects for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Based on our initial assessment, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2022. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, where we are classified as a PFIC this is a factual determination that must be made annually after the close of each taxable year. Accordingly, there can be no assurance with respect to our PFIC status for the current year or any future taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our common shares or Public Warrants, certain adverse U.S. federal income tax consequences could apply to such U.S. holder and such holders may be subject to additional reporting requirements. See "*U.S. Federal Income Tax Considerations — Tax Consequences of Ownership and Disposition of Public Shares and Public Warrants — Passive Foreign Investment Company Rules*" included in our registration statement on Form S-1 filed with the SEC on October 7, 2021 for a more detailed discussion with respect to our PFIC status and the application of the PFIC rules. U.S. Holders of our common shares and Public Warrants are urged to consult their tax advisors regarding the application of the PFIC rules to them.

Canadian law and our Notice and Articles contain certain provisions, including anti-takeover provisions that limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.

Provisions in our Notice of Articles and Articles, as well as certain provisions under the BCBCA and applicable Canadian laws, may discourage, delay or prevent a merger, acquisition or other change in control of TMC that shareholders may consider favorable, including transactions in which they might otherwise receive a premium for their common shares.

For instance, our Notice of Articles and Articles contain provisions that establish certain advance notice procedures for nomination of candidates for election as directors at shareholders' meetings.

Limitations on the ability to acquire and hold common shares may also be imposed by the *Competition Act* (Canada). This legislation permits the Commissioner of Competition, or Commissioner, to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in TMC. Moreover, a non-Canadian must file an application for review with the Minister responsible for the *Investment Canada Act* and obtain approval of the Minister prior to acquiring control of a "Canadian business" within the meaning of the *Investment Canada Act*, where prescribed financial thresholds are exceeded.

Further, changes to critical minerals policies and regulations in Canada and the U.S. and elsewhere may impact our ability to conduct our businesses internationally, including processing and sales of minerals and metals, and the ability to negotiate or agree any merger, acquisition or change of control.

Our Notice of Articles and Articles provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in the Province of British Columbia, Canada, and will contain an exclusive federal forum provision for certain claims under the Securities Act, which could limit your ability to obtain a favorable judicial forum for disputes with us.

Our Notice of Articles and Articles include a forum selection provision that provides that, unless we consent in writing to the selection of an alternative forum, the Supreme Court of British Columbia, Canada and the appellate courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the BCBCA or TMC Notice of Articles and Articles (as either may be amended from time to time); or (iv) any action or proceeding asserting a claim otherwise related to the relationships among us, our affiliates and their respective shareholders, directors and/or officers, but excluding claims related to our business or of such affiliates. The forum selection provision also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of British Columbia and to service of process on their counsel in any foreign action initiated in violation of the foregoing provisions. The forum selection provision may impose additional litigation costs on securityholders in pursuing any such claims. This provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or the Exchange Act, or the rules and regulations thereunder.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claim brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our Notice and Articles will provide that the federal district courts of the U.S. will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the "Federal Forum Provision"). Application of the Federal Forum Provision means that suits brought by our securityholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in any state court.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our shareholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our shareholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to the aforementioned forum selection provisions, including the Federal Forum Provision. Additionally, our securityholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. These provisions may limit our securityholders' ability to bring a claim in a judicial forum they find favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our Notice and Articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Our Notice and Articles permit us to issue an unlimited number of common shares and preferred shares without seeking approval of the holders of our common shares.

Our Notice of Articles and Articles permit us to issue an unlimited number of common shares. Subject to the requirements of the BCBCA and applicable securities exchange, we will not be required to obtain the approval of shareholders for the issuance of additional common shares. Any further issuances of common shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings.

The TMC Notice of Articles and Articles also permit us to issue an unlimited number of preferred shares, issuable in series and, subject to the requirements of the BCBCA, having such designations, rights, privileges, restrictions and conditions, including dividend and voting rights, as our board of directors may determine, and which may be superior to those of the common shares. The issuance of preferred shares could, among other things, have the effect of delaying, deferring or preventing a change in control and might adversely affect the market price of the common shares. Subject to the provisions of the BCBCA and the Nasdaq, we will not be required to obtain the approval of the holders of common shares for the issuance of preferred shares or to determine the maximum number of shares of each series of preferred shares, create an identifying name for each series and attach such special rights or restrictions as our board of directors may determine.

As a company incorporated in British Columbia with some of our directors and officers residing outside of the U.S., it may be difficult for investors in the U.S. to enforce civil liabilities against us based solely upon the federal securities laws of the U.S.

We are incorporated under the laws of British Columbia with our registered office located in British Columbia, Canada. Many of our directors and officers reside outside of the U.S. and all or a substantial portion of our assets and those of such persons are located outside the U.S. Consequently, it may be difficult for U.S. investors to effect service of process within the U.S. upon us or our directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of courts of the U.S. predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue-sky laws of any state within the U.S. or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue-sky laws.

Item 1B.   UNRESOLVED STAFF COMMENTS

None.

Item 2.   PROPERTIES

<u>**NORI Contract Area**</u>

The information that follows relating to the NORI Contract Area of the CCZ is derived, for the most part, from, and in some instances is an extract from, the NORI Technical Report Summary prepared in compliance with the SEC Mining Rules. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the NORI Technical Report Summary, which has been filed as Exhibit 96.1 to this Annual Report on Form 10-K. The NORI Technical Report Summary is incorporated herein by reference and made a part hereof. In the event that we determine that any modifying factors, estimates and other scientific and technical information in the report materially change, we may update or file a new technical report in the future. The NORI Contract Area is an exploration stage property.

Location of the NORI Area and access

The NORI Contract Area is located within the CCZ of the northeast Pacific Ocean. The CCZ is located in international waters between Hawaii and Mexico. The western-end of the CCZ is approximately 1,000 km south of the Hawaiian island group. From here, the CCZ extends almost 5,000 km east-northeast, in an approximately 600 km wide trend, with the eastern limits approximately 2,000 km west of southern Mexico. The region is well-located to ship nodules to the American continent or across the Pacific to Asian markets. The NORI Contract Area comprises four separate blocks (A, B, C and D) in the CCZ with a combined area of 74,830 km².



NORI Contract Area extents

Area	Minimum Latitude (DD)	Maximum Latitude (DD)	Minimum Longitude (DD)	Maximum Longitude (DD)	Minimum UTM X (m)	Maximum UTM X (m)	Minimum UTM Y (m)	Maximum UTM Y (m)	UTM Zone
A	11.5000	13.00000	(134.5830)	(133.8330)	545220.4	627276.0	1271339	1437255	8
B	13.5801	14.00000	(134.0000)	(133.2000)	607995.7	694759.8	1501590	1548425	8
C	12.0000	14.93500	(123.0000)	(120.5000)	500000.0	769458.3	1326941	1652649	10
D	**9.8950**	**11.08333**	**(117.8167)**	**(116.0667)**	**410465.2**	**602326.1**	**1093913**	**1225353**	**11**

DD — Decimal degrees, UTM — Universal Transverse Mercator map projection

As the CCZ deposit does not include any habitable land and is not near coastal waters, there is no requirement to negotiate access rights from landowners for seafloor collection operations. All personnel and material will be transported to the project area by ship.

See Section 3 of the NORI Technical Report Summary for further specific information of the location of the NORI Contract Area.

Tenements and permits

See Business-Government Regulations-The NORI Exploration Contract, Business-Government Regulations-The NORI Sponsorship Agreement and Business-Government Regulations- International Seabed Authority above for information related to tenements and permits in the NORI Contract Area.

NORI obligations and sponsorship

See Business-Government Regulations-The NORI Exploration Contract, Business-Government Regulations-The NORI Sponsorship Agreement above for information related to this agreement in the NORI Contract Area.

Royalties and taxes

See Business -Government Regulations-Royalties and taxes above for information with respect to our obligations for royalties and taxes in the NORI Contract Area.

History of previous exploration activities in the NORI Contract Area

Prior to the implementation of UNCLOS, many offshore exploration campaigns were completed by international organizations and consortia. A number of at-sea trial collection operations were successfully carried out in the CCZ in the 1970s to test potential collection concepts. These system tests evaluated the performance of self-propelled and several towed collection devices, along with submersible pumps and airlift technology for lifting the nodules from the deep ocean floor to the support vessel. Certain pioneer investors include those entities that carried out substantial exploration in the CCZ prior to the entry into force of UNCLOS, as well as those entities that inherited such exploration data.

NORI Area D was originally explored by Arbeitsgemeinschaft Meerestechnisch Rohstoffe ("AMR"). AMR subsequently joined Ocean Management Inc. ("OMI"). The OMI consortium comprised Inco Ltd (Canada), AMR (Federal Republic of Germany), SEDCO Inc. (US), and Deep Ocean Mining Co. Ltd (Japan). OMI completed a successful trial collection operation in 1978. Hydraulic pumps, an air lift system, and towed collectors were tested in approximately 4,500 m of water. Approximately 800 tonnes of nodules were recovered.

Kennecott consortium (now a division of Rio Tinto) first became seriously interested in seafloor polymetallic nodules in 1962 (Agarwal et al. 1979). In the 1970s, Kennecott developed and tested components and subsystems of a seafloor collection system, and also carried out significant polymetallic nodule metallurgical processing test work.

Using a different system to OMI, Ocean Mining Associates recovered approximately 500 tonnes of nodules during its trial collection in the 1970s.

Between 1969 and 1974, Deepsea Ventures Inc. carried out 16 survey cruises of three to four weeks' duration each, to define the extent of the polymetallic nodule deposit discovered by them in 1969 in the CCZ. As reported by Deepsea Ventures Inc.:

"These activities included the taking of some 294 discrete samples, including the bulk dredging of some 164 tons of manganese nodules from some 263 dredge stations, 28 core stations and three grab sample stations, cutting of some 28 cores, approximately 1000 lineal miles of survey of seafloor recorded by television and still photography, etc. As a result, the deposit of nodules identified with the discovery has been proved to extend generally throughout the entire area (American Society of International Law, 1975)."

Also active in the CCZ was the Ocean Minerals Company ("OMCO"), comprising Amoco Minerals Co. (United States), Lockheed Missiles and Space Company Inc. (United States), Billiton International Metals BV, and dredging company Bos Kalis Westminster (Netherlands). In a program lasting 16 years, OMCO collected thousands of free-fall grab and box core samples of nodules from its claim area and carried out trial collection operations. Lockheed's design efforts resulted in over 80 patents, a seafloor production system that consisted of a remote-controlled collector and crusher, a seafloor to surface slurry riser system, the first industrial-scale dynamic positioning system for a vessel, and a metallurgical processing plant.

Upon making an application, the pioneer investors were required to submit sufficient data and information to enable designation of a reserved area based on the estimated commercial value. These sample data provide the basis of a database held by the ISA and were used initially to define the areas of the NORI application.

See Section 5 of the NORI Technical Report Summary for further specific information of the history of previous exploration of the NORI Contract Area.

Geology and sampling

Seafloor polymetallic nodules occur in all oceans, but the CCZ hosts a relatively high abundance of high Ni and Cu grade nodules. The CCZ seafloor forms part of the Abyssal Plains, which are the largest physiographic province on Earth.

The average depth of the seafloor in the Project Area is 3,800 to 4,200 m. Overall, the seafloor slopes at approximately 0.57° (1 m per km) but the Abyssal Plains are traversed by ridges, with amplitude of 50 to 300 m (maximum 1,000 m) and wavelength of 1 to 10 km. The Abyssal Plains are punctuated by extinct volcanoes rising 500 to 2,000 m above the seafloor.

Seafloor polymetallic nodules rest on the seafloor at the seawater — sediment interface. Such nodules are composed of nuclei and concentric layers of manganese and iron hydroxides and are formed by precipitation of metals from the surrounding seawater and sediment pore waters. Nickel, cobalt and copper are also precipitated and occur within the structure of the manganese and iron minerals.

Nodules are abundant in abyssal areas with oxygenated bottom waters and low sedimentation rates (less than 10 cm per thousand years). Nodules generally range from about 1 to 12 cm in their longest dimension. Nodules of 1 to 5 cm are typically the most common in NORI Area D, where they have been classified as Type 1 nodules.

The specific conditions of the CCZ (water depth, latitude, and seafloor sediment type) are considered to be the key controls for the formation of polymetallic nodules.

Information on the mineralization within NORI Area D comprises a combination of sampling undertaken by NORI as well as free-fall grab sampler ("FFG") and box core sampler ("BC") data supplied by the ISA at the time of the NORI application and also supplied by the ISA to NORI in 2012. Additional regional data, assembled by the ISA as part of its Geological Model Project during 2008 to 2010 ("ISA 2010"), are available. The data provide significant coverage over NORI Area D and indicate a high abundance of nodules in this region, as has been confirmed by NORI's exploration.

During the 2018 NORI campaign, 91% of nodules sampled were situated at surface. These include nodules on the surface and nodules with their top surfaces in the upper 1 cm of sediment. A few nodules were found at depth; most of these were usually clustered around the edges of the box core and are considered to have been pushed below surface by the box coring process. Significant nodule abundance below surface was only recorded in one out of 45 samples. The nodules vary in abundance, in some cases touching one another and covering more than 70% of the seafloor. They can occur at any depth, but the highest concentrations have been found on abyssal plains between 4,000 and 6,000 mbsl. Data analysis in Section 9 of the NORI Technical Report Summary shows that nodule abundance variability is significantly higher than metal grades, suggesting that abundance estimation will be the key variable in mineral resource estimation.

NORI completed offshore exploration campaigns in 2012, 2013, 2018, 2019 and 2020. During these campaigns a variety of data was collected including:

- bathymetric mapping of most of NORI Areas A, B and C and all of NORI Area D using a hull-mounted Kongsberg Simrad EM120 12 kHz, full-ocean depth multibeam echo-sounding system (MBES). This system also provided backscatter data with which seafloor characteristics could be interpreted;

- detailed seafloor survey work with an autonomous underwater vehicle (AUV), utilizing an MBES, Side Scan Sonar (SSS), Sub-Bottom Profiler (SBP), and camera payload; and

- a total of 252 box core samples collected using a 0.75 m^2 box corer, mainly on a 10 km by 10 km square grid were used for resource evaluation.

The nodules in the box cores were collected, and their characteristics measured and recorded in detail. Samples of nodules were collected in duplicate and assayed at two reputable, well-qualified laboratories: ALS and Bureau Veritas. Certified reference material, and blank samples were inserted to provide additional levels of quality control. No significant issues were identified with the assay results.

The backscatter data and the sidescan sonar and seafloor photography indicate strong continuity of nodule abundance across NORI Area D. There is a clear relationship between nodule long axis length and nodule weight and therefore it is possible to estimate nodule abundance from photographs. Several estimation techniques were tested, and methodologies were developed that are suitable for closely-packed (Type 1) and less closely-packed (Type 2 and 3) nodules.

For more information about the NORI exploration campaigns in 2012, 2013, 2018, 2019 and 2020, see Section 7 of the NORI Technical Report Summary.

Mineral resource estimate

The mineral resource was classified on the basis of the quality and uncertainty of the sample data and sample spacing, in accordance with the definitions of "inferred mineral resource," "indicated mineral resource" and "measured mineral resource" under the SEC Mining Rules.

Mineral resources were estimated using a two-dimensional block model. Estimates of nodule abundance and nickel, manganese, cobalt, and copper grades were performed using kriging. A variety of methods was used to validate the estimates, including conditional simulation. The estimates of nodule abundance were used to calculate the tonnage of the mineral resources.

The bathymetric mapping enabled the interpretation of parts of seafloor that are possibly too steep for recovery of nodules using the systems considered by the NORI Technical Report Summary. Seafloor areas with slopes steeper than 6° were excised from the mineral resource estimate.

The measured mineral resource was assigned to the area within NORI Area D where box-core sampling was conducted on a nominal 7 km by 7 km spacing and infilled with estimates of nodule abundance from seafloor photography to a spacing of 3.5 km by 3.5 km.

The indicated mineral resource was assigned to the area within NORI Area D where box-core sampling was conducted on a nominal spacing of 7 km by 7 km or 10 km by 10 km but without additional photo-estimates of nodule abundance.

The inferred mineral resource was assigned to the areas of abyssal plain in the southeast corner of NORI Area D that are largely unsampled. The volcanic high in the southeast corner was excluded from the mineral resource estimate due to the high level of uncertainty about nodule abundance and grades in this domain.

The mineral resource estimate for NORI Area D at a 4 kg/m^2 abundance cut-off is set forth below. This cut-off is derived from the estimates of costs and revenues presented in the NORI Technical Report Summary, generalized as follows: 1.7 Mt minimum annual tonnage mined; $0.25 million/$km^2$ for offshore operating costs; 1,036 km^2 collected area processed; $95/dry tonne for transport costs; $119/dry tonne for processing costs; $15/dry tonne for corporate, general and administrative costs; $33/dry tonne for ISA and state royalties; 95% recovery of nickel at an assumed price of nickel metal $16,472/t; 86% recovery of copper at an assumed price of $6,872/t copper metal; 77% recovery of cobalt at an assumed price of $46,333/t cobalt metal; and 99% recovery of manganese at an assumed price of $4.50/dmtu manganese in manganese silicate. The method of calculation for the cut-off determines the minimum average nodule abundance needed during steady state operations such that the revenue minus costs (excluding capital) is greater than zero. Revenue includes metal pricing and metallurgical processing recoveries, and the costs include the collection, transport, processing, corporate costs and royalties.

The estimated mineral resources were determined in 2021 as of December 31, 2020 and also reflect the estimated mineral resources as of December 31, 2022, as none of the mineral resources in these areas were depleted by mining or any other activities.

NORI December 31, 2022 In-Situ Mineral Resource estimate for NORI Area D at 4 kg/m^2 abundance cut-off

NORI Area	Category	Tonnes (Mt (wet))	Abundance (wet kg/m^2)	Nickel (%)	Copper (%)	Cobalt (%)	Manganese (%)	Silicon (%)
D	Measured	4	18.6	1.42	1.16	0.13	32.2	5.13
D	Indicated	341	17.1	1.40	1.14	0.14	31.2	5.46
D	Measured + Indicated	345	17.1	1.40	1.14	0.14	31.2	5.46
D	Inferred	11	15.6	1.38	1.14	0.12	31.0	5.50

Note: Tonnes are quoted on a wet basis and grades are quoted on a dry basis, which is common practice for bulk commodities. Moisture content was estimated to be 24% w/w. These estimates are presented on an undiluted basis without adjustment for resource recovery.

Due to the extremely low variance in the grades and the high metal content of the nodules, a cut-off based on abundance is appropriate for determining the limits of economic exploitation. A cut-off of 4 kg/m^2 abundance was chosen for the NORI Contract Area, based on the estimates of costs and revenues presented in the initial assessment contained in the NORI Technical Report Summary. The metal prices assumed in the calculation of the cut-off were: nickel metal $16,472/t; nickel in nickel sulfate $18,807/t Ni; copper metal $6,872/t; cobalt metal $46,333/t; cobalt in cobalt sulfate $56,920/t Co; manganese in manganese silicate $4.50/dmtu. The price estimates are long term (2034 – 2046) forecasts provided in a report by CRU International Limited (CRU, October 23, 2020). The Qualified Person considered that this timeframe is reasonable in view of the likely time required to bring the majority of the NORI mineral resources into production.

Sampling of NORI Area D at a spacing of 10 km by 10 km during the 2019 campaign confirmed that the nodules have low variability and high continuity. The mineral resource estimate set forth above is 4 Mt Measured and 341 Mt indicated, and 11 Mt inferred mineral resources. Taking into account the conversion of the majority of inferred to indicated mineral resources, the remaining inferred mineral resource has decreased by 26 Mt as a result of excluding the Volcanic High domain in the south-eastern corner of NORI Area D, due to uncertainty about the occurrence of nodules in this area. The resource estimate is also slightly higher in abundance (5.4% higher), and nickel (6.1% higher), cobalt (5.4% higher) and manganese (2.2% higher) grades than the 2018 estimate.

Comparison of the area covered by inferred, indicated and measured mineral resource for the estimate and the same area in the 2018 model shows that nickel grade has increased by 6% (1.32% to 1.40% Ni) while abundance has increased by 6% (16.0 to 17.0 kg/m^2). Mineral resource tonnage has increased by 10% (from 10 to 11 Mt) in the inferred area and 7% (from 320 to 341 Mt) in the indicated area. The positive conversion rates arising from infilling the sampling grid with high-quality box core sample data (rather than extending the area sampled) are exceptionally high compared to the typical outcomes from infill sampling of terrestrial mineral deposits.

While the NORI Technical Report Summary focuses primarily on the exploration operations in NORI Area D, NORI holds another three areas in the CCZ under the same title. These areas (NORI Areas A, B and C) are estimated to contain inferred mineral resources of 510 Mt (wet) at 1.28% Ni, 0.21% Co, 1.04% Cu, 28.3% Mn, at an average abundance of 11 kg (wet)/m^2 at a 4 kg/m^2 abundance cut-off (effective date of December 31, 2020). The polymetallic nodule mineralization in NORI Areas A, B and C has similar characteristics to NORI Area D and it is reasonable to assume that the technology proposed in the NORI Technical Report Summary would be suitable for development of these additional areas.

The estimated mineral resources were determined in 2021 as of December 31, 2020 and also reflect the estimated mineral resources as of December 31, 2022, as none of the mineral resources in these areas were depleted by mining or any other activities.

NORI Area A, B and C December 31, 2022 In-Situ Mineral Resource estimate at 4 kg/m^2 abundance cut-off

NORI Area	Category	Nodule tonnage (Mt (wet))	Abundance (wet kg/m^2)	Ni (%)	Cu (%)	Co (%)	Mn (%)
A	Inferred	72	9.4	1.35	1.06	0.22	28.0
B	Inferred	36	11	1.43	1.13	0.25	28.9
C	Inferred	402	11	1.26	1.03	0.21	28.3

Note: Tonnes are quoted on a wet basis and grades are quoted on a dry basis, which is common practice for bulk commodities. Moisture content was estimated to be 24% w/w. These estimates are presented on an undiluted basis without adjustment for resource recovery.

Information concerning our mineral properties in the NORI Technical Report Summary and in this Annual Report on Form 10-K includes information that has been prepared in accordance with the requirements of the SEC Mining Rules set forth in subpart 1300 of Regulation S-K. Under SEC standards, mineralization, such as mineral resources, may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination. As used in this annual report, the terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource" are defined and used in accordance with the SEC Mining Rules set forth in subpart 1300 of Regulation S-K. **You are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves, as defined by the SEC.**

You are cautioned that mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. A significant amount of exploration must be completed in order to determine whether an inferred mineral resource may be upgraded to a higher category. About 97% of the NORI Area D resource is defined in the measured and indicated categories. **Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded to mineral reserves.**

Development plan

NORI proposes to implement the project in multiple phases that will allow the seafloor collection systems to be tested ("Collector Test") and then nodule collection to be gradually ramped up. The phased approach will facilitate de-risking of the project for relatively low initial capital investment. Additionally, this phased development will allow for an adaptive approach to environmental management providing learning at small-scale which would be applied as the development increases in scale.

The proposed seafloor development phases are as follows:

- The Collector Test is designed to perform proof of concept for the methods of collecting and lifting the nodules while acquiring sufficient data to design a commercial system. The Collector Test would use a converted sixth generation drillship, the *Hidden Gem*. Nodules collected during the test would be stored on the *Hidden Gem* and brought to shore for use in large scale process pilot testing. The test would not demonstrate the transshipment of nodules to a shore-based facility.

- Project Zero would be an extension of the Collector Test using an upgrade of the *Hidden Gem* to produce a sufficient and continuous quantity of nodules to support a relatively small commercial operation of at least 1.3 Mtpa (wet) nodules delivered to a shore-based facility. This operation would demonstrate a more continuous collection operation at a larger scale than the Collector Test and would demonstrate the transshipment of nodules to a processing facility. It would also allow for the implementation and testing of adaptive management systems to ensure environmental compliance.

- Project One would increase production in a further three steps: 1) introduction of a second converted drillship (Drill Ship 2) with a capacity of up to 3.6 Mtpa (wet), 2) a further upgrade of the *Hidden Gem* to up to 3.6 Mtpa (wet) and 3) construction of a new purpose-built production support vessel (Collector Ship 1) with capacity of up to 8.2 Mtpa (wet). Project One would benefit from lessons learned on the Collector Test and Project Zero.

- The processing of the polymetallic nodules would also be ramped up in phases:

- In Project Zero, NORI proposes to toll-treat polymetallic nodules at existing RKEF smelters, utilizing excess industry capacity. NORI advises there is significant interest from many parties in China and Japan to utilize RKEF plants which may become stranded as a result of the Indonesian government nickel laterite ore export ban restricting supply of the nickel laterite feedstock that they currently utilize. These RKEF plants were originally built to convert nickel laterite to nickel pig iron and could be converted to smelt polymetallic nodules.

- In Project One, a purpose-built process plant would be constructed, including pyrometallurgical (~50% of Project One production, with the other ~50% tolled through existing RKEF facilities) and hydrometallurgical circuits (100% of Project One production). Nodule production would be increased in phases by treatment in this new plant and existing RKEFs.

Collection methods

The main items of offshore infrastructure are the nodule collector vehicles, the riser, and three production support vessels ("PSV"): *Hidden Gem*; Drill Ship 2; and Collector Ship 1. Collector Ship 1 is intended to be supported by a collector support vessel.

The nodules are intended to be collected from the seafloor by self-propelled, tracked, collector vehicles. No rock cutting, digging, drill-and-blast, or other breakage will be required at the point of collection. The collectors are intended to be remotely controlled and supplied with electric power via umbilical cables from the PSV. The collectors are intended to traverse the seabed at a speed of approximately 0.5 m/s. Suction dredge heads on each collector are expected to recover a dilute slurry of nodules, sediment, and water from the seafloor. Each collector is expected to yield about 254 t/hr (dry) nodules. A hopper on each vehicle is expected to separate sediment and excess water, which is expected to pass out of the hopper overflow, from the nodules, which is planned to be pumped as a higher concentration slurry via flexible hoses to a riser.

The riser is a steel pipe through which nodules are planned to be transferred to the surface by means of an airlift. The riser is intended to consist of three main sections. The lower section is expected to carry the two-phase slurry of nodules and water from the collectors to the airlift injection point. The mid-section is expected to carry a three-phase mixture of slurry and air. This section will also include two auxiliary pipes: one to carry the compressed air for the airlift system, and one to return water from dewatering of the slurry to its subsea discharge point. The upper section of riser is expected to have a larger diameter to account for the expansion of air in the airlift.

The airlift is intended to work by lowering the average density of the slurry inside the riser to a level lower than seawater. The difference between the hydrostatic pressure of the seawater at depth and the pressure caused by the weight of the low-density three-phase slurry column inside the riser is expected to force the slurry column to rise. The energy to achieve the lift is planned to be supplied by compressors housed on the PSV, which are planned to be capable of generating very high air pressures — up to 15 MPa.

The PSVs are planned to each support a RALS and its handling equipment, and to house the airlift compressors, collector vehicle control stations, and material handling equipment. All power for offshore equipment, including the nodule collecting vehicles, is intended to be generated on the PSVs. The PSVs are intended to be equipped with controllable thrusters and to be capable of dynamic positioning (DP), which should allow the vessels and risers to track the collectors. The Collector Ship 1 PSV is expected to be similar in size to an Aframax or New Panamax class of tanker, displacing approximately 103,000 t, and housing a crew of around 120 personnel. Nodules are planned to be discharged from the RALS to the PSVs, where they are expected to be dewatered and temporarily stored or transferred directly to a transport vessel.

A separate collector support vessel is expected to remain at sea to support Collector Ship 1. It is expected to be configured as a subsea support platform, as commonly used in the oil industry, with a displacement of around 17,250 t. The function of the collector support vessel will be to facilitate collector maintenance and repair.

The NORI Technical Report Summary assumes that transportation of nodules will be by chartered vessels, with deadweight capacities of 35,000 to 100,000 tonnes. The vessels are expected to require dynamic positioning capability to enable them to be loaded at sea alongside the PSV. Hydraulic offloading of the nodules from the PSV to the transport ships is assumed in the NORI Technical Report Summary, but future studies will confirm the offloading mechanism.

The overall nodule collector efficiency is estimated at 80%. The recovery value is based upon test work conducted in the 1970s. Nodule recovery efficiency is the product of nodule entrainment efficiency, subsea concentrator recovery, and dewatering system efficiency. The estimate of dewatering recovery used in the NORI Technical Report Summary is higher than indicated by the 1970s test work because data that has come to light recently suggests the amount of breakup during lifting the nodules up the RALS may be significantly less than previously assumed (Kennecott (1978), DRT (2015)).

Expected Mineral Resource modifying factors

Modifying factors	Value	Description
Resource area efficiency	92%	The resource area efficiency factor is defined as the width of the collector divided by the width of the collector path. A 0.5 m undisturbed strip is to be left either side of the collector. For a 12 m wide collector, the resource area efficiency is calculated as 12/13.
Collector pick-up efficiency	90%	This is the percentage of nodule mass passed over by the collector that is picked-up up by the collector head.
Collector underflow efficiency	95%	This is the percentage of nodule mass that is picked-up up that is passed to the collector underflow.
Nodule attrition	0%	This is the percentage of mass of nodule lost through attrition from the seafloor to trans-shipment. It is included in the trans-shipment efficiency.
Trans-shipment efficiency	93%	This is the percentage of nodule mass transferred from the production vessel to trans-shipment.
Overall collector efficiency	80%	This is the percentage of nodule mass passed over by the collector that is delivered to the transport vessel. It includes losses in the pick-up, overflow, attrition and trans-shipment (90%*95%*100%*93%).
Overall resource recovery factor	73%	Is the product of the resource area efficiency * collector pick-up efficiency * collector under flow efficiency * (1 — nodule attrition (%)), * trans-shipment efficiency (92%*90%*95%*100%*93%).

For more information on polymetallic nodule collection methods, see Section 13 of the NORI Technical Report Summary.

Mineral processing and metallurgical testing

A combined pyro-metallurgical and hydro-metallurgical flowsheet was evaluated for the initial assessment included in the NORI Technical Report Summary. Similar flowsheets were investigated at various times over the last several decades. NORI has undertaken bench-scale test-work and is in the process of completing pilot-scale testing of the proposed flowsheet. This work has confirmed or improved the flowsheet that was initially developed from extensive information available in the literature.

For Project Zero, NORI proposes to toll treat polymetallic nodules at existing RKEF smelters. During Project One, NORI proposes the progressive construction and expansion of a new pyrometallurgical and hydrometallurgical process plant for the recovery of battery-grade nickel and cobalt sulfate powder, copper cathode and manganese silicate, from polymetallic nodules. This is expected to allow for the proportion of toll treatment to be reduced.

Four RKEF lines and two hydrometallurgical refineries are expected to be required to meet our expected production demand.

The pyrometallurgical front-end of the plant is expected to use RKEF lines that calcine and smelt the nodules to form an alloy. The alloy is then expected to be sulphidized to form a matte and then partially converted in a Peirce-Smith converter operation to remove iron. The matte from the sulphidation step is planned to then be sent to the hydrometallurgical refinery. The pyrometallurgical process is expected to be similar to that successfully used to process some nickel laterite ores.

The hydrometallurgical refinery concept is based on a sulfuric acid leach flowsheet. A two-stage leach would be used to produce copper cathode and a pregnant leach solution rich in nickel and cobalt, while low in copper. Further processing of the pregnant leach solution is based on mixed-sulphide precipitate processing flowsheets employing solvent extraction. The final production of battery-grade nickel and cobalt sulfates is expected to use crystallization.

The pyrometallurgical process is expected to generate a manganese silicate stream that we believe could be sold to the manganese industry and small converter slag stream that we believe could be sold for industrial applications. No value has been ascribed to converter slag in the NORI Technical Report Summary. The hydrometallurgical plant is expected to produce an ammonium sulfate by-product for sale to the fertilizer industry. Thus, together with the ability to recycle other hydrometallurgical side-streams to the pyrometallurgical process, the flowsheet is planned to have neither tailings ponds nor permanent slag repositories and should not generate substantial waste streams.

The average targeted processing rate for the new processing plant at full capacity is expected to be 6.4 Mtpa of nodules (dry basis). The location and host country of the processing operation has not yet been determined. Engineering design has not yet been undertaken. Expected metallurgical recoveries are summarized in the table below.

Process Step	Nickel Recovery (%)	Cobalt Recovery (%)	Copper Recovery (%)
Final matte	94.6 %	77.4 %	86.5 %
Hydrometallurgical products before recycle	98.9 %	98.0 %	96.2 %
Recycled residue	94.6 %	77.4 %	86.5 %
Overall recovery	94.6 %	77.2 %	86.2 %

In addition to the above base metals, 98.9% of the manganese contained in the feed is expected to be recovered in the manganese silicate product, containing 52.6% MnO. Approximately 7.3 Mt of manganese silicate is expected to be produced per annum (from steady state operation from 2030 onwards).

For more information on mineral processing and metallurgical testing, see Section 14 of the NORI Technical Report Summary.

Environmental studies, permitting, community, or social impact

Historically, a significant amount of technical work has been undertaken within the CCZ by the contractors under the ISA and a significant body of information has been acquired during the past 40 years on the likely environmental impacts of collecting nodules from the seafloor.

NORI's offshore exploration campaigns have included sampling to support environmental studies, collection of high-resolution imagery and environmental baseline studies. Environmental campaigns in 2021 resulted in completion of the offshore environmental data collection required for the ESIA baseline studies.

NORI has commenced the ESIA process in support of an application for an exploitation contract for the commercial collection of deep-sea polymetallic nodules. A comprehensive program of metocean and biological data acquisition is largely complete, required to characterize the baseline conditions at a designated Collector Test site and control sites in the NORI Contract Area.

NORI intends to manage the project under the governance of an Environmental Management System ("EMS"), which is to be developed in accordance with the international EMS standard, ISO 14001:2004. The EMS will provide the overall framework for the environmental management and monitoring plans that will be required.

An EMMP will be required. The plan will specify the objectives and purpose of all monitoring requirements, the components to be monitored, frequency of monitoring, methods of monitoring, analysis required in each monitoring component, monitoring data management and reporting. The plan will be submitted to the ISA as part of the ISA Exploitation Contract application. This plan will involve an ecosystem approach incorporating an adaptive management system.

The social impacts of the offshore operation are expected to be positive. The CCZ is uninhabited by people, and there are no landowners associated with the CCZ. No significant commercial fishing is carried out in the area. The project is expected to provide a source of revenue to our sponsor country, Nauru, and the ISA.

The onshore environmental and social impacts have not yet been assessed because the process plant has not been designed in detail, and the location and host country (and hence regulatory regime) not confirmed. The planned metallurgical process will not generate solid waste products, and the deleterious elements (for example, cadmium and arsenic) content of the nodules is very low, indicating that with careful management the environmental impacts of the processing operation could be very low.

For more information on environmental studies, permitting and social or community impact, see Section 17 of the NORI Technical Report Summary.

Economic analysis

We developed in-house a financial model based on estimates of future cash flows derived from extraction of nodules from the NORI Area D project. AMC reviewed the logic, input assumptions and integrity of the calculations and forecasts. The financial model is for NORI Area D only, which is at a preliminary level of planning and design. We do not believe there have been any material changes to this model since AMC's review.

For the initial assessment, the offshore cost estimates were developed based upon the guidelines of the AACE (Association for the Advancement of Cost Engineering) International Recommended Practice No. 18R-97. Based on engineering studies performed previously by Deep Reach Technology (DRT) for Deep Green Resources and the experience in trial mining of deep-sea nodules by DRT personnel, the cost estimate was considered to be a class 4. Offshore capital costs were estimated to accuracy levels of -30% +40%. Onshore capital costs were estimated according to an AACE Class 5 level of accuracy (–35% +50%). A contingency of 25% was applied to the offshore and onshore capital cost estimates. The collection plan considered in the NORI Technical Report Summary contemplates a 23-year production period. The expected production period is within the expected duration of a NORI Area D ISA Exploitation Contract which would be thirty (30) years (with possible extensions by periods of ten (10) years) as outlined in the current draft of the regulations for exploitation of mineral resources in the CCZ (ISBA/25/C/WP.1).

After the initial 23-year period, substantial resources will remain in the other NORI Areas that could support future collection (combined inferred mineral resource in NORI Areas A, B and C of 510 Mt (wet) at 1.28% Ni, 0.21% Co, 1.04% Cu, 28.3% Mn, at an average abundance of 11 kg (wet)/m^2). The proposed project schedule is shown in the Gantt chart in Figure 19.1 of the NORI Technical Report Summary.

In Project Zero, NORI expects to toll treat the nodules in third-party pyrometallurgical plants and sell the RKEF products into the alloy market. This will be expected to generate revenue while the pyrometallurgical and hydrometallurgical facilities are planned to be built.

In Project One, NORI expects to stage the construction of its multiple pyrometallurgical and hydrometallurgical lines to flatten out capital expenditure requirements. Nodule production is expected to be directed preferentially to the NORI pyrometallurgical plants as this is expected to be the lowest operating cost option. Whenever these facilities are at maximum capacity (particularly during the ramp-up phase), the surplus nodules are expected to be sent for toll treatment.

NORI expects that it will ensure that its own hydrometallurgical refineries are filled up to maximum capacity, as this is expected to produce the highest value products. Whenever its own hydrometallurgical refineries are at full capacity, NORI expects to sell the surplus product from its pyrometallurgical plant directly to the matte market. While the matte is not as valuable as the refined products from the hydrometallurgical plant (nickel sulfate, cobalt sulfate, and copper cathode), it still provides a consistent revenue stream and assists for periods when the refineries are at full capacity.

Some of the alloy production from toll treatment of NORI nodules are expected to be shipped to the NORI hydrometallurgical plants to make use of spare capacity. This will require the alloy from the third-party RKEF to be sulphidized prior to hydrometallurgical treatment.

Based on preliminary discussions with potential buyers, NORI believes that there is sufficient demand for the alloy and matte over the life of the project.

The analysis was performed on a 100% ownership basis and excludes consideration of financing costs and forward metal sales. The analysis assumes the economic parameters listed in the table below.

Assumed Economic Inputs

Parameters	Units	Values
Hydrometallurgical plant Ni recovery	%	94.6 %
Mn recovery	%	98.9 %
Hydrometallurgical plant Cu recovery	%	86.2 %
Hydrometallurgical plant Co recovery	%	77.2 %
Pyrometallurgical plant Ni recovery	%	96.8 %
Pyrometallurgical plant Cu recovery	%	93.3 %
Pyrometallurgical plant Co recovery	%	92.7 %
Mn silicate grade	%	40.0 %
Cu cathode grade	%	99.9 %
Payability of Cu content in cathode	%	100 %
Nodule moisture content	%	24 %
Onshore tax rate	% of taxable income	20 %
Average offshore tax (to ISA)	% of taxable income	6.7 %

Commodity Prices

Project revenues will come from the following sources:

- a nickel sulfate product;

- a copper cathode product;

- a cobalt sulfate product;

- a manganese silicate product;

- an ammonium sulfate product;

- a nickel alloy product containing copper and cobalt; and

- a matte product from the NORI pyrometallurgical plants containing nickel, copper and cobalt, which would be sold to the matte market.

NORI has used the following payable percentages for the alloy:

- Nickel: 80% of in-situ value in the alloy;

- Copper: 40% of in-situ value in the alloy; and

- Cobalt: 80% of in-situ value in the alloy.

The following estimates for treatment charges and refining charges for the alloy product were used in the NORI financial model:

- a refining charge of $1,697/tonne of contained nickel in the alloy;

- a refining charge of $800/tonne of contained nickel in the alloy;

- a refining charge of $6,700/tonne of contained nickel in the alloy; and

- a treatment charge $300/tonne of alloy.

For the matte product, NORI has used a payables figure of 83% of the market metal price of nickel, copper and cobalt. The metal recoveries for the matte and alloy are those from the pyrometallurgical plant, whilst the refined products (nickel sulfate, copper cathode and cobalt sulfate) are from the hydrometallurgical refinery metal recoveries.

The prices forecast by CRU and adopted for use in the economic analysis were derived from a report prepared by CRU dated October 23, 2020 and are listed in the table below. The Qualified Person considered the metal price assumptions underpinning the analysis to be reasonable.

Commodity prices

	2024 ($)	2025 ($)	2026 ($)	2027 ($)	2028 ($)	2029 ($)	2030 ($)	2031 ($)	2032 ($)	2033 ($)	2034 – 2046 ($)
Ni metal, LME cash (/t)	14,067	14,467	14,868	15,269	15,670	16,071	16,472	16,472	16,472	16,472	16,472
Ni Sulfate (/t)	15,610	16,027	16,443	16,860	17,269	17,678	18,087	18,087	18,087	18,087	18,807
SiMn, China import, 44% Mn (/dmtu)	4.80	4.70	4.70	4.60	4.60	4.50	4.50	4.50	4.50	4.50	4.50
Cu, Grade A cathode – LME cash (/t)	6,435	6,497	6,557	6,615	6,673	6,730	6,787	6,805	6,822	6,839	6,872
Co, EU Co 99.8% min (EXW) (/t)	52,881	39,914	38,204	41,526	45,137	49,062	51,106	50,600	49,126	47,695	46,333
Co Sulfate premium over Co metal (ex-China) (/t)	64,250	49,035	46,933	51,014	55,450	60,272	62,784	62,162	60,351	58,594	56,920

Production schedule

The production schedule on which the economic analysis is based was developed on an annual basis. The Qualified Person cautioned that a prefeasibility study has not been undertaken and that the seafloor production schedule is preliminary in nature and should not be interpreted as a mineral reserve. Approximately 96% of the mineral resource within NORI Area D is classified as indicated and a further 1% is classified as measured resource. The life of mine ("LOM") production sequence includes 6 Mt (wet) of nodules that are classified as inferred mineral resources. This is approximately 2% of the total LOM production.

The production schedule assumes staged operation initially of the *Hidden Gem*, then Drill Ship 2 and finally Collector Vessel 1, as outlined in Section 16.1 of the NORI Technical Report Summary.

The nodule metal grades and nodule abundance varying annually according to the LOM schedule. The grades and nodule abundance for the mine plan were derived from a preliminary production schedule developed by AMC as outlined in Section 16.7 of the NORI Technical Report Summary. The higher abundance areas were targeted by the production schedule. The metal grades and abundance used in the schedule (the "IA") are compared to the averages (of all mineral resource categories) for NORI Area D in the table below.

Comparison of IA mine plan to Mineral Resource for NORI Area D

	Mineral Resource in NORI Area D (all categories)	Seafloor production plan	Difference (%)
Tonnage (Mt wet)	356	254	71 %
Nodule abundance (kg/m^2)	17.0	16.9	99 %
Ni grade (%)	1.40	1.4	100 %
Mn grade (%)	31.2	31.0	99 %
Cu grade (%)	1.14	1.1	100 %
Co grade (%)	0.14	0.14	98 %

The production ramp-up discussed in Section 17 of the NORI Technical Report Summary was adopted for the production schedule. The Qualified Person considered the assumptions underpinning the initial assessment and economic analysis to be reasonable.

Capital and operating costs

The capital cost estimates for the Project are summarized below. Pre-project items include data gathering and studies that will occur prior to construction. Offshore project costs include the procurement and integration of the PSVs, the collector support vessel, the fabrication of the collectors, and the RALS. Onshore project costs consist principally of the construction of the minerals processing pyrometallurgical plant and hydrometallurgical refinery. Sustaining costs are for both onshore and offshore assets, and closure costs are principally for rehabilitation of the onshore minerals processing site.

Section	Cost estimate ($ million)
Pre-project costs	237
Project costs	—
Offshore project costs	
Project Zero	204
Project One	2,244
Total	2,448
Onshore project costs	
Project One	4,786
Total	4,786
Total project costs	7,234
Sustaining capital costs (onshore and offshore)	2,637
Closure costs	500
Total	10,608

Operating costs have been estimated at $1.8 billion per annum during steady state production (from 2030 onwards). Expenditures of a total of $37.5 billion over the life of the project on operating costs is expected. Onshore processing is the most significant operating cost.

Average operating cost estimates during steady state operation (from 2030 onwards)

Section	Average Operating Cost over Life of Mine ($ million pa)		Average Unit Cost (/t – wet tonne nodules recovered)		Average Unit Cost (/t – dry tonne processed)	
Offshore	$	240.74	$	19.31	$	25.40
Shipping	$	254.37	$	20.40	$	26.84
Onshore	$	1,286.19	$	103.14	$	135.71
Other	$	25.00	$	2.00	$	2.64
Total	$	1,806.30	$	144.85	$	190.59

For more information on capital and operating costs, see Section 18 of the NORI Technical Report Summary.

Cash flows analysis

The economic analysis set forth in Section 19 of the NORI Technical Report Summary presents a post-tax, real (uninflated) cash flows analysis. The valuation date is January 1, 2021. The analysis was performed on a 100% ownership basis and excludes consideration of financing costs and forward metal sales. The initial assessment indicates a positive economic outcome. Undiscounted post-tax net cash flows of $30.6 billion is expected. An internal rate of return of 27% has been estimated from the financial model. Discounted cash flow analysis of unleveraged real cash flows, discounting at 9% per annum, indicates a pre-tax project net present value (NPV) of $11.2 billion and a post-tax project NPV of $6.8 billion, which includes the LOM production of polymetallic nodules that are presently classified as inferred mineral resources, representing approximately 2% of the total LOM production. Excluding the inferred mineral resources from the economic analysis, the post-tax project NPV is estimated at $6.7 billion, which is not a significant difference from the economic analysis that includes the inferred mineral resources. The project reaches its lowest cumulative undiscounted cash flow figure of $4.0 billion in 2026. Undiscounted payback period is 6.6 years after commencement of production.

81

The total cash flows are summarized below:

Cash flow item		Value ($ million)
Ni revenue	$	44,106
Mn revenue	$	26,785
Cu revenue	$	12,685
Co revenue	$	11,075
Ammonium sulfate revenue	$	439
Total revenue	**$**	**95,090**
Pre-project capital	$	237
Offshore construction	$	2,448
Onshore construction	$	4,786
Offshore sustaining capital	$	1,418
Onshore sustaining capital	$	1,219
Closure costs	$	500
Total capital	**$**	**10,608**
Offshore operating costs	$	5,154
Shipping costs	$	5,266
Onshore operating costs	$	26,544
Corporate costs	$	560
Total operating costs	**$**	**37,524**
Royalties	$	7,195
Onshore tax	$	9,123
Taxes and royalties	**$**	**16,318**
Net undiscounted cash flow	**$**	**30,640**

Project revenues are expected to come from the following sources: (a) a nickel sulfate product; (b) a copper cathode product; (c) a cobalt sulfate product; (d) a manganese silicate product; (e) an ammonium sulfate product; (f) a nickel alloy product containing copper and cobalt; and (g) a matte product from the NORI pyrometallurgical plants containing nickel, copper and cobalt which would be sold to the matte market.

The discounted cash flows and progressive NPVs are shown below:



The date of the investment decision, as outlined in the initial assessment contained in the NORI Technical Report Summary was expected to be on or around June 30, 2023. The analysis assumes NORI spending of $237 million on pre-project activities between 2021 (which were progressed in 2021) and 2024. The future value of the project on June 30, 2023 (after the pre-project expenditure is sunk and time has elapsed) is expected to be $8.6 billion and the initial rate of return from that point is expected to be 29%.

The sensitivity of project economics to changes in the main variables was tested by selecting high and low values that represent a likely range of potential operating conditions. The variables with the biggest negative impact on NPV are all metal prices, total OPEX, collector speed, nickel sulfate price and development capex. In general, revenue drivers have the biggest impact, followed by OPEX variables and then CAPEX variables.



Tornado diagram of NPV sensitivity to variables

The initial assessment is preliminary in nature, and further planning, engineering studies, design, cost estimation and seafloor tests are required before mineral resources can be converted to mineral reserves. There is no certainty that the proposals and results presented in the initial assessment will be realized. A prefeasibility study has not yet been undertaken. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The initial assessment included in the NORI Technical Report Summary indicates that the NORI Area mineral resource is potentially economic. The Qualified Person recommended that further data gathering, analysis, design and cost estimation be undertaken to advance the project.

Internal controls and data verification

The original assay sheets for the individual samples collected by the pioneer investors from within the NORI Area are not available for auditing against the values in the database. We, AMC and NORI have not had access to the original assay sheets for the individual samples that are within the CCZ, and the quality control procedures used by the laboratories and the ISA. However, the consistency between the abundance and grade data collected by the pioneer investors, as presented in Section 9.1 of the NORI Technical Report Summary, supports the contention that the quality of the pioneer investor data is satisfactory.

It is also reasonable to infer that the pioneer investor data are of sufficient quality for resource estimation because the ISA is an independent agency with significant accountability under the UNCLOS. Part of its mandate is the receipt and storage of seafloor sampling data suitable for the estimation of nodule resources and the legally binding award of licenses. It is reasonable to assume that a reasonable level of care was applied by the ISA.

Data collected by NORI is well-documented and was subject to satisfactory quality assurance/quality control processes. Documentation verified by the Qualified Person includes photographs, daily exploration reports, digital logging sheets and original assay reports. In the opinion of the Qualified Person, the NORI data was of high quality and suitable for estimation of measured mineral resources.

Assaying of nodules collected by NORI in 2012, 2013, 2018, and 2019 confirm the mean grades of the historical grab samples and support the contention that the quality of the pioneer investor data is satisfactory for inclusion in resource estimation. The main limitation with the pioneer investor data is the likelihood that some of the abundance values were too low, due to loss of nodules from the FFG. Estimates of abundance that include pioneer investor data are therefore likely to be conservative.

For more information about quality control/quality assurance and data verification, see Section 8 and Section 9 of the NORI Technical Report Summary.

TOML Contract Area

The information that follows relating to the TOML Contract Area of the CCZ is derived, for the most part, from, and in some instances is an extract from, the TOML Technical Report Summary prepared in compliance with the SEC Mining Rules. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the TOML Technical Report Summary, which has been filed as exhibit 96.2 to this Annual Report on Form 10-K. In the event that we determine that any of modifying factors, estimates and other scientific and technical information in the report materially change, we may update or file a new technical report in the future. The TOML Contract Area is an exploration stage property.

Location of the TOML Contract Area and access

The TOML Area is located within the CCZ of the northeast Pacific Ocean. The CCZ is located in international waters between Hawaii and Mexico. The western-end of the CCZ is approximately 1,000 km south of the Hawaiian island group. From here, the CCZ extends over 4,500 km east-northeast, in an approximately 600 km wide trend, with the eastern limits approximately 2,000 km west of southern Mexico. The region is well-located to ship nodules to the American continent or across the Pacific to Asian markets. The TOML Contract Area comprises six separate blocks (A through F) in the CCZ with a combined area of 74,713 km^2.



150°0'0"W
140°0'0"W
130°0'0"W
120°0'0"W
20°0'0"N
10°0'0"N
0°0'0"
10°0'0"S
Clarion Fracture Zone
Clipperton Fracture Zone
APEI-1
APEI-2
APEI-3
APEI-4
APEI-5
APEI-6
APEI-7
APEI-8
APEI-9
Mexico
Exclusive Economic Zone
Area Shown
Clarion-Clipperton Fracture Zone Exploration Areas for Polymetallic Nodules
Federal Institute for Geosciences and Natural Resources (BGR; Germany)
Cook Islands Investment Corporation (CIIC; Cook Islands)
China Minmetals Corporation (CMC; China)
Deep Ocean Resources Development Co. Ltd. (DORD; Japan)
Global Sea Mineral Resources NV (GSR; Belgium)
Government of Republic of Korea
Institut Français de Recherche pour l'Exploitation de la Mer (IFREMER; France)
Marawa Research and Exploration Ltd (Kiribati)
Nauru Ocean Resources Inc. (NORI; Nauru)
Ocean Mineral Singapore PTE Ltd. (OMS; Singapore)
Tonga Offshore Mining Limited (TOML; Tonga)
UK Seabed Resources Ltd. (UKSRL; UK-I, UK-II)
Yuzhmorgeologiya (Russian Federation)
Reserved Areas
Submission to the Commission for the Limits of the Continental Shelf
Areas of Particular Environmental Interest (APEI)

TOML Contract Area extents

Area	Minimum Latitude (DD)	Maximum Latitude (DD)	Minimum Longitude (DD)	Maximum Longitude (DD)	Minimum UTM X (m)	Maximum UTM X (m)	Minimum UTM Y (m)	Maximum UTM Y (m)	UTM Zone
A	7.167 N	8.167 N	151.667 W	152.510 W	553972	647187	792205	902968	05N
B	13.580 N	14.667 N	132.000 W	133.200 W	694518	824685	1502009	1623605	08P
C	15.000 N	15.800 N	128.583 W	131.000 W	284947	544791	1658371	1747847	09P
D	13.125 N	14.083 N	123.583 W	125.333 W	247293	437022	1451031	1557860	10P
E	12.750 N	13.083 N	123.583 W	125.333 W	246693	436796	1409563	1447513	10P
F	9.895 N	11.083 N	117.817 W	118.917 W	289835	410804	1093917	1225828	11P

DD — Decimal degrees, UTM — Universal Transverse Mercator map projection

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The CCZ lies between Hawaii and Mexico and is accessible by ship from various ports in the United States and South America. As the CCZ deposit does not include any habitable land and is not near coastal waters, there is no requirement to negotiate access rights from landowners for seafloor collection operations. All personnel and material will be transported to the project area by ship.

See Section 3 of the TOML Technical Report Summary for further specific information of the location of the TOML Contract Area.

Tenements and permits

See Business-Government Regulations-The TOML Exploration Contract, Business-Government Regulations-The TOML Sponsorship Agreement and Business-Government Regulations- International Seabed Authority above for information related to tenements and permits in the TOML Contract Area

TOML obligations and sponsorship

See Business-Government Regulations-The TOML Exploration Contract, Business-Government Regulations-The TOML Sponsorship Agreement above for information related to this agreement in the TOML Contract Area.

Royalties and taxes

See Business-Government Regulations-Royalties and taxes above for information with respect to our obligations for royalties and taxes in the TOML Contract Area.

History of previous exploration activities in the TOML Area

Prior to the implementation of UNCLOS, many offshore exploration campaigns were completed by international organizations and consortia. A number of at-sea trial collection operations were successfully carried out in the CCZ in the 1970s to test potential collection concepts. These system tests evaluated the performance of a self-propelled and several towed collection and collection devices, along with submersible pumps and airlift technology for lifting the nodules from the deep ocean floor to the support vessel. Certain pioneer investors include those entities that carried out substantial exploration in the CCZ prior to the entry into force of UNCLOS, as well as those entities that inherited such exploration data.

Exploration and development efforts in the CCZ started in the 1960s by state sponsored groups from Russia, France, Japan, Eastern Europe, China, Korea and Germany. Several commercial consortia also explored between the 1960s and the 1980s and in some instances their descendants are still involved to the present day. No commercial collection operations have yet been established in the CCZ. However, a variety of collectors, pick-up systems, and metallurgical processing flow sheets were tested, and several integrated "demonstration scale" systems operated in the CCZ for several months in the late 1970s. Processing test-work has encompassed a variety of hydrometallurgical and pyrometallurgical flow sheets, usually with good results.

Six exploration groups are known to have surveyed areas within the TOML Contract Area and collected samples of polymetallic nodules. Much of this work overlapped as it predated the signing of the Law of the Sea. These include the Japanese group (DORD), the South Korean group (KORDI), the Russian Federation group (Yuzhmorgeologiya), the French group (Ifremer), the German group (FIGNR or BGR), and the consortium, Ocean Minerals Company (OMCO). The timing and location (ISA, 2003) of the OMCO sampling is known but the results are not available outside of ISA published contour maps. Virtually all the samples in the TOML tenement area were obtained by FFG samplers, although a few results from box corers (BC) were also included.

See Section 5 of the TOML Technical Report Summary for further specific information of the history of previous exploration of the TOML Contract Area.

Geology and sampling

Seafloor polymetallic nodules occur in all oceans but the CCZ hosts a relatively high abundance of nodules. The CCZ seafloor forms part of the Abyssal Plains, which are the largest physiographic province on Earth. This mineral field is essentially a single mineral deposit almost 5,000 km in length and up to 600 km wide. The size and level of uniformity of mineralization is unmatched by any mineral deposit of similar value on land. The mechanism of formation of the nodules is interpreted to be essentially identical across the entire CCZ, with only minor local variations. Consequently, there is relatively little difference between the size, shape or metal content of the nodules from one area to another. Figure 6.9 to Figure 6.11 of the TOML Technical Report Summary illustrate the remarkable continuity of grades and abundances across the whole of the CCZ.

The morphological features of the seafloor are similar in the TOML and the NORI Areas, which all lie within the Abyssal Plains and are characterized by sub-parallel basaltic lava ridges called abyssal hills. The Areas are punctuated by typically extinct volcanic knolls and seamounts and scattered sediment drifts in which few nodules are preserved at the seafloor.

Seafloor polymetallic nodules rest on the seafloor at the seawater — sediment interface. Such nodules are composed of nuclei and concentric layers of manganese and iron hydroxides and are formed by precipitation of metals from the surrounding seawater and sediment pore waters. Nickel, cobalt and copper are also precipitated and occur within the structure of the manganese and iron minerals.

The specific conditions of the CCZ (water depth, latitude, and seafloor sediment type) are considered to be the key controls for the formation of polymetallic nodules. Nodules are typically 4 to 6 cm and up to 10 cm in diameter.

The exploration methods used to explore and delineate the mineral resources in the TOML and NORI areas were essentially the same. Multibeam echo-sounding system (MBES) was used to determine the depth of water (bathymetry) and the acoustic reflectance (backscatter) of the seabed. Nodule coverage was interpreted using the backscatter data. Physical sampling of the nodules was carried out initially using FFG samplers and in more recent years by BC samplers which provide a better-quality sample. Measurements of nodule abundance obtained from physical samples were supplemented with estimates of abundance made using the long-axis estimation ("LAE") method and high-resolution photographs of the seafloor.

Data collected by TOML in 2013 and 2015 supports the historical data but also is of sufficient quantity and quality to allow estimation of an indicated mineral resource for five sub areas within TOML Areas B, C, D and F called B1, C1, D1, D2 and F1. More detailed data collected by TOML has also allowed estimation of a measured mineral resource for a single sub area within TOML Area B.

The key data sets behind the inferred mineral resource estimate for TOML Areas A through E are surface samples obtained by free fall grab samplers, although a few results from box-corers were also included. Free fall grab samplers are the standard sampling method as they are the most productive tool available. They are believed to underestimate the actual abundance, as smaller nodules may escape some grabs during ascent and larger nodules around the edge of the sampler may be knocked or fall out during the sampling process. This may introduce some conservatism to the inferred mineral resource estimates.

The key data behind the inferred mineral resource estimate for TOML Area F and the indicated and measured mineral resources are box-corers and measured photographs. Box-corers take longer to collect than free fall grab samplers, but they are believed to have less bias. Photos cover a much greater area than either free fall grabs or box-corers. The weight of individual nodules can be accurately estimated from the length of their long or major axis; a relationship first discovered in the 1970s. Using the box-core samples as calibration devices, TOML was able to measure the size of nodules on several hundred photographs in Areas B and C. Abundance is shown to be related both to nodule coverage in photos and to acoustic response (backscatter) from regional survey. These data thus provide very detailed indications of nodule abundance and continuity.

Many of the records of the sampling procedures used by the pioneer contractors were not available to the Qualified Persons, but it is likely that all of the pioneer contractors followed similar procedures to that used by TOML. Nodule abundance (wet kg/m^2) was derived by dividing the weight of recovered nodules by the surface area covered by the open jaws of the sampler or corer (typically 0.25 to 0.75 m^2). A split of the nodules was dried, crushed and ground to enable grade determination via standard analytical methods (typically atomic absorption spectrometry, X-ray fluorescence or inductively coupled plasma methods), either on the vessel or back on shore. Specific nodule chemical standards were used for instrument calibration. TOML also present the results of field, submitted and laboratory duplicates of nodule samples.

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Analysis of the data revealed that, as a consequence of their origin, nodule grades vary only slightly across the CCZ, with spatial continuity of the abundance, Mn, Ni, Co, and Cu grades often ranging from the order of several kilometers up to several tens of kilometers. Nodule abundance is sometimes less continuous than grade, as it is also subject to local changes in net sedimentation (a consequence of seafloor slope, slumping, erosion and local currents).

For more information about the TOML exploration campaigns in 2013 and 2015, see Section 7 of the TOML Technical Report Summary.

Mineral resource estimate

The mineral resource was classified on the basis of the quality and uncertainty of the sample data and sample spacing, in accordance with the definitions of "inferred mineral resource," "indicated mineral resource" and "measured mineral resource" under the SEC Mining Rules.

Estimation of tonnage and grade for the TOML Contract Area within the CCZ was undertaken using only sample data within the TOML Contract Area in the second quarter of 2016. The estimates are based on the historical box-core and free fall-grab nodule sampling (262 samples) supplemented with recently acquired TOML nodule box core (113 samples) and photo-profile data (20,857 frames over 587 line km). Only sample data within the TOML Contract Area was used to inform the estimates.

Six block models were constructed using the geostatistical modelling programs Gstat 1.1-3 and R 3.2.5, one for each TOML Exploration Area (A to F), in three passes. The first pass used a parent block dimension of 1.75 km by 1.75 km and filled the areas defined as measured mineral resource. The second pass for indicated mineral resource used a parent block size of 3.5 km by 3.5 km while the third pass for inferred mineral resource used a parent block size of 7.0 km by 7.0 km.

The modelling methodology used for estimating the mineral resource was determined through careful consideration of the scale of deposit, mechanism of nodule formation, geological controls and nature of the sampling method. The approach involved estimating nodule abundance and grades into a two-dimensional block model with abundance used for calculating tonnage. Abundance and grades were estimated using Ordinary Kriging (OK) with comparison (not reported) estimates using Inverse Distance Weighting (IDW) and nearest neighbor. The modelling methodology is similar to the method applied by the ISA (2010) for its global estimate which was produced by a multi-disciplinary effort that involved recognized subject matter experts.

The historical nodule sample data is considered suitable for the purpose of estimating mineral resources to an inferred level of confidence. The Qualified Person also considered that the combination of the TOML and historical nodule sample data (physical samples and photo based long axis estimates) combined with detailed backscatter, photo profiling and geological interpretation is sufficient to estimate polymetallic nodule indicated mineral resources and, in one small especially data rich area, measured mineral resources.

Inferred mineral resource classification was based on sampling by pioneer contractors on a nominal spacing of 20 km, the variation and uncertainty in the sample quality, and the likely presence of short-range variation to nodule abundance.

Indicated mineral resource classification was based on box core sampling by TOML on a nominal spacing of approximately 7 km by 7 km (including photo profiling in some cases at 7 km by 3 km), supplemented by sampling by pioneer contractors.

Measured mineral resource was based on box core sampling by TOML on a nominal spacing of approximately 7 km by 7 km plus photo-profiling on a nominal spacing of 3.5 km by 3.0 km, supplemented by sampling by pioneer contractors.

The mineral resource estimate for the TOML Contract Area, and at a 4 kg/m^2 abundance cut-off is set forth below. The estimated mineral resources were determined in 2021, as of December 31, 2020, and also reflect the estimated mineral resources as of December 31, 2022, as none of the mineral resources in these areas were depleted by mining or any other activities.

Mineral Resource Estimate December 31, 2022, In-Situ, for the TOML Contract Area within the CCZ at a 4 kg/m^2 nodule abundance cut-off

Mineral Resource Classification	Tonnes (x10^6 wet t)*	Abundance (wet kg/m^2)	Ni (%)	Cu (%)	Co (%)	Mn (%)
Measured	2.6	11.8	1.33	1.05	0.23	27.6
Indicated	69.6	11.8	1.35	1.18	0.21	30.3
Measured + Indicated	72.2	11.8	1.35	1.18	0.21	30.2
Inferred	696	11.3	1.29	1.14	0.20	29.0

Note: Tonnes are quoted on a wet basis and grades are quoted on a dry basis, which is common practice for bulk commodities. Moisture content was estimated to be 28% w/w. These estimates are presented on an undiluted basis without adjustment for resource recovery.

* Variations in totals are due to rounding of individual values. Mn, Ni, Cu and Co assays on samples dried at 105˚C

The TOML Contract Area has sufficient samples of adequate quality to define a mineral resource for Mn, Ni, Cu and Co. The estimate of abundance and hence tonnage for the inferred mineral resource for the TOML Contract Area may be biased low due to reliance on free fall grab samples in places.

The above mineral resource estimate (measured, indicated and inferred mineral resources), which was informed by data collected by TOML in 2013 and 2015, is presented in Table 11.9 of the TOML Technical Report Summary.

Due to the extremely low variance in the grades and the high metal content of the nodules, a cut-off based on abundance is appropriate for determining the limits of economic exploitation. A cut-off of 4 kg/m^2 abundance was chosen for the TOML Contract Area, based on the estimates of costs and revenues presented in the initial assessment contained in the NORI Technical Report Summary, generalized as follows: 1.7 Mt minimum annual tonnage mined; $0.25 Million/km^2 for offshore operating costs; 1,036 km^2 collected area processed; $95/dry tonne for transport costs; $119/dry tonne for processing costs; $15/dry tonne for corporate, general and administrative costs; $33/dry tonne for ISA and state royalties; 95% recovery of nickel at an assumed price of nickel metal $16,472/t; 86% recovery of copper at an assumed price of $6,872/t copper metal; 77% recovery of cobalt at an assumed price of $46,333/t cobalt metal; and 99% recovery of manganese at an assumed price of $4.50/dmtu manganese in manganese silicate. The metal prices assumed in the calculation of the cut-off were: nickel metal $16,472/t; nickel in nickel sulfate $18,807/t Ni; copper metal $6,872/t; cobalt metal $46,333/t; cobalt in cobalt sulfate $56,920/t Co; manganese in manganese silicate $4.50/dmtu. The price estimates are long term (2034 – 2046) forecasts provided in a report by CRU International Limited (CRU, 2020). The Qualified Person considered that this timeframe is reasonable in view of the likely time required to bring the majority of the TOML mineral resources into production.

The initial inferred mineral resource for the TOML Contract Area was reported on March 20, 2013 by Golder Associates. The changes in the above mineral resource estimate from 2013 for the TOML Contract Area are due to:

- the inclusion of Areas E and F for the first time, and high abundances and grades in Area F;

- additional nodule abundance sample information (from box core and photo profile) collected during the 2015 campaign;

- setting the abundance estimates within the no nodule domain to zero in areas covered by MBES (TOML Areas B, C, D, E, F);

- the use of ordinary kriging (rather than inverse distance weighting) supported by short-range variogram to estimate abundance; and

- changes in block model parent cell size related to improved sample spacing.

Comparison of the 2013 inferred mineral resource estimate and the above estimate shows that the additional data has increased the total mineral resource tonnage by 3%. In the areas with the newest data (the indicated and measured areas), abundance and grades are all higher in the new model than the 2013 model. These changes show that it is reasonable to expect that the majority of inferred mineral resources could be upgraded to indicated or measured resources with further exploration.

Information concerning our mineral properties in the TOML Technical Report Summary and in this Annual Report on Form 10-K includes information that has been prepared in accordance with the requirements of the SEC Mining Rules set forth in subpart 1300 of Regulation S-K. Under SEC standards, mineralization, such as mineral resources, may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination. As used in this Annual Report on Form 10-K, the terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource" are defined and used in accordance with the SEC Mining Rules set forth in subpart 1300 of Regulation S-K. **You are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves, as defined by the SEC.**

You are cautioned that mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence as to whether they can be economically or legally mined. Under the SEC Mining Rules, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. A significant amount of exploration must be completed in order to determine whether an inferred mineral resource may be upgraded to a higher category. **Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded to mineral reserves.**

Reasonable prospects for economic extraction

The morphological features of the seafloor are similar in the TOML and the NORI Areas, which all lie within the Abyssal Plains and are characterized by sub-parallel basaltic lava ridges called abyssal hills. The Areas are punctuated by typically extinct volcanic knolls and seamounts and scattered sediment drifts in which few nodules are preserved at the seafloor.

The exploration methods used to explore and delineate the mineral resources in the TOML and NORI areas were essentially the same. MBES was used to determine the depth of water (bathymetry) and the acoustic reflectance (backscatter) of the seabed. Nodule coverage was interpreted using the backscatter data. Physical sampling of the nodules was carried out initially using FFG samplers and in more recent years by BC samplers which provide a better-quality sample. Measurements of nodule abundance obtained from physical samples were supplemented with estimates of abundance made using the LAE method and high-resolution photographs of the seafloor.

The sample preparation and assaying procedures used in the TOML and NORI Areas were essentially the same. The pioneer investor data lacks some supporting information but all studies to date indicate that the pioneer investor data is reliable. In both Areas, high standards of quality assurance/quality control were applied to the exploration programs that were carried out by TOML and NORI. The assay data are supported by the results of certified reference materials, duplicate samples, blank samples, and duplicate analyses at a second laboratory. Sample security was of a high standard and the Qualified Persons considered that there was negligible risk of interference with the samples.

The development plan for commercial development of polymetallic nodule deposits in the CCZ were studied as described in the NORI Technical Report Summary. The commonality between the polymetallic nodule deposits in NORI Area D and the TOML Contract Area indicates that the methods proposed for the development of NORI Area D can reasonably be assumed to be equally relevant for future development in the TOML Contract Area.

Collection methods

Recovery and collection methods that could be employed for commercial development of polymetallic nodule deposits in the CCZ were studied as described in the NORI Technical Report Summary. The commonality between the polymetallic nodule deposits in NORI Area D and the TOML Contract Area indicates that the methods proposed for the development of NORI Area D can reasonably be assumed to be equally relevant for future development in the TOML Contract Area. This is discussed further in Section 11.9.4 of the TOML Technical Report Summary, which assessed the collection methods.

The main items of offshore infrastructure are the nodule collector vehicles, the riser, and three production support vessels (PSV).

The nodules are expected to be collected from the seafloor by self-propelled, tracked, collector vehicles. No rock cutting, digging, drill-and-blast, or other breakage will be required at the point of collection. The collectors are expected to be remotely controlled and supplied with electric power via umbilical cables from the PSV. Suction dredge heads on each collector are expected to recover a dilute slurry of nodules, sediment, and water from the seafloor. A hopper on each vehicle is expected to separate sediment and excess water, which is expected to pass out of the hopper overflow, from the nodules, which is expected to be pumped as a higher concentration slurry via flexible hoses to a riser.

The riser is a steel pipe through which nodules are expected to be transferred to the surface by means of an airlift. The riser is expected to consist of three main sections. The lower section is expected to carry the two-phase slurry of nodules and water from the collectors to the airlift injection point. The mid-section is expected to carry a three-phase mixture of slurry and air. This section is expected to also include two auxiliary pipes: one to carry the compressed air for the airlift system, and one to return water from dewatering of the slurry to its subsea discharge point. The upper section of riser is expected to have a larger diameter to account for the expansion of air in the airlift.

The airlift works by lowering the average density of the slurry inside the riser to a level lower than seawater. The difference between the hydrostatic pressure of the seawater at depth and the pressure caused by the weight of the low-density three-phase slurry column inside the riser forces the slurry column to rise. The energy to achieve the lift is expected to be supplied by compressors housed on the PSV, which is expected to be capable of generating very high air pressures.

The PSVs are expected to each support a RALS and its handling equipment, and are expected to house the airlift compressors, collector vehicle control stations, and material handling equipment. All power for offshore equipment, including the nodule collecting vehicles, is expected to be generated on the PSVs. The PSVs are expected to be equipped with controllable thrusters and are expected to be capable of dynamic positioning (DP), which are expected to allow the vessels and risers to track the collectors. Nodules are expected to be discharged from the RALS to the PSVs, where they are expected to be dewatered and temporarily stored or transferred directly to a transport vessel. A preliminary assessment of the transportation fleet for transfer of nodules from the CCZ to an existing deep-water industrial port equipped with bulk offloading facilities was examined. The TOML Technical Report Summary assumed that chartered vessels with 35,000 to 100,000 tonne deadweight capacities would be used to transport the dewatered nodules to the port of Lazaro Cardenas, Michoacan, Mexico, 960 nm from the NORI Area D reference site. The vessels are expected to be converted bulk mineral carriers with dynamic positioning (DP) to allow tracking behind the production support vessels during operations. The method of offloading, known as tandem offloading, is well established for offloading of oil production vessels in remote areas of the world.

Mineral processing and metallurgical testing

The polymetallic nodules in the TOML and NORI Areas have similar morphological, mineralogical, and grade characteristics. As noted in Section 10 of the TOML Technical Report Summary, all published historical work indicates that processing of nodules is technically feasible.

The commonality between the polymetallic nodule deposits in NORI Area D and TOML Contract Area indicates that the methods proposed for the development of NORI Area D can reasonably be assumed to be equally relevant for future development in the TOML Contract Area. This is discussed further in Section 11.9.5 of the TOML Technical Report Summary, which assessed the following mineral processing scenario.

The first part of the pyrometallurgical process is the RKEF process that is widely used in the nickel laterite industry. The second pyrometallurgical step (sulphidization of the alloy produced in the first step to form a matte and then partially conversion in a Peirce-Smith converter to remove iron), while not widely practiced, also has commercial precedent at the Doniambo plant of Societe Le Nickel in New Caledonia.

Sulfuric acid leaching of matte from the pyrometallurgical process has precedent in the platinum group minerals (PGM) industry. Although copper producers typically have a solvent extraction step before electrowinning of their copper, direct copper electrowinning is done in most PGM refineries, where nickel and cobalt are also significant pay-metals. This is to maximize nickel recovery and minimize operating expenses. The nickel and cobalt are expected to be purified using solvent extraction, ion exchange and precipitation, which are all commercially proven hydrometallurgical processes. Battery grade nickel and cobalt sulfate are expected to then be crystallized from the purified solutions.

The pyrometallurgical process is expected to form two byproducts as well as the matte for the hydrometallurgical refinery:

- an electric furnace slag containing silica and 53% MnO that is intended to be sold as feed to the Si-Mn industry; and

- a converter aisle slag that could be used for aggregate in road construction or other applications.

The hydrometallurgical refinery is expected to generate iron residues that would, for a stand-alone plant, require disposal. However, these streams can be recycled back to the pyrometallurgical plant for re-treatment and recovery of entrained pay metals.

Selection of ammonia as a principal reagent in the hydrometallurgical refinery means that an additional by-product — ammonium sulfate — may be generated. This could be sold into the fertilizer industry.

The copper cathode quality from direct electrowinning, without a solvent extraction step, is expected to be ≥99.9% Cu. Quality of the matte produced in the pyrometallurgical plant will have an impact on this, including the potential carryover of impurities beyond values assumed for the purpose of the IA.

The production of battery-grade nickel and cobalt sulfates is targeted instead of nickel or cobalt cathodes or other intermediate products.

In summary:

- All parts of the proposed process have commercial precedents in similar or analogous industries, however not as a whole continuous flowsheet.

- Pay-metals are recovered in the following forms:

- Copper cathodes with an expected quality of ≥99.9% Cu.

- Battery-grade nickel sulfate.

- Battery-grade cobalt sulfate.

- Rather than generating large waste streams, the process is expected to produce by-products including high manganese content furnace slag and ammonium sulfate.

The process assumptions used in this TOML Technical Report Summary will need to be verified as the project proceeds.

For more information on mineral processing and metallurgical testing, see Section 10 of the TOML Technical Report Summary.

Environmental studies, permitting, community, or social impact

Historically, a significant amount of technical work has been undertaken within the CCZ by contractors under the ISA and a significant body of information has been acquired during the past 40 years on the likely environmental impacts of collecting nodules from the seafloor.

TOML's offshore exploration campaigns have included sampling to support environmental studies, collection of high-resolution imagery and environmental baseline studies. A number of future campaigns are planned to collect data on ocean currents and water quality to assist plume modelling, environmental baseline studies, box core and multicorer sampling focused on benthic ecology and sediment characteristics.

The social impacts of the offshore operation are expected to be positive. The CCZ is uninhabited by people, and there are no landowners associated with the TOML Areas. No significant commercial fishing is carried out in the area. The project is expected to provide a source of revenue to the sponsor country, Tonga, and to the ISA.

The onshore environmental and social impacts have not yet been assessed because the process plant has not been designed in detail, and the location and host country (and hence regulatory regime) not confirmed. The planned metallurgical process is not expected to generate solid waste products.

For more information on environmental studies, permitting and social or community impact, see Section 17 of the TOML Technical Report Summary.

Internal controls and data verification

Data collected by TOML in 2013 and 2015 supports the historical data but also is of sufficient quantity and quality to allow estimation of an indicated mineral resource for five sub areas within TOML Areas B, C, D and F. More detailed data collected by TOML has also allowed estimation of a measured mineral resource for a single sub area within TOML Area B. Chain of custody, sample security, Quality Assurance and Quality Control were documented in detail for the TOML data.

The database provided by the ISA contains multiple independent datasets that were independently collected and sampled using similar methods (FFG or BC sampling) but with slightly different equipment and were assayed by different laboratories. Because the database contains multiple datasets the datasets can be compared with each other for the purpose of validating the internal consistency of the data. Additionally, there are a number of published summaries of data that have not been provided to the ISA but show similar mean grades to the data within the TOML Exploration Area.

The sample data are supported by independent third-party data, have been reviewed by the ISA LTC during the process of granting licenses to the Pioneer Contractors, and are maintained by the independent ISA.

The database includes all data submitted to the ISA that were collected in the Reserved Areas of the CCZ. The data were collected by parties completely independent of TOML or the previous owner of TOML and retained exclusively in the custody of the ISA prior to their transfer. The data sets were also subject to third-party review by the ISA's LTC, as part of the process of granting Pioneer Contractors Exploration Areas.

The original assay sheets from the laboratories for the individual nodule samples within the TOML Contract Area are not available. Neither are the quality control procedures used by the laboratories and the ISA. It is reasonable to infer that the historical data is of sufficient quality for an Inferred Mineral Resource estimate because:

- The ISA is an independent agency with significant accountability under the Law of the Sea. Part of its mandate is the receipt and storage of seafloor sampling data suitable for the estimation of nodule resources and the legally binding award of licenses. It is reasonable to assume that a reasonable level of care was applied by the ISA.

- Comparison of the six independent data sets from the CCZ shows a high level of consistency in abundance and grade and, conversely, provides no evidence of bias or systematic error in the TOML data.

- Recent TOML nodule sampling confirms the existence, and abundance and grade continuity of the polymetallic nodules within the TOML Exploration Areas.

The Qualified Person considered that the combination of the TOML historical nodule sample data (physical samples and photo based long axis estimates) combined with detailed backscatter, photo profiling and geological interpretation is sufficient to estimate polymetallic nodule indicated mineral resources and, in one small especially data rich area, measured mineral resources.

93

The primary characteristic of the polymetallic nodule deposit that separates this deposit from typical terrestrial manganese, nickel and copper deposits is that the nodules themselves can be accurately mapped through photo-profiles and backscatter acoustic response. The bulk of the polymetallic nodules sit on top of the seabed allowing them to be photographed. However, in some areas such as TOML Area D some nodules are partially covered by sediment making it more difficult to detect the presence and abundance of the nodules. The most accurate method for determining nodule abundance is through physical sampling by box-core or free fall-grab sampling. However, these methods are costly and result in wide sample spacing. Due to the fact that nodules are visible, photography can be used in many areas to estimate nodule abundance directly. The two methods for doing this are estimating the nodule percent coverage (percent of exposed nodule surface area within the photo) and measuring each individual nodule long-axis and then using these measurements to calculate abundance using variants of the formula defined by Felix (1980). The long-axis estimation (LAE) method is the most accurate and preferred method but comes at a cost in the time to manually process each photo — limiting the number of photos that can be used for estimating abundance. The benefit of using photographs is being able to demonstrate continuity between physical sample location and accurately quantify nodule abundance. TOML is developing an automated method of doing these measurements for future application.

The Qualified Person considered the abundance estimates derived from photographs to date from TOML Areas B and C, to be suitable for estimating nodule abundance for the mineral resource.

For more information about quality control/quality assurance and data verification, see Section 8 and Section 9 of the TOML Technical Report Summary.

Item 3.   LEGAL PROCEEDINGS

Except as set forth below, we are not currently a party to any material legal proceedings.

On September 20, 2021, we commenced litigation in the New York Supreme Court, New York County against two investors who failed to fund their PIPE commitments in connection with the closing of the Business Combination. These actions are captioned *Sustainable Opportunities Acquisition Corp. n/k/a TMC the metals company Inc. v. Ethos Fund I, LP, Ethos GP, LLC, Ethos DeepGreen PIPE, LLC, and Ethos Manager, LLC,* Index No. 655527/2021 (N.Y. Sup. Ct.) and *Sustainable Opportunities Acquisition Corp. n/k/a TMC the metals company Inc. v. Ramas Capital Management, LLC, Ramas Energy Opportunities I, LP, Ramas Energy Opportunities I GP, LLC, and Ganesh Betanabhatla*, Index No. 655528/2021 (N.Y. Sup. Ct.). The operative complaints allege that the investors breached the relevant subscription agreement and that the investors' affiliates tortiously interfered with the subscription agreements by causing the investor not to fund its contractual obligations. We are seeking compensatory damages (plus interest), equitable relief, expenses, costs, and attorneys' fees. On December 17, 2021, the defendants at Ethos moved to dismiss the complaint which was unsuccessful. The matter is proceeding into the discovery phase. There can be no assurances, however, that we will be successful in our efforts against these investors.

On October 28, 2021, a shareholder filed a putative class action against us, one of our executive and former director in federal district court for the Eastern District of New York, captioned Caper v. TMC The Metals Company Inc. F/K/A Sustainable Opportunities Acquisition Corp., Gerard Barron and Scott Leonard. The complaint alleges that all defendants violated Section 10(b) of the Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, and Messrs. Barron and Leonard violated Section 20(a) of the Exchange Act, by making false and/or misleading statements and/or failing to disclose information about our operations and prospects during the period from March 4, 2021 and October 5, 2021. On November 15, 2021, a second complaint containing substantially the same allegations was filed, captioned Tran v. TMC the Metals Company, Inc. These cases have been consolidated. On March 6, 2022, a lead plaintiff was selected. An amended complaint was filed on May 12, 2022, reflecting substantially similar allegations. The Plaintiff is seeking to recover compensable damages caused by the alleged wrongdoings. We deny any allegations of wrongdoing and have filed and served the plaintiff a motion to dismiss on July 12, 2022 and intend to defend against this lawsuit. On September 26, 2022, the motion to dismiss was fully briefed and the parties are awaiting a ruling. There is no assurance, however, that we or the other defendants will be successful in our defense of this lawsuit or that insurance will be available or adequate to fund any settlement or judgment or the litigation costs of this action. If the motion to dismiss is unsuccessful, there is a possibility that we may incur a loss in this matter. Such losses or range of possible losses either cannot be reliably estimated. A resolution of this lawsuit adverse to us or the other defendants, however, could have a material effect on our financial position and results of operations in the period in which the lawsuit is resolved.

In February 2022, we received letters from the SEC notifying us of an investigation and requesting the voluntary production of documents and information regarding our 2020 acquisition of Tonga Offshore Mining Limited from Deep Sea Mining Finance Ltd. and our Business Combination with SOAC. The Company is continuing to cooperate with the investigation and respond voluntarily to the SEC's requests.

On January 23, 2023, an investor in the 2021 PIPE from the Business Combination filed a lawsuit against us in New York Supreme Court, New York County, captioned *Atalaya Special Purpose Investment Fund II LP et al. v. Sustainable Opportunities Acquisition Corp. n/k/a TMC The Metals Company Inc*., Index No. 650449/2023 (N.Y. Sup. Ct.). The complaint alleges that we breached the representations and warranties in the plaintiff's PIPE Subscription Agreement and breached the covenant of good faith and fair dealing. The Plaintiffs are seeking to recover compensable damages caused by the alleged wrongdoings. There have been no substantive developments in this case. We deny any allegations of wrongdoing and are preparing to file a motion to dismiss. There is no assurance, however, that we will be successful in our defense of this lawsuit or that insurance will be available or adequate to fund any settlement or judgment or the litigation costs of this action. If the motion to dismiss is unsuccessful, there is a possibility that we may incur a loss in this matter. Such losses or range of possible losses cannot be reliably estimated.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common shares and Public Warrants began trading on The Nasdaq Global Select Market on September 10, 2021 under the symbols "TMC" and "TMCWW," respectively.

Shareholders

As of March 24, 2023, there were approximately 277,878,995 common shares issued and outstanding held of record by 106 holders, approximately 15,000,000 Public Warrants held of record by one holder and 9,500,000 private placement warrants issued in connection with SOAC's initial public offering held of record by 22 holders, each exercisable for one Common Share at a price of $11.50 per share.

Such numbers do not include beneficial owners holding our securities through nominee names.

Unregistered Sales of Securities

None

Issuer Purchases of Equity Securities

We did not repurchase any of our equity securities during the years ended December 31, 2022.

Item 6. [RESERVED]

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of our operations should be read in conjunction with the financial statements and the notes to those statements appearing elsewhere in this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the Risk Factors set forth in Item 1A of this Annual Report on Form 10-K for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a deep-sea minerals exploration company focused on the collection and processing of polymetallic nodules found on the seafloor in international waters of the CCZ, about 1,500 miles south-west of San Diego, California.

The CCZ is a geological submarine fracture zone of abyssal plains and other formations in the Eastern Pacific Ocean, with a length of around 7,240 km (4,500 miles) that spans approximately 4,500,000 square kilometers (1,700,000 square miles). Polymetallic nodules are discrete rocks that sit unattached to the seafloor, occur in significant quantities in the CCZ and have high concentrations of nickel, manganese, cobalt and copper in a single rock. These four metals contained in the polymetallic nodules are critical for the transition to low carbon energy. Our resource definition work to date shows that nodules in our contract areas represent the world's largest estimated undeveloped source of critical battery metals. If we are able to collect polymetallic nodules from the seafloor on a commercial scale, we plan to use such nodules to produce three types of metal products: (i) feedstock for battery cathode precursors (nickel and cobalt sulfates, or intermediate nickel-copper-cobalt matte) for EV and renewable energy storage markets, (ii) copper cathode for EV wiring, clean energy transmission and other applications and (iii) manganese silicate for manganese alloy production required for steel production. Our mission is to build a carefully managed shared stock of metal (a "metal commons") that can be used, recovered and reused for generations to come. Significant quantities of newly mined metal are required because existing metal stocks are insufficient to meet rapidly rising demand.

Exploration and exploitation of seabed minerals in international waters is regulated by the ISA, an intergovernmental organization established pursuant to the 1994 Agreement Relating to the Implementation of the UNCLOS. The ISA grants contracts to sovereign states or to private contractors who are sponsored by a sovereign state. The ISA requires that a contractor must obtain and maintain sponsorship by a host nation that is a member of the ISA and signatory to UNCLOS, and such nation must maintain effective supervision and regulatory control over such sponsored contractor. The ISA has issued a total of 19 polymetallic nodule exploration contracts covering approximately 1.28 million km2, or 0.4% of the global seafloor, 17 of which are in the CCZ. We hold exclusive exploration and commercial rights to three of the 17 polymetallic nodule contract areas in the CCZ; two based on ISA exploration contracts through our subsidiaries NORI and TOML, sponsored by Nauru and Tonga, respectively, and exclusive commercial rights through our subsidiary, DGE, and its arrangement with Marawa, a company owned and sponsored by Kiribati.

We have key strategic alliances with (i) Allseas, a leading global offshore contractor, which developed and tested a pilot collection system, which is expected to be modified into an initial smaller scale commercial production system and serve as the basis for the design of a full-scale commercial production system and (ii) Glencore International AG (Glencore) which holds offtake rights to 50% of the NORI nickel and copper production. In addition, we have worked with an engineering firm Hatch and consultants KPM to develop a near-zero solid waste flowsheet. The primary processing stages of the flowsheet from nodule to NiCuCo matte intermediate were demonstrated as part of our pilot plant program at FLSmidth and Xpert Process Solutions' (XPS, a Glencore company) facilities. The matte refining stages are being tested at SGS Lakefield. The near-zero solid waste flowsheet provides a design that is expected to serve as the basis for our onshore processing facilities. After several months of joint pre-feasibility work in 2022 and in consultation with Epsilon Carbon Pvt, LTD. (Epsilon Carbon) under our March 2022 business collaboration MoU, we decided to pause this work on a new build plant in India until Project Zero has started commercial production using an existing processing facility requiring lower capital expenditures and which we believe may offer a lower risk solution to get Project Zero into production. In November 2022, we entered into a non-binding MoU with Pacific Metals Co Ltd (PAMCO) of Japan, to evaluate the toll treatment of an initial quantity of 1.3 million tonnes of wet polymetallic nodules per year at PAMCO's Hachinohe smelting facility starting in 2025. The toll treatment is intended to take place on a dedicated rotary kiln-electric arc furnace (RKEF) processing line and produce two products: nickel-copper-cobalt alloy — an intermediate product used as feedstock to produce Li-ion battery cathodes — and a manganese silicate product used to make silico-manganese alloy, a critical input into steel manufacturing. We expect this partnership to progress to a binding MoU and a strategic alliance in the second half of 2023, subject to successful evaluation study outcomes and agreement to mutually acceptable commercial terms, in lieu of continuing to pursue an opportunity to build a new Project Zero Plant in India together with Epsilon Carbon as was previously envisioned under our March 2022 business collaboration MoU with Epsilon Carbon. There can be no assurance that we will enter into such binding MoU or definitive strategic alliance in a particular time period, or at all, or on terms similar to those set forth in the MoU, or that if such binding MoU or definitive strategic alliance are entered into by us or that the existing facility will be able to successfully process nodules in a particular time period, or at all.

We are currently focused on applying for our first exploitation contract from the ISA on the NORI Area D contract area and, subject to regulatory review by the ISA, intend to start commercial production end of 2024 / start of 2025. To reach our objective and initiate commercial production, we are: (i) defining our resource and project economics, (ii) developing and testing an offshore nodule collection system, (iii) assessing the ESG impacts of offshore nodule collection, and (iv) developing and testing onshore technology and systems to process collected polymetallic nodules into a manganese silicate product, and an intermediate nickel-copper-cobalt matte product and/or end-products like nickel and cobalt sulfates, and copper cathode.

We are still in the exploration phase and have not yet declared mineral reserves. We have yet to obtain any exploitation contracts from the ISA to commence commercial scale polymetallic nodule collection in the CCZ nor have we obtained the applicable environmental and other permits required to build and operate commercial scale polymetallic nodule processing and refining plants on land.

2022 Highlights

Below are a few of the developments that occurred in 2022.

NORI Area D Project:

- **Pilot Collection System Trials and Monitoring Campaign:**

  ○ **ISA Recommendation:** In September 2022, following the completion of its review of NORI's Environmental Impact Statement (EIS) and EMMP, the ISA allowed us to proceed with independently monitored integrated pilot collection system trials in NORI Area D in the CCZ following our implementation of their recommendations with respect to the trials.

  ○ **Start of Monitoring Campaign:** In accordance with the ISA's recommendation, in September 2022, the team of engineers at Allseas and scientists from some of the world's leading deep-sea research institutions and industry-leading contractors began an extensive environmental baseline and impact monitoring campaign in preparation for NORI's now completed pilot nodule collection system trials in the NORI Area D of the CCZ. Scientists aboard a dedicated 103-meter-long monitoring vessel conducted pre-disturbance monitoring studies on a sub-section of the NORI Area D exploration area to establish an environmental baseline before NORI's collection system trials. The environmental and operational data gathered during these trials will be used to help ensure the safe and efficient collection of polymetallic nodules to meet expected demand for critical minerals for the clean energy transition and will be part of the ISA's review of our expected submission of an application for an exploitation contract for the NORI Area D.

  ○ **Successful Conclusion of NORI Integrated Collector Test:** On November 14, 2022, we announced that NORI and Allseas successfully concluded the first integrated system test in the CCZ since the 1970s, achieving all significant pilot milestones while collecting approximately 4,500 tonnes of seafloor polymetallic nodules. Over 3,000 tonnes of nodules were transported up a 4.3-kilometer-long riser system to the surface production vessel, *Hidden Gem*, while the additional 1,500 tonnes of nodules were purposely left behind on the seafloor as part of the trials. Concurrently, aboard a dedicated monitoring vessel, marine experts and academic scientists conducted the first environmental monitoring program of an integrated pilot collector system test, which utilizes the baseline data which we began to collect in September 2022.

- **Project Zero System:** In March 2022, our subsidiary, NORI, and Allseas entered into a non-binding term sheet for the potential development and operation of a commercial nodule collection system (Project Zero System). The pilot nodule collection system developed and successfully tested by Allseas is expected to be upgraded to a Project Zero System with a targeted production capacity of at least 1.3 Mtpa of wet nodules, with expected production readiness by the fourth quarter of 2024.

- **EMMP for Exploitation Application:** In July 2022, our Australian subsidiary entered into a research funding agreement with a consortium of institutions led by Australia's Commonwealth Scientific Industrial Research Organization (CSIRO) to create a framework for the development of an ecosystem-based Environmental Management and Monitoring Plan (EMMP) for our proposed deep-sea polymetallic nodule collection operations in the CCZ. Resulting EMMP will form an integral part of NORI's exploitation application to the ISA.

- **Independent Lifecycle Impact Assessment of NORI Area D Project:** In April 2022, we announced that we chose the leading lithium-ion battery supply chain research firm, Benchmark, to conduct an independent lifecycle assessment of the environmental impacts of our planned NORI Area D polymetallic nodule project and compare these impacts to producing the same metals from commonly used production pathways using conventional land ores. Benchmark completed its comprehensive Lifecycle Impact Assessment for us in March 2023.

Onshore Processing:

- **SINTEF Manganese Study:** In May 2022, we announced that we had retained SINTEF, one of Europe's leading independent research institutions, to analyze our manganese silicate product that can be used to produce silicomanganese alloy for steelmaking. SINTEF found that our high-grade nodule-derived manganese silicate, which we estimate could account for approximately one third of potential future revenues, behaves similarly to traditional land-based manganese sources and appears to have significant advantages on cost and carbon dioxide footprint, with the potential for 7 to 17% higher value-in-use, depending on carbon tax regimes.

Environmental, Social and Governance (ESG):

- **Impact Report 2021:** In May 2022, we published our inaugural Impact Report setting out our motivations for collecting nodules and providing a forward-looking view of the potential environmental impacts of our expected operations and the efforts underway to potentially eliminate or reduce them.

Financing:

- **PIPE Financing**: On August 15, 2022, we announced a private placement financing which raised aggregate gross cash proceeds of $30.4 million (approximately $30 million net proceeds, after deducting placement agent fees and offering expenses) through the issuance of approximately 38.0 million common shares. A majority of the committed funds came from our existing shareholders and insiders. We filed a resale registration statement for the common shares issued to the investors in the financing with the SEC on September 16, 2022, which the SEC declared effective on October 14, 2022.

- **At-The-Market (ATM) Offering:** On December 22, 2022, we announced an At-The-Market offering with Stifel, Nicolaus & Company, Incorporated and Wedbush Securities Inc., as sales agents, pursuant to which we may, from time to time, issue and sell up to $30 million of our common shares. As of the date of this Annual Report on Form 10-K, no sales of common shares have been made under this offering.

UAW Agreement:

In September 2022, we announced that we had entered into a labor neutrality agreement with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America ("UAW") designed to bolster the critical mineral supply chain, which we believe lays the groundwork for sustainable production of electric car batteries while also creates a path to potential job growth in the United States.

Developments Subsequent to December 31, 2022

Consortium for ESG disclosure of marine minerals:

On February 14, 2023, we announced that we had joined a broad international consortium to develop a handbook for Environmental, Social and Governance (ESG) disclosure in relation to marine minerals. The purpose of the guidance document is to enable evidence-based assessments of the ESG performance of marine mineral projects in the context of global standards. Marine minerals are emerging as a strong potential source to help meet growing metals demand. As with any extractive industries, consideration of ESG issues is key to ensuring transparent and responsible supply chains. The ESG handbook will provide guidance to addresses material topics related to marine mineral projects in the deep-sea environment using a standardized approach.

Strategic Partnership on Low-Carbon Royalties:

On February 21, 2023, we and our wholly-owned subsidiary, NORI, entered into a strategic partnership with Low Carbon Royalties Inc. ("Low Carbon Royalties"), a private corporation formed under the laws of British Columbia, Canada to finance low carbon emitting energy production and technologies (natural gas, nuclear, renewables), transition metals and minerals required for energy storage and electrification (Cu, Li, Ni, Co, Mn), and the evolving environmental markets (the "Partnership"). In connection with the Partnership, NORI contributed a 2% gross overriding royalty (the "NORI Royalty") on our NORI contract area to Low Carbon Royalties. We retained the right to repurchase up to 75% of the NORI Royalty at an agreed capped return, exercisable in two transactions, between the second and the tenth anniversary of the Partnership. If both repurchase transactions are executed, the NORI Royalty will be reduced to 0.5%. Low Carbon Royalties also owns a 1.6% gross overriding royalty on a producing natural gas field in Latin America. In consideration of the NORI Royalty, we received a 35.0% common ownership interest in Low Carbon Royalties on a fully-diluted basis as of closing and $5.0 million in cash

Engagement with Bechtel Australia Pty Ltd:

On March 9, 2023, we announced that we entered into an agreement with Bechtel Australia Pty Ltd (Bechtel), a global leader in engineering, procurement and construction, to collect and compile the techno-economic studies prepared by various consultants required for NORI to lodge its application for an exploitation contract for its NORI Area D Project with the ISA. Bechtel will collect and compile technical and economic studies prepared by various consultants that will underpin NORI's application to the ISA for an exploitation contract, which we expect to have ready for submission in the second half of 2023.

New Credit Facility with Allseas:

On March 22, 2023, we entered into an Unsecured Credit Facility Agreement ("Credit Facility") with Argentum Credit Virtuti GCV (the "Lender"), the parent of Allseas Investments S.A. and an affiliate of Allseas, pursuant to which, we may borrow from the Lender up to $25,000,000 in the aggregate, from time to time, subject to certain conditions. All amounts drawn under the Credit Facility will bear interest at the 6-month Secured Overnight Funding Rate (SOFR), 180-day average plus 4.0% per annum payable in cash semi-annually (or plus 5% if paid-in-kind at maturity, at our election) on the first business day of each of June and January. We will pay an underutilization fee equal to 4.0% per annum payable semi-annually for any amounts that remain undrawn under the Credit Facility. We have the right to pre-pay the entire amount outstanding under the Credit Facility at any time, before the Credit Facility's maturity of May 21, 2024. The Credit Facility also contains customary events of default.

The Business Combination

On September 9, 2021, we completed the Business Combination with SOAC. The transaction resulted in the combined company being renamed "TMC the metals company Inc." and the combined company's common shares and warrants to purchase common shares commenced trading on the Nasdaq on September 10, 2021, under the symbols "TMC" and "TMCWW," respectively. As a result of the Business Combination, we received gross proceeds of approximately $137.6 million.

The Business Combination was accounted for as a reverse recapitalization and DeepGreen was deemed the accounting acquirer. Under this method of accounting, SOAC was treated as the acquired company for financial statement reporting purposes. The Business Combination was accounted for as a reverse acquisition with no goodwill or intangible assets being recorded. As SOAC had no operations, the net assets acquired were recorded at their historical cost. Adjustments related to the Business Combination including consideration paid to DeepGreen shareholders and any other adjustments to eliminate the historical equity of SOAC and recapitalize the equity of DeepGreen were recorded to common shares to reflect the effective issuance of common shares to SOAC and Private Investment in Public Equity investors in the Business Combination.

Following the Business Combination, we became the successor to an SEC-registered company, which resulted in us hiring additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices to ensure ongoing compliance with applicable law and Nasdaq listing requirements. We expect to incur additional annual expenses as a public company for, among other things, directors' and officers' liability insurance, director fees, additional internal and external accounting, legal and administrative resources, including increased personnel costs, audit and other professional service fees.

Exploration Contracts

We currently hold exclusive exploration rights to certain polymetallic nodule areas in the CCZ through our subsidiaries NORI and TOML, sponsored by the Republic of Nauru and the Kingdom of Tonga, respectively, and exclusive commercial rights through our subsidiary's (DGE), arrangement with Marawa, a company owned and sponsored by the Republic of Kiribati.

NORI. NORI our wholly-owned subsidiary, holds exploration rights to four blocks (NORI Area A, B, C, and D, the "NORI Contract Area") covering 74,830 km^2 in the CCZ that were granted by the ISA in July 2011. NORI is sponsored by Nauru pursuant to a certificate of sponsorship signed by the Government of Nauru on April 11, 2011. The D block of the NORI area ("NORI Area D") is the seafloor parcel where we have performed the most resource definition and environmental work to date. NORI commissioned AMC Consulting Ltd, a leading mining consulting firm (AMC), to undertake a preliminary economic assessment ("PEA") of the mineral resource contained in NORI Area D and to compile a technical report compliant with Canadian National Instrument (NI 43-101), which was completed in March 2021. AMC subsequently compiled the NORI Technical Report Summary, dated March 2021, which included an initial assessment and an economic analysis of NORI Area D prepared in accordance with the SEC's Modernization of Property Disclosures for Mining Registrants set forth in subpart 1300 of Regulation S-K (the "SEC Mining Rules"). The NORI Technical Report Summary is filed as Exhibit 96.1 to this Annual Report on Form 10-K.

TOML. TOML our wholly-owned subsidiary which we acquired in March 2020, holds exploration rights to an area covering 74,713 km^2 in the CCZ that were granted by the ISA in January 2012 (the "TOML Contract Area"). On March 8, 2008, Tonga and TOML entered into a sponsorship agreement formalizing certain obligations of the parties in relation to TOML's exploration application to the ISA (subsequently granted) for the TOML Contract Area. The sponsorship agreement was updated on September 23, 2021. TOML commissioned a Technical Report Summary by AMC, dated March 2021, which is filed as Exhibit 96.2 to this Annual Report on Form 10-K.

Marawa. DGE, our wholly-owned subsidiary, entered into agreements with Marawa and Kiribati which provide DGE with exclusive exploration rights to an area covering 74,990 km^2 in the CCZ (the "Marawa Contract Area"). The exploration contract between Marawa and the ISA (the "Marawa Exploration Contract") was signed on January 19, 2015. To date, limited offshore marine resource definition activities in the Marawa Contract Area have occurred. We expect to collaborate with Marawa to assess the viability of any potential project in the Marawa Contract Area, although the timing of such assessment is uncertain. Marawa has delayed certain of its efforts in the Marawa Contract Area while it determines how it will move forward with additional assessment work.

Key Trends, Opportunities and Uncertainties

We are currently a pre-revenue company and we do not anticipate earning revenues until such time as NORI receives an exploitation contract from the ISA and we are able to successfully collect and process polymetallic nodules into saleable products on a commercial scale. We believe that our performance and future success pose risks and challenges, including those related to: finalization of ISA regulations to allow for commercial exploitation, approval of an application for the ISA exploitation contract, development of environmental regulations associated with our business and development of our technologies to collect and process polymetallic nodules. These risks, as well as other risks, are discussed in Item 7A entitled "*Quantitative and Qualitative Disclosures About Market Risk*" and Item 1A entitled "*Risk Factors*" included in this Annual Report on Form 10-K.

Impact of Climate Change

We are committed to adopting the Task Force on Climate-Related Financial Disclosures recommendations. In our inaugural Impact Report published in May 2022, we provided climate-related disclosure and shared how we believe our mission is aligned with supporting the global energy transition and contributing to a circular metals economy. We recognize that climate change may have a meaningful impact on our financial performance over time, and we have begun the process of consolidating key risks and corresponding action plans to mitigate their negative impact of climate change on our operations.

Our climate related transition risks and opportunities are likely to be driven by changes in regulation, public policy, and technology as well as risk of business disruptions due to climate related events.

Regulatory risks

Regulations related to emissions limits, such as cap and trade schemes and carbon taxes, would likely increase our future cost of operations, energy purchase, and equipment selection in addition to costs associated with potential carbon tax and/or purchase of carbon offsets. It is difficult to estimate the impact of potential future regulations on future operations.

We are working on a plan for continuous reduction of emissions and aiming to develop operations with near zero emissions. When selecting the location of our onshore plant, one of our requirements is access to renewable energy as our metallurgical process will be the most energy intensive step in our operations. In addition, we are seeking to replace metallurgical coal used as reductant during calcining of nodules and have tested potential renewable alternatives. We are also identifying the best approach for decarbonizing our offshore operations. To date, we have not experienced any material impact to our business related to potential regulations but will continue to evaluate and monitor future developments.

Public policy risks

Awareness of climate change related impacts and commitments made by companies and governments to achieve net zero emissions, continues to grow. We support the ambition of the U.S. to achieve net zero greenhouse gas emissions by no later than 2050 and to reach half of all new vehicles sales to be EVs by 2030. We are committed to achieving zero emissions and are reviewing and designing technologies to achieve this goal. The location of our onshore plant will be key, and we will be working on science-based targets and scenario analysis.

To support the EV and battery storage value chain, we are seeking to close the emerging supply gap of critical battery metals needed for the transition to renewable energy and adoption of EVs. We plan to take advantage of this opportunity to supply lower carbon battery metals, avoid deforestation, and help reduce the cost of batteries.

Technology risks

The timing and deployment of technologies to support the transition to a lower carbon economy can be uncertain. Investments in assets with long lifespans require the selection of not only the proper technology, but also the proper timing to retain the ability to adapt to future developments. There are also risks associated with the additional costs of lower emissions technology and transition to renewables. To mitigate this risk, we based our flowsheet development on existing proven technology, while retaining sufficient flexibility to be able to retrofit processes with new lower carbon technology as they become available.

Physical risks

Our main activity currently consists of offshore exploration campaigns for research and testing purposes, and technology development at partner facilities. However, once a location is selected for our onshore metallurgical plant, we will assess the risks associated with hurricanes, floods, and extreme weather.

Impact of Global Inflation

In 2022, the global inflation rate rose sharply. Marine fuel prices and vessel day rates were higher year-over-year and have increased our exploration expenses beyond what we had originally expected. Additionally, we are experiencing higher offshore labor costs through our contractors.

As a pre-revenue company, persistent inflation may affect our ultimate cash requirements prior to our ability to begin commercial production.

Basis of Presentation

We currently conduct our business through one operating segment. As a pre-revenue company with no commercial operations, our activities to date have been limited. Our historical results are reported under U.S. GAAP and in U.S. dollars. All share and per share amounts have been adjusted to reflect the impact of the Business Combination.

Components of Results of Operations

We are an exploration-stage company with no revenue to date and a net loss of $171 million for the year ended December 31, 2022, compared to a net loss of $141.3 million in the prior year. We have an accumulated deficit of approximately $475.1 million from inception through December 31, 2022.

Our historical results may not be indicative of our future results for reasons that may be difficult to anticipate. Accordingly, the drivers of our future financial results, as well as the components of such results, may not be comparable to our historical or projected results of operations.

Revenue

To date, we have not generated any revenue. We do not expect to generate revenue until at least 2025 and only if NORI receives an exploitation contract from the ISA and we are able to successfully collect and process polymetallic nodules into saleable products on a commercial scale. Any revenue from initial production is difficult to predict.

Exploration and Evaluation Expenses

We expense all costs relating to exploration and development of mineral claims. Such exploration and development costs include, but are not limited to, ISA contract management, geological, geochemical and geophysical studies, environmental baseline studies, process development and payments to Allseas for the PMTS. Our exploration expenses are impacted by the amount of exploration work conducted during each period. The acquisition cost of ISA polymetallic nodule exploration contracts will be charged to operations as amortization expense on a unit-of-production method based on proven and probable reserves should commercial production commence in the future.

General and Administrative Expenses

General and administrative ("G&A") expenses consist primarily of compensation for employees, consultants and directors, including share-based compensation, consulting fees, investor relations expenses, expenses related to advertising and marketing functions, insurance costs, office and sundry expenses, professional fees (including legal, audit and tax fees), travel expenses and transfer and filing fees.

Share-based compensation costs from the issuance of stock options and restricted share units ("RSUs") is measured at the grant date based on the fair value of the award and is recognized over the related service period. Share-based compensation costs are charged to exploration expenses and general and administrative expenses depending on the function fulfilled by the holder of the award. In instances where an award is issued for financing related services, the costs are included within equity as part of the financing costs. We recognize forfeiture of any awards as they occur.

Interest Income/Expense

Interest income consists primarily of interest income earned on our cash and cash equivalents.

Interest expense resulted from our financing transactions, specifically the convertible debentures issued in February 2021, which accrued interest at 7% per annum. The convertible debentures were fully converted into DeepGreen common shares on September 9, 2021.

Foreign Exchange Loss

The foreign exchange income or loss for the periods primarily relates to our cash held in Canadian dollars and to the settlement of costs incurred in foreign currencies, depending on either the strengthening or weakening of the U.S. dollar.

Change in Fair Value of Warrants Liabilities

Change in fair value of warrants liabilities primarily consists of the change in the fair value of the 9,500,000 warrants issued to Sustainable Opportunities Holdings LLC concurrently with SOAC's initial public offering (the "Private Warrants"). For accounting purposes, the Company was considered to have issued the Private Warrants as part of the Business Combination.

Results of Operations

DeepGreen was determined to be the accounting acquirer and therefore, all information prior to the Business Combination, including the prior period financial information, represent the financial condition and operating results of DeepGreen.

Comparison of the periods ended December 31, 2022 and 2021

(Dollar amounts in thousands, except as noted)	For the Three Months Ended December 31,			For the Year Ended December 31,		
	2022	2021	% Change	2022	2021	% Change
Exploration and evaluation expenses	$ 104,259	$ 12,825	712 %	$ 144,599	$ 93,006	55 %
General and administrative expenses	7,016	15,445	(56)%	29,518	56,583	(48)%
Change in fair value of warrants liability	(1,251)	(8,497)	853 %	(2,143)	(9,375)	77 %
Foreign exchange loss	35	25	40 %	24	82	(71)%
Interest expense (income)	(567)	—	N/A	(1,111)	1,003	211 %
Tax expense	77	—	N/A	77	—	N/A
Loss for the year, after tax	$ 109,569	$ 19,798	452 %	$ 170,964	$ 141,299	21 %

Full Year 2022 compared to Full Year 2021

Exploration and Evaluation Expenses

Exploration and evaluation expenses for the year ended December 31, 2022 were $144.6 million, compared to $93.0 million for the year ended December 31, 2021. The increase of $51.6 million was primarily due to the increased work and completion of the PMTS in November 2022, which included the recognition of the grant date value of the Allseas Warrant of $69.9 million which became exercisable with the completion of the PMTS. The increase in 2022 was partially offset by a decrease in expenses associated with environmental studies of $2.2 million, due to the completion of the NORI Area D environmental baseline campaigns in the fourth quarter of 2021, and a reduction in share-based compensation of $18.5 million, as a significant number of stock options were awarded in March 2021, in recognition of past services and in anticipation of the Business Combination, while no stock options were awarded in 2022. In 2021, offshore campaign costs in support of environmental studies included a fair value increase of $12.2 million that was recognized on the issuance of DeepGreen common shares to our former supplier Maersk Supply Service A/S ("Maersk").

General and Administrative ("G&A") Expenses

G&A expenses for the year ended December 31, 2022 were $29.5 million compared to $56.6 million in the prior year. The decrease of $27.1 million in G&A in 2022 was mainly as a result of lower share-based compensation in 2022 of $24.8 million, as 2021 included the award of a significant number of stock options in recognition of past services and in anticipation of the Business Combination. This decrease was partially offset by higher G&A expenses in 2022, for personnel, legal and other expenses associated with being a public company. In addition, 2021 included higher expenses for consulting and communications related to the Business Combination.

Interest Expense

During 2022, we earned interest of $1.1 million mainly from the investment of our cash on hand, as compared to 2021 where we recognized interest expense of $1.0 million mainly as a result of the issuance of 7% convertible debentures of $26.0 million during February 2021, prior to their conversion into our common shares in connection with the Business Combination.

Change in Fair Value of Warrants Liability

Change in fair value of warrants liability primarily consists of the change in the fair value of the 9,500,000 Private Warrants. The credit recorded in both years reflects the decrease in the market price of our warrants.

Liquidity and Capital Resources

Prior to closing of the Business Combination, our primary sources of capital have been private placements of DeepGreen common shares and DeepGreen preferred shares and the issuance of convertible debentures completed in February 2021, which were automatically converted into DeepGreen common shares immediately prior to the completion of the Business Combination, which were converted into common shares as part of the Business Combination. In addition, on September 9, 2021, we completed the Business Combination with SOAC, and as a result we received gross proceeds of approximately $137.6 million. On August 12, 2022, we completed a private placement raising gross cash proceeds of $30.4 million (approximately $30 million net of transaction fees). As of December 31, 2022, we had cash on hand of $46.8 million.

We received lower than expected cash proceeds upon closing of the Business Combination resulting from higher-than-expected redemptions of SOAC's Class A ordinary shares and the default by certain PIPE investors in their funding obligations in connection with the closing of the Business Combination. As a result, we revised our work plan to focus on activities necessary to have an application ready for submission to the ISA in the second half of 2023 for an exploitation contract for the NORI Area D and stopped and/or deferred work and expenses associated with other activities.

In light of the significant deficit in expected funding following the closing of the Business Combination in September 2021, we adopted what we call a "capital-light" strategy whereby we removed any allocation of funds to capital expenditures that were not deemed necessary to support the submission of an application for an exploitation contract for the NORI Area D, and by negotiating the settlement of program expenditures with our equity whenever possible.

We have yet to generate any revenue from our business operations. We are an exploration-stage company and the recovery of our investment in mineral exploration contracts and attainment of profitable operations is dependent upon many factors including, among other things, the development of commercial production system for collecting polymetallic nodules from the seafloor as well as the development of our processing technology for the metallurgical treatment of such nodules, the establishment of mineable reserves, the demonstration of commercial and technical feasibility of seafloor polymetallic nodule collection and processing systems, metal prices, and securing ISA exploitation contracts. While we have obtained financing in the past, there is no assurance that such financing will continue to be available on favorable terms, in sufficient amounts, or at all.

We expect to incur significant expenses and operating losses for the foreseeable future, particularly as we advance towards our application to the ISA for an exploitation contract and preparation for potential commercialization. Based on our cash balance and availability of borrowing under our recently signed credit facility with Allseas, when compared with our forecasted cash expenditures, we believe we will have sufficient funds to meet our obligations that become due within the next twelve months. Our estimates used in reaching this conclusion are based on information available as at the date of filing this Annual Report on Form 10-K. Accordingly, actual results could differ from these estimates and resulting variances may result in our need for additional funding in amount greater or earlier than expected, due to changes in business conditions or other developments, including, but not limited to, deferral of approvals, capital and operating cost escalation, currently unrecognized technical and development challenges, our ability to pay certain vendors or suppliers in our common shares or changes in external business environment.

In addition, we will need and are seeking additional financing to fund our continued operations. These financings could include additional public or private equity, debt financings, equity-linked financings or other sources of financing, including through non-dilutive asset, royalty or project-based financings. If these financing or other financing sources are not available, or if the terms of financing are less desirable than we expect, or if in insufficient amounts, we may be forced to delay our exploration and/or exploitation activities or further scale back our operations, which could have a material adverse impact on our business and financial prospects.

On September 16, 2022, we filed a registration statement on Form S-3 with the Securities and Exchange Commission, which the SEC declared effective on October 14, 2022, to sell up to $100 million of securities, before any fees or expenses of the offering, which includes the $30 million that may be sold under the At-the-Market Equity Distribution Agreement discussed below. Securities that may be sold include common shares, preferred shares, debt securities, warrants and units. Any such offering, if it does occur, may happen in one or more transactions. Specific terms of any securities to be sold will be described in supplemental filings with the SEC.

On December 22, 2022, we entered into an At-the-Market Equity Distribution Agreement with Stifel, Nicolaus & Company, Incorporated and Wedbush Securities Inc., as sales agents, allowing us, from time to time, to issue and sell common shares with an aggregate offering price of up to $30 million. The offer and sales of the shares are made under our effective "shelf" registration statement on Form S-3 filed with the SEC on September 16, 2022, which the SEC declared effective on October 14, 2022. As of the date of this Annual Report on Form 10-K, no sales of common shares have been made under this offering.

On March 22, 2023, we entered into a Credit Facility with Argentum Credit Virtuti GCV, the parent of Allseas Investments S.A. and an affiliate of Allseas, pursuant to which, we may borrow from the Lender up to $25,000,000 in the aggregate, from time to time, subject to certain conditions. All amounts drawn under the Credit Facility will bear interest at the 6-month Secured Overnight Funding Rate (SOFR), 180-day average plus 4.0% per annum payable in cash semi-annually (or plus 5% if paid-in-kind at maturity, our election) on the first business day of each of June and January. We will pay an underutilization fee equal to 4.0% per annum payable semi-annually for any amounts that remain undrawn under the Credit Facility. We have the right to pre-pay the entire amount outstanding under the Credit Facility at any time, before the Credit Facility's maturity of May 21, 2024. The Credit Facility also contains customary events of default.

We may receive up to approximately $281.8 million in aggregate gross proceeds from cash exercises of the Public Warrants and the Private Warrants, based on the per share exercise price of such warrants. However, the exercise price for the outstanding Public Warrants and Private Warrants is $11.50 per common share and there can be no assurance that such warrants will be in the money prior to their expiration, and as such, such warrants may expire worthless. Based on the current trading price of our common shares we do not expect to receive any proceeds from the exercise of the Public Warrants and Private Warrants unless there is a significant increase in the price of our common shares. In certain circumstances, the Public Warrants and Private Warrants may be exercised on a cashless basis and the proceeds from the exercise of such warrants will decrease. Furthermore, even if the warrants will be in the money, the holders of the warrants are not obligated to exercise their warrants, and we cannot predict whether holders of the warrants will choose to exercise all or any of their warrants.

We expect our capital expenditures and working capital requirements to increase materially in the near future as NORI and TOML seek to obtain exploitation contracts, perform the required environmental studies, complete pre-feasibility and feasibility studies. We believe that our cash on hand and availability of borrowing under our recently entered into credit facility with Allseas will be sufficient to meet our working capital and capital expenditure requirements over the next twelve months. With these funds, we expect to be able to complete our assessment of the offshore environmental impacts based on data collected during our campaigns completed in 2022 and lodge our application in the second half of 2023 to move from exploration phase to exploitation phase. We may, however, need additional cash resources due to changes in business conditions or other developments, including, but not limited to, deferral of approvals, capital cost escalation, currently unrecognized technical and development challenges or changes in external business environment. To the extent that our current resources are insufficient to satisfy our cash requirements, we may need to seek additional equity, debt or other financing. If the financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to delay our exploration and/or exploitation activities or scale back our operations, which could have a material adverse impact on our business and financial prospects.

Cash Flows Summary

Comparison of the Periods Ended December 31, 2022 and December 31, 2021

The following table summarizes our sources and uses of cash for the three months and years ended December 31, 2022 and December 31, 2021.

Presented below is a summary of our operating, investing and financing cash flows:

(thousands)	For the Three Months Ended December 31,				For the Year Ended December 31,			
		2022		2021		2022		2021
Net cash (used in) operating activities	$	(19,877)	$	(27,753)	$	(66,637)	$	(56,092)
Net cash (used in) investing activities	$	(210)	$	—	$	(1,169)	$	(3,842)
Net cash (used in) provided by financing activities	$	(52)	$	—	$	29,722	$	134,701
Increase (decrease) in cash	$	(20,139)	$	(27,753)	$	(38,084)	$	74,767

Full Year 2022 compared to Full Year 2021

Cash flows used in Operating Activities

Net cash used in operating activities for the year ended December 31, 2022 was $66.6 million, attributable to a net loss of $171 million, a net change in net operating assets and liabilities of $17.8 million and non-cash adjustments of $86.5 million. Non-cash adjustments primarily consisted of $69.9 million from the vesting of the Allseas Warrant in November 2022 and $18.4 million of share-based payments related to the value of the incentive stock options and RSUs recognized during the year ended December 31, 2022. The change in our net operating assets and liabilities was primarily due to a $17 million increase in accounts payable and accrued liabilities due to the timing of payments.

Net cash used in operating activities for the year ended December 31, 2021 was $56.1 million, attributable to a net loss of $141.3 million and a net change in net operating assets and liabilities of $18.6 million and non-cash adjustments of $66.6 million. Non-cash adjustments primarily consisted of $12.8 million for the value of shares issued to Maersk at the end of 2020 and $60.3 million of share-based payments related to the value of the incentive stock options and RSUs recognized during the year ended December 31, 2021. The change in our net operating assets and liabilities was primarily due to a $22.0 million increase in accounts payable and accrued liabilities due to the timing of payments.

Cash flows used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2022 was $1.2 million for the purchase of equipment.

Net cash used in investing activities for the year ended December 31, 2021 was $3.8 million and related to the payments made to Deep Sea Mining Finance Ltd., from whom we acquired TOML and other related entities for the deferred consideration that became due during the period.

Cash flows provided by Financing Activities

Net cash provided by financing activities for the year ended December 31, 2022 was $29.7 million, primarily related to proceeds of $30.4 million from a private placement financing, less financing expenses.

Net cash provided by financing activities for the year ended December 31, 2021 was $134.7 million related to proceeds of $104.5 million from the Business Combination, proceeds of $26.0 million from the issuance of convertible debentures and $4.2 million from the exercise of incentive stock options.

Contractual Obligations and Commitments

NORI Exploration Contract

As part of the NORI Exploration Contract with the ISA, NORI submitted a periodic review report to the ISA in 2021, covering the 2017-2021 period. The periodic review report, which included a proposed work plan and estimated budget for 2022 to 2026, has been reviewed by and agreed with the ISA, and we are implementing the next five-year plan. NORI has estimated its work plan for 2023 to be approximately $25 million, which may be settled in cash or equity. The cost of the estimated work plan for 2024 onwards is contingent on the ISA's approval of the NORI Area D exploitation application. Should the approval of NORI's exploitation application for NORI Area D be delayed or rejected, NORI intends to revise its estimated future work plan in respect of its NORI Area. Work plans are reviewed annually by us, agreed with the ISA and may be subject to change depending on our progress to date.

Marawa Option Agreement and Services Agreement

As part of DGE's Marawa Option Agreement and Services Agreement with Marawa with respect to the Marawa Area, Marawa committed to spend a defined amount of funds on exploration activities on an annual basis. The commitment for fiscal 2023 and 2024 is Australian dollar ("AUD") $3 million and AUD $2 million, respectively. Such commitment is negotiated with the ISA for five-year plans and is subject to regular periodic reviews. To date, limited offshore marine resource definition activities in the Marawa Contract Area have occurred. We expect to collaborate with Marawa to assess the viability of any potential project in the Marawa Contract Area, although the timing of such assessment is unclear. Marawa has delayed certain of its efforts in the Marawa Contract Area while it determines how it will move forward with additional assessment work.

TOML Exploration Contract

As part of the TOML Exploration Contract, TOML submitted a periodic review report to the ISA in 2021, covering the 2017-2021 period. The periodic review report included a summary of work completed over the five-year period and a program of activities and estimated budget for the next five-year period. The five-year period ending in 2021 included activities of both TOML (from its acquisition in 2020) and its predecessor. Although the stated program objectives from 2017-2021 were not achieved by the contractors, the ISA accepted TOML's submission and explanations, and agreed on the path forward. On December 23, 2022, the ISA accepted TOML's proposed program of activities for the 2022-2026 five-year period, which included an estimated five-year expenditure of up to $44 million. The five-year estimated expenditure is indicative and subject to change, TOML will review the program regularly and TOML will inform the ISA of any changes through its annual reports.

Regulatory Obligations Relating to Exploration Contracts

Each of TOML and NORI require sponsorship from their host sponsoring nations, Tonga and Nauru, respectively. Each company has been registered and incorporated within the applicable host nation's jurisdiction. The ISA requires that a contractor must obtain and maintain sponsorship by a host nation that is a member of the ISA and such state must maintain effective supervision and regulatory control over such sponsored contractor. Each of TOML and NORI is subject to the registration and incorporation requirements of these nations. In the event the sponsorship is otherwise terminated, such subsidiary will be required to obtain new sponsorship from another state that is a member of the ISA. Failure to obtain such new sponsorship would have a material impact on the operations of such subsidiary and us.

Sponsorship Agreements

On July 5, 2017, Nauru, the Nauru Seabed Minerals Authority and NORI entered into the NORI Sponsorship Agreement formalizing certain obligations of the parties in relation to NORI's exploration and potential exploitation of the NORI Area. Upon reaching the minimum recovery level within the exploitation contract area, NORI will pay Nauru a seabed mineral recovery payment based on the polymetallic nodules recovered from the exploitation contract area. In addition, NORI will pay an administration fee each year to Nauru for such administration and sponsorship, which is subject to review and increase in the event NORI is granted an ISA exploitation contract. NORI has begun discussions with the Government of Nauru to renegotiate the existing sponsorship agreement and has also committed to ensuring NORI pays corporate income tax within Nauru.

On March 8, 2008, Tonga and TOML entered into the TOML Sponsorship Agreement formalizing certain obligations of the parties in relation to TOML's exploration and potential exploitation of the TOML Area. Upon reaching the minimum recovery level within the exploitation contract area, TOML has agreed to pay Tonga a seabed mineral recovery payment based on the polymetallic nodules recovered from the exploitation contract area. In addition, TOML has agreed to pay the reasonable direct costs incurred by Tonga to administer the obligations of Tonga to the ISA. On September 23, 2021, Tonga updated the TOML Sponsorship Agreement harmonizing the terms of its engagement with TOML with those held by NORI with Nauru. TOML expects to renegotiate the existing sponsorship agreement with Tonga prior to entering into operations in the TOML area and has committed to paying corporate income tax within Tonga.

Allseas Agreements

On March 29, 2019, we entered into a strategic alliance with Allseas to develop a system to collect, lift and transport nodules from the seafloor to shore and agreed to enter into a nodule collection and shipping agreement whereby Allseas would provide commercial services for the collection of the first 200 million metric tonnes of polymetallic nodules on a cost plus 50% profit basis. In furtherance of this agreement, on July 8, 2019, we entered into a Pilot Mining Test Agreement with Allseas ("PMTA"), which was amended on five occasions through February 2023, to develop and deploy a PMTS, successful completion of which is a prerequisite for our application for an exploitation contract with the ISA. Under the PMTA, Allseas agreed to cover the development cost of the project in exchange for a payment from us upon successful completion of the pilot trial of the PMTS in NORI Area D.

On March 16, 2022, NORI and Allseas entered into a non-binding term sheet for the development and operation of a commercial nodule collection system. The pilot nodule collection system developed and tested by Allseas is expected to be upgraded to a commercial system with a targeted production capacity of 1.3 million tonnes of wet nodules per year with expected production readiness by the fourth quarter of 2024. NORI and Allseas intended to equally finance all costs related to developing and getting the first commercial system into production that were estimated at less than EUR100 million. It was anticipated that NORI will not have to make any payments related to the commercial system to Allseas until March 31, 2023. Once in production, NORI expected to pay Allseas a nodule collection and transshipment fee estimated at approximately EUR 150 per wet tonne in the first year of operations and expected to be reduced by more than 20% in the following years as Allseas scaled up production to at least 1.3 million wet tonnes of nodules per year. Following the successful completion of the NORI Area D pilot collection system trials in November 2022 and subsequent analysis of pilot data, the parties are reviewing Project Zero System production targets (up to 3 Mtpa of wet nodules), system design and cost estimates and intend to enter into a binding Heads of Terms in the second half of 2023. The parties expect to further detail their relationship in three separate definitive agreements for engineering, conversion/build and commercial operations phase, respectively. Subject to the necessary regulatory approvals, Allseas and NORI also intend to investigate acquiring a second production vessel similar to the *Hidden Gem*, a further Samsung 10000, with the potential for it to be engineered to support a higher production rate of three million tonnes of wet nodules per year and lower associated per tonne production cost. There can be no assurances, however, that we will enter into definitive agreements with Allseas contemplated by the non-binding term sheet in a particular time period, or at all, or on terms similar to those set forth in the non-binding term sheet, or that if such definitive agreements are entered into by us that the proposed commercial systems and second production vessel will be successfully developed or operated in a particular time period, or at all.

Through December 31, 2022, we have made the following payments to Allseas under the PMTA: (a) $10 million in cash in February 2020, (b) $10 million through the issuance of 3.2 million common shares valued at $3.11 per share in February 2020, (c) issued Allseas a warrant to purchase 11.6 million common shares at a nominal exercise price per share in March 2021 and (d) $10 million in cash in October 2021, following the closing of the Business Combination and meeting certain progress targets on the PMTS.

On November 11, 2022, the Board approved the successful completion and testing of the PMTS in the NORI Area D and payment of the third milestone amounting to $10 million by issuing 10 million shares to Allseas on February 23, 2023. In relation to the third milestone payment, we have recorded a charge amounting to $8.7 million based on the fair market value of our shares on November 11, 2022. We also issued 850,000 common shares at the same time as payment of additional costs owed Allseas under the PMTA.

Offtake Agreement

On May 25, 2012, DGE and Glencore International AG ("Glencore") entered into a copper offtake agreement and a nickel offtake agreement. DGE has agreed to deliver to Glencore 50% of the annual quantity of copper and nickel produced by a DGE-owned facility from nodules derived from the NORI Area at London Metal Exchange referenced market pricing with allowances for product quality and delivery location. Either party may terminate the agreement upon a material breach or insolvency of the other party. Glencore may also terminate the agreement by giving twelve months' notice.

As described above, on March 22, 2023 we entered into the Credit Facility under which we may borrow up to $25 million pursuant to the terms and conditions of the Credit Facility.

Off-balance sheet arrangements

We are not party to any off-balance sheet arrangements.

Critical Accounting Policies and Significant Judgments and Estimates

Our financial statements have been prepared in accordance with U.S. GAAP. In the preparation of these financial statements, we are required to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported expenses incurred during the reporting periods.

We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on the consolidated financial statements. Our significant accounting policies are described in Note 2 to our audited consolidated financial statements included in this Annual Report on Form 10-K. We have the critical accounting policies and estimates which are described below.

Value of Common Share-Based Payments

We recognize the cost of share-based awards granted to employees and directors based on the estimated grant-date fair value of the awards. We determine the fair value of stock options using the Black-Scholes option pricing model, which is impacted by the following assumptions:

- Fair Value of Common Shares on the Date of the Grant — We used the price of the most recent private placements to assess the value of our shares on the date of the grant of incentive stock options.

- Expected Term — We used the term of the award when calculating the expected term due to insufficient historical exercise data.

- Expected Volatility — As our common shares were not actively traded, the volatility is based on a benchmark of comparable companies within the mining industry.

- Expected Dividend Yield — The dividend rate used is zero as we have never paid any cash dividends on our common shares and do not anticipate doing so in the foreseeable future.

- Risk-Free Interest Rate — The interest rates used are based on the implied yield available on Canadian Treasury zero-coupon issues with an equivalent remaining term equal to the expected life of the award.

This valuation approach involves the use of estimates, judgments and assumptions that are subjective, such as those regarding the probability of future events. Changes in these estimates and assumptions impact our valuation as of the valuation date and may have a material impact on the valuation of the Company's common shares. Changes in these assumptions used to determine the fair value of incentive stock options, including the vesting timeline of granted stock options, could have a material impact on our loss and comprehensive loss.

Valuation of Warrants Liability

We re-measure the fair value of the Private Warrants at the end of each reporting period. The fair value of the Private Warrants is estimated using a Black-Scholes option pricing model whereby the expected volatility is estimated using a binomial model based on consideration of the implied volatility from the Company's Public Warrants adjusted to account for the call feature of the Public Warrants at prices above $18.00 during 20 trading days within any 30-trading day period.

Evaluation of Going Concern

We assess quarterly whether the Company has the ability to meets its committed cash requirements for the next twelve months and continue to operate as a going concern. This assessment requires the use of forecasts of our business activities and related estimates of future cost obligations which can be subject to change. Changes in these assumptions could have a material impact on our assessment and related disclosures.

Recent Accounting Pronouncements

See Note 3 to the audited consolidated financial statements included in this Annual Report on Form 10-K for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial condition and our results of operations and cash flows.

Emerging Growth Company Status

Section 102(b)(1) of the Jumpstart Our Business Startups ("JOBS") Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.

We are an "emerging growth company" as defined in Section 2(a) of the Securities Act and have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. Following the closing of the Business Combination, we expect to remain an emerging growth company at least through the end of the 2023 fiscal year and we expect to continue to take advantage of the benefits of the extended transition period at least through the end of the 2023 fiscal year, although we may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

Item 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of markets and other risks including the effects of change in interest rates, inflation and foreign currency translation and transaction risks as well as risks to the availability of funding sources, hazard events and specific asset risks. We also expect to be exposed to commodity risks if and when we commence commercial production.

Interest Rate Risk and Credit Risk

Interest rate risk is the risk that the fair value of our future cash flows and our financial instruments will fluctuate because of changes in market interest rates.

Our current practice is to invest excess cash in investment-grade short-term deposit certificates issued by reputable Canadian financial institutions with which we keep our bank accounts and management believes the risk of loss to be remote. We periodically monitor the investments we make and are satisfied with the credit ratings of our banks. Due to the current high cash need of our operating plan, we have kept our funds readily available, placed in secure, highly liquid interest-bearing investments, as at December 31, 2022.

Credit risk is a risk of loss that may arise on outstanding financial instruments should a counter party default on its obligation. Our receivables consist primarily of general sales tax due from the Federal Government of Canada and as a result, the risk of default is considered to be low. Once we commence commercial production, we expect our credit risk to rise with our increased customer base.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates our transactions in foreign currencies, primarily in the Canadian dollar, the Australian dollar, and the Great British Pound. We primarily hold our cash in U.S. dollars and settle our foreign currency payables soon after the receipt of invoices thereby minimizing the foreign currency exposure.

Once we commence commercial production, we expect to be exposed to both currency transaction and translation risk. To date, we have not had material exposure to foreign currency fluctuations and have not hedged such exposure, although we may do so in the future.

Commodity Price Risk

We expect to engage in the collection, transport, processing and sale of products containing nickel, copper, manganese and cobalt from the polymetallic nodules collected from our contract areas of the CCZ. Accordingly, we expect the principal source of future revenue to be the sale of products containing nickel, copper, manganese and cobalt. A significant and sustained decrease in the price of these metals from current levels could have a material and negative impact on our business, financial condition and results of operations.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

TMC THE METALS COMPANY INC.

113

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of TMC the metals company Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TMC the metals company Inc. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the "PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2012.
Vancouver, Canada
March 27, 2023

TMC the metals company Inc.
Consolidated Balance Sheets
(in thousands of US Dollars, except share amounts)

ASSETS	Note	As at December 31, 2022	As at December 31, 2021
Current			
Cash		$ 46,842	$ 84,873
Receivables and prepayments	8	2,760	3,686
		49,602	88,559
Non-current			
Exploration contracts	7,10	43,150	43,150
Equipment	9	2,025	1,416
		45,175	44,566
TOTAL ASSETS		$ 94,777	$ 133,125
LIABILITIES			
Current			
Accounts payable and accrued liabilities		41,614	26,573
		41,614	26,573
Non-current			
Deferred tax liability	23	10,675	10,675
Warrants liability	13	983	3,126
TOTAL LIABILITIES		$ 53,272	$ 40,374
EQUITY			
Common shares *(unlimited shares, no par value – issued: 266,812,131 (December 31, 2021 – 225,432,493))*	14	332,882	296,051
Special Shares	14	—	—
Additional paid in capital		184,960	102,073
Accumulated other comprehensive loss		(1,216)	(1,216)
Deficit		(475,121)	(304,157)
TOTAL EQUITY		41,505	92,751
TOTAL LIABILITIES AND EQUITY		$ 94,777	$ 133,125

Nature of Operations *(Note 1)*
Commitments and Contingent Liabilities *(Note 20)*
Subsequent Events *(Note 24)*

The accompanying notes are an integral part of these consolidated financial statements.

TMC the metals company Inc.
Consolidated Statements of Loss and Comprehensive Loss
(in thousands of US Dollars, except share and per share amounts)

	Note	For the year ended December 31, 2022	For the year ended December 31, 2021
Operating expenses			
Exploration and evaluation expenses	10	$ 144,599	$ 93,006
General and administrative expenses	11	29,518	56,583
Operating loss		**174,117**	**149,589**
Other items			
Change in fair value of private warrants liability	13	(2,143)	(9,375)
Foreign exchange loss		24	82
Interest expense (income)	12	(1,111)	1,003
Loss and comprehensive loss for the year, before tax		**$ 170,887**	**$ 141,299**
Tax expense	23	77	—
Loss and comprehensive loss for the year, after tax		**$ 170,964**	**$ 141,299**
Loss per share - Basic and diluted	16	**$ 0.71**	**$ 0.69**
Weighted average number of common shares outstanding – basic and diluted	16	**239,867,019**	**204,926,931**

The accompanying notes are an integral part of these consolidated financial statements.

TMC the metals company Inc.
Consolidated Statements of Changes in Equity
(in thousands of US Dollars, except share amounts)

For the year ended December 31, 2022	Common Shares Shares	Common Shares Amount	Preferred Shares	Special Shares	Additional Paid in Capital	Accumulated Other Comprehensive Loss	Deficit	Total
December 31, 2021	**225,432,493**	**$ 296,051**	**$ —**	**$ —**	**$ 102,073**	**$ (1,216)**	**$ (304,157)**	**$ 92,751**
Issuance of shares under PIPE Financing (Net Proceeds) (Note 19)	38,266,180	29,621	—	—	—	—	—	29,621
Exercise of stock options (Note 15)	118,461	142	—	—	(66)	—	—	76
Conversion of restricted share units (Note 15)	2,877,068	6,875	—	—	(6,945)	—	—	(70)
Share purchase under Employee Share Purchase Plan	117,929	193	—	—	(79)	—	—	114
Vesting of Allseas Warrant (Note 10, 13)	—	—	—	—	69,900	—	—	69,900
Share-based compensation (Note 15)	—	—	—	—	20,077	—	—	20,077
Loss for the year	—	—	—	—	—	—	(170,964)	(170,964)
December 31, 2022	**266,812,131**	**$ 332,882**	**$ —**	**$ —**	**$ 184,960**	**$ (1,216)**	**$ (475,121)**	**$ 41,505**

For the year ended December 31, 2021	Common Shares Shares	Common Shares Amount	Preferred Shares	Special Shares	Additional Paid in Capital	Accumulated Other Comprehensive Loss	Deficit	Total
December 31, 2020	**189,493,593**	**$ 154,431**	**$ 550**	**$ —**	**$ 45,347**	**$ (1,216)**	**$ (162,858)**	**$ 36,254**
Exercise of stock options (Note 15)	6,312,756	14,297	—	—	(10,061)	—	—	4,236
Conversion of restricted share units (Note 15)	173,216	399	—	—	(399)	—	—	—
Common shares issued for exploration and evaluation expenses (Note 10)	4,245,031	25,664	—	—	(12,879)	—	—	12,785
Conversion of debentures (Note 12)	3,126,567	27,003	—	—	—	—	—	27,003
Share-based compensation (Note 15)	—	—	—	—	60,565	—	—	60,565
Common shares issued for services	187,575	1,296	—	—	—	—	—	1,296
Net equity from Business Combination (Note 6)	21,384,296	72,411	—	—	19,500	—	—	91,911
Conversion of preferred shares to common shares	509,459	550	(550)	—	—	—	—	—
Loss for the year	—	—	—	—	—	—	(141,299)	(141,299)
December 31, 2021	**225,432,493**	**$ 296,051**	**$ —**	**$ —**	**$ 102,073**	**$ (1,216)**	**$ (304,157)**	**$ 92,751**

The accompanying notes are an integral part of these consolidated financial statements.

117

TMC the metals company Inc.
Consolidated Statements of Cash Flows
(in thousands of US Dollars)

	Note	For the year ended December 31, 2022	For the year ended December 31, 2021
Cash resources provided by (used in)			
Operating activities			
Loss for the year		$ (170,964)	$ (141,299)
Items not affecting cash:			
Amortization		418	453
Expenses settled with share-based payments	15	18,394	74,571
Interest on convertible debentures	12	—	1,003
Change in fair value of warrants liability	13	(2,143)	(9,375)
Vesting of Allseas Warrant	10, 13	69,900	—
Unrealized foreign exchange		(53)	(15)
Changes in working capital:			
Receivables and prepayments		851	(3,479)
Accounts payable and accrued liabilities		16,960	22,049
Net cash used in operating activities		**(66,637)**	**(56,092)**
Investing activities			
Settlement of deferred acquisition costs	7	—	(3,440)
Acquisition of equipment	9	(1,169)	(402)
Net cash used in investing activities		**(1,169)**	**(3,842)**
Financing activities			
Proceeds from PIPE financing	19	30,399	—
Expenses paid for PIPE financing	19	(797)	—
Proceeds from exercise of stock options	15	76	4,236
Proceeds from issuance of convertible debentures	12	—	26,000
Proceeds from employee share purchase plan	15	114	—
Taxes withheld and paid on share-based compensation		(70)	—
Proceeds from Business Combination (net of fees and other costs)	6	—	104,465
Net cash provided by financing activities		**29,722**	**134,701**
Increase (decrease) in cash		**(38,084)**	**74,767**
Impact of exchange rate changes on cash		**53**	**10**
Cash - beginning of year		**84,873**	**10,096**
Cash - end of year		$ **46,842**	$ **84,873**

Supplemental cash flow information (Note 21)

The accompanying notes are an integral part of these consolidated financial statements.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

1. Nature of Operations

TMC the metals company Inc. ("TMC" or the "Company"), formerly known as Sustainable Opportunities Acquisition Corporation ("SOAC"), was incorporated as a Cayman Islands exempted company limited by shares on December 18, 2019 and continued as a corporation under the laws of the province of British Columbia, Canada on September 9, 2021. On September 9, 2021, the Company completed its business combination (the "Business Combination") with DeepGreen Metals Inc. ("DeepGreen") (Note 6). The Company's corporate office, registered address and records office is located at 10th floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5. The Company's common shares and warrants to purchase common shares are listed for trading on the Nasdaq Global Select Market ("Nasdaq") under tickers "TMC" and "TMCWW", respectively. In connection with closing of the Business Combination, DeepGreen merged with a wholly-owned subsidiary of SOAC and became a wholly-owned subsidiary of the Company. DeepGreen was determined to be the accounting acquirer and therefore, all information prior to the Business Combination, including the prior year financial information, represents the financial condition and operating results of DeepGreen.

The Company is a deep-sea minerals exploration company focused on the collection and processing of polymetallic nodules found on the seafloor in international waters of the Clarion Clipperton Zone in the Pacific Ocean ("CCZ"), located approximately 1,300 nautical miles southwest of San Diego, California. These nodules contain high grades of four metals (nickel, copper, cobalt, manganese) which can be used as (i) feedstock for battery cathode precursors (nickel and cobalt sulfates, or intermediate nickel-copper-cobalt matte) for electric vehicles ("EV") and renewable energy storage markets, (ii) copper cathode for EV wiring, clean energy transmission and other applications and (iii) manganese silicate for manganese alloy production required for steel production.

Exploration and exploitation of seabed minerals in international waters is regulated by the International Seabed Authority ("ISA"), an intergovernmental organization established pursuant to the 1994 Agreement Relating to the Implementation of the United Nations Convention on the Law of the Sea. The ISA grants contracts to sovereign states or to private contractors who are sponsored by a sovereign state. The Company's wholly-owned subsidiary, Nauru Ocean Resources Inc. ("NORI"), was granted an exploration contract (the "NORI Exploration Contract") by the ISA in July 2011 under the sponsorship of the Republic of Nauru ("Nauru") giving NORI exclusive rights to explore for polymetallic nodules in an area covering 74,830 km^2 in the CCZ ("NORI Area"). On March 31, 2020, the Company acquired Tonga Offshore Mining Limited ("TOML"), which was granted an exploration contract (the "TOML Exploration Contract") by the ISA in January 2012 under the sponsorship of the Kingdom of Tonga ("Tonga") and has exclusive rights to explore for polymetallic nodules covering an area of 74,713 km^2 in the CCZ ("TOML Area"). Marawa Research and Exploration Limited ("Marawa"), an entity owned and sponsored by the Republic of Kiribati ("Kiribati"), was granted rights by the ISA to polymetallic nodules exploration in an area of 74,990 km^2 in the CCZ ("Marawa Area"). In 2013, the Company through its subsidiary DeepGreen Engineering Pte. Ltd. ("DGE") entered into an option agreement (the "Marawa Option Agreement") with Marawa which granted DGE exclusive rights to manage and carry out all exploration and exploitation in the Marawa Area in return for a royalty payable to Marawa. The Company is working with its strategic partner and investor, Allseas Group S.A. ("Allseas"), to develop a system to collect, lift and transport nodules from the seafloor to shore and to subsequently convert that system into an early commercial production system (Note 10).

The realization of the Company's assets and attainment of profitable operations is dependent upon many factors including, among other things: financing being arranged by the Company to continue operations, development of a nodule collection system for the recovery of polymetallic nodules from the seafloor as well as development of processing technology for the treatment of polymetallic nodules, the establishment of mineable reserves, the commercial and technical feasibility of seafloor polymetallic nodule collection and processing, metal prices, and regulatory approvals and environmental permitting for commercial operations. The outcome of these matters cannot presently be determined because they are contingent on future events and may not be fully under the Company's control.

119

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

2. **Basis of Presentation**

    Statement of Compliance

    These consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States ("U.S. GAAP") and include the accounts of TMC and its wholly-owned subsidiaries. The Company has applied the same accounting policies as in the prior year, except as disclosed below.

    All share and per share amounts have been adjusted to reflect the impact of the Business Combination (Note 6).

    Certain comparative figures in Note 10 have been reclassified to conform to the current period's presentation.

    Basis of Measurement

    These consolidated financial statements have been prepared under the historical cost convention, except for warrants liability that has been measured at fair value and are presented in United States ("US") dollars.

    Consolidation

    These consolidated financial statements include the financial statements of the Company and its subsidiaries. The principal subsidiaries of the Company, their activities, and their geographic locations as at December 31, 2022 were as follows:

Subsidiary	Principal Activity	Location	Proportion of Interest Held by the Company
DeepGreen Metals ULC	Mineral exploration	Canada	100%
DeepGreen Engineering Pte. Ltd.	Mineral exploration	Singapore	100%
DeepGreen Resources, LLC	Holding Company	USA	100%
Nauru Ocean Resources Inc.	Mineral exploration	Republic of Nauru	100%
Nauru Education and Training Foundation Inc. ("NEAT")	Holding Company	Republic of Nauru	100%
Nauru Health and Environment Foundation Inc. ("NHEF")	Holding Company	Republic of Nauru	100%
Tonga Offshore Mining Ltd.	Mineral exploration	Kingdom of Tonga	100%
Koloa Moana Resources Ltd.	Holding Company	Canada	100%
Offshore Minerals Pty. Ltd.	Mineral exploration	Australia	100%
DeepGreen TOML Singapore Pte. Ltd.	Mineral exploration	Singapore	100%
DeepGreen TOML Holding 1 Ltd.	Holding Company	British Virgin Islands	100%
DeepGreen TOML Holding 2 Ltd.	Holding Company	British Virgin Islands	100%
The Metals Company Australia Pty Ltd	Holding Company	Australia	100%
TMC The Metals Company UK Limited	Holding Company	United Kingdom	100%

    All inter-group balances have been eliminated on consolidation.

3. **Significant Accounting Policies**

    i.   **Foreign Currencies**

    The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and all its subsidiaries is the U.S. Dollar, except for NEAT and NHEF, whose functional currency is the Australian Dollar.

120

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated into the functional currency at the rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in currencies other than the U.S. Dollar are translated at rates prevailing at the date when the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in the statements of loss and comprehensive loss. Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

For consolidation purposes, the assets and liabilities of entities with functional currencies other than the US Dollar are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting changes are recognized in accumulated other comprehensive loss within equity as currency translation differences.

ii. **Use of Estimates**

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and the notes thereto. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuation of share-based payments, including valuation of incentive stock options (Note 15), as well as the valuation of warrants liability (Note 13). Actual results could differ materially from those estimates.

iii. **Loss Per Share**

Basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on the loss per share. The dilutive effect of convertible securities is reflected in the diluted loss per share by application of the "if converted" method. The dilutive effect of outstanding options and their equivalents is reflected in the diluted loss per share by application of the treasury stock method.

iv. **Financial Instruments**

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired, or have been transferred, and the Company has transferred substantially all risks and rewards of ownership. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled, or expires.

The Company's financial instruments consists of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and deferred acquisition costs which are recorded at amortized cost as well as warrants to acquire common shares of the Company which are measured at fair value.

v. **Fair Value of Financial Instruments**

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair value.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

The Company measures fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date. In accordance with U.S. GAAP, the Company utilizes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

- *Level 1* - Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

- *Level 2* - Valuations based on quoted prices for similar assets or liabilities, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

- *Level 3* - Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

There were no transfers between fair value measurement levels during the years ended December 31, 2022 and 2021.

As at December 31, 2022 and 2021, the carrying values of cash, receivables, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments. The financial instruments also include public and private warrants issued by the Company. The warrants are valued at fair value which is disclosed in Note 13.

vi. Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and term deposits with a remaining term to maturity at acquisition of three months or less. As at December 31, 2022 and 2021, the Company had no cash equivalents.

vii. Equipment

Equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, when it is probable that future economic benefits from such assets will flow to the Company and the cost of such assets can be measured reliably. The carrying amount of an asset is derecognized when it is replaced or taken out of service. Repairs and maintenance costs are charged to the statement of loss and comprehensive loss during the period they are incurred.

The major categories of equipment are amortized on a declining balance basis as follows:

Exploration and other equipment	30 %
Office equipment	30 %

The Company allocates the amount initially recognized to each asset's significant components and depreciates each component separately. Amortization methods and useful life of the assets are reviewed at each financial period end and adjusted on a prospective basis, if required.

Gains and losses on disposals of equipment are determined by comparing the proceeds with the carrying amount of the asset and are included in the statement of loss and comprehensive loss.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

viii. Leases

The Company determines if an arrangement is or contains a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities in the consolidated balance sheet. The Company does not have any finance leases.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Differences between the calculated lease payment and actual payment are expensed as incurred. Amortization of finance lease assets is recognized over the lease term. Interest expense on finance lease liabilities is recognized over the lease term in interest expense. The lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

The Company elected to apply the short-term lease recognition exemption to all of its lease arrangements and recorded an expense of $132 (2021: $132) for lease payments during the year ended December 31, 2022 relating to office premises and employee accommodations. Such lease expense is disclosed under general and administrative expenses within the statement of loss and comprehensive loss and forms part of cash flow from operating activities.

ix. Exploration Contracts

The Company is in the exploration stage with respect to its investment in exploration contracts and follows the practice of capitalizing costs related to the acquisition of such exploration contracts. The cost of exploration contracts will be charged to operations using a unit-of-production method based on proven and probable reserves once commercial production commences in the future.

x. Exploration and Evaluation Expenses

The Company expenses all costs related to exploration and development of exploration contracts. Such exploration and development costs include, but are not limited to, exploration contract management, geological, geochemical and geophysical studies, environmental studies and process development.

xi. Share-Based Compensation

Share-based compensation is measured at the grant date based on the fair value of the award and is recognized over the requisite service period. Share-based compensation costs are charged to exploration and evaluation expenses or general and administrative expenses in the statement of loss and comprehensive loss. The Company recognizes forfeiture of any awards as they occur. The Company records share-based compensation from the issuance of stock options and restricted share units ("RSUs") to employees with service-based conditions using the accelerated attribution method.

For stock options and restricted share units issued with performance conditions (Note 15), the Company recognizes share-based compensation cost when the specific performance targets become probable of being achieved using the accelerated attribution method. When these costs relate to equity financing, they are netted against share capital as a share issuance cost. The fair value of stock option awards with only service and/or performance conditions is estimated on the grant date using a Black-Scholes option-pricing model.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

For stock options issued with market conditions (Note 15), the Company recognizes share-based compensation cost over the expected achievement period for the related market capitalization milestone determined on the grant date. If the related market capitalization milestone is achieved earlier than its expected achievement period, then any unamortized share-based compensation cost for that milestone is recognized at that time. The fair value of market-based stock option awards is estimated on the grant date using Monte-Carlo simulations.

The Company at times grants common shares, stock options or RSUs in lieu of cash to certain vendors for their services to the Company. The Company recognizes the associated cost in the same period and manner as if the Company paid cash for the services provided.

xii. Warrants Liability

The Company evaluates all of its financial instruments, including issued share purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to U.S. GAAP Accounting Standard Coding ("ASC") 480, Distinguishing Liability from Equity, and ASC 815, Derivatives and Hedging. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The Company accounts for the Public Warrants and Private Warrants (as defined below) in accordance with the guidance contained in ASC 815 (Subtopic 40), Derivative and Hedging – Contracts in Entity's Own Equity ("ASC 815-40"), and the U.S. Securities and Exchange Commission ("SEC") Division of Corporation Finance's April 12, 2021 Public Statement, Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies ("SEC Statement"), under which, subsequent to the Business Combination, the 15,000,000 common share warrants issued by SOAC as part of the units offered in its initial public offering ("Public Warrants") were determined to meet the criteria for equity classification, while the 9,500,000 private placement common share warrants issued by SOAC in a private placement simultaneously with the closing of the initial public offering ("Private Warrants") did not meet the criteria for equity classification and must be recorded as liabilities. Specifically, the terms of the Private Warrants provide for potential changes to the settlement amounts dependent upon the characteristics of the warrant holder, and, because the holder of a Private Warrant is not an input into the pricing of a fixed-for-fixed option on equity shares, such provision would preclude the Private Warrants from being classified in equity and should be classified as a liability. Accordingly, the Company classified the Private Warrants as liabilities measured at fair value and adjusts the Private Warrants to their fair value at the end of each reporting period. The warrants liability is subject to re-measurement at each balance sheet date until exercised with any changes in fair value being recognized in the Company's statement of loss and comprehensive loss.

The Company granted warrants to Allseas on March 4, 2021 to acquire 11.6 million TMC common shares at a nominal value (the "Allseas Warrant"). The Allseas Warrant vested and became exercisable upon successful completion of the PMTS in the fourth quarter of 2022, and have been accounted for as equity, since the warrants do not meet the criteria to be classified as liability as defined in ASC Topic 480, Distinguishing Liabilities from Equity.

xiii. Income Taxes

Income tax expense represents the sum of current tax expense and deferred tax expense.

Current tax expense is based on taxable profit for the year and includes any adjustments to tax payable in respect of previous years. Taxable profit differs from accounting profit or loss as reported in the consolidated income statement because it excludes (i) items of income or expense that are taxable or deductible in other years and (ii) items that are never taxable or deductible. The Company's liability for current tax is calculated using tax rates that have been enacted by the balance sheet date. The Company's policy is to account for income tax related interest and penalties in income tax expense in the accompanying statements of loss and comprehensive loss.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

Deferred tax income taxes are accounted for using the asset and liability method. Deferred income tax assets and liabilities are based on temporary differences, which are differences between the accounting basis and tax basis of assets and liabilities, non-capital loss, capital loss, and tax credits carryforwards and are measured using the enacted tax rates and laws expected to apply when these differences reverse. Deferred tax benefits, including non-capital loss, capital loss, and tax credits carryforwards are recognized to the extent that realization of such benefits is considered more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated income statement in the period that enactment occurs. When realization of deferred income tax assets does not meet the more likely than not criterion for recognition, a valuation allowance is provided.

Significant Accounting Policies Adopted during the year

Share-Based Compensation under the Employee Stock Purchase Plan

During the second quarter of 2022, the Company adopted an employee stock purchase plan (the "ESPP") whereby employees can purchase common shares of the Company at a 15% discount to its share price at the time of purchase, through payroll deductions (Note 15). Employee contributions are converted into common shares at a discount to the lower of the share price at the beginning of the offering period and the share price at the end of the purchase period. The fair value of the shares purchased under the ESPP is estimated on the grant date using a Black-Scholes option-pricing model and is reported as share-based compensation over the offering period, using the accelerated attribution method. Share-based compensation costs are charged to exploration and evaluation expenses or general and administrative expenses in the statement of loss and comprehensive loss.

4. **Significant Accounting Estimates and Judgements**

The preparation of financial statements in accordance with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Significant management judgments and estimates were applied to the following areas:

i. **Valuation of Share-Based Payments**

TMC recognized the cost of share-based awards granted to employees, non-employees and directors based on the estimated grant-date fair value of the awards. TMC determined the fair value of stock options and Restricted Share Units using the Black-Scholes option pricing model, which was impacted by the following assumptions:

- Fair Value of Common Shares on the Date of the Grant — The Company valued its common shares at the closing market price of the share as quoted on NASDAQ.
- Expected Term—TMC used the term of the award when calculating the expected term due to insufficient historical exercise data.
- Expected Volatility—As TMC's shares were not actively traded prior to closing of the Business Combination, the volatility is based on a benchmark of comparable companies within the mining industry.
- Expected Dividend Yield—The dividend rate used is zero as TMC has never paid any cash dividends on common shares and does not anticipate doing so during the expected life of the stock options.
- Risk-Free Interest Rate—The interest rates used are based on the implied yield available on Canadian Treasury zero-coupon issues with an equivalent remaining term equal to the expected life of the award.

125

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

This valuation approach involves the use of estimates, judgments and assumptions that are subjective, such as those regarding the probability of future events. Changes in these estimates and assumptions impact the Company's valuation as of the valuation date and may have a material impact on the valuation of the Company's common shares. Changes in these assumptions used to determine the fair value of incentive stock options, including the vesting timeline of granted stock options, could have a material impact on the Company's loss and comprehensive loss.

Prior to closing of the Business Combination, TMC estimated the fair value of common shares issued for services using the Probability Weighted Expected Return Method ("PWERM"). The Company applied the PWERM by first defining the range of potential future liquidity outcomes, including the share price used for its most recent private placements and the share price used for the Business Combination, then allocating its value based on the probability of that event occurring.

ii. **Valuation of Warrants Liability**

The Company re-measures the fair value of the Private Warrants at the end of each reporting period. The fair value of the Private Warrants was estimated using a Black-Scholes option pricing model whereby the expected volatility was estimated using a binomial model based on consideration of the implied volatility from the Company's Public Warrants adjusted to account for the call feature of the Public Warrants at prices above $18.00 during 20 trading days within any 30-trading day period.

iii. **Evaluation of Going Concern**

The Company evaluates its ability to operate as a going concern at each reporting period. This evaluation requires the Company to estimate its cash flow commitments over a forecast period of twelve months and whether it has the financial ability to pay for such commitments. Changes in these estimates and assumptions may have a material impact on this assessment.

5. **Recent Accounting Pronouncements Issued and Adopted**

Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options

In May 2021, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2021-04, "Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Issuer's Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options", which clarified and reduced diversity in an issuer's accounting for modifications or exchanges of freestanding equity-classified written call options that remain equity classified after modification or exchange. Specifically, an issuer should treat a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange as an exchange of the original instrument for a new instrument. Modification or an exchange that is a part of or directly related to a modification or an exchange of an existing debt instrument should be measured as the difference between the fair value of the modified or exchanged written call option and the fair value of that written call option immediately before it is modified or exchanged. The effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange on the basis of the substance of the transaction should be recognized in the same manner as if cash had been paid as consideration. ASU 2021-04 is effective for fiscal periods ending on or after December 15, 2021, with early adoption permitted. ASU 2021-04 is applied prospectively to modifications or exchanges occurring on or after the effective date. The adoption of ASU 2021-04 on January 1, 2022 did not have a material impact on the Company's consolidated financial statements.

6. **Business Combination**

On March 4, 2021, SOAC and DeepGreen entered into a business combination agreement ("BCA") in which SOAC would combine with DeepGreen, relist on the Nasdaq and SOAC would be renamed to TMC. The Business Combination was consummated on September 9, 2021, whereby SOAC acquired all of the outstanding common shares of DeepGreen.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

Pursuant to the BCA, shareholders of DeepGreen exchanged their DeepGreen common shares at a ratio of 1.157862 TMC common shares per DeepGreen common share ("Exchange Ratio") and received approximately 203.9 million TMC common shares and a total of 120.1 million Class A to H special shares ("Special Shares"). Each class of Special Shares automatically convert to TMC common shares if TMC common shares trade at a price on any 20 trading days within any 30- trading day period that is greater than or equal to the specific trigger price for the respective class of Special Share. The trigger prices range from $15 per share to $200 per share.

In connection with the Business Combination, the SOAC sponsors were entitled to an additional 0.5 million Class I Special Shares and 0.7 million Class J Special Shares which are convertible to TMC common shares if TMC common shares trade for a price on any 20 trading days within any 30-trading day period that is greater than or equal to $50.00 per share and $12.00 per share, respectively.

Additionally, existing DeepGreen options were automatically adopted by TMC (the "Rollover Options") after application of the Exchange Ratio to both the underlying number of common shares and the exercise price. These Rollover Options did not change in value as a result of the Business Combination. The Rollover Options also entitle holders thereof to a pro-rata portion of up to an aggregate of 14.9 million Special Shares if exercised.

Lastly, the warrants granted to Allseas to acquire 10 million DeepGreen common shares at a nominal value (the "Allseas Warrant") have been assumed by TMC and have become warrants to purchase 11.6 million TMC common shares, in accordance with its terms.

Below is a summary of the Special Shares and their respective vesting thresholds, assuming the full amount of Special Shares from Rollover Options are issued:

Special Share Class	A	B	C	D	E	F	G	H	I	J
Share Trigger price ($)	15	25	35	50	75	100	150	200	50	12
Special Shares (million)	5	10	10	20	20	20	25	25	0.5	0.7

The following table reconciles the cash proceeds from the Business Combination:

Cash proceeds from SOAC	$	27,328
Cash proceeds from sale of equity securities		110,300
Gross cash received by TMC from Business Combination		137,628
Less: Transaction costs settled in cash		(33,163)
Net contributions from Business Combination	$	**104,465**

In addition to the transaction costs settled in cash above, the Company incurred $3.5 million of transaction costs which were settled by the issuance of 873,953 common shares on October 7, 2021.

Prior to the Business Combination, SOAC had 30.0 million Class A common shares with a par value of $0.0001 per share ("SOAC Class A Shares") outstanding and 7.5 million Class B common shares with a par value of $0.0001 per share ("SOAC Class B Shares") held by Sustainable Opportunities Holdings LLC (the "Sponsor").

In connection with the Business Combination, 27.3 million SOAC Class A Shares were redeemed by public shareholders. On September 9, 2021, each remaining issued and outstanding share of SOAC Class A Shares automatically converted, on a one-for-one basis, into TMC common shares and 6.8 million outstanding shares of SOAC Class B Shares automatically converted, on a one-for-one basis, into TMC common shares and 0.7 million outstanding shares of SOAC Class B Shares converted into Class J Special Shares. The TMC common shares also changed from having a par value of $0.0001 per share to no par value.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

The number of TMC common shares issued immediately following the consummation of the Business Combination is summarized as follows:

Shares by type	Number of shares
SOAC Class A shares outstanding prior to the Business Combination	30,000,000
Less: Redemption of SOAC Class A shares	(27,278,657)
SOAC Class A shares outstanding and converted to TMC common shares	2,721,343
Shares issued in the Private Investment in Public Equity ("PIPE")	11,030,000
Conversion of SOAC Class B shares to TMC common shares	6,759,000
Shares issued to SOAC and PIPE investors	20,510,343
Shares issued to the DeepGreen shareholders	203,874,981
Total TMC common shares outstanding at close of Business Combination	**224,385,324**

The Company incurred transaction costs related to the Business Combination of approximately $42.1 million, of which $5.4 million, incurred prior to the closing of the Business Combination becoming probable, are included in general and administrative expenses on the consolidated statements of loss and other comprehensive loss. The remaining $36.7 million of transaction costs were capitalized to common shares on the consolidated balance sheet.

The Business Combination was accounted for as a reverse acquisition with no goodwill or intangible assets being recorded. As SOAC had no operations, the net assets acquired were recorded at their historical cost. Adjustments related to the Business Combination including consideration paid to DeepGreen shareholders and any other adjustments to eliminate the historical equity of SOAC and recapitalize the equity of DeepGreen were recorded to common shares to reflect the effective issuance of common shares to SOAC and PIPE investors in the Business Combination.

7. **TOML Acquisition**

On March 31, 2020, the Company entered into an acquisition agreement to wholly acquire TOML and other entities in the group from Deep Sea Mining Finance Ltd. (the "TOML Acquisition"). Total purchase price of the TOML Acquisition, before transaction costs, was $32.0 million. TOML holds an ISA exploration contract in the CCZ ("TOML Exploration Contract") and some exploration related equipment.

The net assets acquired as part of the TOML Acquisition were as follows:

Net assets acquired	
Total acquisition cost	$ **32,047**
Allocated to:	
Equipment	21
Exploration contracts (Note 10)	42,701
Deferred tax liability[1]	(10,675)
Net assets acquired	$ **32,047**

1. A deferred tax liability was recognized by the Company on the acquisition which related to differences between the book value and the tax basis of the TOML exploration contract.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

8. **Receivables and Prepayments**

The amounts of outstanding receivables and prepayments at December 31, 2022 and 2021 are as follows:

	December 31 2022	December 31 2021
Taxes and other receivables	$ 117	$ 64
Prepayments	2,643	3,622
	$ 2,760	$ 3,686

9. **Equipment**

The movements in the Company's capital equipment are as follows:

Cost	Exploration and other equipment	Office equipment	Total
December 31, 2020	$ 2,240	$ 21	$ 2,261
Additions	560	—	560
December 31, 2021	**2,800**	**21**	**2,821**
Additions	1,026	—	1,026
December 31, 2022	$ **3,826**	$ **21**	$ **3,847**
Accumulated depreciation			
December 31, 2020	$ (933)	$ (18)	$ (951)
Amortization for the year	(453)	(1)	(454)
December 31, 2021	**(1,386)**	**(19)**	**(1,405)**
Amortization for the year	**(416)**	**(1)**	**(417)**
December 31, 2022	$ **(1,802)**	$ **(20)**	$ **(1,822)**
Net book value			
As at December 31, 2021	$ 1,414	$ 2	$ 1,416
As at December 31, 2022	$ **2,024**	$ **1**	$ **2,025**

10. **Exploration Contracts**

Significant Exploration Agreements

NORI Exploration Contract:

The Company's wholly-owned subsidiary, NORI, was granted the NORI Exploration Contract on July 22, 2011 under the sponsorship of Nauru. The contract application fee of $0.3 million, provides NORI with exclusive rights to explore for polymetallic nodules in the NORI Area for an initial term of 15 years (renewable for successive five-year periods) subject to complying with the exploration contract terms (Note 20) and provides NORI with the priority right to apply for an exploitation contract to collect polymetallic nodules in the same area.

NORI has a right to renounce, without penalty, in whole or part of its rights in the NORI Area at any time and therefore does not have a fixed commitment with relation to the NORI Exploration Contract (Note 20).

129

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

Marawa Agreements:

Marawa executed the Marawa Exploration Contract with the ISA on January 19, 2015. The Marawa Exploration Contract provides Marawa with exclusive rights to explore for polymetallic nodules in the Marawa Area for an initial term of 15 years (subject to renewal for successive five-year periods) subject to complying with the exploration contract terms and the priority right to apply for an exploitation contract to collect polymetallic nodules in the same area.

On March 17, 2012, the Company's wholly-owned subsidiary, DeepGreen Engineering Pte. Ltd. ("DGE"), entered into an Option Agreement ("Marawa Option Agreement") with Marawa and Kiribati. Under the amended Marawa Option Agreement dated October 1, 2013, DGE paid an option fee of $0.3 million to acquire the right to purchase tenements, as may be granted to Marawa by the ISA or any other regulatory body, for the greater of $0.3 million or the value of any amounts owing to DGE by Marawa. The exercise period for the option is a maximum of 40 years after the date of the execution of the amended Marawa Option Agreement.

On October 1, 2013, DGE also entered into a services agreement ("Marawa Services Agreement") with Marawa and Kiribati, which grants DGE the exclusive right to carry out all exploration and collection in the Marawa Area. Under the Marawa Services Agreement, DGE will pay to the ISA, on behalf of Marawa, the following: $47 thousand annual exploration fees, ISA royalties and taxes, and the ISA exploitation application fee of $0.3 million. In addition, DGE will ensure that the activities carried out in the Marawa Area by DGE and any other service contractor complies with the ISA regulations and any other required regulations.

The Marawa Services Agreement grants DGE the right to recover any and all polymetallic nodules from the Marawa Area by paying Kiribati a royalty per wet tonne of polymetallic nodules collected (adjusted for inflation from October 1, 2013 onwards).

DGE has the right to terminate the Marawa Services Agreement at its sole discretion by giving written notice to Marawa and Kiribati, and such termination shall take effect two months following the date of the termination notice, provided that DGE shall pay to the ISA on behalf of Marawa the fees or payments legally owed to the ISA by Marawa (including the annual ISA exploration fee and ISA royalties and taxes) that are outstanding at the date of termination or that are incurred within 12 months after the date of such termination. There are no other longer-term commitments with respect to the Marawa Option Agreement and the Marawa Services Agreement.

As at December 31, 2022, Marawa had no amounts owing to DGE under the Marawa Services Agreement and no purchase tenements had been granted to Marawa.

TOML Exploration Contract:

TOML was granted the TOML Exploration Contract on January 11, 2012 under the sponsorship of Tonga. The TOML Exploration Contract provides TOML with exclusive rights to explore for polymetallic nodules in the TOML Area for an initial term of 15 years (renewable for successive five-year periods) subject to complying with the exploration contract terms and a priority right to apply for an exploitation contract to collect polymetallic nodules in the same area.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

Strategic Partnerships

Strategic Alliance with Allseas Pilot Mining Test Project

On March 29, 2019, the Company and Allseas entered into a Strategic Alliance Agreement ("SAA") with the objective to develop and operate commercial nodule collection systems in the Company's contract areas. The SAA included the intent to develop and deploy a Pilot Mining Test System ("PMTS"), the successful completion of which would support the Company's application for an exploitation contract with the ISA. Allseas committed to a fixed price development contract and would own all intellectual property used and generated in the development of the PMTS. Upon successful completion of the pilot trial of the PMTS in NORI Area D, the Company and Allseas agreed to enter into a nodule collection and shipping agreement whereby Allseas would provide commercial services for the collection of the first 200 million metric tonnes of polymetallic nodules on a cost plus 50% profit basis. Under the terms of the SAA, Allseas subscribed for and ultimately received 7.7 million common shares for a total of $20.0 million paid in cash to the Company.

On July 8, 2019, as contemplated by the SAA, the Company and Allseas entered into the Pilot Mining Test Agreement ("PMTA") which governs the terms, design specifications, procedures, and timetable under which Allseas agreed to complete a pilot trial of the PMTS in NORI Area D. Under the PMTA, in exchange for Allseas' development efforts, upon successful delivery of the pilot trial of the PMTS in NORI Area D by Allseas, the Company agreed to pay Allseas: (a) $30.0 million in cash and (b) issue 11.6 million common shares.

Contract Amendments

On February 20, 2020, the PMTA was amended to recognize the acquisition by Allseas of the *Hidden Gem*, a former drillship to be converted into a surface production vessel that would first be used as part of the PMTS, and later as part of the commercial production system. The Company paid an additional: (a) $10.0 million in cash and (b) $10.0 million by issuing 3.2 million common shares valued at $3.11 per share.

On March 4, 2021 and June 30, 2021, the Company and Allseas further amended the PMTA whereby, instead of issuing 11.6 million common shares upon successful delivery of the pilot trial of the PMTS in NORI Area D, the Company issued the Allseas Warrant (Note 13).

The 2021 contract amendments also restructured the original $30.0 million lump sum cash payment upon successful delivery of the PMTS to:

● $10 million within 10 business days of the closing of the Business Combination and Allseas providing confirmation of placing an order for certain equipment and demonstrating certain progress on construction of the PMTS;
● $10 million on the later of (i) January 1, 2022, and (ii) confirmation of successful completion of the North Sea drive test; and
● $10 million upon successful completion of the pilot trial of the PMTS in NORI Area D.

On October 5, 2021, the first $10 million payment was paid to Allseas for successfully reaching the first progress milestone, with the completion of the Business Combination and by confirming the order of certain equipment and demonstrating certain progress on construction of the PMTS. The Company made the second $10 million payment of the amended PMTA on April 25, 2022, upon successful completion of the North Sea drive test on March 25, 2022.

131

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

The Company accounts for the first two milestone payments in accordance with ASC 730, *Research and Development,* as these payments represented progress payments. Accordingly, the Company expenses the payments according to when the services are performed. Therefore, the Company records the expense on a straight-line basis over the life of the contract which resulted in total expenses of $5.8 million (2021: $14.3 million) recorded as exploration and evaluation expenses for the year ended December 31, 2022. On November 11, 2022, the Board approved the successful completion of the PMTS in NORI Area D and payment of the third milestone amounting to $10 million by issuing 10 million common shares to Allseas. On February 13, 2023, the contract was further amended to allow TMC to pay the third milestone payment to Allseas in shares and these shares were issued to Allseas on February 23, 2023. In relation to the third milestone payment, the Company has recorded an expense equal to $8.7 million based on the fair market value of the Company's shares on November 11, 2022.

As at December 31, 2022, Allseas owned 23.7 million TMC common shares (2021: 16.2 million TMC common shares) which constituted 8.9% (2021: 7.2%) of total common shares outstanding. The Allseas total share ownership includes 3.2 million shares issued in a private placement in June 2020. On February 23, 2023 the Company settled the third milestone payment of $10 million and additional PMTS overage charges equal to $0.9 million by issuing 10.9 million common shares to Allseas (Note 24).

Reconciliation – Exploration Contracts

A reconciliation of the Company's capitalized exploration contracts is as follows:

	NORI Contract		Marawa Option Agreement		TOML Contract		Total
December 31, 2021	$	250	$	199	$	42,701	$	43,150
December 31, 2022	**$**	**250**	**$**	**199**	**$**	**42,701**	**$**	**43,150**

Exploration and Evaluation Expenses

The detail of exploration and evaluation expenses is as follows:

For the year ended December 31, 2022	NORI Exploration Contract	Marawa Option Agreement	TOML Exploration Contract	Total
Environmental Studies	$ 38,022	$ —	$ —	$ 38,022
Exploration Labor	4,420	758	842	6,020
Share-Based Compensation *(Note 15)*	6,086	1,167	1,235	8,488
Mining, Technological and Process Development	1,823	47	118	1,988
PMTS	15,603	670	1,546	17,819
Allseas Warrant *(Note 13)*	62,910	—	6,990	69,900
Sponsorship, Training and Stakeholder Engagement	891	194	476	1,561
Other	706	16	79	801
	$ 130,622	$ 2,852	$ 11,291	$ 144,599

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

For the year ended December 31, 2021	NORI Exploration Contract	Marawa Option Agreement	TOML Exploration Contract	Total
Environmental Studies	$ 40,204	$ —	$ —	$ 40,204
Exploration Labor	2,769	606	672	4,047
Share-Based Compensation *(Note 15)*	17,116	4,401	5,453	26,970
Mining, Technological and Process Development	5,054	179	179	5,412
PMTS	11,568	1,446	1,446	14,460
Sponsorship, Training and Stakeholder Engagement	760	81	281	1,122
Other	673	93	25	791
	$ 78,144	$ 6,806	$ 8,056	$ 93,006

11. General and Administrative Expenses

	For the year ended December 31, 2022		For the year ended December 31, 2021
Professional and consulting fees[1]	$	**6,795**	$ 10,697
Investor relations [2]		**1,514**	6,204
Office and sundry		**4,926**	2,023
Salaries and wages		**5,921**	3,412
Director fees		**788**	404
Share-based compensation		**8,596**	33,370
Transfer agent and filing fees		**378**	82
Travel expenses		**600**	341
Other expenses		**—**	50
General and Administrative Expenses	$	**29,518**	$ 56,583

[1] Professional and consulting fees include $1 million of equity (RSU) settled expenses in 2022 (2021: Nil).

[2] Investor relations include $0.3 million of equity (RSU) settled expenses in 2022 (2021: $0.2 million).

12. Convertible Debentures

In February 2021, the Company issued a total of $26 million in convertible debentures. The convertible debentures had an interest rate of 7.0% per annum, compounded annually, and had a maturity date of 24 months from the date of issuance.

On September 9, 2021, the outstanding debentures were converted and as a result, the Company issued 3,068,673 common shares consisting of $25.5 million and $1.0 million of principal and accrued interest, respectively.

13. Warrants

For accounting purposes, the Company was considered to have issued the Public Warrants and Private Warrants as part of the Business Combination (Note 6).

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

Public Warrants

Each whole Public Warrant entitles the holder to purchase one TMC common share at a price of $11.50 per share beginning on October 9, 2021, subject to restrictions described below. As at December 31, 2022, 15,000,000 Public Warrants were outstanding. Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the units and only whole Public Warrants will trade. The Public Warrants will expire on September 9, 2026 or earlier upon redemption or liquidation. Public Warrant holders do not have the rights or privileges of holders of common shares nor any voting rights until they exercise their warrants and receive common shares.

The Company will not be obligated to deliver any common shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act of 1933, as amended ("Securities Act") with respect to the common shares underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No Public Warrants will be exercisable and the Company will not be obligated to issue a common share upon exercise of a Public Warrant unless the common share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any Public Warrants. In the event that a registration statement is not effective for the exercised Public Warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the common share underlying such unit. On July 1, 2022, the Company filed a post-effective amendment to the Registration Statement on Form S-1 with respect to the common shares underlying the Public Warrants and Private Warrants, which was declared effective by the SEC on July 12, 2022.

The Company may call the Public Warrants for redemption:

- in whole and not in part;
- at a price of $0.01 per warrant;
- upon a minimum of 30 days' prior written notice of redemption; and
- if, and only if, the closing price of the common shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-day trading period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption in certain circumstances, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a cashless basis, by surrendering the Public Warrants for a number of common shares per warrant equal to the lesser of:

- the quotient obtained by dividing (x) the product of the number of common shares underlying such warrant, multiplied by the excess of the average reported closing price of common shares for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders ("Fair Market Value") over the warrant price by (y) the Fair Market Value, and
- 0.365.

As at December 31, 2022, the value of outstanding Public Warrants of $19.5 million was recorded in additional paid in capital.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

Private Warrants

As at December 31, 2022, 9,500,000 Private Warrants were outstanding. The Private Warrants (including the common shares issuable upon exercise of the Private Warrants) were not transferable, assignable or salable until October 9, 2021, except to permitted transferees. The Private Warrants are identical to the Public Warrants, except that so long as they are held by the Sponsor or any of its permitted transferees:

(i) the Private Warrants are exercisable for cash or on a cashless basis, at the holder's option, and
(ii) the Private Warrants are not redeemable by the Company.

The Private Warrants are subject to the Company's redemption option at the price of $0.01 per warrant, if not held by the Sponsor or any of its permitted transferees, provided that the other conditions of such redemption are met, as described above. If holders of the Private Warrants elect to exercise the warrants on a cashless basis, the holder would pay the exercise price by surrendering their Private Warrants for a number of common shares equal to:

● the quotient obtained by dividing (x) the product of the number of common shares underlying the warrants, multiplied by the excess of the average reported closing price of the common shares for the ten trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent ("fair market value") over the exercise price of the warrants by (y) the fair market value.

If the Private Warrants are held by a holder other than the Sponsor or any of its permitted transferees, the Private Warrants are redeemable by the Company in all redemption scenarios applicable to the Public Warrants and exercisable by such holders on the same basis as the Public Warrants. In December 2021, the Private Warrants were transferred to permitted transferees.

The Company evaluated the Private Warrants under ASC 815-40, in conjunction with the SEC Statement, and concluded that they do not meet the criteria to be classified in shareholders' equity. Specifically, the terms of the warrants provide for potential changes to the settlement amounts dependent upon the characteristics of the warrant holder, and, because the holder of a warrant is not an input into the pricing of a fixed-for-fixed option on equity shares, such provision would preclude the warrant from being classified in equity and thus the warrants should be classified as a liability.

The Private Warrants were valued using a Black-Scholes model, which resulted in a Level 3 fair value measurement. The primary unobservable input utilized in determining the fair value of the Private Warrants was the expected volatility of the Company's common shares. The expected volatility was estimated using a binomial model based on consideration of the implied volatility from the Company's Public Warrants adjusted to account for the call feature of the Public Warrants at prices above $18.00 during 20 trading days within any 30-trading day period.

As at December 31, 2022, the fair value of outstanding Private Warrants of $1 million is recorded as warrants liability. The following table presents the changes in the fair value of warrants liability:

	Private Warrants
Warrants liability as at December 31, 2021	$ 3,126
Reduction in fair value of warrants liability	(2,143)
Warrants liability as at December 31, 2022	**$ 983**

135

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

As at December 31, 2022, the fair value of the Private Warrants was estimated using the following assumptions:

	December 31, 2022	December 31, 2021
Exercise price	$ 11.50	$ 11.50
Share price	$ 0.77	$ 2.08
Volatility	88.05 %	64.6 %
Term	3.69 years	4.7 years
Risk-free rate	4.04 %	1.2 %
Dividend yield	0.0 %	0.0 %

There were no exercises or redemptions of the Public Warrants or Private Warrants during the year ended December 31, 2022.

Allseas Warrant

The Allseas Warrant was granted on March 4, 2021, vested and became exercisable for 11.6 million common shares upon successful completion of the PMTS in November 2022, and will expire on September 30, 2026.

The Company recognized a charge of $69.9 million in the fourth quarter of 2022 (nil in 2021), representing the fair market value of the Allseas Warrant on the date it was granted. Fair market value was determined using the DeepGreen's share price on the date the Allseas Warrant was granted to Allseas ($7.00 per share), reduced by the exercise price of $0.01 per share.

14. **Common Shares**

Authorized and Issued

As at December 31, 2022, the authorized, issued and outstanding common shares and Special Shares of the Company are as follows:

	Authorized	Issued and Outstanding
Common shares	Unlimited, with no par value	266,812,131
Class A Special Shares	5,000,000, with no par value	4,448,259
Class B Special Shares	10,000,000, with no par value	8,896,399
Class C Special Shares	10,000,000, with no par value	8,896,399
Class D Special Shares	20,000,000, with no par value	17,792,922
Class E Special Shares	20,000,000, with no par value	17,792,922
Class F Special Shares	20,000,000, with no par value	17,792,922
Class G Special Shares	25,000,000, with no par value	22,241,179
Class H Special Shares	25,000,000, with no par value	22,241,179
Class I Special Shares	500,000, with no par value	500,000
Class J Special Shares	741,000, with no par value	741,000

The holders of the Company's common shares are entitled to one vote for each common share held.

Each class of Special Shares do not have voting rights and do not participate in earnings. The Special Shares automatically convert to TMC common shares if TMC common shares trade at a price on any 20 trading days within any 30-trading day period that is greater than or equal to the specific trigger price for the respective class of Special Share. The trigger prices range from $15 per share to $200 per share (refer to Note 6 for details). As the Special Shares meet the indexation and equity classification criteria under ASC 815-40, the Special Shares have been classified as equity instruments at issuance.

As at December 31, 2021, all 509,459 DeepGreen Class B Preferred Shares were converted to common shares.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

Common Share Continuity

In accordance with ASC 805, under a reverse recapitalization, the equity structure reflects the equity structure of SOAC, as the legal acquirer, including the equity interests SOAC issued to affect the Business Combination. Accordingly, the Company has restated its equity structure using the Exchange Ratio of the Business Combination to reflect the number of shares of SOAC issued in the reverse acquisition. The share amounts stated below have been recast from the historical share totals of DeepGreen to reflect the Exchange Ratio.

Common shares	Number		Amount
December 31, 2020	189,493,593	$	154,431
Issued for services *(Note 10& 11)*	4,432,606		26,960
Exercise of stock options	6,312,756		14,297
Conversion of restricted share units *(Note 15)*	173,216		399
Conversion of preferred shares to common shares	509,459		550
Issued in Business Combination *(Note 6)*	21,384,296		72,411
Conversion of debentures *(Note 12)*	3,126,567		27,003
December 31, 2021	**225,432,493**	**$**	**296,051**
Issuance of shares under PIPE financing *(Note 19)*	**38,266,180**		**29,621**
Exercise of stock options	**118,461**		**142**
Conversion of restricted share units *(Note 15)*	**2,877,068**		**6,875**
Share purchase under Employee Stock Purchase Plan (Note 15)	**117,929**		**193**
December 31, 2022	**266,812,131**	**$**	**332,882**

15. Share-Based Compensation

The Company's 2021 Incentive Equity Plan (the "Plan") provides that the aggregate number of common shares reserved for future issuance under the Plan as of December 31, 2022 is 33,699,685 common shares, provided that 2,243,853 of the outstanding common shares shall only be available for awards made to non-employee directors of the Company. On the first day of each fiscal year beginning in 2022 to the tenth anniversary of the closing of the Business Combination, the number of common shares that may be issued pursuant to the Plan is automatically increased by an amount equal to the lesser of 4% of the number of outstanding common shares or an amount determined by the board of directors.

Stock options

Pursuant to the Company's stock option plan, directors may, from time to time, authorize the issuance of stock options to directors, officers, employees, and consultants of the Company and its subsidiaries. The board of directors grants such options with vesting periods and exercise prices determined at its sole discretion. As described in Note 6, existing DeepGreen options were automatically adopted by TMC after application of the Exchange Ratio to both the underlying number of common shares and the exercise price and provided for additional Special Shares to be issued to option holders on a pro-rata basis, if exercised. The Rollover Options did not change in value as a result of the Business Combination. Comparative information below has been restated by adjusting for the number of options and exercise prices for the Exchange Ratio.

As at December 31, 2022, there were 15,356,340 stock options outstanding under the Company's Short-Term Incentive Plan ("STIP") and 9,783,922 stock options outstanding under the Company's Long-Term Incentive Plan ("LTIP"). The Company makes awards under the STIP and LTIP under its equity incentive plans in effect at the time of the award, which is currently the Plan.

No new stock options were granted by the Company under the STIP or LTIP plans during 2022.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

Outstanding under STIP plan:

A continuity schedule summarizing the movements in the Company's stock options under the STIP plan is as follows:

	Number of Options Outstanding	Weighted average exercise price per option	Aggregate intrinsic value of stock options	Weighted average contractual life (years)
Outstanding – December 31, 2020	15,549,977	$ 0.80	$ 36,126	7.34
Granted	6,373,203	2.10	—	—
Expired	(50,946)	0.39	—	—
Cancelled/Forfeited	(57,893)	0.65	—	—
Exercised	(6,310,593)	0.67	—	—
Outstanding – December 31, 2021	**15,503,748**	**$ 1.40**	**$ 17,415**	**6.33**
Granted	—	—	—	—
Expired	—	—	—	—
Cancelled/Forfeited	(28,947)	2.60	—	—
Exercised	(118,461)	0.65	—	—
Outstanding – December 31, 2022	**15,356,340**	**$ 1.40**	**$ 1,582**	**5.11**
Vested and expected to vest – December 31, 2022	**15,356,340**	**$ 1.40**	**$ 1,582**	**5.11**
Vested and exercisable – December 31, 2022	**14,738,815**	**$ 1.13**	**$ 1,582**	**5.10**

A summary of the Company's stock options granted and outstanding under the Company's STIP as at December 31, 2022 is as follows:

Expiry Date	Exercise price	Weighted average life to expiry (years)	Number of Options Outstanding	Number of Options Exercisable
June 30, 2023	$ 0.87	0.5	162,100	162,100
March 31, 2024	$ 0.65	1.25	73,811	73,811
December 31, 2025	$ 0.65	3.00	11,578	11,578
January 27, 2026	$0.52 - $2.59	3.08	1,075,229	1,075,229
February 2, 2026	$ 0.65	3.09	57,893	57,893
February 17, 2026	$0.22 - $0.52	3.13	431,494	431,494
June 1, 2028	$0.65 - $8.64	5.42	12,849,518	12,231,993
June 30, 2028	$ 2.59	5.50	694,717	694,717
			15,356,340	**14,738,815**

The total grant date fair value of STIP stock options that vested during the year ended December 31, 2022, was $2.4 million. As at December 31, 2022, total unrecognized share-based compensation expense of $0.6 million is expected to be recognized over a weighted-average recognition period of approximately one year.

On March 4, 2021, the Company granted 9,783,922 stock options under its LTIP. These stock options have an exercise price of $0.65 per option and expire on June 1, 2028. The aggregate intrinsic value of LTIP stock options as at December 31, 2022 was $1.2 million. None of the LTIP stock options were exercisable on December 31, 2022. The Company expects LTIP options to vest as and when the market and performance milestones described below are achieved. As at December 31, 2022, total unrecognized share-based compensation expense for the LTIP stock options was $23 million.

As at December 31, 2022, the fair value of the Company's common shares was $0.77 per share. As at December 31, 2022, the Company used the closing market price of its common shares to determine the intrinsic value of outstanding stock options.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

The aggregate intrinsic value of stock options exercised during the year ended December 31, 2022 was $62 thousand.

Activity and Valuation

During 2022, the board of directors approved the extension of the expiry dates of certain stock option grants to reflect the extension of various consulting contracts, resulting in share-based compensation expense of $0.4 million.

The fair value of these modifications was calculated using Black-Scholes option pricing models.

Outstanding under LTIP plan:

The stock options granted under the Company's LTIP plan have an exercise price of $0.65 per share and expire on June 1, 2028. The LTIP awards vest as follows:

(1) Tranche 1 - 25% when the Company's market capitalization equals $3 billion;
(2) Tranche 2 - 35% when the Company's market capitalization equals $6 billion;
(3) Tranche 3 - 20% upon the date that the ISA grants an exploitation contract to the Company; and
(4) Tranche 4 - 20% upon the commencement of the first commercial production following the grant of the exploitation contract.

Tranche 1 and Tranche 2 vest based on the Company's market capitalization of $3 billion and $6 billion, respectively. Accordingly, these options are determined to be market-based awards for which the Company has calculated fair value and derived a service period through which to expense the related fair value. The options included in Tranche 1 and Tranche 2 had a grant date fair value of $5.59 per share and $5.42 per share and derived service periods of 0.33 years and 1.41 years, respectively. The Company will expense these awards ratably over the remaining service period.

Tranche 3 and Tranche 4 of the LTIP stock options vest based on the date the ISA grants an exploitation contract and the commencement of commercial production. These options are determined to be performance-based awards. The Company will recognize compensation costs for the performance-based awards if and when the Company concludes that it is probable that the performance conditions will be achieved. As at December 31, 2022, no compensation expense related to the performance based awards was recorded as the awarding of an ISA contract is outside the control of the Company. The Company will reassess the probability of the vesting of the performance-based awards at each reporting period and adjust the compensation cost when determined to be probable.

The fair value of awards granted under the LTIP was estimated on the date of grant using the following weighted average assumptions:

	Tranche 1 and Tranche 2[1]	Tranche 3[2]	Tranche 4[2]
Expected stock price volatility	91.0 %	91.2 %	91.2 %
Expected life of options (years)	7.3 years	5.2 years	5.4 years
Risk-free interest rate	1.3 %	0.8 %	0.9 %
Expected dividend yield	0.0 %	0.0 %	0.0 %
Estimated per share fair value of the Company's common shares	$ 6.05	$ 6.05	$ 6.05

1. The fair value of the market-based awards granted under the LTIP was estimated on the date of grant using a Monte-Carlo model to simulate a distribution of future share prices.
2. The fair value of the performance-based awards granted under the LTIP was estimated on the date of grant using the Black-Scholes option pricing model.

Changes in these assumptions could have a material impact on the Company's loss and comprehensive loss.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

During the year ended December 31, 2022, the Company recognized $9.5 million of share-based compensation expense for stock options (originally issued under STIP and LTIP plans) in the statement of loss and comprehensive loss (2021: $59.3 million).

Share-based compensation expense for stock options totaling $4.8 million related to general and administration matters were charged to the statement of loss and comprehensive loss for the year ended December 31, 2022 (2021: $32.7 million). The Company recorded a total of $4.7 million of share -based compensation expense for stock options related to exploration and evaluation activities for the year ended December 31, 2022 (2021: $26.6 million).

Restricted Share Units

The Company may, from time to time, grant RSUs to directors, officers, employees, and consultants of the Company and its subsidiaries under the Plan, whether to the STIP, the LTIP or otherwise. During the year ended December 31, 2022, the Company granted 464,632 RSUs vesting in thirds on each anniversary of the grant date, 527,800 RSUs vesting in fourths on each anniversary of the grant date, 476,189 RSUs vesting in full one year from grant date and 1,721,729 RSUs vesting immediately on grant date. On each vesting date, RSU holders are entitled to receive common shares equivalent to the number of RSUs held provided the holder is providing service to the Company on such vesting date.

The details of RSUs granted by the Company during the year are as follows:

Vesting Period	2022	2021
Vesting Immediately	1,721,729	173,216
Vesting fully on the anniversary of the grant date	476,189	—
Vesting in halves on each anniversary of the grant date	—	54,687
Vesting in thirds on each anniversary of the grant date	464,632	3,556,225
Vesting in fourths on each anniversary of the grant date	527,800	343,750
Total Units Granted	**3,190,350**	**4,127,878**

Of the 1,721,729 units vesting immediately on grant date, 1,072,572 units were issued to settle liabilities with a carrying amount of $1.8 million, at a weighted average grant date fair value of $1.64 per RSU.

During 2022 476,189 units (2021: nil) were granted to the Company's non-employee directors under the Company's Non-employee Director Compensation Policy, which vest upon the Company's 2023 annual shareholders meeting. The total fair value of units granted as annual grants to the non-employee directors in 2022 amounted to $700,000 ($nil in 2021).

A summary of the RSU activity in 2022 is presented in the table below:

	Number of RSUs Outstanding	Weighted average grant-date fair value per RSU
Outstanding – December 31, 2021	3,946,630	$ 3.31
Granted [1]	3,190,350	1.73
Forfeited	(396,691)	2.94
Exercised	(2,925,146)	2.38
Outstanding – December 31, 2022	**3,815,143**	**$ 2.75**

[1] Granted units issued to consultants and which vest immediately include 477,740 and 171,417 units (2021: Nil and 118,528 units), resulting with $1 million and $0.3 million (2021: Nil and $0.2 million) charged to professional and consulting fees expense and to investor relations expense, respectively.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

The grant date fair value of RSUs is equivalent to the closing share price of the Company's common shares on the date of grant. During the year, a total of $7.5 million was charged to the statement of loss and comprehensive loss as share-based compensation expense for RSUs (2021: $1.0 million). Share-based compensation expense for RSUs totaling $3.8 million related to general and administration matters was charged to the statement of loss and comprehensive loss for the year ended December 31, 2022 (2021: $0.6 million). The Company recorded a total of $3.7 million of share-based compensation expense for RSUs related to exploration and evaluation activities for the year ended December 31, 2022 (2021: $0.4 million). As at December 31, 2022, total unrecognized share-based compensation expense for RSUs was $6.1 million (December 31, 2021 - $12.3 million).

As at December 31, 2022, an aggregate of 5,354 vested units were outstanding and due to be converted into common shares.

Employee Stock Purchase Plan

On May 31, 2022, TMC's 2021 Employee Stock Purchase Plan ("ESPP") was approved at the Company's 2022 annual shareholders meeting. As of December 31, 2022, there were 5,254,324 common shares reserved for issuance under the ESPP. This included 2,254,324 shares added to the ESPP in January 2022 pursuant to the ESPP's automatic annual increase provision discussed below. Under the ESPP, the number of shares reserved for issuance is subject to an annual increase provision which provides that on the first day of each of the Company's fiscal years starting in 2022, common shares equal to the lesser of (i) 1% percent of the common shares outstanding on the last day of the immediately preceding fiscal year, or (ii) such lesser number of shares as is determined by the board of directors will be added to the ESPP.

Participation in the ESPP is available to all full-time and certain part-time employees. The ESPP comprises offering periods that are twenty-four (24) months in length, which begin on approximately every June 1 and December 1. Each offering period includes four purchase periods of six months each, which begin on approximately every June 1 and December 1, or at such other times designated by the board of directors or its compensation committee. At the exercise date, which is the last business day of each purchase period, the accumulated deductions from participating employees are used to purchase common shares of the Company. Shares are purchased at a price equal to 85% of the lower of either the share price of the Company's common shares on the first business day of the particular offering period or the last business day of the purchase period. The ESPP also has an automatic reset feature wherein, if the share price of the common share on any exercise date is less than the share price of the common share on the first business day of the applicable offering period, then such offering period shall automatically terminate immediately after the purchase of the common shares. In such case, a new offering period shall commence on the first business day following the exercise date.

The ESPP includes the following limitations:

- an employee's contribution is limited to 15% of the employee's annual gross earnings, not to exceed $25,000 per year,
- an employee's purchases in any offering period cannot exceed 15,000 common shares, and
- an employee's purchases are capped, not to exceed 5% of the Company's total outstanding common shares.

During 2022, the Company issued 117,929 common shares to its employees as part of its ESPP program. A total of $0.1 million was charged to the statement of loss and comprehensive loss as share-based compensation expense for the year ended December 31, 2022, representing the share price purchase discount offered by the Company. From the amount charged in 2022, $35 thousand was recorded in exploration and evaluation expenses and $67 thousand was recorded in general and administrative expenses.

16. **Loss per Share**

Basic loss per share is computed by dividing the loss by the weighted-average number of common shares of the Company outstanding during the period. Diluted loss per share is computed by giving effect to all common share equivalents of the Company, including outstanding stock options, RSUs, warrants, Special Shares and options to purchase Special Shares, to the extent these are dilutive. Basic and diluted loss per share was the same for each period presented as the inclusion of all common share equivalents would have been anti-dilutive.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

Anti-dilutive equivalent common shares were as follows:

	For the year ended December 31, 2022	For the year ended December 31, 2021
Outstanding options to purchase common shares	25,140,262	25,287,670
Outstanding RSUs	3,815,143	3,946,630
Outstanding shares under ESPP	12,212	—
Outstanding warrants	36,078,620	36,078,620
Outstanding Special Shares and options to purchase Special Shares	136,239,964	136,239,964
Total anti-dilutive common equivalent shares	**201,286,201**	**201,552,884**

17. Financial Instruments

Categories of Financial Instruments

	December 31 2022	December 31 2021
Financial assets		
Amortized cost		
Cash	$ 46,842	$ 84,873
Receivables and Prepayments	2,760	3,686
	$ 49,602	$ 88,559
Financial liabilities		
Amortized cost		
Accounts payable and accrued liabilities	$ 41,614	$ 26,573
Fair value through profit or loss Warrants liability	983	3,126
	$ 42,597	$ 29,699

18. Related Party Transactions

The Company's subsidiary, DGE, is engaged in a consulting agreement with SSCS Pte. Ltd. ("SSCS") to manage offshore engineering studies. A director of DGE is employed through SSCS. Consulting services during the year ended December 31, 2022 totaled $275 thousand (2021: $275 thousand), out of which $220 thousand (2021: $275 thousand) is disclosed as exploration labor within exploration and evaluation expenses (Note 10) and $55 thousand (2021: Nil) is disclosed as salaries and wages within general and administrative expenses (Note 11). As at December 31, 2022, the amount payable to SSCS was $46 thousand (2021: $23 thousand).

The Company's Chief Ocean Scientist provides consulting services to the Company through Ocean Renaissance LLC ("Ocean Renaissance") where he is a principal. Consulting services during the year ended December 31, 2022 amounted to $375 thousand (2021: $375 thousand) out of which $188 thousand (2021: $375 thousand) is disclosed as exploration labor within exploration and evaluation expenses (Note 10) and $188 thousand (2021: Nil) is disclosed as salaries and wages within general and administrative expenses (Note 11). As at December 31, 2022, the amount payable to Ocean Renaissance was $Nil (2021: Nil).

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

19. PIPE Financing

On August 12, 2022, the Company entered into three securities purchase agreements for the private placement of an aggregate of 37,978,680 of the Company's common shares. The Company entered into a securities purchase agreement with the purchasers named therein for the issuance and sale of an aggregate of 31,625,000 common shares at a purchase price of $0.80 per share, a separate securities purchase agreement with Gerard Barron, the Company's Chief Executive Officer and Chairman, for the issuance and sale of 103,680 Common Shares at $0.9645 per share, the consolidated closing bid price per Common Share on August 11, 2022, and a separate securities purchase agreement with ERAS Capital LLC, the family fund of the Company's director, Andrei Karkar, for the issuance and sale of 6,250,000 common shares at a purchase price of $0.80 per share (. As at December 31, 2022, all of the 37,978,680 shares were issued and the Company received gross proceeds amounting to $30.4 million. The Company incurred $1.0 million as placement agent fees and offering expenses out of which expenses amounting to $0.2 million were settled by issuing 287,500 shares at issue price of $0.80 per share.

20. Commitments and Contingent Liabilities

NORI Exploration Contract

As part of the NORI Exploration Contract with the ISA, NORI submitted a periodic review report to the ISA in 2021, covering the 2017-2021 period. The periodic review report, which included a proposed work plan and estimated budget for 2022 to 2026, has been reviewed by and agreed with the ISA, and we are implementing the next five-year plan. NORI has estimated its work plan for 2023 to be approximately $25 million, which may be settled in cash or equity. The cost of the estimated work plan for 2024 onwards is contingent on the ISA's approval of the NORI Area D exploitation application. Should the approval of NORI's exploitation application for NORI Area D be delayed or rejected, NORI intends to revise its estimated future work plan in respect of its NORI Area. Work plans are reviewed annually by the Company, agreed with the ISA and may be subject to change depending on the Company's progress to date.

Marawa Exploration Contract

Through DGE's Marawa Option Agreement and Services Agreement with Marawa with respect to the Marawa Area, Marawa and DGE committed to spend a defined amount of funds on exploration activities on an annual basis. The commitment for fiscal 2023 and 2024 is Australian dollar ("AUD") $3 million and AUD $2 million, respectively. Such commitment is negotiated with the ISA as part of a five-year plan submission and is subject to regular periodic reviews. To date, limited offshore marine resource definition activities in the Marawa Contract Area have occurred. DGE expects to collaborate with Marawa to assess the viability of any potential project in the Marawa Contract Area, the timing of such assessment is uncertain.

TOML Exploration Contract

As part of the TOML Exploration Contract, TOML submitted a periodic review report to the ISA in 2021, covering the 2017-2021 period. The periodic review report included a summary of work completed over the five-year period and a program of activities and estimated budget for the next five-year period. The five-year period ending in 2021 included activities of both TOML (from its acquisition in 2020) and its predecessor. On December 23, 2022, the ISA accepted TOML's proposed program of activities for the 2022-2026 five-year period.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

Offtake Agreements

On May 25, 2012, the Company's wholly-owned subsidiary, DGE, and Glencore International AG ("Glencore") entered into a copper offtake agreement and a nickel offtake agreement. DGE has agreed to deliver to Glencore 50% of the annual quantity of copper and nickel produced at a DGE-owned processing facility from nodules derived from the NORI Area at London Metal Exchange referenced market pricing with allowances for product quality and delivery location. Both the copper and nickel offtake agreements are for the life of the Company's rights to the NORI Area. Either party may terminate the agreement upon a material breach or insolvency of the other party. Glencore may also terminate the agreement by giving twelve months' notice.

Sponsorship Agreements

On July 5, 2017, Nauru, the Nauru Seabed Minerals Authority and NORI entered into a sponsorship agreement formalizing certain obligations of the parties in relation to NORI's exploration and potential exploitation of the NORI Area. Upon reaching the minimum recovery level within the exploitation contract area, NORI will pay Nauru a seabed mineral recovery payment based on the polymetallic nodules recovered from the exploitation contract area. In addition, NORI will pay an administration fee each year to Nauru for such administration and sponsorship, which is subject to review and increase in the event NORI is granted an ISA exploitation contract. NORI has begun discussions with the Government of Nauru to renegotiate the existing sponsorship agreement and has also committed to ensuring NORI pays corporate income tax within Nauru.

On March 8, 2008, Tonga and TOML entered into a sponsorship agreement formalizing certain obligations of the parties in relation to TOML's exploration and potential exploitation of the TOML Area ("TOML Sponsorship Agreement"). Upon reaching the minimum recovery level within the exploitation contract area, TOML has agreed to pay Tonga a seabed mineral recovery payment based on the polymetallic nodules recovered from the exploitation contract area. In addition, TOML has agreed to pay reasonable direct costs incurred by Tonga to administer the obligations of Tonga to the ISA. On September 23, 2021, the Company and Tonga updated the TOML Sponsorship Agreement harmonizing the terms of its engagement with TOML with those held by NORI with Nauru. TOML expects to renegotiate the existing sponsorship agreement with Tonga prior to entering into operations in the TOML area and has committed to paying corporate income tax within Tonga.

Contingent Liability

On October 28, 2021, a shareholder filed a putative class action against the Company and certain executives in federal district court for the Eastern District of New York, styled *Caper v. TMC The Metals Company Inc. F/K/A Sustainable Opportunities Acquisition Corp., Gerard Barron and Scott Leonard*. The complaint alleges that all defendants violated Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 10b-5 promulgated thereunder, and Messrs. Barron and Leonard violated Section 20(a) of the Exchange Act, by making false and/or misleading statements and/or failing to disclose information about the Company's operations and prospects during the period from March 4, 2021 and October 5, 2021. On November 15, 2021, a second complaint containing substantially the same allegations was filed, captioned *Tran v. TMC the Metals Company, Inc*. These cases have been consolidated. On March 6, 2022, a lead plaintiff was selected. The Company denies any allegations of wrongdoing and the Company has filed a motion to dismiss and intends to defend against this lawsuit. There is no assurance, however, that the Company or the other defendants will be successful in their defense of this lawsuit or that insurance will be available or adequate to fund any settlement or judgment or the litigation costs of this action. If the motion to dismiss is unsuccessful, there is a possibility that the Company may incur a loss in this matter. Such losses or range of possible losses either cannot be reliably estimated. A resolution of this lawsuit adverse to the Company or the other defendants, however, could have a material effect on the Company's financial position and results of operations in the period in which the lawsuit is resolved.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

On January 23, 2023, an investor in the 2021 PIPE from the Business Combination filed a lawsuit against us in New York Supreme Court, New York County, captioned *Atalaya Special Purpose Investment Fund II LP et al. v. Sustainable Opportunities Acquisition Corp. n/k/a TMC The Metals Company Inc.*, Index No. 650449/2023 (N.Y. Sup. Ct.). The complaint alleges that we breached the representations and warranties in the plaintiff's PIPE Subscription Agreement and breached the covenant of good faith and fair dealing. The Plaintiffs are seeking to recover compensable damages caused by the alleged wrongdoings. There have been no substantive developments in this case. The Company denies any allegations of wrongdoing and are preparing to file a motion to dismiss. There is no assurance, however, that we will be successful in our defense of this lawsuit or that insurance will be available or adequate to fund any settlement or judgment or the litigation costs of this action. If the motion to dismiss is unsuccessful, there is a possibility that we may incur a loss in this matter. Such losses or range of possible losses cannot be reliably estimated.

21. Supplemental Cash Flow Information

Non-Cash Investing and Financing Activities	For the year ended December 31, 2022		For the year ended December 31, 2021	
Common shares issued to settle previous services	$	—	$	13,103
Conversion of debentures (Note 12)	$	—	$	27,003

22. Segmented Information

The Company's business consists of only one operating segment, namely exploration of seafloor polymetallic nodules, which includes the development of a metallurgical process to treat such seafloor polymetallic nodules. Details on the geographical basis of the Company's long-lived assets based on where each legal entity is domiciled are as follows:

Equipment	December 31, 2022		December 31, 2021	
Nauru	$	1,154	$	1,246
Singapore		863		158
Tonga		7		10
North America		1		2
Total	$	**2,025**	$	**1,416**

23. Income Taxes

Reconciliation of Effective Tax Rate

The Company is subject to Canadian federal and provincial tax for the estimated assessable profit for the years ended December 31, 2022 and 2021 at a rate of 27%. The Company had no assessable profit in Canada for all periods disclosed.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

The income tax expense at statutory rates for the Company can be reconciled to the reported loss for the years 2022 and 2021 per the statement of loss and comprehensive loss as follows:

	For the year ended December 31, 2022	For the year ended December 31, 2021
Net loss for the year, before taxes	$ (170,887)	$ (141,299)
Canadian Federal and Provincial income tax rates	27.00 %	27.00 %
Income tax recovery based on the above rates	$ (46,139)	$ (38,151)
Permanent differences	1,952	8,597
Effect of differences in future and foreign tax rates	37,490	22,721
Foreign exchange and other	—	1
Expiry of losses as a result of the Business Combination (Note 6)	—	9,181
Valuation allowance changes affecting the provision of income taxes	6,774	(2,349)
Total income taxes	$ 77	$ —

The Company currently has no uncertain tax positions and is therefore not reflecting any adjustments.

Components of the Company's deferred income tax assets (liabilities) are as follows:

	December 31, 2022	December 31, 2021
Deferred Tax Assets		
Non-capital losses	$ 16,074	$ 7,409
Capital losses and other	172	—
Equipment	79	90
Share issuance costs	221	10
Total deferred income tax assets	$ 16,546	$ 7,509
Valuation allowance	(16,546)	(7,509)
Deferred tax asset recognized	$ —	$ —
Deferred Tax Liability		
Difference between the book value and the tax basis of the TOML exploration contract (Note 7)	$ (10,675)	$ (10,675)
Deferred tax liability recognized	$ (10,675)	$ (10,675)

Deductible temporary differences, unused tax losses and unused tax credits are as follows:

	December 31, 2022	December 31, 2021	Expiry Date Range
Non-capital losses	$ 67,409	$ 33,645	See below
Capital losses	$ 1,273	$ —	Not applicable
Equipment	$ 291	$ 333	Not applicable
Share issuance costs	$ 821	$ 37	Not applicable

As at December 31, 2022, the Company had non-capital loss carry-forwards of $67.4 million that may be used to offset future taxable income. Non-capital losses incurred in Canada prior to closing of the Business Combination (Note 6) have been restricted upon the acquisition of control event and may no longer be available to offset future taxable income.

146

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

These losses, if not utilized, will expire as follows:

	Canada		Singapore		United States		Tonga
2035	$	—	$	—	$	2	$	—
2041		4,100		—		—		—
2042		13,914		—		1		—
No expiry		—		14,231		—		35,158
Loss carry-forwards	$	**18,014**	$	**14,231**	$	**3**	$	**35,158**

The Company files income tax returns in Canada, the United States, Singapore and Tonga, and is subject to examination in these jurisdictions for all years since the Company's inception in 2011. As at December 31, 2022, all tax years are subject to examination by the tax authorities and no tax authority audits are currently underway. Fiscal years outside the normal statute of limitation remain open to audit by tax authorities due to tax attributes generated in those early years which have been carried forward and may be audited in subsequent years when utilized. The timing of the resolution, settlement and closure of any income tax audits is highly uncertain, and the Company is unable to estimate the full range of possible adjustments to the balance of gross unrecognized tax benefits. It is possible that the balance of gross unrecognized tax benefits could significantly change in the next twelve months. As at December 31, 2022, the 2022 tax year filings for the Company and its subsidiaries (where applicable) remain unfiled and have not been assessed by the relative tax authorities.

24. Subsequent Events

On February 13, 2023, the Company entered into a Fifth Amendment to Pilot Mining Test Agreement and Third Amendment to SAA ("Fifth Amendment"), which was effective as of February 8, 2023, with DGE, DeepGreen Metals ULC and Allseas. The Fifth Amendment relates to the Company's intent to settle the third and final payment of $10 million due to Allseas upon successful completion of the pilot trial of the PMTS in NORI Area D and certain other costs due to Allseas under the PMTA through the issuance of 10,850,000 common shares to Allseas, priced at $1.00 per share. On February 23, 2023, the Company settled the third milestone payment of $10 million and additional PMTS overage charges amounting to $ 0.9 million by issuing 10.9 million common shares to Allseas (Note 10).

On February 21, 2023, the Company and its wholly-owned subsidiary, NORI, entered into a strategic partnership with Low Carbon Royalties Inc. ("Low Carbon Royalties"), a private corporation formed under the laws of British Columbia, Canada to finance low carbon emitting energy production and technologies (natural gas, nuclear, renewables), transition metals and minerals required for energy storage and electrification (Cu, Li, Ni, Co, Mn), and the evolving environmental markets (the "Partnership"). In connection with the Partnership, NORI contributed a 2% gross overriding royalty (the "NORI Royalty") on the Company's NORI project area in the Clarion Clipperton Zone of the Pacific Ocean in which NORI currently holds exclusive exploration rights for polymetallic nodules from the ISA, to Low Carbon Royalties. The Company retained the right to repurchase up to 75% of the NORI Royalty at an agreed capped return, exercisable in two transactions, between the second and the tenth anniversary of the Partnership. If both repurchase transactions are executed, the NORI Royalty will be reduced to 0.5%. Low Carbon Royalties also owns a 1.6% gross overriding royalty on a producing natural gas field in Latin America. In consideration of the NORI Royalty, TMC received a 35.0% common ownership interest in Low Carbon Royalties on a fully-diluted basis as of closing and $5 million in cash. In connection with the Partnership, (a) the Company and NORI entered into a Royalty Agreement with Low Carbon Royalties which governs the terms of the NORI Royalty and (b) the Company entered into an Investor Rights Agreement with Brian Paes-Braga (a shareholder of Low Carbon Royalties as well as the Company and Managing Partner of SAF Group, one of Canada's largest alternative asset managers) and Low Carbon Royalties, pursuant to which the Company and Mr. Paes-Braga each has a right, subject to certain percentage maintenance, to nominate a director to Low Carbon Royalties' board of directors, along with registration and information rights. Pursuant to the Investor Rights Agreement, the Company designated its Chairman and Chief Executive Officer, Gerard Barron, to be its designee on Low Carbon Royalties' board of directors. Mr. Paes-Braga and Brian O'Neill, Vice President of SAF Group, are the other members of Low Carbon Royalties' board of directors.

TMC the metals company Inc.
Notes to Consolidated Financial Statements
(in thousands of US Dollars, except share, per share amounts and unless otherwise stated)

On March 22, 2023, we entered into an Unsecured Credit Facility Agreement ("Credit Facility") with Argentum Credit Virtuti GCV (the "Lender"), the parent of Allseas Investments S.A. and an affiliate of Allseas, pursuant to which, we may borrow from the Lender up to $25,000,000 in the aggregate, from time to time, subject to certain conditions. All amounts drawn under the Credit Facility will bear interest based on the 6-month Secured Overnight Financing Rate, 180-day average plus a margin of 4.0% per annum payable in cash semi-annually (or plus 5% if paid-in-kind at maturity, at our election) on the first business day of each of June and January. We will pay an underutilization fee equal to 4.0% per annum payable semi-annually for any amounts that remain undrawn under the Credit Facility. We have the right to pre-pay the entire amount outstanding under the Credit Facility at any time, before the Credit Facility's maturity of May 21, 2024. The Credit Facility also contains customary events of default.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that, solely due to the material weakness described below that we are in the process of remediating, our disclosure controls and procedures were not effective as of December 31, 2022.

Material Weaknesses in Internal Control over Financial Reporting

In 2021, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of DeepGreen's financial statement for the years ended December 31, 2020 and 2019 and three months ended March 31, 2021 that were included in the proxy statement/prospectus filed with the SEC on August 13, 2021, as well as the financial statements for the six months ended June 30, 2021 that were included in our Current Report on Form 8-K, as amended, filed with the SEC on September 15, 2021, we identified a material weakness in our internal control over financial reporting as of December 31, 2020, March 31, 2021 and June 30, 2021 which related to deficiencies in the design and operation of the financial statement close and reporting controls, including maintaining sufficient written policies and procedures and the need to use appropriate technical expertise when accounting for complex or non-routine transactions. In the process of preparing the Company's third quarter 2021 financial statements, management discovered misstatements related to the understatement of exploration expense and overstatement of stock option expenses related to the three-month period ended March 31, 2021 and six-month period ended June 30, 2021. For further detail regarding the restatement, see Part II, Item 2 "Management's Discussion and Analysis of Financial Condition and Results of Operations - Restatement of Previously Issued Quarterly Financial Statements" and Part II, Item 4 "Controls and Procedures" included in the Quarterly Report on Form 10-Q filed on November 15, 2021. These misstatements resulted in the Company having to restate its unaudited condensed consolidated financial statements for the three months ended March 31, 2021 and six months ended June 30, 2021. Our management has concluded that this material weakness was due to the fact that, prior to the Business Combination, we were a private company with limited resources.

Remediation of Previously Reported Material Weakness

In addition, as previously disclosed in Amendment No. 1 to the Company's Annual Report on Form 10-K/A for the year ended December 31, 2020 filed with the SEC on May 24, 2021, we identified a material weakness in our internal controls over financial reporting related to inaccurate accounting for the Public Warrants and Private Warrants issued in connection with our initial public offering. Management identified this error when the staff of the SEC issued a Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies ("SPACs") dated April 12, 2021 (the "SEC Staff Statement"). The SEC Staff Statement addresses certain accounting and reporting considerations related to warrants of a kind similar to those we issued in connection with our initial public offering in May 2020. This control deficiency resulted in the Company having to restate its audited consolidated financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2020. As part of the Company's review of its disclosure controls and procedures and internal control over financial reporting discussed in this Item 9A, our management concluded that, as of December 31, 2022, this material weakness was remediated through the Company by hiring qualified, technical accounting personnel and using outside technical experts for complicated accounting issues and the review of this measure for a sufficient period of time to assess effectiveness of these measures.

Management's Annual Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

As of December 31, 2022, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2022, our internal controls over financial reporting, including changes thereto as a result of the material weaknesses discussed above, newly implemented policies and procedures over key functional areas had not been in operation long enough over the 2022 year to be deemed effective.

The Company presented its plan for remediation of the material weaknesses in internal control over financial reporting that existed as of the end of 2021 in its Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 25, 2022 and has updated its progress in implementing such plan in its subsequent Quarterly Report on Form 10-Q for the first three quarters of 2022. Management has implemented the identified remediation steps over the course of 2022, however these changes can only be deemed effective once they have been in place over a longer time. More specifically, the following action items were implemented by the end of 2022:

- appointed a Chief Financial Officer to oversee the finance and accounting function;

- hired individuals for the core accounting function with the requisite education, designation, and technical accounting and public company experience;

- completed the transition from our outsourced accounting service provider to our in-house finance and accounting function;

- hired external experts to work with our internal team to assist with the design and implementation of robust controls over all our key processes and address all key company risks: the external experts completed their evaluation of our key controls as of end of 2022 and provided their report to management with recommendations for improvements; and

- added formality and rigor to our financial reporting process by continuously developing structured roles, policies, processes, procedures and controls.

Management has concluded that our audited financial statements included in this Annual Report on Form 10-K are fairly stated in all material respects in accordance with U.S. GAAP for each of the periods presented therein.

We will continue to review the effectiveness of our newly implemented controls and make improvements as warranted. This is no assurance that these control modifications will ultimately have the intended effects.

Changes in Internal Control over Financial Reporting

Other than the changes made to remediate the material weaknesses described above, there were no changes in our internal control over financial reporting identified in connection with the evaluation of such internal controls that occurred during the fourth quarter of the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within a company are detected. The inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Item 9B.   OTHER INFORMATION

On March 22, 2023, we entered into a Credit Facility with Argentum Credit Virtuti GCV, the parent of Allseas Investments S.A. and an affiliate of Allseas, pursuant to which, we may borrow from the Lender up to $25,000,000 in the aggregate, from time to time, subject to certain conditions. All amounts drawn under the Credit Facility will bear interest at the 6-month Secured Overnight Funding Rate (SOFR), 180-day average plus 4.0% per annum payable in cash semi-annually (or plus 5% if paid-in-kind at maturity, at our election) on the first business day of each of June and January. We will pay an underutilization fee equal to 4.0% per annum payable semi-annually for any amounts that remain undrawn under the Credit Facility. We have the right to pre-pay the entire amount outstanding under the Credit Facility at any time, before the Credit Facility's maturity of May 21, 2024. The Credit Facility also contains customary events of default.

The foregoing descriptions of the Credit Facility does not purport to be a complete description of the rights and obligations of the parties thereunder and are qualified in its entirety by reference to the full text of the Credit Facility attached as Exhibit 10.31 to this Annual Report on Form 10-K and incorporated herein by reference.

Item 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Board of Directors and Management

The following table sets forth certain information concerning our executive officers and directors:

Name	Age	Position
Executive Officers:		
Gerard Barron	56	Chief Executive Officer and Chairman of the Board of Directors
Anthony O'Sullivan	56	Chief Development Officer
Erika Ilves	45	Chief Strategy Officer
Craig Shesky	38	Chief Financial Officer
Dr. Gregory Stone	65	Chief Ocean Scientist
Non-Employee Directors:		
Christian Madsbjerg	48	Director
Andrew Hall	59	Director
Andrew Greig	66	Director
Sheila Khama	65	Director
Andrei Karkar	44	Director
Amelia Kinahoi Siamomua	62	Director
Kathleen McAllister	58	Director

Executive Officers

Gerard Barron has served as our Chief Executive Officer and Chairman of the board of directors since the closing of the Business Combination. Mr. Barron became involved in the early strategic development and financing of DeepGreen during its formation in 2011 and stepped into the role of DeepGreen's Chairman and Chief Executive Officer in 2018. From July 2013 until becoming Chairman and Chief Executive Officer in 2017, Mr. Barron served as a strategic advisor to the DeepGreen Board and its shareholders. Mr. Barron is a seasoned entrepreneur with a track record of building global companies in battery technology, media and future-oriented resource development both as a chief executive officer and strategic investor. In 2001, Mr. Barron founded Adstream, a global advertising technology and services provider, and served as the company's Chief Executive Officer until December 2013. During that time, Adstream grew from a single office in Sydney to over 40 offices in 30 countries around the world and over $100 million in global revenue per year. Mr. Barron has also been a first money investor in industry-leading companies including Nautilus and Sirtex Medical. Mr. Barron's qualifications to serve as Chief Executive Officer and on the board of directors include his extensive leadership and investment experience in the technology and resource development industries.

Anthony O'Sullivan has served as our Chief Development Officer since the Closing of the Business Combination and has served as DeepGreen's Chief Development Officer since July 25, 2017. On October 14, 2022, Mr. O'Sullivan notified us that he was resigning as our Chief Development Officer, though he will remain in the position through a twelve-month transition period. Mr. O'Sullivan has over 30 years mining experience with a track record of delivering innovative solutions across multiple continents both in the terrestrial and marine environments. Since January 2020, Mr. O'Sullivan is serving as a non-executive director for SensOre Ltd., a company that performs mineral targeting and was listed on the ASX on February 11, 2022. From February 2017 to December 2019, Mr. O'Sullivan served as the Chief Executive Officer of Sasak Minerals Pty Ltd., a company focused on deploying machine learning and mineral exploration. Since February 2017, Mr. O'Sullivan served as the Principal and Owner of International Resources, a firm focused on creating value through the discovery and development of mineral resources. From November 2014 until January 2017, he served as Vice President Exploration for Quantum Pacific Exploration, where he engaged in planning, development, and management of the exploration company, including developing corporate strategies, overseeing exploration activities, evaluating existing and potential new assets, establishing an exploration team and identifying a suite of new opportunities. In December 2005, Mr. O'Sullivan began serving as Chief Operating Officer of Nautilus, a position he held until December 2012. While serving as Chief Operating Officer of Nautilus, Mr. O'Sullivan led exploration, engineering and design, project development, permitting and product marketing culminating in the declaration of 43-101 compliant resources, grant of the environmental permit and mining lease from the Government of Papua New Guinea, ore sales agreement with one of China's leading copper producers, Tongling Nonferrous Metals Group, and the completion of project design and commencement of project construction. Mr. O'Sullivan was previously part of the BHP Billiton Global Exploration Leader Team with responsibility for the company's iron ore, bauxite, coal and non-porphyry base metal exploration portfolios. Mr. O'Sullivan is the named co-inventor on five subsea mining patents. Mr. O'Sullivan earned a M.Sc. in Mineral Exploration from the University of Western Australia and a B.Sc. (Hons) in Geology from the University of Western Australia.

Erika Ilves has served as our Chief Strategy Officer since the Closing of the Business Combination and has served as DeepGreen's Head of Strategy and Business Development since September 2018. During her time at DeepGreen, Erika has focused on developing alliances with offshore partners, resource companies and EV supply chain, overseeing DeepGreen lifecycle impact studies as well as developing a transparent provenance strategy to enable DeepGreen to establish clean metals as a new purchasing category. From November 2015 until December 2018, Ms. Ilves served as a director and Head of Machine Learning for OffWorld, Inc., an industrial robotics company that she co-founded, where she led a team of machine learning engineers to develop teachable mining robots. From November 2013 until November 2016, Ms. Ilves also served as Chief Strategy Officer for Shackleton Energy, a company she co-founded, where she developed an international public-private consortium to create technologies to extract water ice from the moon in order to fuel deep space missions from low Earth orbit, drastically reducing the costs of such missions. Ms. Ilves' 15 years of strategy consulting experience started with McKinsey & Company, where she served global and emerging markets financial institutions on strategy, performance and operational transformations; and later founded the Executive Office which advised governments and investors of the Gulf Cooperation Council on transitioning to a green economy. From 2006 to 2007, Ms. Ilves served as Chief Organization Officer of TANDBERG, an OSE-listed videoconferencing technology firm acquired by Cisco Systems Inc. in 2010, where she was responsible for developing leadership and sales capability for the firm's global sales force and partner network of over 3,000 people. In 1999, Ms. Ilves attended Emory Law School as a research scholarship recipient. Ms. Ilves earned a LL.M. from the Central European University and a LL.B.magna cum laude from the University of Tartu.

Craig Shesky has served as our Chief Financial Officer since the Closing of the Business Combination and has served as DeepGreen's Head of Financial Markets and Investor Relations since February 2021. Mr. Shesky has over 15 years combined experience in public investing, metals research and investment banking in New York. From August 2008 until July 2020, Mr. Shesky was employed by King Street Capital Management, most recently as senior analyst in charge of recommending investments in the global metals and mining space. Mr. Shesky has analyzed electrification trends, battery chemistries and the resulting impacts on supply and demand for critical base metals, with particular expertise in nickel and copper. He also has significant experience navigating complex, legal-driven investments around the world, as King Street was one of the largest creditors in over a dozen global Lehman Brothers entities. From July 2006 to July 2008, Mr. Shesky served as an analyst on the insurance and asset management investment banking team at Morgan Stanley. Mr. Shesky graduated magna cum laude with a B.S. in Finance from the University of Notre Dame.

Gregory Stone, Ph.D. has served as our Chief Ocean Officer since the Closing of the Business Combination and has served as a Director and Chief Ocean Officer of DeepGreen since February 2018. In January 2020, Dr. Stone founded Pole-to-Pole, a non-profit organization with a mission to apply practical solutions to the problems facing Earth's ocean, and has been serving as the organization's Chairman since that time. Dr. Stone is an ocean scientist and explorer with over 10,000 dives throughout Earth's oceans down to 18,000 feet using submarines, SCUBA, underwater habitats and robotics. Dr. Stone is also widely known as a global thought leader who finds ways for humanity and the ocean to co-exist and support each other in the modern world. Dr. Stone was a catalyst at the genesis of the Ocean Health Index, a scientific framework used to measure oceans' health, and specializes in sustainable fishing, aquaculture, climate adaptation and seamount ecology. Dr. Stone's ability to communicate complex science is illustrated by his compelling TED and World Economic Forum talks, and his appearances in documentaries for the Discovery Channel and National Geographic. Dr. Stone has authored hundreds of publications including articles for *Nature*, *National Geographic*, and four books, one of which is a National Outdoor Book Award winner. Dr. Stone's numerous accolades and professional associations include the Explorers Club, Pew Fellowship for Marine Conservation, National Geographic Hero, the Boston Sea Rover's Diver of the year, Order of Kiribati Medal, the U.S. National Science Foundation/Navy Antarctic Service medal, and a NOGI Award from National Academy of Underwater Arts and Sciences. Dr. Stone is also a Senior Science Advisor to the Special Envoy for Ocean and the World Economic Forum Ocean Program. From September 2008 to February 2018, Dr. Stone served as Chief Scientist for Conservation International and head of the Global Ocean Program. Dr. Stone earned a Ph.D. in Marine Science from the University of the South Pacific, a M.Sc. in Marine Policy from the University of Rhode Island and a B.A. in Human Ecology and Marine Biology from the College of the Atlantic.

Non-Employee Directors

Andrew Hall has served on our board of directors since the closing of the Business Combination in September 2021. Mr. Hall is an internationally experienced executive and non-executive in the renewable energy technologies and services sector. Since July 2018, Mr. Hall has served as Managing Director of Saxjo Limited, a renewable energy consultancy company. Previously, Mr. Hall was Group Chief Financial Officer at Siemens Gamesa Renewable Energy SA, one of the largest companies in the wind and renewables industry, from April 2017 to November 2017. From October 2015 to March 2017, Mr. Hall served as Group Chief Financial Officer and Executive Director at Siemens Wind Power GmbH & Co KG, a wind turbine original equipment manufacturer. Prior to that, Mr. Hall held a number of senior positions in other divisions of Siemens AG, including Chief Financial Officer and Board Member at Siemens Holdings plc & Cluster North West Europe in London from 2012 to 2015 and Chief Financial Officer and Board Member at Siemens Ltd & Cluster Africa in Johannesburg from 2008 to 2012. Mr. Hall currently serves on the board of a portfolio of venture capital, private equity and family office-backed companies in the renewable energy sector. Since September 2019, Mr. Hall has been Executive Chair of Windlogix Limited, a company providing wind turbine erection services. Since October 2018, Mr. Hall has been a non-executive director of Time to Act Limited, which specializes in metal coatings for the gas turbine and hydrogen industries. Additionally, Mr. Hall has served as Chair of New Motion Labs Limited, which licenses technology for the manufacture of mechanical drives, since June 2019, and as Senior Independent Director of Hero Future Energies Global Limited, a global renewable energy developer, since February 2019. Mr. Hall is an Investor Director at Arctic Green Energy Corporation, Singapore since 2022. Arctic Green Energy is a leading global geothermal energy company. Previously, Mr. Hall served as a board member of A2Sea AS from 2015 to 2017, Voith Hydro GmbH & Co KG from 2015 to 2017 and Mimica Labs from 2014 to 2017. Mr. Hall earned a M.Sc. & B.Sc. from the University of Cape Town and an M.B.A. from the London Business School. Mr. Hall's qualifications to serve on the board of directors include his extensive international experience leading large, capital-intensive businesses in the renewable energy sector.

Christian Madsbjerg has served on our board of directors since the closing of the Business Combination in September 2021. Christian currently serves as the Chair of the Nomination and Governance Committee. Since 2019, Mr. Madsbjerg has served on the board of directors of Fritz Hansen A/S Copenhagen. Since August 2018, Mr. Madsbjerg has served as Professor of Applied Humanities at The New School for Social Research. Since January 2009, Mr. Madsbjerg has served as a director and senior partner of the consulting firm, ReD Associates, which he co-founded in August 2007. Mr. Madsbjerg is also a writer whose work has been featured in publications such as *The Wall Street Journal, Financial Times, The Washington Post, Der Spiegel*, and *Bloomberg Businessweek*. His latest book, *Sensemaking: The Power of the Humanities in the Age of the Algorithm*, was published in the spring of 2017 by Hachette Book Group. His book *The Moment of Clarity*, co-written with ReD partner Mikkel B. Rasmussen, was published by Harvard Business Press in the fall of 2014. He studied philosophy and political science in Copenhagen and London and has a Masters from the University of London. Mr. Madsbjerg's qualifications to serve on the board of directors include his expertise in advising senior executives, including the practical application of the human sciences in business.

Sheila Khama has served on our board of directors since the closing of the Business Combination in September 2021. Ms. Khama is a consultant, policy advisor and former mining industry executive with expertise in corporate governance and sustainable development of minerals, oil and gas resources. Sheila currently serves as the Chair of the Sustainability and Innovation Committee. Since April 2019, Ms. Khama has been an independent consultant on oil and gas governance and policy reforms for SK Consulting Pty, Ltd. From November 2016 to March 2019, Ms. Khama served as Practice Manager and Coordinator of Donor Relations and Partnerships at The World Bank, where she led an international team of mineral, oil and gas specialists in implementing support programs ranging from policy reforms, technical assistance, research and knowledge dissemination for various countries. From November 2013 to November 2016, Ms. Khama served as Director African Natural Resources Center at the African Development Bank in Tunisia, where she led a support program for African governments to improve development outcomes from renewable and non-renewable resources. From 2010 to 2013, Ms. Khama served as Director of the Extractives Advisory Program at the African Center for Economic Transformation, a pan-African think tank based in Ghana. Ms. Khama also previously held a number of senior roles in the private sector, including Chief Executive Officer of De Beers Botswana from 2005 to 2010, Head of Marketing and Communication at the First National Bank of Botswana Ltd from 2002 to 2005, and Group Secretary of the Anglo-American Corporation Botswana from 1994 to 2002. Ms. Khama also currently serves as a Non-Executive Director for Tullow Oil plc, a position she has held since June 2019. Ms. Khama received an M.B.A. in General Management from Edinburgh University and a B.A. from the University of Botswana. Ms. Khama's qualifications to serve on the board of directors include her extensive experience as a corporate strategist and her deep understanding of regulatory frameworks in the minerals, oil and gas industry.

Andrei Karkar has served on our board of directors since the closing of the Business Combination in September 2021 and served as a director of DeepGreen since March 2019. Andrei currently serves as the Chair of the Compensation Committee. Since 2006, Mr. Karkar has served as Chief Executive Officer of ERAS Holdings, The Karkar Family Office, with its origins in Karkar Electronics founded in 1959 by Edward Karkar. ERAS Holdings engages in a broad range of investment activities and invests in a wide variety of asset classes. Since July 2019, Mr. Karkar has served as a member of the board of directors of CognitionX, a private company based in the United Kingdom, and is a board member of Shepherd OÜ based in Estonia Mr. Karkar received a B.A. from Georgetown University. Mr. Karkar's qualifications to serve on the board of directors include his experience as an advisor and investor in public and private companies.

Amelia Kinahoi Siamomua has served on our board of directors since the closing of the Business Combination in September 2021. Ms. Siamomua has over 35 years of experience as a development economist and an international civil servant with a strong focus on gender equality and sustainability issues. Since March 2021, Ms. Siamomua has been an independent consultant on gender and social inclusion for the Government of Nauru. From June 2015 until February 2021, Ms. Siamomua served as Head of Gender, Economic, Youth & Sustainable Development Directorate of the Commonwealth Secretariat based in London, United Kingdom, where she represented the Secretary General at the United Nations ("UN") High-level Group on Women's Access to Justice and the UN Commission on the Status of Women. Between 2012 and 2014, Ms. Siamomua held a position as Inter-Regional Advisor (Small Island Developing States) within the Division for Sustainable Development at the UN Department of Economic and Social Affairs, where she analyzed best practices on sustainable development and provided policy advice to governments and relevant stakeholders in developing countries. Prior to that, Ms. Siamomua served as senior advisor in Papua New Guinea from 2010-2012 and as project coordinator in Fiji from 2008-2009 as part of the UN Development Programme. Ms. Siamomua has earned a B.A. in Economics and Politics and an M.B.A. from the University of the South Pacific. Ms. Siamomua's qualifications to serve on the board of directors include her sustainable development expertise and her extensive knowledge of economic and social policies of developing countries.

Kathleen McAllister has served on the board of directors since February 9, 2022, and currently serves as the Chair of the Audit Committee. Ms. McAllister is a Certified Professional Accountant (CPA) and former President and CEO and CFO of Transocean Partners LLC. Ms. McAllister brings a broad strategic perspective to the complex challenges of operating cyclical businesses and raising capital and corporate governance in the global marketplace. She currently serves as an independent director for Black Hills Corporation, SilverBow Resources and Hoegh LNG Partners LP. She serves on the Audit Committees of Black Hills Corporation and SilverBow Resources, and Hoegh LNG Partners and the Hoegh LNG Conflicts Committee. Previously, Ms. McAllister served on the board of Maersk Drilling and chaired the Audit and Risk Committee. As a former CEO, CFO and treasurer of publicly traded companies, Ms. McAllister's broad business perspective, financial acumen and experience in capital raising and capital allocation contributes to the Board's oversight of strategy and risk. Her experience serving as a corporate director and audit and risk committee chair on other public companies provides a valuable perspective on the Board's role in management oversight and corporate governance.

Andrew C Greig has served on the board of directors since October 3, 2022, and is currently the board's Lead Independent Director. Mr. Greig is the founder of ACAC Innovation and its Senior Director and previously worked for Bechtel Group for 34 years, leading its global mining business for 13 years. In addition, Mr. Greig was managing director for its Australian operations and was group Human Resources Manager. Mr. Greig was also Senior Vice President and Director of Bechtel Group, Inc. From 2001 to 2006, Mr. Greig served as President of Bechtel's Mining & Metals global business unit, prior to becoming Project Director for the Brass LNG Project in Nigeria. As President of Mining & Metals, Mr. Greig was responsible for strategy, planning, execution and project delivery for the global business unit which peaked at 55,000 personnel across 14 countries and over $5 billion in annual revenue. Mr. Greig was elected as Principal Vice President in 1997 and as Senior Vice President in 2001. He was a member of Bechtel Group's Board of Directors from 2011 until leaving Bechtel. Mr. Greig's qualifications to be on the board include his long career in project development, overseeing major capital projects, his role leading the global HR team at Bechtel and his long tenure on Bechtel's Board of Directors.

There are no family relationships between or among any of our directors or executive officers.

Role of Board in Risk Oversight

The board of directors have extensive involvement in the oversight of risk management related to the Company and its business and will accomplish this oversight through the regular reporting to the board of directors by the audit committee. The audit committee will represent the board of directors by periodically reviewing the Company's accounting, reporting and financial practices, including the integrity of its financial statements, the surveillance of administrative and financial controls and its compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit and information technology functions, the audit committee will review and discuss all significant areas of our business and summarize for the board of directors all areas of risk (including cybersecurity) and the appropriate mitigating factors. In addition, the board of directors will receive periodic detailed operating performance reviews from management.

Composition of the Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors is declassified, and the directors will be elected annually.

Independence of the Board of Directors

Nasdaq rules generally require that independent directors must comprise a majority of a listed company's board of directors. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, the board of directors has determined that Andrew Hall, Andrew Greig, Sheila Khama, Christian Madsbjerg, Amelia Kinahoi Siamomua, Andrei Karkar and Kathleen McAllister, representing seven (7) of the Company's eight (8) directors, are "independent" as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the Nasdaq. Andrew Greig serves as the Lead Independent Director of the board of directors.

Board Committees

The standing committees of the board of directors consist of an audit committee, a compensation committee, a nominating and corporate governance committee and the sustainability and innovation committee. The board of directors may from time to time establish other committees.

Our chief executive officer and other executive officers will regularly report to the non-executive directors and the audit, the compensation and the nominating and corporate governance committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of the board of directors will provide appropriate risk oversight of our activities.

Audit Committee

Our audit committee consists of Kathleen McAllister, who serves as the chairperson, Andrew Hall and Sheila Khama. Each member of the audit committee qualifies as an independent director under the Nasdaq Listing Rules and the independence requirements of Rule 10A-3 under the Exchange Act.

The board of directors has determined that Ms. McAllister and Mr. Hall qualify as "audit committee financial experts", as such term is defined in Item 407(d)(5) of Regulation S-K and possesses financial sophistication, as defined under the rules of Nasdaq.

The purpose of the audit committee is to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist the board of directors in overseeing and monitoring (1) the quality and integrity of the financial statements, (2) compliance with legal and regulatory requirements, (3) our independent registered public accounting firm's qualifications and independence, (4) the performance of our internal audit function and (5) the performance of our independent registered public accounting firm.

The board of directors has adopted a written charter for the audit committee, which is available on the Company's website at *www.metals.co* under Investors — Governance — Governance Documents.

Compensation Committee

Our compensation committee consists of Andrei Karkar, who serves as the chairperson and Mr. Greig.

The purpose of the compensation committee is to assist the board of directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of its executive officers and directors, (2) monitoring our incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

The board of directors has adopted a written charter for the compensation committee, which is available on the Company's website at *www.metals.co* under Investors — Governance — Governance Documents.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Christian Madsbjerg, who serves as the chairperson, Ms. Khama and Mr. Karkar. The purpose of the nominating and corporate governance committee is to assist the board of directors in discharging its responsibilities relating to (1) identifying individuals qualified to become new board of directors members, consistent with the criteria approved by the board of directors, (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for re-election and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of shareholders, (3) identifying members of the board of directors qualified to fill vacancies on any committee of the board of directors and recommending that the board of directors appoint the identified member or members to the applicable committee, (4) reviewing and recommending to the board of directors corporate governance principles applicable to the Company, (5) overseeing the evaluation of the board of directors and management and (6) handling such other matters that are specifically delegated to the committee by the board of directors from time to time.

The board of directors have adopted a written charter for the nominating and corporate governance committee, which is available on the Company's website at *www.metals.co* under Investors — Governance — Governance Documents.

Sustainability and Innovation Committee

Our sustainability and innovation committee consists of Sheila Khama, who serves as the chairperson, Christian Madsbjerg and Amelia Kinahoi Siamomua.

The purpose of the sustainability and innovation committee is to assist the board of directors in discharging its responsibilities relating to oversight of our policies, programs, performance and related risks and opportunities that concern key sustainability and innovation matters, including issues of significance to us and our stakeholders that may affect its business, strategy, operations, performance, or reputation.

The board of directors have adopted a written charter for the sustainability and innovation committee, which is available on the Company's website at *www.metals.co* under Investors — Governance — Governance Documents.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, which is available on our website at *www.metals.co* under Investors — Governance — Governance Documents. Our code of business conduct is a "code of ethics," as defined in Item 406(b) of Regulation S-K.

We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics in a Current Report on Form 8-K within four business days following the date of the amendment or waiver, unless website posting or the issuance of a press release of such amendment or waiver is then permitted by Nasdaq rules.

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines in accordance with the corporate governance rules of Nasdaq that serve as a flexible framework within which our board of directors and its committees operate. These guidelines cover a number of areas including board membership criteria and director qualifications, director responsibilities, board agenda, meetings of non-management directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of our chief executive officer management succession planning. A copy of our corporate governance guidelines is posted on our website at *www.metals.co* under Investors — Governance — Governance Documents.

Delinquent Section 16(a) Reports

Pursuant to Section 16 of the Securities Exchange Act of 1934, executive officers, directors, and holders of more than 10% of our common shares are required to file reports of their transactions our equity securities with the SEC. Based solely on a review of the copies of such reports received by us, or written representations from certain reporting persons, we believe that all filings required to be made by its reporting persons complied with all applicable Section 16 filing requirements during the year ended December 31, 2022, with the exception of (a) a Form 4 filed on behalf of each of our then serving executive officers on February 22, 2022 for transactions that occurred on February 9, 2022, (b) a Form 4 filed on behalf of each of our then serving non-employee directors on July 18, 2022 for transactions that occurred on June 1, 2022, which the Form 4 filed on behalf of Andrei Karkar and ERAS Capital LLC was later amended on August 16, 2022, (c) a Form 4 filed on behalf of non-employee director Andrew Greig on October 12, 2022 for a transaction that occurred on September 30, 2022 and (d) a Form 4 filed on behalf of executive officer Craig Shesky on December 8, 2022 for a transaction that occurred on November 30, 2022.

Item 11. EXECUTIVE COMPENSATION

Introduction

This section provides an overview of our executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. The number of securities and exercise prices, as applicable, described in this section have been adjusted based on the exchange ratio calculated pursuant to the terms of the Business Combination Agreement to reflect the number of securities and exercise prices following the Business Combination.

We are currently considered a "smaller reporting company" within the meaning of the Securities Exchange Act of 1934, as amended, for purposes of the SEC's executive compensation disclosure rules. Accordingly, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited disclosures regarding executive compensation for our last two completed fiscal years. Further, our reporting obligations extend only to the following "Named Executive Officers" or "NEOs," which are the individuals who served as principal executive officer and the next two most highly compensated executive officers for the fiscal year ended December 31, 2022. As of December 31, 2022, our NEOs were:

- Gerard Barron, Chief Executive Officer;

- Anthony O'Sullivan, Chief Development Officer; and

- Craig Shesky, Chief Financial Officer

Our current executive compensation plan has been in place since September 9, 2021 and is the ongoing compensation program post-Business Combination. Our current executive compensation plan includes base salaries, Short-Term Incentive Program (paid in restricted share units for 2022), and a Long-Term Incentive Program (granted in the form of restricted share units grants for 2022).

In 2022, our executive compensation program was designed to provide our named executive officers with meaningful incentives and rewards, while effectively balancing the short-term and long-term interests of our shareholders with our ability to attract and retain talented executives. The compensation committee of our board has the primary responsibility for establishing our executive compensation philosophy and determining the specific components and levels of each named executive officers' compensation. Our executive compensation program is based on four guiding principles. We have created a compensation program that combines short-term and long-term components, cash, equity, fixed and performance-based contingent payments, in the proportions that we believe achieve these four guiding principles:

- enhance shareholder value by aligning the financial interests of our named executive officers with those of our shareholders;

- enable us to attract, motivate and retain the people needed to define and lead our industry;

- integrate compensation closely with the achievement of our business and performance objectives; and

- reward the individual performance that contributes to our short-term and long-term success.

The Compensation Committee utilized and relied significantly on a competitive market analysis when determining the size, components and mix of our named executive officers' compensation packages.

Our Named Executive Officers' target annual compensation consists of three principal components: (a) base salary, (b) an annual performance Short-Term Incentive Plan ("STIP") and (c) long-term equity incentive compensation under our Long-Term Incentive Plan ("LTIP"). The base salary component is primarily designed to provide a predictable level of financial stability. The STIP is designed to reward the achievement of annual goals that are aligned with our strategic plan. The base salary and STIP are referred to as the cash component of the compensation plan. The LTIP is the equity compensation component and is primarily designed to incentivize and retain our executives over a multi-year period and to reward the achievement of our long-term financial and strategic objectives.

Elements of Compensation

Our executive compensation program consists of three principal components: base salary, STIP (together with base salary, "total cash compensation"), and the LTIP. The LTIP consists primarily of restricted share units ("RSUs"), and prior to the Business Combination, stock options, that each vest over time based on continued employment and, in some cases, the achievement of performance and market goals.

Key Components of Our 2022 Compensation Plans

Compensation Element	Primary Purpose	Performance Period	Details
Cash Compensation			
Base Salary	Reward for ongoing work performed, executive tenure and role	Ongoing	Provided in cash each pay period.
Short Term Incentive Plan (STIP)	Reinforce and drive short-term priorities and business results	1 year	Target award based on a percentage of salary.
	Recognize and reward corporate and individual performance		Awards may be earned from 0% to 100% of target based on achievement of pre-determined corporate short-term objectives that are aligned with our strategic plan as well as individual performance. Awards are paid in cash upon the completion of the fiscal year; however, for 2022, STIP awards were paid in immediately-vested RSUs to conserve operating cash.
Equity Compensation			
Long-term incentives (LTIP)	Reinforce and drive long-term shareholder value Retain executives over a multi-year period Incentivize the achievement by management of multi-year performance goals	3 or 4 years	Grants post-Business Combination were in the form of RSUs that generally vest one-third per year over three years or in fourths over four years.

Equity Compensation

We use long-term equity-based compensation to incentivize and retain our executive officers by linking their awards to the achievement of our long-term strategic goals. We typically award long-term equity-based compensation with restricted share units that vest over time so long as the executive remains employed with the Company.

The Compensation Committee determines the size of equity award grants after considering the following factors:

- the competitive equity compensation practices for comparable positions identified in the applicable market analysis;

- the executive's level of responsibility and duties;

- a comparison to grant levels of other executive officers;

- individual named executive officers' performance;

- our corporate performance;

- our total equity compensation costs relative to total expenses;

The Compensation Committee does not take into consideration an executive's aggregate equity holdings or equity carrying value in determining annual long-term equity incentive awards.

In 2022, our Compensation Committee approved the grant of equity awards to our Named Executive Officers. They considered, to the extent applicable, our corporate performance and individual contributions in 2022 as well as in prior years. The Compensation Committee determined the value of each equity award as time-based RSUs that vest one-third per year over three years based on the potential equity compensation expense and the target award size, as well as the retention and incentive aspects of the award. The total value was also informed by the competitive analysis conducted by FW Cook, an independent compensation consulting firm engaged by our Compensation Committee to provide competitive market data as well as advice on pay levels and compensation program structure.

The stock awards disclosed in the summary compensation table below represent the RSUs approved by our Compensation Committee, which were issued and valued on November 22, 2021, using a share price of $3.20. Option awards disclosed in the summary compensation table below were granted by the DeepGreen board on March 4, 2021 and were valued on that date using a Black-Scholes valuation model, which ascribed a fair value between $5.42 and $5.59 per option. No stock awards were issued to our NEOs in 2022.

Summary Compensation Table

The following table shows information concerning the annual compensation for services provided to us by our NEOs for the fiscal year ended December 31, 2022 and 2021.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	All Other Compensation ($)[4]	Total ($)
Gerard Barron,	2022	565,000	317,813	—	—	—	882,813
Chief Executive Officer	2021	565,000	296,625	2,500,000	10,833,401	—	14,195,026
Anthony O'Sullivan,	2022	475,000	178,125	—	—	8,251	661,376
Chief Development Officer	2021	475,000	166,250	1,000,000	4,539,262	12,838	6,193,350
Craig Shesky	2022	350,000	186,250	—	—	32,339	605,256
Chief Financial Officer	2021	234,896	82,214	750,000	2,328,589	23,490	3,419,188

(1) For the year ended December 31, 2022, the Company awarded an annual STIP bonus at 75% of target. The executives received their entire 2022 STIP bonus in the form of immediately vested RSUs. The number of RSUs granted was 369,549 units for Gerard Barron, 234,738 units for Anthony O'Sullivan, and 228,924 units for Craig Shesky. The RSUs will be granted on March 29, 2023 and the number of RSUs to be issued to each executive will be based on the closing price of our common shares on the approval date of $0.86. For the year ended December 31, 2021, the Company awarded an annual STIP bonus at 70% of target. The executives received their entire 2021 STIP bonus in the form of immediately vested RSUs. The number of RSUs granted was 180,869 units for Gerard Barron, 101,372 units for Anthony O'Sullivan, and 50,130 units for Craig Shesky. The RSUs were granted on February 2, 2022 and the number of RSUs received by each executive was based on the closing price of our common shares on the grant date of $1.64.

(2) Stock awards consists of RSUs granted during the year ended December 31, 2021. The grant date fair value is computed based on the closing market price on the date of grant in accordance with FASB ASC Topic 718, *Compensation – Stock Compensation* ("ASC 718"). There were no stock awards granted in 2022.

(3) The amounts shown in this column represent the aggregate grant date fair value of the time-based stock option awards and performance-based stock option awards granted by DeepGreen prior to the Business Combination, computed in accordance with FASB ASC Topic 718. Under SEC rules, these performance-based option awards are valued based on the probable outcome of the performance conditions associated with these awards, which a portion was determined to be not probable at grant. As a result, the amount determined to be not probable at grant in respect to the performance-based stock options granted in 2021 has been excluded in the table above. The grant date fair value of these performance-based stock option awards, assuming the performance conditions are achieved in full, is $12,618,997 for Gerard Barron, $5,608,440 for Anthony O'Sullivan, and $1,402,106 for Craig Shesky. Additional information can be found in note 15 to the audited consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2022. There were no stock option awards granted in 2022.

(4) Consists of Australian superannuation contributions made by TMC/DeepGreen during the years 2022 and 2021 for Anthony O'Sullivan and U.S. 401(k) benefits made by TMC/DeepGreen during the years 2022 and 2021 for Craig Shesky.

Outstanding Equity Awards at 2022 Fiscal Year-End

The following table sets forth certain information regarding outstanding equity awards held by the NEOs as of December 31, 2022. The number of securities and exercise prices, as applicable, described in this section have been adjusted based on the exchange ratio calculated pursuant to the terms of the Business Combination Agreement to reflect the number of securities and exercise prices following the Business Combination.

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)[(1)]	Option Exercise Price ($)	Option Expiration Date	Number of shares or units of stock that have not vested (#)[(2)]	Market value of shares or units of stock that have not vested ($)[(3)]
Gerard Barron	05/16/2019	3,473,586	—	$ 0.65	06/01/2028	—	—
	03/04/2021	604,458	2,275,334	0.65	06/01/2028	—	—
	11/22/2021	—	—	—	—	520,833	401,042
Anthony O'Sullivan	05/16/2019	466,965	—	$ 0.65	06/01/2028	—	—
	03/04/2021	218,707	1,011,259	0.65	06/01/2028	—	—
	11/22/2021	—	—	—	—	208,333	160,417
Craig Shesky	03/04/2021	135,084		$ 8.64	06/01/2028	—	—
	03/04/2021		270,167 [(4)]	8.64	06/01/2028	—	—
	03/04/2021	—	252,814	0.65	06/01/2028	—	—
	11/22/2021	—	—	—	—	156,250	120,313

(1) These stock options vest as follows, subject to continued service through each vesting threshold: (i) 25% if our market capitalization equals or exceeds $3.0 billion; (ii) 35% if our market capitalization equals or exceeds $6.0 billion; (iii) 20% if the International Seabed Authority grants us an exploitation contract; and (iv) 20% upon the commencement of the first commercial production following the grant of the exploitation contract.

(2) Stock awards consists of RSUs that were granted on November 22, 2021 and vest one third on each anniversary of the grant date.

(3) Market value of shares based on TMC's closing market share price at December 31, 2022.

(4) These stock options vest as follows: 135,084 units on February 20, 2023 and 135,084 units on February 20, 2024.

Other Compensation and Benefits

We believe that establishing a competitive benefit package consistent with companies with which we compete for employees is an important factor in attracting and retaining talented employees. Thus, we provide our Named Executive Officers with employee benefits on the same basis as offered to our full time non-executive employees, including health and dental benefits and a 401(k) plan (or equivalent as determined by employee's jurisdiction of employment).

Employment Arrangements

We have employment agreements with our NEOs the material terms of which are described below. In addition, each NEO has agreed to non-competition, non-solicitation and non-interference covenants that apply during the term of employment and for 12 months thereafter, as well as assignment of intellectual property and confidentiality obligations, each as set forth in his or her respective employment agreement.

Mr. Barron began his current position as our Chief Executive Officer in January 2018 with DeepGreen. Mr. O'Sullivan began his current position as our Chief Development Officer in July 2017 with DeepGreen. Mr. Shesky began his current position as our Chief Financial Officer in May 2021 with DeepGreen.

Gerard Barron

DeepGreen entered into an employment agreement with Mr. Barron, who accepted and commenced his role as DeepGreen's Chief Executive Officer on the agreement effective date, January 1, 2018 (the "Barron Employment Agreement"). Under the Barron Employment Agreement, Mr. Barron's initial annual base salary was $450,000, which DeepGreen agreed to review on a year-to-year basis, in accordance with DeepGreen's payroll practices. Mr. Barron's current annual base salary is $565,000. In addition, DeepGreen issued Mr. Barron up to 187,500 common shares, upon the execution of the Barron Employment Agreement, to be paid in lieu of cash for services provided by Mr. Barron from July 2017 through November 2017. Mr. Barron is eligible to participate in our benefit plans and to be considered for an annual performance incentive bonus, to be granted at the discretion of the board of directors on a year-to-year basis (the "Employment Bonus"). Under the Barron Employment Agreement, if Mr. Barron is deemed eligible to receive an Employment Bonus for a particular year, then the terms of such Employment Bonus shall be provided under a separate agreement and paid as soon as practicable after the first quarter of the first financial year following the year that Mr. Barron earns such bonus.

Pursuant to the Barron Employment Agreement, Mr. Barron also received an option grant for 3,473,586 shares of common shares, at an exercise price of $0.65 per share, subject to the terms and conditions set forth in a stock option agreement between the parties, dated July 23, 2018 (the "Barron Stock Option Agreement"). Under the Barron Stock Option Agreement, the parties agreed that (i) 2,894,655 options would be issued as part of DeepGreen's Long-Term Incentive Plan, with (x) 60% of such shares vesting in equal 20% installments on each of January 1, 2019, January 1, 2020 and January 1, 2021, and (y) 20% of such shares vesting upon the DeepGreen raising $20,000,000 in cash following the date of grant and (z) 20% of such shares vesting upon DeepGreen raising a total of $40,000,000 in cash following the date of grant, provided that Mr. Barron remained an employee of DeepGreen on such dates, and (ii) 578,931 options would be issued as part of Mr. Barron's board of directors remuneration, with 50% of such shares vesting as of the grant date and 50% of such shares vesting as of January 1, 2019. This option is currently fully vested and exercisable for all of the 3,473,586 common shares. Any vested options under the Barron Stock Option Agreement are set to expire on June 1, 2028. All stock options granted to Mr. Barron are governed by the terms of the DeepGreen Plan (as defined below), as well as the Barron Stock Option Agreement. In the event that Mr. Barron's employment with DeepGreen is terminated without cause, Mr. Barron will receive a payment equal to either (i) 3 months of his then annual base salary, or (ii) in the event that DeepGreen had raised (y) $20,000,000 in equity as of January 1, 2018 and (z) DeepGreen has greater than $10,000,000 cash-on-hand as of the date of such termination, then Mr. Barron shall receive an amount equal to 12 months of his base salary as a salary continuance in accordance with the Barron Employment Agreement and DeepGreen's standard monthly payroll practices (the "Barron Severance Benefits"). In the event that, following a change of control of DeepGreen, Mr. Barron is terminated without "cause" or resigns as a result of a "triggering event," Mr. Baron will also be eligible to receive the Barron Severance Benefits.

Anthony O'Sullivan

May 8, 2022, our subsidiary, The Metals Company Australia Pty. Ltd, entered into an amended and restated employment agreement with Mr. O'Sullivan in connection with his continued role as our Chief Development Officer, a role he started in July 2017 with DeepGreen (the "O'Sullivan Employment Agreement"). Under the O'Sullivan Employment Agreement, Mr. O'Sullivan will receive an annual base salary of $670,985 AUD ($475,000 USD), which will be reviewed annually by our Chief Executive Officer. In addition, Mr. O'Sullivan is eligible to participate in our LTIP, subject to the combination of his achieving certain individual performance objectives, and achievement of certain company-based financial results. Mr. O'Sullivan is eligible to participate in our benefit plans and to be considered for an annual performance incentive bonus targeted at 50% of his annual base salary, to be granted at the discretion of the board of directors on a year-to-year basis (the "O'Sullivan Employment Bonus"). The O'Sullivan Employment Agreement has an indefinite term.

In general, during his employment and for a period of six months thereafter, Mr. O'Sullivan is prohibited from (a) competing with us within Australia; (b) soliciting our customers for a competing business; and (c) soliciting our employees for a competing business.

In the event that Mr. O'Sullivan's employment is terminated without "Cause" as defined in the O'Sullivan Employment Agreement or if Mr. O'Sullivan resigns for "Good Reason" as defined in the O'Sullivan Employment Agreement, Mr. O'Sullivan will receive (a) a payment equal to a pro-rata portion of the O'Sullivan Employment Bonus; (b) subject to the approval of the board of directors, an extension of the expiry up to 12 months from the termination date of options that vest based on the achievement of certain company-based milestones; and (c) continued payment of the premiums required to maintain Mr. O'Sullivan's participation in the benefits plans in which he participates for the minimum period required by applicable law.

In the event that Mr. O'Sullivan's employment is terminated without "Cause" or if Mr. O'Sullivan resigns for "Good Reason" following the resignation, termination, or replacement of our Chief Executive Officer, Mr. O'Sullivan will receive (a) a payment equal to 9 months of his then base salary in lieu of notice plus 1 month's pay in lieu of notice for each completed year of service following the start date to a maximum of 18 months; (b) allowance for the immediate vesting of all unvested restricted stock units that would have vested during the 12 month period following the termination date; (c) subject to the approval of the board of directors, extension of the expiry up to 12 months from the termination date of options that vest based on the achievement of certain company-based milestones; (d) pro-rata payment of the O'Sullivan Employment Bonus; and (e) continued payment of the premiums required to maintain Mr. O'Sullivan's participation in the benefits plans in which he participates for the minimum period required by applicable law.

In the event that, within 24 months following a "Fundamental Change" as defined in the O'Sullivan Employment Agreement, Mr. O'Sullivan's employment is terminated without "Cause", Mr. O'Sullivan will receive (a) a payment equal to 12 months of his then annual base salary; (b) 1.5 times the O'Sullivan Employment Bonus paid for the previous year; and (c) immediate vesting of all unvested equity awards, subject to Mr. O'Sullivan agreeing that the non-competition period described above be extended to 12 months from the date of termination.

In connection with his hiring by DeepGreen in July 2017, Mr. O'Sullivan was granted certain stock options pursuant to the DeepGreen Plan. Subject to the terms and conditions set forth by that certain stock option agreement, made effective July 23, 2018, by and between DeepGreen and Mr. O'Sullivan (the "Sullivan Stock Option Agreement"), Mr. Sullivan was granted 2,026,258 common shares at an exercise price of $0.65 per share which vested in three installments ending on on June 1, 2020. The vested options are set to expire on June 1, 2028 under the expiration conditions of the Sullivan Stock Option Agreement.

On October 14, 2022, Mr. O'Sullivan notified us that he was resigning as our Chief Development Officer, though he will remain in the position through a twelve-month transition period ending in the fall of 2023.

Craig Shesky

On May 6, 2022, our subsidiary, DeepGreen Resources, LLC, entered into an amended and restated employment agreement with Mr. Shesky in connection with his continued role as our Chief Financial Officer, a role he started in May 2021 with DeepGreen (the "Shesky Employment Agreement"). Under the Shesky Employment Agreement, Mr. Shesky will receive an annual base salary of $350,000, which will be reviewed annually by our Chief Executive Officer. Mr. Shesky is also entitled to a signing payment in the amount of $91,667 under the Shesky Employment Agreement. In addition, Mr. Shesky is eligible to participate in our LTIP, subject to the combination of his achieving certain individual performance objectives, and achievement of certain company-based financial results. Mr. Shesky is eligible to participate in our benefit plans and to be considered for an annual performance incentive bonus targeted at 50% of his annual base salary, to be granted at the discretion of the board of directors on a year-to-year basis (the "Shesky Employment Bonus"). The Shesky Employment Agreement has an indefinite term.

In general, during his employment and for a period of six months thereafter, Mr. Shesky is prohibited from (a) competing with us within North America; (b) soliciting our customers for a competing business; and (c) soliciting our employees for a competing business.

In the event that Mr. Shesky's employment is terminated without "Cause" as defined in the Shesky Employment Agreement or if Mr. Shesky resigns for "Good Reason" as defined in the Shesky Employment Agreement, Mr. Shesky will receive (a) a payment equal to 6 months of his then annual base salary plus a pro-rata portion of the Shesky Employment Bonus; (b) subject to the approval of the board of directors, an extension of the expiry up to 12 months from the termination date of options that vest based on the achievement of certain company-based milestones; and (c) continued payment of the premiums required to maintain Mr. Shesky's participation in the benefits plans in which he participates for the minimum period required by applicable law.

In the event that Mr. Shesky's employment is terminated without "Cause" or if Mr. Shesky resigns for "Good Reason" following the resignation, termination, or replacement of our Chief Executive Officer, Mr. Shesky will receive (a) a payment equal to 9 months of his then base salary in lieu of notice plus 1 month's pay in lieu of notice for each completed year of service following the start date to a maximum of 18 months; (b) allowance for the immediate vesting of all unvested restricted stock units that would have vested during the 12 month period following the termination date; (c) subject to the approval of the board of directors, extension of the expiry up to 12 months from the termination date of options that vest based on the achievement of certain company-based milestones; (d) pro-rata payment of the Shesky Employment Bonus; and (e) continued payment of the premiums required to maintain Mr. Shesky's participation in the benefits plans in which he participates for the minimum period required by applicable law.

In the event that, within 24 months following a "Change of Control" as defined in the Shesky Employment Agreement, Mr. Shesky's employment is terminated without "Cause" or if Mr. Shesky resigns for "Good Reason", Mr. Shesky will receive (a) a payment equal to 12 months of his then annual base salary; (b) 1.5 times the Shesky Employment Bonus paid for the previous year; and (c) immediate vesting of all unvested equity awards, subject to Mr. Shesky agreeing that the non-competition period described above be extended to 12 months from the date of termination.

Employee Benefits

Our NEOs participate in employee benefit programs available to our employees generally.

Stock Option Plans and Stock Option Awards

DeepGreen Plan

As a consequence of the Business Combination, we adopted and assumed the DeepGreen Metals Inc. Stock Option Plan, as amended (the "DeepGreen Plan"), and each option to purchase DeepGreen Common Shares, whether vested or unvested, that was outstanding immediately prior to the time the arrangement pursuant to the court-approved plan of arrangement became effective (the "Effective Time") was assumed by us and became an option (vested or unvested, as applicable) to purchase a number of our Common Shares equal to the number of DeepGreen Common Shares subject to such option immediately prior to the Effective Time multiplied by the Per Share Consideration, rounded down to the nearest whole number of shares, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by the Per Share Consideration, rounded up to the nearest whole cent. No further awards will be granted out of the DeepGreen Plan.

The DeepGreen Board adopted, and DeepGreen's shareholders approved, the DeepGreen Plan on September 17, 2013. The DeepGreen Plan has been periodically amended, most notably: on July 23, 2018, in order to increase the number of shares of DeepGreen common shares available for issuance pursuant to the DeepGreen Plan to a maximum of 20% of the issued and outstanding common shares, and on May 16, 2019 in order to clarify the application with respect to certain provisions of employee scheme legislation in Australia. The DeepGreen Plan permits the grant of options of DeepGreen's common shares, as defined by the DeepGreen Plan (the "Options"). Options may be granted only to (i) a *bona fide* director, senior officer, employee of DeepGreen, (ii) a company that is wholly-owned by any of the foregoing, or (iii) a consultant of DeepGreen. The board of directors, in its sole discretion, may accelerate the vesting of any unexercised options in accordance with the change of control provisions set forth in the DeepGreen Plan.

The board of directors is authorized to administer the DeepGreen Plan. In addition, consistent with the terms of the DeepGreen Plan, the board of directors may determine the number of shares issuable for the exercise of each Option, the Option Price, as defined by the DeepGreen Plan, and the times when any such Options will be granted, exercisable and expire under the DeepGreen Plan. No further awards will be granted pursuant to the DeepGreen Plan.

Upon any time when an Option granted under the DeepGreen Plan remains unexercised with respect to any common shares and a transaction is proposed that the majority of the board of directors determines is reasonably likely to be considered a Change of Control Event, as defined by the DeepGreen Plan (a "Change of Control Event"), then the board of directors, in its sole discretion, may require that: (i) DeepGreen accelerate the vesting of the Option and the time for the fulfilment of any conditions or restrictions on such vesting; (ii) the Option granted under the DeepGreen Plan be exercised (whether or not such Option has vested at any time up to and including (but not after) the effective time of the Change of Control Event, and any Options not exercised by the effective time of the Change of Control Event will be deemed to have expired; (iii) the Option granted under the DeepGreen Plan, if acceptable by the holder, be cancelled by DeepGreen for a cash payment equal to the difference between (y) the closing price of such shares on a trading day that is a determined number of days prior to the effective time of the Change of Control Event and (z) the price of the Option; or (iv) the Option granted under the DeepGreen Plan be exchanged for an Option to acquire the number of securities as are distributed to the securityholders of DeepGreen equal to (y) the exchange ratio of the shares multiplied by (z) the number of shares subject to such Option immediately prior to the effective time of the Change of Control Event, provided that any such replacement Option survives for a period of not less than one year from the effective time of the Change of Control Event, regardless of the continuing directorship, officership or employment of the holder.

The board of directors may amend, suspend, or terminate the DeepGreen Plan at any time. The board of directors Board must obtain shareholder approval of any plan amendment to the extent required by the DeepGreen Plan.

TMC Incentive Equity Plan

Eligibility

The TMC the metals company Inc. 2021 Incentive Equity Plan (the "TMC Incentive Equity Plan") allows for grants, under the direction of the board of directors or compensation committee, as the plan administrator, of stock options, stock appreciation rights, restricted stock awards, stock awards, restricted share units and other stock or equity-related cash-based awards to employees, consultants and non-employee directors who, in the opinion of the plan administrator, are in a position to make a significant contribution to our long-term success. All of our employees, non-employee directors and consultants and our affiliates will be eligible to participate in the TMC Incentive Equity Plan.

Shares Available for Issuance

The TMC Incentive Equity Plan provides for the future issuance of 44,372,170 Common Shares, including 10,672,485 shares added to the plan in January 2023 pursuant to the plan's evergreen provision, provided that 2,243,853 of the Common Shares available under the Plan will only be available to our non-employee directors. Notwithstanding the foregoing, the number of future shares that may be issued will increase automatically on the first day of each fiscal year during the period beginning with fiscal year 2022 and ending on the tenth anniversary of the closing of the Business Combination, equal to the lesser of (a) 4% of the number of outstanding Common Shares on such date, and (b) an amount determined by the plan administrator.

Generally, Common Shares reserved for awards under the TMC Incentive Equity Plan that lapse or are forfeited or cancelled will be added back to the share reserve available for future awards. However, shares delivered to or withheld to pay withholding taxes or any applicable exercise price will not be available for issuance under the TMC Incentive Equity Plan. In addition, any shares repurchased on the open market using exercise price proceeds will not be available for issuance under the TMC Incentive Equity Plan.

The aggregate grant date fair value of shares granted to any non-employee director under the TMC Incentive Equity Plan and any other cash compensation paid to any non-employee director in any calendar year may not exceed $500,000; increased to $750,000 in the year in which such non-employee director initially joins the board of directors.

Stock Options

The terms and conditions of our ability to grant stock options are governed by the TMC Incentive Equity Plan. Notably, we have established a sub-plan to the TMC Incentive Equity Plan (the "U.S. Sub-Plan") for the purpose of granting stock options to employees who are residents of the United States or who are or may become subject to U.S. tax. Stock options granted under the U.S. Sub-Plan may either be incentive stock options, which are intended to satisfy the requirements of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or non-qualified stock options. Incentive stock options may be granted to employees of TMC and its affiliates, and the aggregate fair market value of a Common Share determined at the time of grant with respect to incentive stock options that are exercisable for the first time by a participant during any calendar year may not exceed $100,000. Non-qualified options may be granted to our employees, non-employee directors and consultants and our affiliates. If an incentive stock option is granted to an individual who owns 10% or less of the combined voting power of all classes of our stock or our affiliate, the exercise price of the stock option may not be less than 100% of the fair market value of the Common Shares on the date of grant, and the term of the stock option may not be longer than ten years. If an incentive stock option is granted to an individual who owns more than 10% of the combined voting power of all classes of our stock of or our affiliate, the exercise price of the stock option may not be less than 110% of the fair market value of the Common Shares on the date of grant, and the term of the stock option may not be longer than five years.

Award agreements for stock options include rules for exercise of the stock options after termination of service. Options may not be exercised unless they are vested, and no option may be exercised after the end of the term set forth in the award agreement. Generally, stock options will be exercisable for three months after termination of service for any reason other than death or total and permanent disability, and for one (1) year after termination of service on account of death or total and permanent disability but will not be exercisable if the termination of service was due to cause.

Restricted Stock

Restricted stock that is subject to restrictions, including a prohibition against transfer and a substantial risk of forfeiture, until the end of a "restricted period" during which the grantee must satisfy certain time or performance-based vesting conditions. If the grantee does not satisfy the vesting conditions by the end of the restricted period, the restricted stock is forfeited. During the restricted period, the holder of restricted stock has the rights and privileges of a regular shareholder, except that generally dividend equivalents may accrue but will not be paid during the restricted period, and the restrictions set forth in the applicable award agreement apply. For example, the holder of restricted stock may vote the restricted shares, but he or she may not sell the shares until the restrictions are lifted.

Restricted Share Units

Restricted share units vest in accordance with terms and conditions established by the plan administrator and when the applicable restrictions lapse, the grantee will be entitled to receive a payout in cash, shares or a combination thereof based on the number of restricted share units as specified in the award agreement. Dividend equivalents may accrue but will not be paid prior to and only to the extent that, the restricted stock unit award vests. The holder of restricted share units does not have the rights and privileges of a regular shareholder, including the ability to vote the restricted share units.

Other Share-Based Awards and Performance-Based Awards

The TMC Incentive Equity Plan also authorizes the grant of other types of share-based compensation including, but not limited to share appreciation rights and unrestricted share awards. The plan administrator may award such share-based awards subject to such conditions and restrictions as it may determine. We may grant an award conditioned on satisfaction of certain performance criteria. Such performance-based awards also include performance-based restricted shares and restricted share units. Any dividends or dividend equivalents payable or credited to a participant with respect to any unvested performance-based award will be subject to the same performance goals as the shares or units underlying the performance-based award.

Plan Administration

In accordance with the terms of the TMC Incentive Equity Plan, the board of directors may administer the TMC Incentive Equity Plan or authorize the compensation committee to administer the TMC Incentive Equity Plan. The compensation committee may delegate part of its authority and powers under the TMC Incentive Equity Plan to one or more of our directors and/or officers, but only the compensation committee can make awards to participants who are subject to the reporting and other requirements of Section 16 of the Exchange Act. In accordance with the provisions of the TMC Incentive Equity Plan, the plan administrator determines the terms of awards, including, which employees, directors and consultants will be granted awards, the number of shares subject to each award, the vesting provisions of each award, the termination or cancellation provisions applicable to awards, and all other terms and conditions upon which each award may be granted in accordance with the TMC Incentive Equity Plan.

In addition, the plan administrator may, in its discretion, amend any term or condition of an outstanding award provided (i) such term or condition as amended is not prohibited by the TMC Incentive Equity Plan and does not require shareholder approval under the rules of Nasdaq, and (ii) any such amendment will be made only with the consent of the participant to whom such award was made, if the amendment is adverse to the participant unless such amendment is required by applicable law or necessary to preserve the economic value of such award.

Stock Dividends and Stock Splits

If the Common Shares are subdivided or combined into a greater or smaller number of shares or if we issue any common shares as a stock dividend, the number of common shares deliverable upon exercise of an option issued or upon issuance of an award will be appropriately increased or decreased proportionately, and appropriate adjustments will be made in the exercise price per share of stock options or purchase price, if any, and performance goals applicable to performance-based awards, if any, to reflect such subdivision, combination or stock dividend.

Corporate Transactions

Upon a merger or other reorganization event, the plan administrator or the board of directors of any entity assuming our obligations may take any one or more of the following actions pursuant to the TMC Incentive Equity Plan, as to some or all outstanding options and awards:

● provide that all outstanding options will be assumed or substituted by the successor corporation;

● upon written notice to a participant, provide that the participant's unexercised options must be exercised within a specified number of days of the date of such notice, at the end of which period such unexercised options will terminate;

● in the event of a merger pursuant to which holders of Common Shares will receive a cash payment for each share surrendered in the merger, make or provide for a cash payment to option holder participants equal to the difference between the merger price times the number of Common Shares subject to such outstanding options, and the aggregate exercise price of all such outstanding options, in exchange for the termination of such options;

● with respect to other stock awards, provide that outstanding awards will be assumed or substituted by the successor corporation;

● with respect to stock awards, and in lieu of any of the foregoing, provide that, upon consummation of the transaction, each outstanding stock award will be terminated in exchange for payment of an amount equal to the consideration payable upon consummation of such transaction to a holder of the number of Common Shares comprising such award (to the extent such stock grant or award is no longer subject to any forfeiture or repurchase rights then in effect or, at the discretion of the board of directors or an authorized committee, all forfeiture and repurchase rights being waived upon such transaction); and

● upon consummation of a Corporate Transaction, to the extent not assumed or substituted by the successor or cashed out, the outstanding awards will terminate.

Amendment and Termination

The TMC Incentive Equity Plan may be amended by our shareholders. It may also be amended by the board of directors or the compensation committee, provided that any amendment which is of a scope that requires shareholder approval as required by (i) the rules of Nasdaq or (ii) for any other reason, is subject to obtaining such shareholder approval. However, no such action may adversely affect any rights under any outstanding award without the holder's consent unless such amendment is required by applicable law or necessary to preserve the economic value of such award.

Duration of Plan

The TMC Incentive Equity Plan will expire by its terms in April 2031.

Director Compensation

On September 9, 2021, we adopted a non-employee director compensation policy. Pursuant to the policy, the annual cash retainer for non-employee directors is $90,000. Annual cash retainers for committee membership are as follows:

Position		Retainer
Lead director	$	30,000
Audit Committee chairperson	$	22,500
Audit Committee member	$	7,500
Compensation Committee chairperson	$	15,000
Compensation Committee member	$	5,000
Nominating and Corporate Governance Committee chairperson	$	15,000
Nominating and Corporate Governance Committee member	$	5,000
Sustainability and Innovation Committee chairperson	$	15,000
Sustainability and Innovation Committee member	$	5,000

These fees are payable in arrears in quarterly installments as soon as practicable following the last business day of each fiscal quarter, provided that the amount of such payment will be prorated for any portion of such quarter that a director is not serving on the board of directors, on such committee or in such position. Non-employee directors are also reimbursed for reasonable out-of-pocket business expenses incurred in connection with attending meetings of the board of directors and any committee of the board of directors on which they serve and in connection with other business related to the board of directors. Directors may also be reimbursed for reasonable out-of-pocket business expenses in accordance with our travel and other expense policies, as may be in effect from time to time.

Initial Grant - In addition, we grant to new non-employee directors upon their initial election to the board of directors a number of restricted share units ("RSUs") (each RSU relating to one share of Common Shares), having an aggregate fair market value equal to $100,000, determined by dividing (A) $100,000 by (B) the closing price of the Common Shares on Nasdaq on the date of the grant (rounded down to the nearest whole share), on the first business day after the date that the non-employee director is first appointed or elected to the board of directors. Each of these grants shall vest in equal annual installments over three years from the date of the grant, subject to the non-employee director's continued service as a director on the applicable vesting dates.

Annual Grant - We also grant each non-employee director annually a number of RSUs (each RSU relating to one Common Share), having an aggregate fair market value equal to $100,000, determined by dividing (A) $100,000 by (B) the closing price of the Common Shares on the Nasdaq on the date of the grant (rounded down to the nearest whole share), each year on the first business day after our annual meeting of shareholders (the "Annual Grant"); provided, however, that if there has been no annual meeting of shareholders held by the first business day of the third fiscal quarter, we make the Annual Grant to each non-employee director on the first business day of the third fiscal quarter of such year.

The table below summarizes the compensation of each person serving as a non-employee director of TMC for the fiscal year ended December 31, 2022. Gerard Barron, our Chief Executive Officer, did not receive any additional compensation for his service as a director of TMC in 2022. The compensation of Mr. Barron as a NEO is set forth above under "— *Summary Compensation Table*."

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)[1]		Total ($)
Andrew Hall	$	127,092	$	100,000	$	227,092
Sheila Khama	$	116,937	$	100,000	$	216,937
Andrei Karkar	$	110,000	$	100,000	$	210,000
Gina Stryker	$	76,033	$	—	$	76,033
Amelia Kinahoi-Saimomua	$	95,000	$	100,000	$	195,000
Christian Madsbjerg	$	110,000	$	100,000	$	210,000
Kathleen McAllister [2]	$	96,950	$	199,999	$	296,950
Andrew Greig	$	57,351	$	100,000	$	157,351

(1) The Annual Grant consists of 68,027 RSUs granted during the year ended December 31, 2022. The grant date fair value is computed based on the closing market price on the date of grant in accordance with ASC 718.

(2) Ms. McAllister's stock awards include the value of her Initial Grant on joining the board and her Annual Grant both issued in 2022.

The following lists all outstanding equity awards held by our non-employee directors as of December 31, 2022:

Name	Aggregate Number of Shares Underlying Outstanding Options [1]	Number of Shares or Units of Stock That Have Not Vested [2]
Andrew Hall	—	73,382
Sheila Khama	—	73,382
Andrei Karkar	769,020	73,382
Amelia Kinahoi-Saimomua	—	73,382
Christian Madsbjerg	716,916	73,382
Kathleen McAllister	—	132,543
Andrew Greig	—	95,238

(1) Consists of STIP options granted under the DeepGreen Plan which are fully vested, and have an exercise price ranging from $0.52 to $2.60 and expiration date between February 17, 2026 to June 30, 2028 and LTIP options granted under the DeepGreen Plan which vest as follows, subject to continued service through each vesting threshold: (i) 25% if our market capitalization equals or exceeds $3.0 billion; (ii) 35% if our market capitalization equals or exceeds $6.0 billion; (iii) 20% if the International Seabed Authority grants us an exploitation contract; and (iv) 20% upon the commencement of the first commercial production following the grant of the exploitation contract. LTIP options have an exercise period of $0.65 and expiration date of June 1, 2028.

(2) Consists of RSUs for Initial Grants, which vests in thirds on each anniversary of the grant date, and RSUs for Annual Grants which vest on the date of TMC's annual general meeting following the grant date.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information known to the Company regarding the beneficial ownership of the Common Shares as of January 31, 2023 by:

- each person known to the Company to be the beneficial owner of more than 5% of outstanding Common Shares;

- each of the Company's named executive officers and directors; and

- all executive officers and directors of the Company as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Common Shares issuable upon exercise of options and warrants currently exercisable within 60 days are deemed outstanding solely for purposes of calculating the percentage of total ownership and total voting power of the beneficial owner thereof.

The beneficial ownership of Common Shares is based on 266,812,131 Common Shares issued and outstanding as of January 31, 2023.

Unless otherwise indicated, the Company believes that each person named in the table below has sole voting and investment power with respect to all shares of the Common Shares beneficially owned by them. Unless otherwise indicated, the business address of each of the following entities or individuals is c/o TMC the metals company Inc., 595 Howe Street, 10th Floor, Vancouver, British Columbia, Canada V6C 2T5.

Name and Address of Beneficial Owner	Number of Common Shares[1]	Percentage of Shares Beneficially Owned (%)
Directors and Executive Officers:		
Gerard Barron[2]	19,109,093	7.1 %
Anthony O'Sullivan[3]	1,364,949	*
Craig Shesky[4]	770,498	*
Christian Madsbjerg[5]	593,186	*
Andrew C. Greig[6]	4,812,743	1.8 %
Andrew Hall[7]	30,677	*
Sheila Khama[8]	2,677	*
Andrei Karkar[9]	54,015,982	20.2 %
Amelia Kinahoi Siamomua[10]	2,677	*
Kathleen McAllister[11]	21,505	*
All Directors and Executive Officers of the Company as a Group (12 Individuals)[12]	83,981,868	31.3 %
Five Percent Holders:		
ERAS Capital[13]	53,370,692	19.9 %
Maersk Supply Service A/S[14]	17,189,636	6.4 %
Allseas Group S.A.[15]	34,280,268	12.3 %

* Indicates beneficial ownership of less than 1%.

[1] Excludes Special Shares.

[2] Consists of (i) 14,941,655 Common Shares, (ii) 4,078,044 Common Shares underlying options that are exercisable within 60 days of January 31, 2023, and (iii) 89,394 Common Shares underlying warrants held by Mr. Barron. Does not include 2,275,334 Common Shares underlying options that are not exercisable and 520,833 Common Shares underlying restricted share units that do not vest within 60 days of January 31, 2023 held by Mr. Barron.

[3] Consists of (i) 575,110 Common Shares held by The O'Sullivan Family Trust No. 1 and 104,167 Common Shares held by Mr. O'Sullivan, (ii) 685,672 Common Shares underlying options that are exercisable within 60 days of January 31, 2023 held by Mr. O'Sullivan. Does not include 1,011,259 Common Shares underlying options that are not exercisable and 208,333 Common Shares underlying restricted share units that do not vest within 60 days of January 31, 2023 held by O'Sullivan. Anthony O'Sullivan is the sole director of JOZEM Pty Ltd. which is the trustee of The O'Sullivan Family Trust No. 1.

(4) Consists of (i) 500,331 Common Shares and (ii) 270,167 Common Shares underlying options that are exercisable within 60 days of January 31, 2023 held by Mr. Shesky. Does not include 387,898 Common Shares underlying options that are not exercisable and 156,250 Common Shares underlying restricted share units that do not vest within 60 days of January 31, 2023 held by Mr. Shesky.

(5) Consists of (i) 2,677 Common Shares held by Mr. Madsbjerg and (ii) 590,509 Common Shares underlying options that are exercisable within 60 days of January 31, 2023 held by Mr. Madsbjerg. Does not include 126,407 Common Shares underlying options that are not exercisable and 73,382 Common Shares underlying restricted share units that do not vest within 60 days of January 31, 2023 held by Mr. Madsbjerg.

(6) Consists of (i) 4,095,827 Common Shares held by Mr. Greig and (ii) 716,916 Common Shares underlying options that are exercisable within 60 days of January 31, 2023 held by Mr. Greig. Does not include 95,238 Common Shares underlying restricted share units that do not vest within 60 days of January 31, 2023 held by Mr. Greig.

(7) Consists of 30,677 Common Shares held by Mr. Hall. Does not include 73,382 Common Shares underlying restricted share units that do not vest within 60 days of January 31, 2023 held by Mr. Hall.

(8) Consists of 2,677 Common Shares held by Ms. Khama. Does not include 73,382 Common Shares underlying restricted share units that do not vest within 60 days of January 31, 2023 held by Ms. Khama.

(9) Consists of (i) 2,677 Common Shares held by Mr. Karkar, (ii) 642,613 Common Shares underlying options that are exercisable within 60 days of January 31, 2023 held by Mr. Karkar, (iii) 51,955,976 Common Shares held by ERAS Capital LLC ("ERAS"), and (iv) 1,414,716 Common Shares underlying warrants held by ERAS. Does not include 126,407 Common Shares underlying options that are not exercisable and 73,382 Common Shares underlying restricted share units that do not vest within 60 days of January 31, 2023 held by Mr. Karkar. Mr. Karkar has voting and dispositive control over the securities held by ERAS and therefore Mr. Karkar may be deemed to have beneficial ownership of the shares held by ERAS.

(10) Consists of 2,677 Common Shares held by Ms. Siamomua. Does not include 73,382 Common Shares underlying restricted share units that do not vest within 60 days of January 31, 2023 held by Ms. Siamomua.

(11) Consists of 21,505 Common Shares underlying restricted share units that vest within 60 days of January 31, 2023 held by Ms. McAllister. Does not include 111,038 Common Shares underlying restricted share units that do not vest within 60 days of January 31, 2023 held by Ms. McAllister.

(12) See footnotes 2 through 11. Includes (i) 572,191 Common Shares held in the aggregate by executive officers (and their children) other than the NEOs and (ii) 2,685,690 Common Shares underlying options that are exercisable within 60 days of January 31, 2023 held in the aggregate by executive officers other than the NEOs. Does not include 1,516,889 Common Shares underlying options that are not exercisable and 260,417 Common Shares underlying restricted share units that do not vest within 60 days of January 31, 2023 held in the aggregate by executive officers other than the NEOs.

(13) The address of ERAS is 323 Marina Boulevard, San Francisco, California 94123. Consists of (i) 51,955,976 Common Shares and (ii) 1,414,716 Common Shares issuable upon exercise of warrants owned by ERAS. Andrei Karkar has voting and dispositive control over the securities held by ERAS and therefore Mr. Karkar may be deemed to have beneficial ownership of the shares held by ERAS.

(14) The address of Maersk Supply Service A/S is Esplanaden 50 Copenhagen K, DK-1098 Denmark. Maersk Supply Service A/S is a subsidiary of AP Moller-Maersk A/S.

(15) The address of Allseas Group S.A. is 18 Route de Pra de Plan, Case Postale, 411 1618 Chatel-Saint-Denis, Switzerland. Includes (i) 22,701,648 Common Shares owned by Allseas Group S.A. and (ii) 11,578,620 Common Shares issuable upon the exercise of a warrant owned by Allseas Group S.A. Excludes (i) 1,000,000 Common Shares held by Argentum Cedit Virtuti GCV, which has an ownership interest in Allseas Group S.A., to which Allseas Group, S.A. does not have voting or investment power with respect thereto and (ii) 10,850,000 Common Shares the Company intended to issue to Allseas Group S.A. under the PMTA, which were issued to Allseas Group S.A. on February 13, 2023.

Equity Compensation Plan Information

The following table provides certain aggregate information with respect to all of our equity compensation plans in effect as of December 31, 2022.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	29,955,405 [(1)]	$ 1.11 [(2)]	35,719,259 [(3)]
Equity compensation plans not approved by security holders	—	—	—
Total	28,955,405	$ 1.11	35,719,259

(1) Consists of (i) 25,140,262 shares to be issued upon exercise of outstanding options under the DeepGreen Plan and (ii) 3,815,143 shares to be issued upon exercise of outstanding RSUs under the TMC 2021 Incentive Equity Plan.

(2) Consists of the weighted-average exercise price of the 25,140,262 options outstanding on December 31, 2022.

(3) Consists of 30,582,864 shares under the TMC 2021 Incentive Equity Plan and 5,136,395 shares under the TMC 2021 Employee Stock Purchase Plan that remained available for future issuance as of December 31, 2022. No shares remained available for future issuance under the DeepGreen Plan as of December 31, 2022.

The TMC 2021 Incentive Equity Plan has an evergreen provision that allows for an annual increase in the number of shares available for issuance under the TMC 2021 Incentive Equity Plan to be added on the first day of each fiscal year, beginning in fiscal year 2022 and ending on the tenth anniversary of the closing of the Business Combination. The evergreen provides for an automatic increase in the number of shares available for issuance equal to the lesser of (i) 4% of the number of outstanding Common Shares on such date and (ii) an amount determined by the plan administrator.

The TMC 2021 Employee Stock Purchase Plan has an annual increase provision that allows for an annual increase in the number of shares available for issuance under the TMC Employee Share Purchase Plan to be added on the first day of each fiscal year, beginning in fiscal year 2022. The annual increase provision provides for an automatic increase in the number of shares available for issuance equal to the lesser of (i) 1% of the number of outstanding Common Shares on such date and (ii) an amount determined by the Board of directors.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

2021 PIPE Financing

In the private placement of common shares, consummated on September 9, 2021, Allseas Group SA and Argentum Cedit Virtuti, an affiliate of Allseas, purchased $20 million and $10 million of our Common Shares, respectively.

2022 PIPE Financing

In the private placement of common shares, entered into on August 12, 2022, Gerard Barron, our Chief Executive Officer and Chairman, ERAS Capital LLC, the family fund of the Company's director, Andrei Karkar, and Allseas purchased $100,000, $5 million and $5 million of our Common Shares, respectively.

Consulting Agreements

Gregory Stone, our Chief Ocean Scientist, regularly provides consulting services to us through Ocean Renaissance LLC ("Ocean Renaissance"), where he is a principal. Consulting services during each of the years ended December 31, 2021 and 2022 amounted to $375,000.

Allseas

On March 29, 2019, we entered into a strategic alliance with Allseas to develop a system to collect, lift and transport nodules from the seafloor to shore and agreed to enter into a nodule collection and shipping agreement whereby Allseas would provide commercial services for the collection of the first 200 million metric tonnes of polymetallic nodules on a cost plus 50% profit basis. In furtherance of this agreement, on July 8, 2019, we entered into a Pilot Mining Test Agreement with Allseas ("PMTA"), which was amended on five occasions through February 2023, to develop and deploy a PMTS, successful completion of which is a prerequisite for our application for an exploitation contract with the ISA. Under the PMTA, Allseas agreed to cover the development cost of the project in exchange for a payment from us upon successful completion of the pilot trial of the PMTS in NORI Area D.

On March 16, 2022, NORI and Allseas entered into a non-binding term sheet for the development and operation of a commercial nodule collection system. The pilot nodule collection system developed and tested by Allseas is expected to be upgraded to a commercial system with a targeted production capacity of 1.3 million tonnes of wet nodules per year with expected production readiness by the fourth quarter of 2024. NORI and Allseas intended to equally finance all costs related to developing and getting the first commercial system into production that were estimated at less than EUR100 million. It was anticipated that NORI will not have to make any payments related to the commercial system to Allseas until March 31, 2023. Once in production, NORI expected to pay Allseas a nodule collection and transshipment fee estimated at approximately EUR 150 per wet tonne in the first year of operations and expected to be reduced by more than 20% in the following years as Allseas scaled up production to 1.3 million wet tonnes of nodules per year. Following the successful completion of the NORI Area D pilot collection system trials in November 2022 and subsequent analysis of pilot data, the parties are reviewing Project Zero System production targets (up to 3 Mtpa of wet nodules), system design and cost estimates and intend to enter into a binding Heads of Terms in the second half of 2023. The parties expect to further detail their relationship in three separate definitive agreements for engineering, conversion/build and commercial operations phase, respectively. Subject to the necessary regulatory approvals, Allseas and NORI also intend to investigate acquiring a second production vessel similar to the Hidden Gem, a further Samsung 10000, with the potential for it to be engineered to support a higher production rate of three million tonnes of wet nodules per year and lower associated per tonne production cost. There can be no assurances, however, that we will enter into definitive agreements with Allseas contemplated by the non-binding term sheet in a particular time period, or at all, or on terms similar to those set forth in the non-binding term sheet, or that if such definitive agreements are entered into by us that the proposed commercial systems and second production vessel will be successfully developed or operated in a particular time period, or at all.

Through December 31, 2022, we have made the following payments to Allseas under the PMTA: (a) $10 million in cash in February 2020, (b) $10 million through the issuance of 3.2 million common shares valued at $3.11 per share in February 2020, (c) issued Allseas a warrant to purchase 11.6 million common shares at a nominal exercise price per share in March 2021, which became exercisable in November 2022 with the successful completion of the pilot trial of the PMTS in the NORI-D Area, (d) $10 million in cash in October 2021, following the closing of the Business Combination and meeting certain progress targets on the PMTS, (e) the second $10 million payment to Allseas under the PMTA on April 25, 2022, following the successful completion of the North Sea drive test and (f) the third and final $10 million payment to Allseas became due in November 2022 upon successful completion of the pilot trial of the PMTS in the NORI Area D, which we settle, along with certain other costs due Allseas under the PMTA, through the issuance of 10,850,000 common shares in February 2023 at a price of $1.00 per share upon entering into the fifth amendment to the PMTA.

As further described under Part II, Item 9B "Other Information" above, on March 22, 2023, we entered into a Credit Facility with Argentum Credit Virtuti GCV, the parent of Allseas Investments S.A. and an affiliate of Allseas, pursuant to which, we may borrow from the Lender up to $25,000,000 in the aggregate, from time to time, subject to certain conditions set forth in the Credit Facility.

Maersk

On March 21, 2017, the Company entered into four charter vessel agreements with Maersk and one charter vessel agreement with Maersk UK pursuant to which Maersk and Maersk UK agreed to supply the Company with vessels and offshore services for a total of five marine campaigns. By letter agreement on March 3, 2021, the Company and Maersk agreed to extend the arrangement until 2022.

Pursuant to the Maersk Investment and Participation Agreement dated March 15, 2017 (the "Participation Agreement"), the Company agreed, among other things, that in return for marine cruises and related project management services provided by Maersk and Maersk UK, the Company will issue that number of common shares as is equal to the final cost of each marine cruise divided by $1.08 (subject to adjustment as described therein), upon completion of each marine cruise, and after agreement between the parties as to the calculation of the final cost to Maersk or Maersk UK for such cruise.

On March 3, 2021, the Participation Agreement with Maersk was amended whereby all costs incurred on or after February 5, 2021 pertaining to the use of the marine vessel would be paid in cash rather than through issuance of common shares. By this amendment, Maersk irrevocably waived certain pro rata participation rights that it may have had under the Participation Agreement in connection with the Business Combination and acknowledged that all amounts owing to Maersk for services rendered through February 5, 2021 in the aggregate amount of $4.6 million had been satisfied by the issuance of 4.2 million common shares.

Our arrangements with Maersk all ended in January 2022.

Amended and Restated Registration Rights Agreement

At the closing of the Business Combination, we, the initial shareholders, including the Sponsor (the "Sponsor Group Holders"), and certain holders of DeepGreen securities immediately prior to the Effective Time (the "DeepGreen Holders") entered into an amended and restated registration rights agreement (the "Amended and Restated Registration Rights Agreement"), pursuant to which, among other things, the Sponsor Group Holders and the DeepGreen Holders were granted certain registration rights with respect to their respective Common Shares on the terms and subject to the conditions therein.

Indemnity Agreements with Officers and Directors and Directors' and Officers' Liability Insurance

In connection with the Business Combination, the Company entered into indemnity agreements with each of its directors and executive officers. Each indemnity agreement provides for indemnification and advancements by the Company of certain expenses and costs relating to claims, suits or proceedings arising from his or her service to the Company, or, at the Company's request, service to other entities, as officers or directors to the maximum extent permitted by applicable law. The Company also maintains a general liability insurance policy, which covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Policies and Procedures for Related Party Transactions

We have adopted a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.

A "Related Person Transaction" is a transaction, arrangement or relationship in which the Company or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. Transactions involving compensation for services provided to the Company or any of its subsidiaries as an employee, consultant or director will not be considered related person transactions under this policy. A "Related Person" is:

- any person who is or was an executive officer, director, or director nominee of the Company at any time since the beginning of the Company's last fiscal year;

- a person who is or was an Immediate Family Member (as defined below) of an executive officer, director, director nominee at any time since the beginning of the Company's last fiscal year;

- any person who, at the time of the occurrence or existence of the transaction, is the beneficial owner of more than 5% of any class of the Company's voting securities (a "Significant Shareholder"); or

- any person who, at the time of the occurrence or existence of the transaction, is an Immediate Family Member of a Significant Shareholder of the Company.

An "Immediate Family Member" of a person is any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of such person, or any other person sharing the household of such person, other than a tenant or employee.

The Company has implemented policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its charter, the audit committee has the responsibility to review related party transactions.

Under the related person transaction policy, the related person in question or, in the case of transactions with a beneficial holder of more than 5% of the Company's voting stock, an officer with knowledge of a proposed transaction, will be required to present information regarding the proposed related person transaction to the audit committee (or to another independent body of the board of directors) for review.

To identify Related Person Transactions in advance, we expect to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related person transactions, our audit committee is expected to take into account the relevant available facts and circumstances, which may include, but are not limited to:

- the related person's interest in the transaction;

- the approximate dollar value of the amount involved in the transaction;

- the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;

- whether the transaction was undertaken in the ordinary course of business of the Company;

- whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to the Company than terms that could have been reached with an unrelated third-party;

- the purpose of, and the potential benefits to the Company of, the transaction; and

- any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The audit committee will approve only those transactions that it determines are fair to the Company and in the Company's best interests.

See also Item 10, "Directors, Executive Officers and Corporate Governance" above for additional information about our board of directors and its committees.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table presents fees for professional audit services rendered by Ernst & Young LLP ("EY") for the audit of the Company's annual financial statements for the years ended December 31, 2022, and December 31, 2021, and fees billed for other services rendered by EY during those periods.

	2022	2021
Audit fees:[1]	$ 555,560	$ 705,795
Audit related fees:	$ 17,576	—
Tax fees:	—	—
All other fees:	—	—

[1] Consist of aggregate fees for professional services provided in connection with the annual audits of our consolidated financial statements, the review of our quarterly condensed consolidated financial statements, and fees related to accounting matters that

were addressed during the annual audit and quarterly reviews. This category also includes fees for services that were incurred in connection with regulatory filings or engagements.

Audit services include audit work performed in the preparation of financial statements, as well as work that generally only an independent registered public accounting firm can reasonably be expected to provide, including comfort letters, statutory audits, and attest services and consultation regarding financial accounting and/or reporting standards.

Audit-Related services are for assurance and related services that are traditionally performed by an independent registered public accounting firm, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

Tax services include all services performed by an independent registered public accounting firm's tax personnel except those services specifically related to the audit of the financial statements, and includes fees in the areas of tax compliance, tax planning, and tax advice.

All Other Fees are those associated with services not captured in the other categories. The Company generally does not request such services from our independent registered public accounting firm.

<u>**Pre-Approval Policy and Procedures**</u>

The audit committee's charter sets forth the audit committee's obligations relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. The charter provides that we will not engage our independent registered public accounting firm to provide audit or non-audit services unless the service is pre-approved by the audit committee. In addition, we will not engage any other accounting firm to provide audit services unless such services are pre-approved by the audit committee.

In connection with the foregoing, the audit committee may approve specific services in advance. In addition, from time to time, the audit committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm in the future. Any such pre-approval of types of services is detailed as to the particular service or type of service to be provided and is also generally subject to a maximum dollar amount.

The audit committee has also delegated to the chairperson of the audit committee the authority to approve any audit or non-audit services to be provided to us by our independent registered public accounting firm. Any approval of services by the chairperson of the audit committee pursuant to this delegated authority is reported on at the next meeting of the audit committee.

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following is a list of exhibits filed as part of this Annual Report on Form 10-K.

Exhibit Number	Exhibit Description	Filed with this Report	Incorporated by Reference herein from Form or Schedule	Filing Date	SEC File/Reg. Number
2.1††	Business Combination Agreement, dated as of March 4, 2021, by and among Sustainable Opportunities Acquisition Corp., 1291924 B.C. Unlimited Liability Company and DeepGreen Metals Inc.		Form 8-K (Exhibit 2.1)	3/4/2021	001-39281
3.1	Notice of Articles of TMC the metals company Inc.		Form 8-K (Exhibit 3.1)	9/15/2021	001-39281
3.2	Articles of TMC the metals company Inc.		Form 8-K (Exhibit 3.2)	9/15/2021	001-39281
4.1	Description of Securities	X			
4.2	TMC the metals company Inc. Common Share Certificate		Form 8-K (Exhibit 4.1)	9/15/2021	001-39281
4.3	Warrant Agreement between Continental Stock Transfer & Trust Company and Sustainable Opportunities Acquisition Corp., dated May 8, 2020		Form S-1 (Exhibit 4.2)	10/7/2021	333-260126
4.4	Warrant to Purchase Common Shares issued by DeepGreen Metals Inc. to Allseas Group S.A. on March 4, 2021		Form S-4 (Exhibit 4.4)	4/8/2021	333-255118
10.1	Amended and Restated Registration Rights Agreement, by and between Sustainable Opportunities Acquisition Corp., Sustainable Opportunities Holdings LLC, the parties listed under Sponsor Group Holders on the signature page(s) thereto and the parties listed under DeepGreen Holders on the signature page(s) thereto		Form S-4/A (Exhibit 10.5 – Annex H)	8/5/2021	333-255118
10.2†	Strategic Alliance Agreement, dated as of March 29, 2019, by and between DeepGreen Metals Inc. and Allseas Group S.A.		Form S-4 (Exhibit 10.7)	4/8/2021	333-255118
10.3†	Pilot Mining Test Agreement dated as of July 8, 2019, by and between DeepGreen Metals Inc. and Allseas Group S.A.		Form S-4 (Exhibit 10.8)	4/8/2021	333-255118
10.4†	Third Amendment to Pilot Mining Test Agreement and First Amendment to Strategic Alliance Agreement, dated as of March 4, 2021, by and between DeepGreen Metals Inc. and Allseas Group S.A.		Form S-4 (Exhibit 10.9)	4/8/2021	333-255118

10.5	Fourth Amendment to Pilot Mining Test Agreement and Second Amendment to Strategic Alliance Agreement, dated as of June 30, 2021, by and between DeepGreen Metals Inc. and Allseas Group S.A.		Form S-4/A (Exhibit 10.23)	7/14/2021	333-255118
10.6	Fifth Amendment to Pilot Mining Test Agreement and Third Amendment to Strategic Alliance Agreement, effective as of February 8, 2023, by and among DeepGreen Engineering Pte Ltd, DeepGreen Metals Inc., TMC the metals company Inc. and Allseas Group S.A.		Form 8-K (Exhibit 10.1)	2/17/2023	001-39281
10.7†	Sponsorship Agreement, dated as of March 8, 2008, by and between the Kingdom of Tonga and Tonga Offshore Mining Limited		Form S-4 (Exhibit 10.13)	4/8/2021	333-255118
10.8†	Sponsorship Agreement, dated as of September 23, 2021, by and between the Kingdom of Tonga and Tonga Offshore Mining Limited		Form S-1 (Exhibit 10.13)	10/7/2021	333-255118
10.9†	Sponsorship Agreement, dated as of June 5, 2017, by and among the Republic of Nauru, the Nauru Seabed Minerals Authority, and Nauru Ocean Resources Inc.		Form S-4 (Exhibit 10.14)	4/8/2021	333-255118
10.10	Certificate of the Sponsorship signed by the Government of Nauru on April 11, 2011		Form S-4/A (Exhibit 10.24)	7/28/2021	333-255118
10.11	ISA Contract for Exploration (Republic of Nauru) dated as of July 22, 2011		Form S-4 (Exhibit 10.15)	4/8/2021	333-255118
10.12	ISA Contract for Exploration (Kingdom of Tonga) dated as of January 11, 2012		Form S-4 (Exhibit 10.16)	4/8/2021	333-255118
10.13+	Form of Indemnity Agreement		Form 8-K (Exhibit 10.18)	9/15/2021	001-39281
10.14+	Nonemployee Director Compensation Policy		Form 8-K (Exhibit 10.19)	9/15/2021	001-39281
10.15+	Employment Agreement, dated December 15, 2017, by and between DeepGreen Metals Inc. and Gerard Barron		Form S-4/A (Exhibit 10.17)	5/27/2021	333-255118
10.16+	Amended and Restated Employment Agreement, dated May 8, 2022, by and between The Metals Company Australia Pty. LTD and Anthony O'Sullivan		Form 10-Q (Exhibit 10.3)	5/9/2022	001-39281
10.17+	Employment Agreement, dated September 1, 2018, by and between DeepGreen Metals Inc. and Erika Ilves		Form S-4/A (Exhibit 10.19)	5/27/2021	333-255118
10.18+	Amended and Restated Employment Agreement, dated May 6, 2022, by and between DeepGreen Resources, LLC and Craig Shesky		Form 10-Q (Exhibit 10.2)	5/9/2022	001-39281
10.19.1+	TMC the metals company Inc. 2021 Incentive Equity Plan		Form 8-K (Exhibit 10.23.1)	9/15/2021	001-39281
10.19.2+	Form of Stock Option Agreement under TMC the metals company Inc. 2021 Incentive Equity Plan		Form 8-K (Exhibit 10.23.2)	9/15/2021	001-39281
10.19.3+	Form of Restricted Stock Unit Agreement under TMC the metals company Inc. 2021 Incentive Equity Plan		Form 8-K (Exhibit 10.23.3)	9/15/2021	001-39281
10.20.1+	DeepGreen Metals Inc. Stock Option Plan and form of Stock Option Agreement thereunder		Form S-4/A (Exhibit 10.20)	5/27/2021	333-255118

10.20.2+	Amendment to DeepGreen Metals Inc. Stock Option Plan		Form S-4/A (Exhibit 10.21)	5/27/2021	333-255118
10.21+	TMC the metals company Inc. 2021 Employee Stock Purchase Plan		Form S-8 (Exhibit 99.1)	5/31/2022	333-265318
10.22	Form of Subscription Agreement for institutional investors, by and between Sustainable Opportunities Acquisition Corp. and the subscriber parties thereto		Form S-4/A (Exhibit 10.1)	8/5/2021	333-255118
10.23	Form of Subscription Agreement for accredited investors, by and between Sustainable Opportunities Acquisition Corp. and the subscriber parties thereto		Form S-4/A (Exhibit 10.2)	8/5/2021	333-255118
10.24	Form of Securities Purchase Agreement, dated August 12, 2022, by and among the Company and the Purchasers named therein.		Form 8-K (Exhibit 10.1)	8/15/2022	001-39281
10.25	Securities Purchase Agreement, dated August 12, 2022, by and among the Company and Gerard Barron.		Form 8-K (Exhibit 10.2)	8/15/2022	001-39281
10.26	Securities Purchase Agreement, dated August 12, 2022, by and among the Company and ERAS Capital LLC.		Form 8-K (Exhibit 10.3)	8/15/2022	001-39281
10.27	Non-Binding Memorandum of Understanding, dated March 14, 2022, by and between TMC the metals company Inc. and Epsilon Carbon Pvt. LTD.		Form 8-K (Exhibit 10.1)	3/17/2022	001-39281
10.28	At-The-Market Equity Distribution Agreement, dated December 22, 2022, by and among TMC the metals company Inc., Stifel, Nicolaus & Company, Incorporated and Wedbush Securities Inc.		Form 8-K (Exhibit 10.1)	12/22/2022	001-39281
10.29†	Royalty Agreement dated February 21, 2023 by and among TMC the metals company Inc., Nauru Ocean Resources Inc. and Low Carbon Royalties Inc.		Form 8-K (Exhibit 10.1)	2/22/2023	001-39281
10.30†	Investor Rights Agreement dated February 21, 2023 by and among TMC the metals company Inc., Brian Paes-Braga and Low Carbon Royalties Inc.		Form 8-K (Exhibit 10.2)	2/22/2023	001-39281
10.31	Unsecured Credit Facility, dated March 22, 2023, by and between TMC the metals company Inc. and Argentum Credit Virtuti GCV	X			
21.1	List of Subsidiaries		Form S-1 (Exhibit 21.1)	10/27/2021	333-260126
23.1	Consent of Ernst & Young LLP	X			
31.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X			
31.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X			
32*	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X			
96.1	Technical Report Summary — Initial Assessment of the NORI Property, Clarion-Clipperton Zone, for Deep Green Metals Inc., effective as of March 17, 2021, by AMC Consultants Pty Ltd and other qualified persons.		Form S-4/A (Exhibit 96.1)	8/5/2021	333-255118

96.2	Technical Report Summary — Initial Assessment of the TOML Mineral Resource, Clarion-Clipperton Zone, Pacific Ocean, for Deep Green Metals Inc., effective as of March 26, 2021, by AMC Consultants Pty Ltd and other qualified persons.		Form S-4/A (Exhibit 96.2)	8/5/2021	333-255118
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)	X			
101.SCH	Inline XBRL Taxonomy Extension Schema Document	X			
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	X			
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	X			
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	X			
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	X			
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)	X			

†   Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets ("[***]") because the identified confidential portions (i) are not material and (ii) is the type of information that the Company treats as private or confidential.

††   Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

+   Management contract or compensatory plan or arrangement.

*   The certifications attached as Exhibit 32 that accompany this Annual Report on Form 10-K are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of TMC the metals company Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of such Form 10-K), irrespective of any general incorporation language contained in such filing.

Item 16. FORM 10-K SUMMARY

Not applicable.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**TMC THE METALS COMPANY INC.**

Date: March 27, 2023   By:/s/ Gerard Barron
                                                  Gerard Barron
                                                  Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated below and on the dates indicated.

Signatures	Title	Date
By: /s/ Gerard Barron Gerard Barron	Chief Executive Officer and Chairman (principal executive officer) and Director	March 27, 2023
By: /s/ Craig Shesky Craig Shesky	Chief Financial Officer (principal financial and accounting officer)	March 27, 2023
By: Andrew Greig	Director	
By: /s/ Christian Madsbjerg Christian Madsbjerg	Director	March 27, 2023
By: /s/ Andrew Hall Andrew Hall	Director	March 27, 2023
By: /s/ Sheila Khama Sheila Khama	Director	March 27, 2023
By: /s/ Andrei Karkar Andrei Karkar	Director	March 27, 2023
By: /s/ Amelia Kinahoi Siamomua Amelia Kinahoi Siamomua	Director	March 27, 2023
By: /s/ Kathleen McAllister Kathleen McAllister	Director	March 27, 2023

182

Forward-Looking Statements.

The Letter to Shareholders and summary information contained at the beginning of this annual report contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that relate to future events, TMC the metals company Inc.'s (the "Company") future operations or financial performance, or the Company's plans, strategies and prospects. These statements involve risks, uncertainties and assumptions and are based on the current estimates and assumptions of the management of the Company as of the date of this annual report and are subject to uncertainty and changes. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, among others, those set forth under the heading "Risk Factors" contained in the enclosed Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on March 27, 2023, as well as any updates to those risk factors filed from time to time in our periodic and current reports.

All information in the Letter to Shareholders and summary information contained at the beginning of this annual report is as of the date of this annual report, and the Company undertakes no duty to update this information unless required by law.

All information in the enclosed Annual Report on Form 10-K for the year ended December 31, 2022 is as of the date of filing the Annual Report on Form 10-K with the Securities and Exchange Commission on March 27, 2023 or as otherwise set forth therein, and the Company undertakes no duty to update the information unless required by law.

"We", "us", "our", "TMC", "The Metals Company" and the "Company" when used in the Letter to Shareholders and summary information contained at the beginning of this annual report refer to TMC the metals company Inc. and its subsidiaries.

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metals company

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